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Filed pursuant to Rule 424(b)(3)
Registration No. 333-129948

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

        The boards of directors of DRS Technologies, Inc., which we refer to as DRS, and Engineered Support Systems, Inc., which we refer to as ESSI, have each unanimously approved the merger of ESSI with a wholly-owned subsidiary of DRS pursuant to an Agreement and Plan of Merger dated as of September 21, 2005, whereby ESSI will become a wholly-owned subsidiary of DRS. We are proposing the merger because we believe that a combined company consisting of ESSI's support and services businesses and DRS's integrated hardware and software businesses will create more value for the stockholders of each company than either company could create individually.

        If the proposed merger is completed, each share of ESSI common stock that you own at the time of the merger will be converted into the right to receive $30.10, in cash, and a fraction of a share of DRS common stock based on the following formula. If the average closing sale price per share of DRS common stock on the New York Stock Exchange composite transactions reporting system for each of the ten consecutive trading days ending with the second complete trading day prior to completion of the merger is:

  •
  $57.20 per share or greater, you will be entitled to receive 0.2255 of a share of DRS common stock for each share of ESSI common stock owned at the time the merger is completed;

  •
  less than $57.20 per share but greater than $46.80 per share, you will be entitled to receive that fraction of a share of DRS common stock having a value, based on the ten-day average closing sale price for the same period, of $12.90 for each share of ESSI common stock owned at the time the merger is completed; or

  •
  $46.80 per share or less, you will be entitled to receive 0.2756 of a share of DRS common stock for each share of ESSI common stock owned at the time the merger is completed.

The value of the aggregate merger consideration is expected to be $43.00 for each share of ESSI common stock, but may be more or less based on the trading price of DRS common stock and as described in more detail in the joint proxy statement/prospectus. Based on the average closing sale price per share of DRS common stock of $51.913 for each of the ten consecutive trading days ending with the second complete trading day prior to the date of the joint proxy statement/prospectus accompanying this letter, the exchange ratio in the merger would be 0.2485, representing approximately $12.90 in market value for each share of ESSI common stock and aggregate merger consideration totaling $43.00 per share.

        DRS will issue a maximum of approximately 12.8 million shares of DRS common stock and spend approximately $1.3 billion in cash in the merger based on the fully-diluted number of shares of ESSI common stock. Together with debt of ESSI to be refinanced in the merger, this represents a total acquisition value of approximately $1.9 billion. DRS common stock trades on the New York Stock Exchange, which we refer to as the NYSE, under the symbol "DRS." DRS and ESSI encourage you to obtain current stock price quotations for DRS common stock from a newspaper, the Internet or your broker. The final calculation of the exchange ratio in the merger agreement will be determined as soon as practicable after the closing date, and DRS plans to issue a press release announcing the actual exchange ratio promptly after it is determined. DRS will pay ESSI shareholders the value of any fractional share in cash rather than issuing any fractional shares of DRS common stock.

        We estimate that immediately after the merger, ESSI shareholders will hold a maximum of approximately 31.4% of the then-outstanding shares of DRS common stock. DRS stockholders will continue to own their existing shares, which will not be affected by the merger.

        The merger cannot be completed unless and until DRS stockholders approve the issuance of shares of DRS common stock in the merger and ESSI's shareholders approve the merger agreement and the transactions contemplated by the merger agreement. The obligations of DRS and ESSI to complete the merger are also subject to the satisfaction or waiver of several other conditions to the merger, including receiving approval and/or clearance from regulatory agencies. More information about DRS, ESSI and the proposed merger is contained in this joint proxy statement/prospectus. We encourage you to read carefully this joint proxy statement/prospectus before voting, including the section entitled "Risks Relating to the Merger" beginning on page 19.

        The boards of directors of DRS and ESSI have each carefully reviewed and considered the terms and conditions of the proposed merger agreement and merger. Based on its review, the board of directors of DRS has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of DRS and unanimously has approved the merger agreement and the issuance of shares of DRS common stock in the merger. Based on its review, the ESSI board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are fair to, and in the best interests of, ESSI and its shareholders and unanimously has approved the merger agreement and the transactions contemplated by the merger agreement.

        In addition, in view of the limited number of shares of DRS common stock which will remain available for issuance after the merger, the board of directors of DRS has also approved the amendment to DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock from 50 million to 100 million. The merger is not conditioned on the approval of the proposal to amend DRS's certificate of incorporation.

        The DRS board of directors unanimously recommends that DRS stockholders vote "FOR" the proposal to approve the issuance of shares of DRS common stock pursuant to the merger agreement and "FOR" the proposal to amend DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock from 50 million to 100 million. The ESSI board of directors unanimously recommends that ESSI shareholders vote "FOR" the proposal to approve the merger agreement and the transactions contemplated by the merger agreement.

        The proposals are being presented to the respective stockholders of each company at their special meetings. The dates, times and places of the meetings are as follows:

For DRS stockholders:	For ESSI shareholders:
January 30, 2006, 10:00 a.m., local time	January 30, 2006, 10:00 a.m., local time
DRS Technologies, Inc.	Engineered Support Systems, Inc.
5 Sylvan Way, Floor 3	201 Evans Lane
Parsippany, NJ 07054	St. Louis, Missouri 63121
(973) 898-1500	(314) 553-4000

        Your vote is very important.    Whether or not you plan to attend your respective company's special meeting, please take the time to vote by completing, signing, dating and returning the enclosed proxy card or, if the option is available to you, by granting your proxy electronically over the Internet or by telephone. If your shares are held in "street name," you must instruct your broker in order to vote.

Sincerely,

Mark S. Newman	Gerald A. Potthoff
Chairman, President and Chief Executive Officer	Vice Chairman and Chief Executive Officer
DRS Technologies, Inc.	Engineered Support Systems, Inc.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        This joint proxy statement/prospectus is dated December 21, 2005, and is being mailed to stockholders of DRS and ESSI on or about December 23, 2005.

DRS Technologies, Inc.
5 Sylvan Way
Parsippany, New Jersey 07054

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JANUARY 30, 2006

To the Stockholders of DRS Technologies, Inc.:

        We will hold a special meeting of stockholders of DRS Technologies, Inc. at the headquarters of DRS Technologies, Inc., 5 Sylvan Way, Floor 3, Parsippany, New Jersey 07054 on January 30, 2006 at 10:00 a.m. local time for the following purposes:

  1.
  To consider and vote upon a proposal to approve the issuance of shares of DRS Technologies, Inc. common stock, pursuant to the Agreement and Plan of Merger, dated as of September 21, 2005, by and among DRS Technologies, Inc., Maxco, Inc., a wholly-owned subsidiary of DRS Technologies, Inc., and Engineered Support Systems, Inc.

  2.
  To consider and vote upon a proposal to approve an amendment to the certificate of incorporation of DRS Technologies, Inc. to increase the number of authorized shares of DRS common stock from 50 million to 100 million.

        These items of business are described in the attached joint proxy statement/prospectus. We will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement of the special meeting. Only DRS stockholders of record at the close of business on December 20, 2005, the record date for the special meeting, are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting.

        The board of directors of DRS unanimously has approved the merger agreement, the issuance of shares of DRS common stock in the merger and the amendment to DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock from 50 million to 100 million, and unanimously recommends that you vote "FOR" the proposal to approve of the issuance of shares of DRS common stock pursuant to the merger agreement and "FOR" the proposal to amend DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock. The merger is not conditioned on the approval of the proposal to amend DRS's certificate of incorporation.

        A list of stockholders eligible to vote at the DRS special meeting will be available for inspection at the special meeting and at the offices of DRS during regular business hours for a period of no less than ten days prior to the special meeting for any purpose germane to the meeting.

YOUR VOTE IS IMPORTANT

        Whether or not you plan to attend the meeting, please vote as soon as possible. To vote your shares, call the toll-free telephone number, use the Internet as described in the instructions on the enclosed proxy card, or complete, sign, date and return your proxy card in the envelope provided. Voting by telephone, over the Internet or by written proxy will assure that your vote is counted at the meeting if you do not attend in person.

By Order of the Board of Directors, DRS Technologies, Inc.

Nina Laserson Dunn Secretary and General Counsel

Parsippany, New Jersey
December 21, 2005

Engineered Support Systems, Inc.
201 Evans Lane
St. Louis, Missouri 63121

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 30, 2006

To the Shareholders of Engineered Support Systems, Inc.:

        We will hold a special meeting of shareholders of Engineered Support Systems, Inc. at the headquarters of Engineered Support Systems, Inc. 201 Evans Lane, St. Louis, Missouri 63121, on January 30, 2006 at 10:00 a.m. local time for the following purpose:

  •
  To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of September 21, 2005, by and among DRS Technologies, Inc., Maxco, Inc., a wholly-owned subsidiary of DRS Technologies, Inc., and Engineered Support Systems, Inc., and the transactions contemplated by the Agreement and Plan of Merger.

        This item of business is described in the attached joint proxy statement/prospectus. We will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement of the special meeting. Only ESSI shareholders of record at the close of business on December 20, 2005, the record date for the special meeting, are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting.

        The board of directors of ESSI unanimously has approved the merger agreement and the transactions contemplated by the merger agreement, and unanimously recommends that you vote "FOR" the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, which are described in detail in this joint proxy statement/prospectus. The joint proxy statement/prospectus is deemed incorporated by reference into this notice.

        A list of shareholders eligible to vote at the ESSI special meeting will be available for inspection at the special meeting and at the registered offices of ESSI during regular business hours for a period of no less than ten days prior to the special meeting.

        We encourage all shareholders to attend the special meeting at the headquarters of ESSI, 201 Evans Lane, St. Louis, Missouri 63121. For security purposes, if you plan to attend the ESSI special meeting, you must notify the Secretary of ESSI of your intent to do so by January 25, 2006.

YOUR VOTE IS IMPORTANT

        Whether or not you plan to attend the meeting, please vote as soon as possible. To vote your shares, call the toll-free telephone number, use the Internet as described in the instructions on the enclosed proxy card, or complete, sign, date and return your proxy card in the envelope provided. Voting by telephone, over the Internet or by written proxy will assure that your vote is counted at the meeting if you do not attend in person.

By order of the Board of Directors, Engineered Support Systems, Inc.

David D. Mattern Secretary and General Counsel

St. Louis, Missouri
December 21, 2005

ADDITIONAL INFORMATION

DRS

        This joint proxy statement/prospectus incorporates by reference important business and financial information about DRS, but not ESSI, from documents filed with the Securities and Exchange Commission, which is referred to as the SEC, that are not included in or delivered with this joint proxy statement/prospectus. For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, see "Additional Information—Where You Can Find More Information" beginning on page 135.

        Documents incorporated by reference are available from DRS without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain any of these documents from DRS or from the SEC through the SEC's web site at http://www.sec.gov. DRS stockholders may also request a copy of such documents in writing or by telephone by contacting DRS at:

  DRS Technologies, Inc.
  5 Sylvan Way
  Parsippany, NJ 07054
  (973) 898-1500
  Attention: Investor Relations

        In addition, you may obtain copies of the information relating to DRS, without charge, by sending an e-mail to p.williamson@drs.com or by making a request through DRS's investor relations web site at http://www.shareholder.com/drs/docreq.cfm.

        We are not incorporating the contents of the web sites of the SEC or DRS or any other person into this document. We are providing only the information about how you can obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these web sites for your convenience.

ESSI

        ESSI is an SEC reporting company and it files annual, quarterly, current reports and other information with the SEC. You can obtain any of these documents from ESSI or from the SEC through the SEC's web site at http://www.sec.gov. ESSI shareholders may also request a copy of such documents in writing or by telephone by contacting ESSI at:

  Engineered Support Systems, Inc.
  201 Evans Lane
  St. Louis, Missouri 63121
  (314) 553-4000
  Attention: Investor Relations

        In addition, you may obtain copies of the information relating to ESSI, without charge, by sending an e-mail to investor_relations@essihq.com. You may obtain copies of some of this information by making a request through ESSI's investor relations web site at http://www.engineeredsupport.com/investor.htm.

        We are not incorporating the contents of the web sites of the SEC or ESSI or any other person into this document. We are providing only the information about how you can obtain certain documents at these web sites for your convenience.

        IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE DRS OR ESSI SPECIAL MEETINGS, DRS OR ESSI, AS APPLICABLE, SHOULD RECEIVE YOUR REQUEST NO LATER THAN JANUARY 23, 2006.

Page
QUESTIONS AND ANSWERS ABOUT THE MERGER	Q-1
SUMMARY	1
The Companies	1
The Merger	2
Exchange Ratio	3
Treatment of Stock Options	3
Amendment to DRS's Certificate of Incorporation	4
Recommendations of the Boards of Directors	4
Stockholders Entitled to Vote; Vote Required	4
Opinions of Financial Advisors	6
Ownership of DRS After the Merger	7
Share Ownership of Directors and Executive Officers	7
Interests of Certain Individuals in the Merger	7
Financing of the Merger	8
Listing of DRS Common Stock and Delisting of ESSI Common Stock	8
Dissenters' Rights in the Merger	8
Conditions to Completion of the Merger	9
Regulatory Approvals	9
No Solicitation by ESSI	9
Termination of the Merger Agreement; Termination Fee	10
Material U.S. Federal Income Tax Consequences of the Merger	11
Accounting Treatment	11
Risks Relating to the Merger	11
Dividend Policies	11
Material Differences in Rights of DRS Stockholders and ESSI Shareholders	12
Summary Selected Historical and Pro Forma Consolidated Financial Data	12
Comparative Historical and Pro Forma Per-Share Data	15
Comparative Stock Prices and Dividends	17
RISKS RELATING TO THE MERGER	19
DRS may not be able to obtain financing to pay the cash portion of the merger consideration	19
DRS's level of indebtedness following the merger could limit cash flow available and could adversely affect its operations or its ability to obtain additional financing, if necessary. DRS may incur substantial additional indebtedness in the future	20
ESSI currently is subject to an SEC investigation that could require significant management attention and legal resources and could have a material adverse effect on the combined company.	20
The value of the stock component of the merger consideration could vary based upon the price of DRS common stock	21
The revenues of the combined company depend on DRS's and ESSI's ability to maintain levels of government business. The loss of contracts with domestic and non-U.S. government agencies could adversely affect the combined company's revenues.	21
The price of DRS common stock may be affected by factors different from those affecting the price of ESSI common stock	22
The market price of DRS common stock may decrease as a result of the merger	23
Integration of DRS's and ESSI's operations will be complex, time-consuming and expensive and may adversely affect the results of operations of DRS after the merger	23

i

If DRS is unable to successfully integrate ESSI into DRS's operations on a timely basis, DRS's profitability could be negatively affected	24
The merger may adversely affect the combined company's ability to attract and retain key ESSI employees	24
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	25
THE DRS SPECIAL MEETING	26
General	26
Date, Time, Place and Purpose of the DRS Special Meeting	26
Recommendation of the DRS Board of Directors	26
Record Date; Outstanding Shares; Shares Entitled to Vote	28
Quorum	28
Vote Required	28
Voting by DRS Directors and Executive Officers	29
Voting; Proxies; Revocation	29
Abstentions and Broker Non-Votes	30
Proxy Solicitation	31
Other Business; Adjournments	31
Assistance	31
THE ESSI SPECIAL MEETING	32
General	32
Date, Time, Place and Purpose of the ESSI Special Meeting	32
Recommendation of the ESSI Board of Directors	32
Record Date; Outstanding Shares; Shares Entitled to Vote	32
Quorum	32
Vote Required	33
Voting by ESSI Directors and Executive Officers	33
Voting; Proxies; Revocation	33
Proxy Solicitation	35
Other Business; Adjournments	35
Assistance	35
THE MERGER	36
General	36
Background of the Merger	36
Recommendation of the DRS Board of Directors and Its Reasons for the Merger	40
Recommendation of the ESSI Board of Directors and Its Reasons for the Merger	43
Opinion of Bear Stearns, Financial Advisor to DRS	45
Opinion of Merrill Lynch, Financial Advisor to DRS	51
Opinion of Lehman Brothers, Financial Advisor to ESSI	57
DRS Financing	64
Certain Legal Matters	66
Interests of Certain Individuals in the Merger	67
Regulatory Approvals Required for the Merger	71
Material U.S. Federal Income Tax Consequences	72
Accounting Treatment	74
Listing of DRS Common Stock	74
Dissenters' Rights of Appraisal	74
Delisting and Deregistration of ESSI Common Stock	76
Restrictions on Sales of Shares of DRS Common Stock Received in the Merger	76

THE MERGER AGREEMENT	77
Structure of the Merger	77
Completion and Effectiveness of the Merger	77
Merger Consideration	77
Exchange of ESSI Stock Certificates for DRS Stock Certificates	78
Treatment of Stock Options	79
Fractional Shares	79
Termination of Exchange Fund	80
No Liability	80
Distributions with Respect to Unexchanged Shares	80
Transfers of Ownership	80
Conditions to Completion of the Merger	80
Representations and Warranties	82
ESSI Prohibited from Soliciting Other Offers	82
Conduct of Business Before Completion of the Merger	84
Stockholders Meetings	85
Joint Proxy Statement and Registration Statement	85
Antitrust Approval; Further Action	85
Access to Information	86
Publicity	86
Directors' and Officers' Insurance; Indemnification	86
Employee Matters	86
Supplemental Disclosure	87
Stock Exchange Listing	87
Payment of Bank Debt	87
DRS Financing	87
Termination	87
Effect of Termination	89
Fees and Liquidated Damages	89
Amendment and Waiver	89
Extension and Waiver	90
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT INFORMATION	91
INFORMATION REGARDING ESSI	107
Business of ESSI	107
Properties of ESSI	111
Legal Proceedings Relating to ESSI	112
BENEFICIAL OWNERSHIP OF THE COMMON STOCK OF ESSI	113
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ESSI	115
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK APPLICABLE TO ESSI	125
SUPPLEMENTARY FINANCIAL INFORMATION OF ESSI	125
COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS	126

ADDITIONAL INFORMATION	134
Stockholder Proposals	134
Legal Matters	134
Experts	134
Where You Can Find More Information	135
CONSOLIDATED FINANCIAL STATEMENTS	F-1

Annexes

Annex A	Agreement and Plan of Merger
Annex B	Opinion of Bear, Stearns & Co. Inc.
Annex C	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Annex D	Opinion of Lehman Brothers Inc.
Annex E	Form of Certificate of Amendment to the Certificate of Incorporation of DRS Technologies, Inc.
Annex F	Section 351.455 of The General and Business Corporation Law of Missouri

QUESTIONS AND ANSWERS ABOUT THE MERGER

        The following are some questions that you, as a stockholder of DRS Technologies, Inc., which we refer to as DRS, or Engineered Support Systems, Inc., which we refer to as ESSI, may have regarding the merger and the other matters being considered at the respective special meetings of DRS and ESSI and brief answers to those questions. DRS and ESSI urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at their respective special meetings of stockholders. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus.

Q:
Why am I receiving this joint proxy statement/prospectus?

A:
DRS and ESSI have entered into an Agreement and Plan of Merger, dated as of September 21, 2005 (referred to in this joint proxy statement/prospectus as the merger agreement), that contains the terms and conditions of the acquisition of ESSI by DRS. Pursuant to the terms of the merger agreement, ESSI will merge with Maxco, Inc., a wholly-owned subsidiary of DRS, with ESSI surviving and continuing as a wholly-owned subsidiary of DRS (referred to in this joint proxy statement/prospectus as the merger). The text of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. For a more complete description of the merger, see "The Merger" beginning on page 36.

  In order to complete the merger, DRS stockholders must vote to approve the issuance of shares of DRS common stock in the merger, and ESSI shareholders must vote to approve the merger agreement and the transactions contemplated by the merger agreement. DRS and ESSI will hold separate special meetings of their respective stockholders to obtain these approvals.

  This joint proxy statement/prospectus contains important information about the merger, the merger agreement and the special meetings of the respective stockholders of DRS and ESSI, which you should read carefully. The enclosed voting materials allow you to vote your shares without attending your respective company's special meeting.

  Your vote is very important. We encourage you to vote as soon as possible.

Q:
Why are DRS and ESSI proposing the merger?

A:
The boards of directors of DRS and ESSI both believe that the merger will provide substantial strategic and financial benefits to the stockholders of both companies and will allow stockholders of both companies the opportunity to participate in a larger, more diversified company that will be a leading supplier of integrated hardware, software and support services for U.S. military forces, intelligence agencies, prime contractors and international military forces. DRS and ESSI both also believe that the combination will create a stronger and more competitive provider of defense technology products and services with strong military services and support capability that is capable of creating greater stockholder value than either DRS or ESSI could on its own. To review the reasons for the merger in greater detail, see "The Merger—Recommendation of the DRS Board of Directors and Its Reasons for the Merger" beginning on page 40 and "The Merger—Recommendation of the ESSI Board of Directors and Its Reasons for the Merger" beginning on page 43.

Q:
What consideration will ESSI shareholders receive in the merger?

A:
If the proposed merger is completed, you will be entitled to receive, for each share of ESSI stock you own, $30.10 in cash and a fraction of a share of DRS common stock based on the following formula. If the average closing sale price per share of DRS common stock on the NYSE composite transactions reporting system for each of the ten consecutive trading days ending with the second complete trading day prior to completion of the merger is:

  •
  $57.20 per share or greater, you will be entitled to receive 0.2255 of a share of DRS common stock for each share of ESSI common stock owned at the time the merger is completed;

  •
  less than $57.20 per share but greater than $46.80 per share, you will be entitled to receive that fraction of a share of DRS common stock having a value, based on the ten-day average closing sale price for the same period, of $12.90 for each share of ESSI common stock owned at the time the merger is completed; or

  •
  $46.80 per share or less, you will be entitled to receive 0.2756 of a share of DRS common stock for each share of ESSI common stock owned at the time the merger is completed.

        For a more complete description of what ESSI shareholders will receive in the merger, see "The Merger Agreement—Merger Consideration" beginning on page 77.

Q:
What will happen to options to purchase ESSI common stock?

A:
If the proposed merger is completed, at the time of the completion of the merger, all unexercised options to acquire ESSI common stock will be cancelled in exchange for the same consideration paid to ESSI shareholders for shares of ESSI common stock, reduced by the applicable exercise price. The merger consideration per share of ESSI common stock, including the cash payment of $30.10 and a fraction of a share of DRS common stock, will be reduced ratably by the exercise price of the unexercised options in the same proportion that the value of the cash and fraction of a share of DRS common stock bear to each other. The exact amount of the merger consideration payable in respect of an option, and the reduction applicable to the cash payment and DRS common stock components, will depend on the market price of DRS common stock and the exercise price of the unexercised option.

Q:
When will ESSI shareholders know the actual number of shares of DRS common stock that they will be entitled to receive as a result of the merger?

A:
As soon as practicable after the closing date, DRS plans to issue a press release that will announce the exchange ratio that will determine the number of shares of DRS common stock that ESSI shareholders will be entitled to receive in exchange for shares of ESSI common stock.

Q:
Should ESSI shareholders send in their ESSI stock certificates now?

A:
No. After the merger is completed, you will receive written instructions from the exchange agent on how to exchange your ESSI stock certificates for the merger consideration. Please do not send in your ESSI stock certificates with your proxy.

Q:
How will DRS stockholders be affected by the merger and issuance of DRS common stock in the merger?

A:
After the merger, DRS stockholders will continue to own their existing shares of DRS common stock. Accordingly, DRS stockholders will hold the same number of shares of DRS common stock that they held immediately prior to the merger. However, because DRS will be issuing new shares of DRS common stock to ESSI shareholders in the merger, each outstanding share of DRS common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of DRS common stock outstanding after the merger.

Q:
When do DRS and ESSI expect the merger to be completed?

A:
DRS and ESSI are working to complete the merger as quickly as practicable. However, we cannot predict the exact timing of the completion of the merger because it is subject to regulatory approvals and other conditions. See "The Merger Agreement—Conditions to Completion of the Merger" beginning on page 80.

Q:
Are ESSI shareholders entitled to dissenters' rights?

A:
Under Missouri law, holders of ESSI common stock have the right to dissent from the merger and obtain payment in cash for the fair value of their shares of common stock, in accordance with Missouri law, rather than the merger consideration. In order to perfect dissenters' rights, ESSI shareholders must deliver to ESSI a written objection to the merger at or prior to the ESSI special meeting of shareholders. The procedures for perfecting dissenters' rights are summarized under the section entitled "The Merger—Dissenters' Rights of Appraisal" on page 74. In addition, the text of the applicable provisions of Missouri law is included as Annex F to this joint proxy statement/prospectus.

  Holders of DRS common stock are not entitled to dissenters' appraisal rights in connection with the issuance of DRS common stock in the merger or in connection with the amendment of DRS's certificate of incorporation.

Q:
What are DRS stockholders voting on?

A:
DRS stockholders are voting on a proposal to approve the issuance of a maximum of approximately 12.8 million shares of DRS common stock pursuant to the merger agreement, or approximately 45.8% of the DRS common shares outstanding as of the record date. The approval of this proposal by DRS stockholders is a condition to the effectiveness of the merger. DRS stockholders also are voting on a proposal to approve an amendment to DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock, which is not a condition to the effectiveness of the merger. DRS stockholders are voting on each proposal separately. The vote on one proposal has no bearing on the other proposal, or any other matter that may come before the DRS special meeting.

Q:
Why is DRS proposing to amend its certificate of incorporation?

A:
There are 50 million shares of DRS common stock authorized under DRS's certificate of incorporation, and as of the record date of the DRS special meeting, approximately 32 million shares of DRS common stock were outstanding or reserved for issuance. Following completion of the merger with ESSI, there will be a maximum of approximately 44.8 million shares of DRS common stock outstanding or reserved for issuance. While DRS has a sufficient number of shares of common stock authorized to complete the merger, the DRS board of directors believes it is desirable to authorize additional shares of common stock so that there will be sufficient shares available for issuance for purposes that the DRS board of directors may later determine to be in the best interests of DRS and its stockholders. Those purposes could include, but are not limited to, making acquisitions through the use of common stock, raising capital, adopting additional employee benefit plans, reserving additional shares for issuance under those plans and under plans of acquired companies and for other corporate purposes. The DRS board of directors believes that approval of the proposed amendment to increase the authorized shares of common stock is necessary to provide DRS with the flexibility to pursue these types of opportunities without added delay and expense. If the proposed amendment is adopted, 50 million additional shares of common stock will be available for issuance by the DRS board of directors without any further stockholder approval, although certain issuances of shares may require stockholder approval in accordance with the requirements of the NYSE or the Delaware General Corporation Law, which is referred to as the DGCL. Other than in connection with the financing of the merger and the issuance of shares under benefit plans previously approved by DRS stockholders, DRS has no plans for the issuance of DRS common stock at this time, but the DRS board of directors reserves the right to authorize any issuance of shares of DRS common stock deemed to be in the best interests of DRS and its stockholders.

Q:
What are ESSI shareholders voting on?

A:
ESSI shareholders are voting on a proposal to approve the merger agreement and the transactions contemplated by the merger agreement. The approval of this proposal by ESSI shareholders is a condition to the effectiveness of the merger.

Q:
What vote of DRS stockholders is required to approve the issuance of shares of DRS common stock in the merger?

A:
Approval of the issuance of DRS common stock in the merger requires the affirmative vote of the holders of a majority of shares of DRS common stock cast on the proposal, in person or by proxy, provided that the total votes cast on the proposal represent over 50% of the outstanding shares of DRS common stock entitled to vote on the proposal.

Q:
What vote of DRS stockholders is required to approve the amendment to DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock?

A:
Approval of the amendment to DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock requires the affirmative vote of the holders of a majority of the outstanding shares of DRS common stock entitled to vote on the proposal.

Q:
What vote of ESSI shareholders is required to approve the merger agreement and the transactions contemplated by the merger agreement?

A:
The proposal to approve the merger agreement and the transactions contemplated by the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of ESSI common stock entitled to vote at the special meeting.

Q:
How does the board of directors of DRS recommend that DRS stockholders vote?

A:
The DRS board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of DRS and unanimously recommends that DRS stockholders vote "FOR" the proposal to approve the issuance of shares of DRS common stock pursuant to the merger agreement.

  The DRS board of directors unanimously approved resolutions, subject to stockholder approval, to amend DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock and unanimously recommends that DRS stockholders vote "FOR" the proposal to amend DRS's certificate of incorporation.

  For a more complete description of the recommendation of the DRS board of directors, see "The DRS Special Meeting—Recommendation of the DRS Board of Directors" beginning on page 26.

Q:
How does the board of directors of ESSI recommend that ESSI shareholders vote?

A:
The ESSI board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of ESSI and its shareholders and unanimously recommends that ESSI shareholders vote "FOR" the proposal to approve the merger agreement and the transactions contemplated by the merger agreement. For a more complete description of the recommendation of the ESSI board of directors, see "The ESSI Special Meeting—Recommendation of the ESSI Board of Directors" beginning on page 32.

Q:
When and where will the special meetings of stockholders be held?

A:
The DRS special meeting will take place at the headquarters of DRS Technologies, Inc., 5 Sylvan Way, Floor 3, Parsippany, New Jersey, on January 30, 2006 at 10:00 a.m. local time. The ESSI special meeting will take place at the headquarters of Engineered Support Systems, Inc., 201 Evans Lane, St. Louis, Missouri 63121, on January 30, 2006 at 10:00 a.m. local time.

Q:
Who can attend and vote at the special meetings?

A:
All DRS stockholders of record as of the close of business on December 20, 2005, the record date for the DRS special meeting, are entitled to receive notice of and to vote at the DRS special meeting. All ESSI shareholders of record as of the close of business on December 20, 2005, the record date for the ESSI special meeting, are entitled to receive notice of and to vote at the ESSI special meeting. Shareholders of ESSI who plan to attend the ESSI special meeting should notify the Secretary of ESSI of their intent to do so by January 25, 2006.

Q:
What should DRS and ESSI stockholders do now in order to vote on the proposals being considered at their company's special meeting?

A:
Stockholders of record of DRS as of the record date for the DRS special meeting, participants in the DRS Retirement/Savings Plan, which is referred to as the DRS Plan, and shareholders of record of ESSI as of the record date for the ESSI special meeting may now vote by proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying postage-paid envelope or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. Participants in ESSI's 401(k) and Employee Stock Ownership Plan, as amended, which we refer to as the ESSI 401(k) Plan, may provide their instructions to the ESSI 401(k) Plan trustee by signing and returning the enclosed proxy card in the accompanying postage paid envelope or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. The ESSI 401(k) Plan trustee must receive participant vote instructions no later than January 26, 2006. If you hold DRS shares or ESSI shares in "street name," which means your shares are held of record by a broker, bank or nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please refer to the voting instruction card used by your broker, bank or nominee to see if you may submit voting instructions using the Internet or telephone.

  Additionally, you also may vote in person by attending your respective company's special meeting of stockholders. If you plan to attend your respective company's special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in "street name," and you wish to vote at your respective company's special meeting, you must bring a proxy from the record holder of the shares authorizing you to vote at the special meeting. Whether or not DRS stockholders or ESSI shareholders plan to attend the special meeting of their respective company, they should grant their proxy as described in this joint proxy statement/prospectus.

Q:
What will happen if I abstain from voting or fail to vote?

A:
An abstention occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting. Assuming a quorum is present and the total votes cast on the proposal to approve the issuance of DRS common stock in the merger represent more than 50% of the outstanding shares of DRS common stock entitled to vote on the proposal, an abstention or the failure of a DRS stockholder to vote or to instruct his or her broker to vote if his or her shares are held in "street name" will have no effect in determining whether the issuance of DRS common stock is approved. An abstention or the failure of a DRS stockholder to vote will have the same effect as voting against the approval of the amendment to DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock.

  An abstention or the failure of an ESSI shareholder to vote or to instruct his or her broker to vote if his or her shares are held in "street name" will have the same effect as voting against the proposal to approve the merger agreement and the transactions contemplated by the merger agreement.

Q:
Can I change my vote after I have delivered my proxy?

A:
Yes. If you are a holder of record, you may change your vote at any time before your proxy is voted at the applicable special meeting by:

•
delivering a signed written notice of revocation to the Secretary of your respective company at:

DRS Technologies, Inc. 5 Sylvan Way Parsippany, NJ 07054 (973) 898-1500 Attention: Corporate Secretary	Engineered Support Systems, Inc. 201 Evans Lane St. Louis, MO 63121 (314) 553-4000 Attention: Corporate Secretary
  •
  signing and delivering a new, valid proxy bearing a later date;

  •
  submitting another proxy by telephone or on the Internet (your latest telephone or Internet voting instructions will be followed); or

  •
  attending the special meeting and voting in person, although your attendance alone will not revoke your proxy.

  If your shares are held in a street name account, you must contact your broker, bank or other nominee to change your vote.

Q:
What should DRS stockholders or ESSI shareholders do if they receive more than one set of voting materials for their company's special meeting?

A:
You may receive more than one set of voting materials for your special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:
Who can help answer my questions?

A:
If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact:

  if you are a DRS stockholder:

    Innisfree M&A Incorporated
    Stockholders call toll-free: (877) 687-1874
    Banks and brokers call collect: (212) 750-5833

  if you are an ESSI shareholder:

    Mellon Investor Services LLC
    Call toll-free: (888) 634-5906

SUMMARY

        The following is a summary that highlights information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement and the transactions contemplated by the merger agreement, we encourage you to carefully read this entire joint proxy statement/prospectus, including the attached annexes. In addition, we encourage you to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about DRS that has been filed with the SEC. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled "Additional Information—Where You Can Find More Information" beginning on page 135. We have included page references to direct you to more complete discussions of the topics presented in this summary.

The Companies

DRS Technologies, Inc.
5 Sylvan Way
Parsippany, New Jersey 07054
(973) 898-1500

        DRS is a leading supplier of defense electronic products, systems and defense services. DRS provides high-technology products and services to all branches of the U.S. military, major aerospace and defense prime contractors, government intelligence agencies, international military forces and industrial markets. DRS focuses on several key areas of importance for the U.S. Department of Defense, which we refer to as the DoD, such as intelligence, surveillance, reconnaissance, power management, advanced communications and network systems. Incorporated in 1968, DRS has served the defense industry for over 37 years. DRS is a leading provider of thermal imaging devices, combat display workstations, electronic sensor systems, power systems, battlefield digitization systems, air combat training systems, mission recorders and deployable flight incident recorders. DRS's products are deployed on a wide range of high-profile military platforms, such as DDG-51 Aegis destroyers, M1A2 Abrams Main Battle Tanks, M2A3 Bradley Fighting Vehicles, OH-58D Kiowa Warrior helicopters, AH-64 Apache helicopters, F/A-18E/F Super Hornet and F-16 Fighting Falcon jet fighters, C-17 Globemaster II and C-130 Hercules cargo aircraft, Trident submarines, Virginia class submarines and on several other platforms for military and non-military applications. DRS also has contracts that support future military platforms, such as the DD(X) destroyer, CVN-78 next generation aircraft carrier and Future Combat System.

        DRS's common stock is traded on the NYSE, under the symbol "DRS."

Engineered Support Systems, Inc.
201 Evans Lane
St. Louis, Missouri 63121
(314) 553-4000

        ESSI is a holding company for 14 wholly-owned subsidiaries. These subsidiaries are organized within ESSI's two business segments: Support Systems and Support Services. The Support Systems segment designs, engineers and manufactures integrated military electronics and other military support equipment primarily for the DoD, as well as related heat transfer and air handling equipment for domestic commercial and industrial users, and material handling equipment primarily for the U.S. Postal Service. The Support Systems segment includes the operations of Systems & Electronics Inc. (SEI), Keco Industries, Inc. (Keco), Engineered Air Systems, Inc. (Engineered Air), Engineered Coil Company, d/b/a Marlo Coil (Marlo Coil), Engineered Electric Company, d/b/a Fermont (Fermont), Universal Power Systems, Inc. (UPSI), Engineered Environments, Inc. (EEi), Pivotal Power Inc.

(Pivotal Power), Prospective Computer Analysts Incorporated (PCA) and Mobilized Systems, Inc. (Mobilized Systems).

        The Support Services segment provides engineering services, logistics and training services, advanced technology services, asset protection systems and services, telecommunication systems integration and information technology services primarily for the DoD. The Support Services segment includes the operations of Technical and Management Services Corporation (TAMSCO), Radian, Inc. (Radian), Spacelink International, LLC (Spacelink) and ESSIbuy.com, Inc. (ESSIbuy). Substantially all revenues within these two segments are directly or indirectly derived from contracts with the DoD and certain foreign militaries.

        ESSI's common stock is traded on the Nasdaq National Market System, which is referred to as the Nasdaq, under the symbol "EASI."

Maxco, Inc.
5 Sylvan Way
Parsippany, New Jersey 07054
(973) 898-1500

        Maxco is a wholly-owned subsidiary of DRS. Maxco was formed on September 16, 2005 solely for the purpose of engaging in the merger and the other transactions contemplated by the merger agreement. Maxco has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the merger agreement.

The Merger (see page 36)

        DRS and ESSI have agreed to the acquisition of ESSI by DRS under the terms of the merger agreement that is described in this joint proxy statement/prospectus. Pursuant to the merger agreement, ESSI will merge with Maxco, with ESSI surviving the merger. We have attached the text of the merger agreement as Annex A to this joint proxy statement/prospectus. We encourage you to carefully read the merger agreement in its entirety because it is the legal document that governs the merger.

Merger Consideration

        If the merger is completed, ESSI shareholders will receive $30.10 in cash for each share of ESSI stock held and a fraction of a share of DRS common stock based on the following formula. If the average closing sale price per share of DRS common stock on the NYSE composite transactions reporting system for each of the ten consecutive trading days ending with the second complete trading day prior to completion of the merger is:

  •
  $57.20 per share or greater, ESSI shareholders will be entitled to receive 0.2255 of a share of DRS common stock for each share of ESSI common stock owned at the time the merger is completed;

  •
  less than $57.20 per share but greater than $46.80 per share, ESSI shareholders will be entitled to receive that fraction of a share of DRS common stock having a value, based on the ten-day average market price for such period, of $12.90 for each share of ESSI common stock owned at the time the merger is completed; or

  •
  $46.80 per share or less, ESSI shareholders will be entitled to receive 0.2756 of a share of DRS common stock for each share of ESSI common stock owned at the time the merger is completed.

The final calculation of the exchange ratio in the merger agreement will be determined as soon as practicable after the closing date, and DRS plans to issue a press release announcing the exchange ratio promptly after it is determined. DRS will issue a maximum of approximately 12.8 million shares of DRS common stock and spend approximately $1.3 billion in cash in the merger based on the fully-diluted number of shares of ESSI common stock as of the record date of the ESSI special meeting.

        ESSI shareholders will have to surrender their ESSI common stock certificates to receive the merger consideration payable to them, consisting of cash and new shares of DRS common stock. PLEASE DO NOT SEND ANY CERTIFICATES NOW. DRS will send ESSI shareholders written instructions on how to surrender ESSI common stock certificates for new DRS common stock certificates after the acquisition is completed.

Exchange Ratio (see page 77)

        The exchange ratio and the market value of the shares of DRS common stock issuable in the merger will fluctuate with changes in the market price of DRS common stock. Because the exchange ratio depends on the ten-day average closing sale price of DRS common stock as described above, the exchange ratio will fluctuate if the ten-day average closing sale price of DRS common stock is between $57.20 and $46.80 per share. Within that range, each share of ESSI common stock will be exchanged for that fraction of a share of DRS common stock having a market value of $12.90, based on its ten-day average closing sale price for such period.

        If the ten-day average closing sale price per share of DRS common stock is $46.80 or less, the exchange ratio will be fixed at 0.2756 of a share of DRS common stock and will not be adjusted to limit the risk of any further decline in the market value of the consideration you will receive in the merger. In addition, the exchange ratio will be fixed at 0.2255 of a share of DRS common stock if the ten-day average closing sale price per share of DRS common stock is $57.20 or more. Accordingly, the market value of the consideration that you will receive will fluctuate with the market price of DRS common stock if either of the two fixed exchange ratios applies. DRS and ESSI each encourage you to obtain current stock price quotations for DRS common stock from a newspaper, the Internet or your broker. The merger will not be completed until after the ESSI special meeting. Since the ten-day average closing sale price measurement period does not end until the second complete trading day prior to completion of the merger, shareholders voting at the special meeting will not know the exchange ratio to be applied in the merger or, therefore, the exact value of the consideration to be received. For a more detailed discussion of the exchange ratio, see "The Merger Agreement—Merger Consideration" on page 77.

Fractional Shares

        DRS will not issue fractional shares of DRS common stock in the merger. As a result, ESSI shareholders will receive cash for any fractional share of DRS common stock that they would otherwise be entitled to receive in the merger. For a more detailed discussion of the treatment of fractional shares, see "The Merger Agreement—Fractional Shares" on page 79.

Treatment of Stock Options (see page 79)

        The merger agreement provides that at the time of the completion of the merger, all unexercised options to acquire ESSI common stock will be cancelled in exchange for the same consideration paid to ESSI shareholders for shares of ESSI common stock, reduced by the applicable exercise price. The merger consideration for each share of ESSI common stock, which includes the cash payment of $30.10 and a fraction of a share of DRS common stock, will be reduced ratably by the exercise price of the unexercised options in the same proportion that the value of the cash and fraction of a share of DRS common stock bear to each other. The exact amount of the merger consideration payable in respect of an option, and the reduction applicable to the cash payment and DRS common stock components will depend on the market price of DRS common stock and the exercise price of the unexercised option. For a more detailed discussion of the treatment of ESSI stock options in the merger, see "The Merger Agreement—Treatment of Stock Options" on page 79.

Amendment to DRS's Certificate of Incorporation (see page 26)

        If the proposal to amend DRS's certificate of incorporation is approved by DRS stockholders, the authorized number of shares of DRS common stock will increase from 50 million to 100 million. There are 50 million shares of DRS common stock authorized under DRS's certificate of incorporation, and as of the record date of the DRS special meeting, approximately 32 million shares of DRS common stock were outstanding or reserved for issuance. Following completion of the merger with ESSI, there will be a maximum of approximately 44.8 million shares of DRS common stock outstanding or reserved for issuance. While DRS has a sufficient number of shares of common stock authorized to complete the merger, the DRS board of directors believes it is desirable to authorize additional shares of common stock so that there will be sufficient shares available for issuance for purposes that the DRS board of directors may later determine to be in the best interests of DRS and its stockholders. Those purposes could include, but are not limited to, making acquisitions through the use of common stock, raising capital, adopting additional employee benefit plans, reserving additional shares for issuance under those plans and under plans of acquired companies and for other corporate purposes. The DRS board of directors believes that approval of the proposed amendment to increase the authorized shares of common stock is necessary to provide DRS with the flexibility to pursue these types of opportunities without added delay and expense. If the proposed amendment is adopted, 50 million additional shares of common stock will be available for issuance by the DRS board of directors without any further stockholder approval, although certain issuances of shares may require stockholder approval in accordance with the requirements of the NYSE or the DGCL. Other than in connection with the financing of the merger and the issuance of shares under benefit plans previously approved by DRS stockholders, DRS has no plans for the issuance of DRS common stock at this time, but the DRS board of directors reserves the right to authorize any issuance of shares of DRS common stock deemed to be in the best interests of DRS and its stockholders.

Recommendations of the Boards of Directors (see pages 26 and 32)

DRS

        The DRS board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of DRS and unanimously recommends that DRS stockholders vote "FOR" the proposal to approve the issuance of shares of DRS common stock pursuant to the merger agreement. The DRS board of directors unanimously recommends that DRS stockholders vote "FOR" approval of the amendment to DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock.

ESSI

        The ESSI board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of ESSI, and unanimously recommends that ESSI shareholders vote "FOR" the proposal to approve the merger agreement and the transactions contemplated by the merger agreement.

Stockholders Entitled to Vote; Vote Required (see pages 28, 32 and 33)

DRS Stockholders

        You can vote at the DRS special meeting if you owned DRS common stock at the close of business on December 20, 2005, which is referred to as the DRS record date. On that date, there were 28,084,648 shares of DRS common stock outstanding and entitled to vote at the DRS special meeting. You can cast one vote for each share of DRS common stock that you owned on the DRS record date.

        In accordance with the listing requirements of the NYSE, approval of the issuance of DRS common stock in the merger requires the affirmative vote of the holders of a majority of shares of

DRS common stock cast on the proposal, in person or by proxy, provided that the total votes cast on the proposal represent over 50% of the outstanding shares of DRS common stock entitled to vote on the proposal.

        In accordance with the requirements of the DGCL, the approval of the amendment to DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock requires the affirmative vote of the holders of a majority of the outstanding shares of DRS common stock entitled to vote on the proposal. Stockholder approval of this proposal is not a condition that must be satisfied before the merger can be completed.

        Abstentions and "broker non-votes," if any, will be counted in determining whether a quorum is present at the DRS special meeting. An abstention occurs when a stockholder attends a meeting either in person or by proxy, but abstains from voting. A "broker non-vote" occurs when shares are held in "street name" by a broker or other nominee on behalf of a beneficial owner and the beneficial owner does not instruct the broker or nominee how to vote the shares at the special meeting for a proposal that is "non-routine" under the listing requirements of the NYSE.

        Assuming a quorum is present and the total votes cast on the proposal to approve the issuance of DRS common stock in the merger represent more than 50% of the outstanding shares of DRS common stock entitled to vote on the proposal, the failure of a DRS stockholder to vote or a decision by a DRS stockholder to abstain will have no effect in determining whether the issuance of DRS common stock is approved. The proposal to approve the issuance of DRS common stock is a "non-routine" proposal and could result in "broker non-votes." Abstentions and "broker non-votes" could have a negative effect on DRS's ability to obtain the necessary number of votes cast to approve the issuance of DRS common stock in accordance with the NYSE's listing requirements.

        The failure of a DRS stockholder to vote or a decision by a DRS stockholder to abstain from voting will have the same effect as a vote against the proposal to amend DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock. It is expected that "broker non-votes" will not result from the proposal to amend DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock because under the NYSE listing requirements it is a "routine" proposal and, therefore, a broker or nominee will have the discretionary authority under the NYSE's listing requirements to vote the shares for which the broker or nominee does not receive voting instructions for the proposal.

ESSI Shareholders

        You can vote at the ESSI special meeting if you owned ESSI common stock at the close of business on December 20, 2005, which is referred to as the ESSI record date. On that date, there were 41,960,035 shares of ESSI common stock outstanding and entitled to vote at the ESSI special meeting. You can cast one vote for each share of ESSI common stock that you owned on the ESSI record date. The affirmative vote of the holders of at least two-thirds of the outstanding shares of ESSI common stock entitled to vote at the special meeting, in person or by proxy is required to approve the merger agreement and the transactions contemplated by the merger agreement.

        Abstentions and "broker non-votes," if any, will be counted in determining whether a quorum is present at the ESSI special meeting for purposes of the vote of ESSI shareholders on the proposal to approve the merger agreement and the transactions contemplated by the merger agreement. An abstention will have the same effect as a vote against the proposal to approve the merger agreement and the transactions contemplated by the merger agreement. A "broker non-vote" will have the same effect as a vote against the proposal to approve the merger agreement and the transactions contemplated by the merger agreement.

Opinions of Financial Advisors (see pages 45, 51 and 57)

DRS

        On September 21, 2005, Bear, Stearns & Co. Inc., which is referred to as Bear Stearns, financial advisor to DRS, rendered its oral opinion to the DRS board of directors and subsequently confirmed in a written opinion dated September 21, 2005, that, as of that date, and based upon and subject to the considerations described in its opinion and based upon such other matters as Bear Stearns deemed appropriate, the merger consideration to be paid by DRS for each outstanding share of ESSI common stock pursuant to the merger agreement was fair to DRS from a financial point of view. The full text of Bear Stearns' written opinion is attached to this joint proxy statement/prospectus as Annex B. We encourage you to carefully read this opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Bear Stearns' opinion is directed to the DRS board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger. In addition to financial advisory services, Bear Stearns and its affiliates, also referred to as Bear Stearns, together with Wachovia Capital Markets, LLC, and its affiliates, referred to as Wachovia, have provided (1) a commitment letter to DRS to amend and restate DRS's existing senior secured credit facility with a $706.9 million senior secured credit facility, consisting of a $356.9 million seven-year term loan and a $350.0 million six-year revolving credit facility, and (2) a second commitment letter to DRS for an interim credit facility up to $950.0 million, if the placement of permanent debt financing has not been consummated by the effective time of the merger. See "The Merger—DRS Financing" on page 64.

        On September 21, 2005, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which is referred to as Merrill Lynch, financial advisor to DRS for purposes of rendering its opinion as to fairness, delivered its oral opinion to the board of directors of DRS, subsequently confirmed in its written opinion as of that same date, that, as of that date, and based upon and subject to the assumptions, matters considered and qualifications and limitations set forth in its written opinion and taking into account such other matters as Merrill Lynch deemed necessary, the merger consideration to be paid by DRS for each outstanding share of ESSI common stock pursuant to the merger agreement was fair to DRS from a financial point of view. The full text of Merrill Lynch's written opinion is attached to this joint proxy statement/prospectus as Annex C. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Merrill Lynch's opinion is directed to the DRS board of directors and does not constitute a recommendation to any stockholder as to any matters relating to the merger. Subsequent to Merrill Lynch serving as financial advisor to DRS in rendering its opinion as to fairness, and at the request of DRS, an affiliate of Merrill Lynch has committed to participate as a lender in the interim loan facility to DRS, which will be used by DRS to finance the merger in the event the placement of permanent debt financing has not been consummated by the effective time of the merger. See "The Merger—DRS Financing" on page 64. DRS has agreed with Merrill Lynch that Merrill Lynch also will be a co-manager with respect to the placement of the permanent debt financing.

ESSI

        On September 21, 2005, Lehman Brothers rendered its oral opinion to the ESSI board of directors and subsequently confirmed in a written opinion dated September 21, 2005, that, as of that date, and based upon and subject to the matters stated in its opinion, from a financial point of view, the consideration to be paid by DRS to the shareholders of ESSI in the merger was fair to such shareholders. The full text of Lehman Brothers' written opinion is attached to this joint proxy statement/prospectus as Annex D. We encourage you to carefully read this opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Lehman Brothers' opinion is directed to the ESSI board of directors and does not constitute a recommendation to any shareholder as to any matters relating to the merger.

Ownership of DRS After the Merger

        DRS expects to issue a maximum of approximately 12.8 million shares of DRS common stock in the merger. Based on the number of shares of DRS and ESSI common stock outstanding on their respective record dates, and the conversion of outstanding and unexercised stock options granted under ESSI's stock option plans and as represented by ESSI in the merger agreement, after completion of the merger, former ESSI shareholders will own a maximum of approximately 31.4% of the then outstanding shares of DRS common stock.

Share Ownership of Directors and Executive Officers

        At the close of business on the DRS record date, directors and executive officers of DRS and their affiliates beneficially owned and were entitled to vote approximately 244,884 shares of DRS common stock, collectively representing less than one percent of the shares of DRS common stock outstanding on that date.

        At the close of business on the ESSI record date, directors and executive officers of ESSI and their affiliates beneficially owned and were entitled to vote approximately 1,454,407 shares of ESSI common stock, collectively representing approximately 3.47% of the shares of ESSI common stock outstanding on that date.

Interests of Certain Individuals in the Merger (see page 67)

        In considering the recommendation of the ESSI board of directors with respect to the merger agreement and the transactions contemplated by the merger agreement, you should be aware that certain members of the ESSI board of directors and certain ESSI executive officers have interests in the transactions contemplated by the merger agreement that may be different than, or in addition to, the interests of ESSI shareholders generally. These interests include, among other things, the following:

  •
  the payment, upon the completion of the merger, of lump sums to each of Gerald A. Potthoff, Chief Executive Officer and a director, Gary C. Gerhardt, Chief Financial Officer and a director, and Daniel A. Rodrigues, President and Chief Operating Officer, in accordance with their existing employment agreements, consisting of an amount equal to 2.99 times the average of each of such person's base salary and bonus for the prior five fiscal years;

  •
  the payment, upon the completion of the merger, of a success fee of $5.0 million to Michael Shanahan, Sr., the non-executive Chairman and a director of ESSI, in accordance with a memorandum of understanding, dated April 30, 2005, as compensation for Mr. Shanahan's consulting services in connection with the exploration of a possible sale of ESSI;

  •
  continued benefits for at least one year following the effective time of the merger that are similar, in the aggregate, to those provided by ESSI prior to the effective time of the merger;

  •
  indemnification by DRS and the surviving corporation, to the fullest extent permitted by law of persons who were directors or officers of ESSI before the merger against various claims and actions arising out of their positions with ESSI prior to the merger, so long as such person is, or has been, acting within the scope of such person's employment or fiduciary duties; and

  •
  continued coverage under a directors' and officers' liability insurance policy for a minimum of six years following the effective time of the merger, under terms and conditions no less advantageous to the directors and officers than the liability insurance policy that ESSI maintained for its directors and officers prior to the merger, subject to a limit on premiums of 150% of the most recent annual premiums paid by ESSI prior to the date of the merger agreement.

        The ESSI board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation.

Financing of the Merger (see page 64)

        In connection with the merger, DRS will be required to pay approximately $1.3 billion in cash with respect to ESSI shares and in-the-money stock options outstanding and will assume and repay approximately $86.0 million of ESSI's debt. DRS also expects to incur approximately $49.8 million of merger and financing-related costs. DRS's cash and cash equivalents as of September 30, 2005 were $257.3 million; consequently, DRS will require financing to complete the merger.

        On September 21, 2005, DRS executed a commitment letter with Bear Stearns for an amended and restated $706.9 million senior secured credit facility, consisting of a $356.9 million seven-year term loan and a $350.0 million six-year revolving credit facility, a portion of which will be used to finance the merger. On October 6, 2005, the commitment letter was replaced with a new commitment letter issued by both Bear Stearns and Wachovia with substantially similar terms. In addition, a separate commitment letter provides that, if permanent financing (currently contemplated to include a combination of senior fixed-rate notes, senior floating-rate notes, senior subordinated notes and/or convertible notes in the aggregate principal amount of $950.0 million) is not consummated by the closing date of the merger, Bear Stearns, Wachovia and other lenders will provide interim loans to DRS in an amount up to $950.0 million, which will be used by DRS to finance the merger. Pursuant to the merger agreement, DRS and Maxco must use their reasonable commercial efforts to obtain the financing required for the consummation of the merger and to satisfy all conditions to funding. See "The Merger Agreement—DRS Financing" beginning on page 87.

Listing of DRS Common Stock and Delisting of ESSI Common Stock (see pages 74 and 76)

        Application will be made to have the shares of DRS common stock issued in the merger approved for listing on the NYSE, where DRS common stock currently is traded under the symbol "DRS." If the merger is completed, ESSI common stock will no longer be listed on the Nasdaq and will be deregistered under the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, and ESSI will no longer file periodic reports with the SEC.

Dissenters' Rights in the Merger (see page 74)

DRS

        Under Delaware law, holders of DRS common stock are not entitled to dissenters' appraisal rights in connection with the issuance of DRS common stock in the merger or in connection with the amendment of DRS's certificate of incorporation.

ESSI

        Holders of ESSI common stock who do not wish to accept the consideration payable pursuant to the merger may elect to dissent from the merger and demand payment in cash for the fair value of his or her ESSI common stock under Section 351.455 of The General and Business Corporation Law of Missouri, referred to as the MBCL. To exercise dissenters' rights, ESSI shareholders must:

  •
  deliver a written objection to ESSI prior to or at the ESSI special meeting;

  •
  not vote in favor of approving the merger agreement and the transactions contemplated by the merger agreement; and

  •
  deliver to the combined company within 20 days after the merger a written demand for payment of the fair value of your common stock, which may or may not be more than what you would have received in the merger.

        Annex F to this joint proxy statement/prospectus contains the full text of Section 351.455 of the MBCL, which relates to dissenters' rights. We encourage you to carefully read these provisions in their entirety.

Conditions to Completion of the Merger (see page 80)

        A number of conditions must be satisfied before the merger will be completed. These include among others:

  •
  the expiration or termination of the waiting period, or any extension to the waiting period, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, which expiration occurred on November 14, 2005;

  •
  the receipt of the approval of the issuance of shares of DRS common stock in the merger by DRS stockholders and the approval of the merger agreement and the transactions contemplated by the merger agreement by ESSI shareholders;

  •
  the registration statement (of which this joint proxy statement/prospectus is a part) must be declared effective, and there must be no stop order suspending its effectiveness and there must be no proceeding for that purpose initiated or threatened in writing by the SEC;

  •
  the approval of the listing of shares of DRS common stock to be issued in connection with the merger on the NYSE, subject to official notice of issuance;

  •
  the absence of any legal restraints or prohibitions preventing the completion of the merger, or making such completion illegal;

  •
  the receipt of all governmental and regulatory authorizations, consents, waivers, orders, approvals, or declarations required to consummate the merger, except as would not be reasonably expected to result in a material adverse effect on ESSI;

  •
  the representations and warranties of each party contained in the merger agreement being true and correct in all material respects;

  •
  each party must have performed, in all material respects, all of its obligations under the merger agreement at or prior to the effective time of the merger agreement; and

  •
  the absence of events or developments since the date of the merger agreement that would reasonably be expected to have a material adverse effect with respect to either party.

        Neither DRS nor ESSI can give any assurance that all of the conditions to the merger will be either satisfied or waived or that the merger will occur.

Regulatory Approvals (see page 71)

        The completion of the merger is subject to compliance with the HSR Act. The notifications required under the HSR Act to the U.S. Federal Trade Commission, or the FTC, and the Antitrust Division of the U.S. Department of Justice, or the Antitrust Division, were filed on October 14, 2005. The applicable waiting period under the HSR Act expired on November 14, 2005. DRS and ESSI also may be required to obtain additional regulatory approvals from various federal, state and foreign authorities.

No Solicitation by ESSI (see page 82)

        Subject to certain exceptions, the merger agreement precludes ESSI, its subsidiaries, officers, directors, employees, investment bankers, attorneys, accountants and other representatives from initiating, soliciting, or knowingly encouraging, directly or indirectly, any inquiries or the making or implementing of any proposal relating to the acquisition of more than 20% of the capital stock or assets of ESSI or its subsidiaries or ESSI's merger, consolidation or other similar transaction or participating in any negotiations concerning, or providing any confidential information or data to, affording access to the properties, books or records of ESSI or its subsidiaries to, or having any discussions with, any person relating to such a proposal, or otherwise facilitating any effort or attempting to make or implement such a proposal. Notwithstanding these restrictions, the merger agreement provides that under specified circumstances and prior to the approval by ESSI shareholders of the merger agreement and transactions contemplated by the merger agreement, if ESSI receives a bona fide written proposal from a third party to acquire a significant interest in ESSI that the ESSI board of directors determines in good faith would reasonably be expected to result in a proposal that is superior to the merger, and such proposal was not initiated, solicited, or knowingly encouraged by ESSI, then ESSI may furnish confidential information or data to that third party and engage in discussions and negotiations regarding such proposal with that third party.

Termination of the Merger Agreement; Termination Fee (see pages 87 and 89)

        DRS and ESSI mutually may agree in writing, at any time before the effective time of the merger, to terminate the merger agreement. Also, either DRS or ESSI may terminate the merger agreement in a number of circumstances, including if:

  •
  the merger is not consummated by June 30, 2006 through no fault of the party seeking to terminate the merger agreement. We refer to this June 30, 2006 date, as it may be extended, as the outside date;

  •
  there is a final, non-appealable injunction, judgment or other order, or law which prohibits the merger;

  •
  the ESSI board of directors authorizes ESSI to enter into an agreement with respect to a superior proposal;

  •
  ESSI shareholders fail to approve the merger agreement and the transactions contemplated by the merger agreement at the ESSI special meeting or at an adjournment of that meeting;

  •
  DRS stockholders fail to approve the issuance of shares of DRS common stock in the merger at the DRS special meeting or at an adjournment of that meeting; or

  •
  the party seeking termination is not in material breach of the merger agreement and the other party has materially breached a representation, warranty, covenant or agreement of that party contained in the merger agreement and such breach has not been cured within 15 days of notice of the breach.

        ESSI may terminate the merger agreement to accept an acquisition proposal that is more favorable to ESSI and ESSI's shareholders from a financial point of view than the proposed merger with DRS. ESSI must pay DRS a termination fee of $60.0 million, plus up to $10.0 million in costs and expenses of DRS in connection with the transactions contemplated by the merger agreement, if the merger agreement is terminated due to ESSI's board of directors authorizing ESSI to enter into an acquisition agreement with a third party or if DRS terminates the merger agreement due to ESSI's board of directors withdrawing its approval or recommendation of the proposed merger, modifying its recommendation of the merger agreement in a manner adverse to DRS or failing to recommend against any tender or exchange offer that constitutes an alternative proposal. ESSI also must pay these fees and expenses if ESSI or DRS terminates the merger agreement because the merger has not been completed by the outside date or ESSI shareholders fail to approve the merger agreement, an alternative proposal with respect to ESSI shall have been publicly announced prior to such termination and ESSI enters into or completes any merger or extraordinary transaction within twelve months of the termination. The termination fee payable by ESSI is described below under "The Merger Agreement—Termination" on page 89.

        DRS may terminate the merger agreement if the financing contemplated by the merger agreement is not available on substantially the terms and conditions identified in the September 21, 2005 commitment letter with Bear Stearns, or on other terms or pursuant to other financing arrangements reasonably acceptable to DRS, but DRS will not have the right to terminate for this reason if its failure to fulfill its obligations to obtain financing is the cause of the failure of financing to become available. ESSI may terminate the merger agreement if DRS's financing contemplated in the merger agreement is not available and DRS fails to enter into a substitute commitment letter or alternate arrangements with other financing sources within 20 business days of advising ESSI of the unavailability of such financing or substitute financing. Under the merger agreement, DRS must pay ESSI $20.0 million in liquidated damages upon such termination by DRS or ESSI.

Material U.S. Federal Income Tax Consequences of the Merger (see page 72)

        In general, the merger will be a fully taxable transaction to ESSI shareholders for U.S. federal income tax purposes. Tax matters are complicated, however, and the tax consequences of the merger to each ESSI shareholder will depend on the facts of each shareholder's situation. ESSI shareholders are urged to read carefully the discussion in the section entitled "The Merger—Material U.S. Federal Income Tax Consequences" and to consult their own tax advisors for a full understanding of the tax consequences of their participation in the merger.

Accounting Treatment (see page 74)

        DRS will account for the merger using the purchase method under U.S. generally accepted accounting principles.

Risks Relating to the Merger (see page 19)

        In evaluating the merger, the merger agreement or the issuance of shares of DRS common stock in the merger, you should carefully read this joint proxy statement/prospectus and especially consider the factors discussed in the section entitled "Risks Relating to the Merger" on page 19.

Dividend Policies

DRS

        The holders of DRS common stock receive dividends if and when declared by the DRS board of directors. In 2005, the DRS board of directors declared cash dividends of $0.03 per share of DRS common stock, which were paid on June 30, 2005 and September 30, 2005, to DRS stockholders of record on June 15, 2005 and September 15, 2005, respectively, and on November 3, 2005, declared a cash dividend of $0.03 per share that will be paid on December 30, 2005 to DRS stockholders of record on December 15, 2005. ESSI shareholders will not be entitled to receive these dividends in respect of the DRS common stock issued to them in the merger. The declaration and payment of dividends is subject to the provisions of the DGCL and will depend upon business conditions, operating results, capital and reserve requirements, covenants in DRS debt agreements and the DRS board of directors' consideration of other relevant factors. DRS can give no assurances that it will continue to pay dividends on the DRS common stock in the future.

ESSI

        The holders of ESSI common stock receive dividends if and when declared by the ESSI board of directors. In 2005, the ESSI board of directors declared cash dividends of $0.018 per share of ESSI common stock, paid on July 29, 2005 and January 31, 2005 to ESSI shareholders of record on June 30, 2005 and December 31, 2004, respectively. ESSI has paid a cash dividend of $0.018 per share on a semi-annual basis during the past two fiscal years. The merger agreement provides that ESSI may not declare, set aside or pay any dividend or make any similar payment with respect to its capital stock prior to the effective date of the merger.

Material Differences in Rights of DRS Stockholders and ESSI Shareholders (see page 126)

        ESSI shareholders will receive a portion of the merger consideration in the form of shares of DRS common stock. The rights of holders of DRS common stock differ from the rights of ESSI shareholders due to differences between the laws of Delaware and Missouri and the governing documents of DRS and ESSI. These differences are described in detail under "Comparison of Stockholders Rights and Corporate Governance Matters" beginning on page 126.

Summary Selected Historical and Pro Forma Consolidated Financial Data

        DRS and ESSI are providing the following information to aid you in your analysis of the financial aspects of the merger. This information is only a summary, and you should read it in connection with the historical consolidated financial statements of DRS and the accompanying notes, which can be found in DRS's Annual Report on Form 10-K for the year ended March 31, 2005 and DRS's quarterly report on Form 10-Q for the quarter ended September 30, 2005, which are incorporated by reference into this joint proxy statement/prospectus, and the historical consolidated financial statements of ESSI and the accompanying notes, which can be found in the section of this joint proxy statement/prospectus entitled "Consolidated Financial Statements" beginning on page F-1. You also should consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled "Additional Information—Where You Can Find More Information" beginning on page 135.

DRS

        The historical selected earnings data and earnings from continuing operations per-share data presented below for the years ended March 31, 2003, 2004 and 2005 and the historical selected financial position data as of March 31, 2004 and 2005 presented below are derived from DRS's audited consolidated financial statements, incorporated by reference into this joint proxy statement/prospectus. The historical selected earnings data and earnings from continuing operations per-share data presented below for the years ended March 31, 2001 and 2002 and the historical selected financial position data as of March 31, 2001, 2002 and 2003 presented below are derived from DRS's audited consolidated financial statements, which are not included or incorporated by reference in this joint proxy statement/prospectus. The historical selected earnings data, and earnings from continuing operations per-share data presented below for the six months ended September 30, 2004 and 2005 and the historical selected financial position data as of September 30, 2005 are derived from DRS's unaudited consolidated financial statements, incorporated by reference in this joint proxy statement/prospectus. The historical selected financial position data as of September 30, 2004 is derived from DRS's unaudited consolidated financial statements, which are not included or incorporated by reference in this joint proxy statement/prospectus. The selected consolidated financial data also includes unaudited pro forma information derived from the information set forth in the "Unaudited Pro Forma Condensed Combined Financial Statement Information," beginning on page 91, which gives effect to: (1) the proposed merger of a wholly-owned subsidiary of DRS and ESSI in a purchase business combination, as a result of which DRS will acquire ESSI for cash and DRS common stock (subject to a minimum and a maximum number of shares, as such terms are used in the "Unaudited Pro Forma Condensed Combined Financial Statement Information" beginning on page 91) for an estimated purchase price of approximately $1.9 billion, including estimated merger-related expenses, and the assumption and repayment of approximately $86.0 million of ESSI's debt, (2) the assumed offering of a combination of senior notes, senior subordinated notes, senior convertible notes and the anticipated concurrent amendment and restatement of DRS's existing senior secured credit facility, (3) ESSI's February 1, 2005 acquisition of Spacelink in a purchase business combination and related financing, and (4) DRS's fiscal 2005 acquisitions of Night Vision Equipment Co., Inc. and Excalibur Electro Optics, Inc. (which are referred to collectively as NVEC and Affiliate).

	Years Ended March 31,(1)						Six Months Ended September 30,
	2001	2002	2003	2004	2005	Pro Forma 2005	2004	2005	Pro Forma 2005
	(in thousands, except per-share data)
Selected earnings data:
Revenues	$427,606	$517,200	$675,762	$986,931	$1,308,600	$2,388,874	$609,204	$700,389	$1,217,652
Operating income(2)	37,531	49,769	67,684	103,332	143,132	293,182	62,306	73,635	137,299
Earnings from continuing operations before income taxes(2)	24,954	38,361	55,872	77,331	102,968	165,558	43,527	51,685	74,400
Earnings from continuing operations(2)	11,978	20,331	30,171	43,542	58,126	98,409	24,975	32,972	47,977
Selected earnings from continuing operations per-share data(3):
Basic	1.14	1.52	1.64	1.80	2.15	2.51	0.92	1.20	1.21
Diluted	1.01	1.41	1.58	1.76	2.09	2.46	0.90	1.15	1.18
Cash dividends declared per share	—	—	—	—	—	—	—	0.06	0.06
	As of March 31,				As of September 30,
	2002	2003	2004	2005	2004	2005	Pro Forma 2005
	(in thousands)
Selected financial position data
Total assets	$608,182	$993,391	$1,625,390	$1,886,641	$1,566,259	$1,871,968	$3,970,622
Long-term debt, excluding current installments	138,060	216,837	565,530	727,611	544,222	705,775	1,941,499
Stockholders' equity	257,235	438,180	595,625	671,428	626,903	716,457	1,280,862

(1)
DRS's selected financial data includes the effect of the following purchase business combinations and divestitures from their date of acquisition, or disposition, by fiscal year:

•
Fiscal Year 2005: NVEC and Affiliate—acquired December 14, 2004;

•
Fiscal Year 2004: Integrated Defense Technologies, Inc. (IDT)—acquired November 4, 2003.*

*
Two operating units acquired in connection with the IDT acquisition, DRS Weather Systems, Inc. and DRS Broadcast Technology, were divested in fiscal 2005.

•
Fiscal Year 2003: The U.S.-based Unmanned Aerial Vehicle business of Meggitt Defense Systems—Texas, Inc.—acquired April 11, 2002; The Navy Controls Division of Eaton Corporation—acquired July 1, 2002; DKD, Inc.—acquired October 15, 2002; Paravant Inc.—acquired November 27, 2002; the Electromagnetics Development Center of Kaman Corporation—acquired January 15, 2003; Power Technology Incorporated—acquired February 14, 2003; DRS Advanced Programs, Inc.—divested November 22, 2002; and DRS Ahead Technology Inc.—divested May 27, 2002.

•
Fiscal Year 2002: The Electro Mechanical Systems unit of Lockheed Martin Corporation—acquired August 22, 2001; and The Sensors and Electronic Systems business of The Boeing Company—acquired September 28, 2001.

•
Fiscal Year 2001: General Atronics Corporation—acquired June 14, 2000.

(2)
Effective April 1, 2001, DRS adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," and ceased amortizing goodwill. Included in operating income for fiscal year 2001 is goodwill amortization of $5.3 million.

(3)
Per-share data includes the weighted average impact of the November 4, 2003 issuance of 4,323,172 shares of common stock in connection with the acquisition of IDT, the December 20, 2002 issuance of 5,462,500 shares of common stock in a public offering and the December 19, 2001 issuance of 3,755,000 shares of common stock in a public offering.

ESSI

        The historical selected earnings data and earnings from continuing operations per-share data for the years ended October 31, 2002, 2003 and 2004 and the historical selected financial position data as of October 31, 2003 and 2004 presented below are derived from ESSI's audited consolidated financial statements, which are included in this joint proxy statement/prospectus. The historical selected earnings data and earnings from continuous operations per-share data for the year ended October 31, 2000 and 2001 and the historical selected financial position data as of October 31, 2000, 2001 and 2002 presented below are derived from ESSI's audited consolidated financial statements, which are not included or incorporated by reference in this joint proxy statement/prospectus. The historical selected earnings data and earnings from continuing operations per-share data for the nine months ended July 31, 2005 and the historical selected financial position data as of July 31, 2005 presented below are derived from ESSI's unaudited condensed consolidated financial statements, which are included in this joint proxy statement/prospectus. The historical selected financial position data as of July 31, 2004 presented below are derived from ESSI's unaudited condensed consolidated financial statements, which are not included or incorporated by reference in this joint proxy statement/prospectus.

	Years Ended October 31,(1)					Nine Months Ended July 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except per-share data)
Selected earnings data:
Revenues	$335,342	$365,198	$407,945	$572,701	$883,630	$627,257	$756,036
Operating income(2)	30,165	35,853	48,599	72,616	123,296	89,642	103,349
Earnings from continuing operations before income taxes(2)	21,186	29,949	45,360	70,956	122,434	88,734	102,046
Earnings from continuing operations(2)	12,711	18,269	27,666	43,283	75,909	54,572	63,268
Selected earnings from continuing operations per-share data:
Basic	0.43	0.58	0.79	1.19	1.95	1.41	1.54
Diluted	0.41	0.53	0.76	1.12	1.82	1.31	1.47
Cash dividends declared per share	0.01	0.01	0.01	0.02	0.02	0.02	0.03
	As of October 31,				As of July 31,
	2001	2002	2003	2004	2004	2005
	(in thousands)
Selected financial position:
Total assets	$240,435	$290,147	$421,446	$511,134	$484,949	$708,863
Long-term debt, excluding current installments	42,000	21,000	—	781	799	1,946
Shareholders' equity	109,392	134,857	197,167	336,956	312,485	447,546

(1)
ESSI selected financial data includes the effect of the following purchase business combinations and disposition from their date of acquisition, or disposition, by fiscal year:

•
Fiscal Year 2005: PCA—acquired January 7, 2005; Spacelink—acquired effective February 1, 2005; Mobilized Systems—acquired May 1, 2005.

•
Fiscal Year 2004: Pivotal Power—acquired December 5, 2003.

•
Fiscal Year 2003: TAMSCO—acquired May 1, 2003; EEi—acquired September 24, 2003.

•
Fiscal Year 2002: Engineered Specialty Plastics, Inc.—divested April 15, 2003; "Revenues," "Operating Income," "Earnings from Continuing Operations Before Income Taxes," and "Earnings from Continuing Operations" exclude the operating results of this operating unit for all periods presented.

•
Fiscal Year 2002: Radian—acquired May 10, 2002; UPSI—acquired June 27, 2002.

(2)
Effective November 1, 2001, ESSI adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," and ceased amortizing goodwill. Included in operating income for the fiscal years ended October 31, 2000 and 2001 is goodwill amortization of $1.9 million and $1.9 million, respectively.

Recent Developments

        On December 13, 2005, ESSI announced its unaudited financial results for the fourth quarter and fiscal year ended October 31, 2005. Net revenues for the year ended October 31, 2005 increased 15% to $1.02 billion compared with $883.6 million in fiscal 2004. Earnings from continuing operations totaled $87.2 million, or $2.02 per diluted share, in fiscal 2005 compared with $75.9 million, or $1.82 per diluted share, in fiscal 2004.

        Net revenues for the fourth quarter of fiscal 2005 increased 2% to $262.3 million compared with the fourth quarter of fiscal 2004. Earnings from continuing operations totaled $24.0 million, or $.55 per diluted share, for the fourth quarter of fiscal 2005 compared with $21.3 million, or $.51 per diluted share, for the fourth quarter of fiscal 2004.

Comparative Historical and Pro Forma Per-Share Data

        The following table presents certain unaudited historical per-share data of DRS and ESSI and unaudited pro forma combined per-share data of DRS and ESSI after giving effect to:

  •
  The proposed merger of a wholly-owned subsidiary of DRS into ESSI and its related financing;

  •
  DRS's December 14, 2004, acquisition of NVEC and Affiliate; and

  •
  ESSI's February 1, 2005, acquisition of Spacelink and its related financing.

        The information set forth below should be read in conjunction with: (1) the historical consolidated financial statements and related notes of DRS, which are incorporated by reference in this joint proxy statement/prospectus, (2) the historical consolidated financial statements and related notes of ESSI, which are included in this joint proxy statement/prospectus, and (3) the unaudited condensed combined pro forma financial information included in this joint proxy statement/prospectus.

        The unaudited pro forma combined per-share data and unaudited pro forma equivalent per-share data for the year ended March 31, 2005 combines the historical consolidated statement of earnings of DRS for the fiscal year ended March 31, 2005, incorporated by reference in this joint proxy statement/prospectus, with the consolidated statement of operations of ESSI for the adapted year ended January 31, 2005 (see "Unaudited Pro Forma Condensed Combined Financial Statement Information" beginning on page 91) and gives effect to the unaudited pro forma adjustments necessary to account for the merger and related financings and the ESSI and DRS acquisitions described above. The unaudited pro forma combined per-share data and unaudited pro forma equivalent per-share data for the six months ended September 30, 2005 combines the unaudited historical consolidated statement of earnings of DRS for the six months ended September 30, 2005, incorporated by reference in this joint proxy statement/prospectus, with the unaudited historical adapted consolidated statement of income of ESSI for the six months ended July 31, 2005, included elsewhere in this joint proxy statement/prospectus (see "Unaudited Pro Forma Condensed Combined Financial Statement Information" beginning on page 91), and gives effect to the unaudited pro forma adjustments necessary to account for the merger, acquisitions and financings described above. The pro forma combined per-share data and the pro forma equivalent per-share data do not purport to be indicative of the results of future operations or the results that would have occurred had the merger and other transactions described above been consummated at the beginning of the periods presented.

DRS

	Year Ended March 31, 2005	Six Months Ended September 30, 2005
Historical per share data from continuing operations:
Basic earnings per share	$2.15	$1.20
Diluted earnings per share	2.09	1.15
Net book value per share (end of period)(1)	24.44	25.57
Cash dividends declared per share	—	0.06

ESSI

	Year Ended October 31, 2004	Nine Months Ended July 31, 2005
Historical per share data from continuing operations:
Basic earnings per share	$1.95	$1.54
Diluted earnings per share	1.82	1.47
Net book value per share (end of period)(1)	8.43	10.71
Cash dividends declared per share	0.02	0.03

DRS and ESSI Pro Forma Combined

	Year Ended March 31, 2005	Six Months Ended September 30, 2005
Unaudited pro forma combined per share data:
Earnings from continuing operations per combined company's basic share(2)	$2.51	$1.21
Earnings from continuing operations per combined company's diluted share(2)	2.46	1.18
Pro forma cash dividends declared per combined company share(2)	—	0.06
Earnings from continuing operations per combined equivalent ESSI basic share(3)	0.69	0.33
Earnings from continuing operations per combined equivalent ESSI diluted share(3)	0.68	0.33
Pro forma cash dividends declared per combined equivalent ESSI share(3)	—	0.02
As of September 30, 2005
Unaudited pro forma net book value per combined company's share(1)	$31.92
Unaudited pro forma net book value per combined ESSI's share(3)	8.80

  (1)
  The historical net book value per DRS share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding as of the date presented. The historical net book value per ESSI share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding as of the date presented. The net book value per share of ESSI common stock at October 31, 2004 was adjusted for the three-for-two stock split effected by ESSI on April 15, 2005. The pro forma net book value per combined company's share is computed by dividing the pro forma total stockholders' equity by the pro forma number of shares of DRS common stock outstanding as of September 30, 2005, assuming the merger had occurred as of that date.

  (2)
  Shares used to calculate unaudited pro forma earnings from continuing operations per combined company's basic and diluted shares were computed by adding 12,103,216 shares of DRS common stock assumed to be issued in the merger to DRS's historical amounts. The pro forma adjustment to DRS's weighted average shares outstanding reflects the maximum number of shares of DRS common stock to be issued in the merger, as such terms are used in the "Unaudited Pro Forma Combined Condensed Financial Statement Information". The actual number of shares of DRS common stock issued in the merger will not be determined until the closing of the merger.

  (3)
  The unaudited pro forma combined per equivalent ESSI share is calculated by multiplying the pro forma combined amounts by the assumed exchange ratio of 0.2756 shares of DRS common stock for each share of ESSI common stock. The assumed exchange ratio does not include the $30.10 per share cash consideration and reflects the maximum fraction of a share of DRS common stock that could be paid per share of ESSI common stock in the merger.

Comparative Stock Prices and Dividends

Comparison

        DRS's and ESSI's common stock are listed and traded on the NYSE and the Nasdaq, respectively, under the symbols "DRS" and "EASI," respectively. The following table sets forth, for the periods indicated, the high and low sales prices per share of DRS's and ESSI's common stock as reported on the NYSE composite transactions reporting system and the Nasdaq for each calendar quarter. DRS's and ESSI's fiscal years end on March 31 and October 31, respectively. For ease of comparison, the per-share data presented below is presented for the corresponding calendar period, rather than corresponding fiscal quarters of DRS and ESSI.

	DRS Common Stock		ESSI Common Stock
Calendar Year
	High	Low	High	Low
2003
First Quarter	$31.90	$21.00	$18.16	$13.93
Second Quarter	$28.83	$23.68	$18.97	$14.98
Third Quarter	$29.72	$23.62	$29.81	$17.87
Fourth Quarter	$29.38	$23.37	$41.29	$26.69
2004
First Quarter	$32.00	$26.94	$37.99	$30.33
Second Quarter	$32.32	$26.26	$40.01	$29.57
Third Quarter	$39.80	$33.84	$39.47	$24.22
Fourth Quarter	$45.79	$33.97	$40.26	$30.26
2005
First Quarter	$45.00	$37.31	$42.63	$33.83
Second Quarter	$51.80	$42.65	$39.10	$31.60
Third Quarter	$53.90	$45.55	$41.31	$32.25
Fourth Quarter (through December 20, 2005)	$53.10	$46.68	$41.86	$38.79

        On September 21, 2005, the last trading day before the announcement of the signing of the merger agreement, the closing price of DRS common stock on the NYSE was $48.00 per share. DRS declared dividends of $0.03 per share of DRS common stock which were paid on June 30, 2005 and September 30, 2005 based on DRS stockholders of record on June 15, 2005 and September 15, 2005, respectively, and on November 3, 2005 declared a cash dividend of $0.03 per share that will be paid on December 30, 2005 to DRS stockholders of record on December 15, 2005. ESSI shareholders will not be entitled to receive these dividends in respect of the DRS common stock issued to them in the merger. The declaration and payment of dividends is subject to the provisions of the DGCL and will depend upon business conditions, operating results, capital and reserve requirements, covenants in DRS debt agreements and the DRS board of directors' consideration of other relevant factors. DRS can give no assurances that it will continue to pay dividends on the DRS common stock in the future.

        ESSI has paid a dividend of $0.018 per share on a semi-annual basis for the past two fiscal years. ESSI's stock price has been adjusted for the three-for-two stock split effected by ESSI on October 31, 2003 and the three-for-two stock split on April 15, 2005. The merger agreement provides that ESSI may not declare, set aside or pay any dividend or make any similar payment with respect to its capital stock prior to the effective date of the merger.

Market Price Data

        The following table sets forth the high, low and closing reported sale price per share of DRS common stock on the NYSE and ESSI common stock on the Nasdaq, on September 21, 2005 and December 20, 2005, respectively. September 21, 2005 was the last full trading day prior to our announcement of the execution of the merger agreement. December 20, 2005 was the most recent practicable trading day for which information was available prior to the printing of this joint proxy statement/prospectus.

	DRS Common Stock			ESSI Common Stock
	High	Low	Close	High	Low	Close
September 21, 2005	$49.60	$47.21	$48.00	$33.79	$33.15	$33.35
December 20, 2005	51.64	50.46	50.56	41.60	41.38	41.59

        For illustrative purposes, the following table provides equivalent ESSI per share valuation information as of September 21, 2005 the last trading day before the merger agreement was announced, and December 20, 2005, the most recent practicable date before this joint proxy statement/prospectus was printed. The actual value of the stock component of consideration received by ESSI shareholders at the closing of the merger will be based upon the average closing sale price of DRS common stock for each of the ten consecutive trading days ending with the second complete trading day before the closing of the merger.

Date	Ten-Day Average Closing Sale Price of DRS Common Stock for Measurement Period		Equivalent ESSI Per-Share Value
September 21, 2005	$51.94	(1)	$43.00	(2)
December 20, 2005	52.00	(3)	43.00	(4)

(1)
Equal to the average closing sale price per share of DRS common stock on the NYSE composite transactions reporting system for each of the ten consecutive trading days ended on September 19, 2005, the second complete trading day prior to September 21, 2005.

(2)
Equal to (i) $30.10, the cash component of the merger consideration plus (ii) the value of the stock component of the consideration, equal to (a) the exchange ratio ($12.90 divided by $51.938) multiplied by (b) $51.938, the average closing sale price per share of DRS common stock during the illustrative measurement period.

(3)
Equal to the average closing sale price per share of DRS common stock on the NYSE composite transactions reporting system for each of the ten consecutive trading days ended on December 16, 2005, the second complete trading day prior to December 20, 2005.

(4)
Equal to (i) $30.10, the cash component of the consideration plus (ii) the value of the stock component of the consideration, equal to (a) the exchange ratio ($12.90 divided by $52.001) multiplied by (b) $52.001, the average closing sale price per share of DRS common stock during the illustrative measurement period.

RISKS RELATING TO THE MERGER

        In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed in "Cautionary Statement Concerning Forward-Looking Statements," you should consider carefully the following risks before deciding whether to vote for approval of the merger agreement and the transactions contemplated by the merger agreement, in the case of ESSI shareholders, or for approval of the issuance of shares of DRS common stock, pursuant to the merger agreement, in the case of DRS stockholders. In addition, you should read and consider the risks associated with each of the businesses of DRS and ESSI because these risks will also affect the combined company. You also should consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled "Additional Information—Where You Can Find More Information" beginning on page 135.

DRS may not be able to obtain financing to pay the cash portion of the merger consideration.

        In addition to the issuance of common stock, DRS intends to finance the merger using a portion of available cash on hand, borrowings provided for under the commitment letter issued by Bear Stearns and Wachovia for a $706.9 million senior secured credit facility consisting of a $356.9 million seven-year term loan and a $350.0 million six-year revolving credit facility and through the issuance of a combination of senior fixed-rate notes, senior floating-rate notes, senior subordinated notes and/or convertible notes in an aggregate principal amount of $950.0 million. DRS has entered into a commitment with Bear Stearns and Wachovia for the term loan and revolving credit facility. DRS also has entered into a separate commitment letter with each of Bear Stearns and Wachovia for up to a $950.0 million interim credit facility, if the placement of the permanent debt financing cannot be consummated by the effective time of the merger. See "The Merger—DRS Financing" beginning on page 64. Each of the commitment letters and the availability of the term loan, revolving credit facility and interim facility, if necessary, is subject to certain conditions precedent, including, among other things, that there be no material adverse effect on ESSI. Therefore, DRS cannot assure you that the financing pursuant to the commitment letters will be available. DRS's proposed offerings of notes pursuant to the permanent debt financing is subject to market and other customary conditions, including, but not limited to, general global and U.S. economic conditions, the market for similar securities, and delivery of customary documents, officer certifications and representations prior to, or at the time of, the closing of the notes offering. There can be no assurance that DRS will be able to complete the notes offering or enter into the term loan, the revolving credit facility or the interim facility, if necessary, on commercially reasonable terms, or at all.

        As of September 30, 2005, DRS's cash and cash equivalents were approximately $257.3 million. DRS will not be able to complete the merger if it is unable to obtain financing. DRS may terminate the merger agreement if funding to consummate the merger pursuant to financing arrangements on substantially the terms expected or other terms reasonably acceptable to DRS shall not have become available. However, DRS will not have this termination right if the failure to fulfill its obligations under the merger agreement to obtain such financing is the cause of such financing not becoming available. ESSI may terminate the merger agreement if DRS's financing contemplated in the merger agreement is not available and DRS fails to obtain substitute financing within 20 business days of advising ESSI of the unavailability of such financing or substitute financing. Under certain circumstances pursuant to the merger agreement, DRS must pay ESSI $20.0 million in liquidated damages upon such termination by DRS or ESSI. See "The Merger Agreement—Fees and Liquidated Damages" beginning on page 89.

DRS's level of indebtedness following the merger could limit cash flow available and could adversely affect its operations or its ability to obtain additional financing, if necessary. DRS may incur substantial additional indebtedness in the future.

        DRS's total debt outstanding as of September 30, 2005 was approximately $708.4 million. DRS's pro forma indebtedness as of September 30, 2005, after giving effect to the merger and related financing (as described under "Unaudited Pro Forma Condensed Combined Financial Information") would have been approximately $1.9 billion. As a result of the increase in debt, demands on the cash resources of DRS will increase after the merger, which could have important effects on an investment in DRS common stock. For example, increased levels of indebtedness could, among other things:

  •
  limit the ability of the combined company to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes or make such financing more costly;

  •
  require the combined company to dedicate all or a substantial portion of its cash flow to service debt, which will reduce funds available for other business purposes, such as capital expenditures, research and development, dividends or acquisitions;

  •
  limit flexibility in planning for or reacting to changes in the markets in which the combined company will compete;

  •
  place the combined company at a competitive disadvantage relative to its competitors with less indebtedness;

  •
  render the combined company more vulnerable to general adverse economic and industry conditions; and

  •
  make it more difficult to satisfy financial obligations, including those relating to the financing of the merger.

        The terms of DRS's new financing agreements will include covenants restricting the activities of DRS and will require repayment of the debt in certain circumstances. In addition, following the merger, DRS may not be able to incur substantial additional indebtedness in the future. If DRS adds new debt, the related risks that it currently faces could intensify.

        If DRS is unable to consummate permanent debt financing of at least $950.0 million, DRS may enter into a new interim credit facility of up to $950.0 million that is likely to be on terms substantially more restrictive and is likely to be more costly than the terms of the contemplated permanent financing. If any interim loan under the interim facility is not repaid within one year of the closing of the interim facility, the principal amount of such loan and any interest on the loan automatically will be exchanged for senior exchange notes which will bear a higher rate of interest and may contain other more restrictive terms than the interim credit facility. Additionally, if the interim facility has not been repaid within 90 days of the closing of the interim facility, Bear Stearns, in consultation with Wachovia, may demand that DRS issue and sell senior notes or senior subordinated notes in an amount sufficient to refinance the interim loans. For a more detailed description of DRS's proposed financing, see the section entitled "The Merger—DRS Financing" beginning on page 64.

ESSI currently is subject to an SEC investigation that could require significant management attention and legal resources and could have a material adverse effect on the combined company.

        In December 2004, ESSI was notified by the Enforcement Division of the SEC of the issuance of a formal order directing a private investigation captioned In the Matter of Engineered Support Systems, Inc. and in September 2005, ESSI received notice that the SEC staff had expanded the scope of its investigation. The investigation is discussed in greater detail under "The Merger—Certain Legal Matters—SEC Investigation" on page 66. In connection with the investigation, ESSI and certain of its directors and officers have received subpoenas and provided information and testimony to the SEC and one former director and officer who currently is a consultant has received a so-called Wells notice. ESSI continues to furnish information required by the SEC and otherwise to cooperate in connection with the investigation. We are unable to determine at this time the impact, if any, which the investigation could have on ESSI or the combined company after the merger. If ESSI is unable to resolve the SEC investigation before completion of the merger, it could require significant management attention and legal resources and could have a material adverse effect on the combined company.

The value of the stock component of the merger consideration could vary based upon the price of DRS common stock.

        The merger consideration for each share of ESSI common stock includes $30.10 in cash and a fraction of a share of DRS common stock to be determined based upon the average closing sale price of DRS common stock for the ten consecutive trading day period ending with the second complete trading day before the closing of the merger. The merger agreement provides that such fraction will be fixed at 0.2255 if the average price is $57.20 or greater and 0.2756 if the average price is $46.80 or less. If such average price is less than $57.20 and greater than $46.80, such fraction will be equal to $12.90 divided by the average price. If the average price is between $57.20 and $46.80 per share, the total consideration per share of ESSI common stock as of the date will be valued at $43.00; if the average price is less than $46.80, the value of the per-share consideration will be less than $43.00, and if the average price is greater than $57.20, the value of the consideration per share of ESSI common stock will be greater than $43.00. Accordingly, ESSI shareholders will not know the value of the stock component of the merger consideration until after the closing date.

The revenues of the combined company depend on DRS's and ESSI's ability to maintain levels of government business. The loss of contracts with domestic and non-U.S. government agencies could adversely affect the combined company's revenues.

        Both DRS and ESSI derive the substantial majority of their revenues from contracts or subcontracts with domestic and non-U.S. government agencies. A significant reduction in the purchase of our products by these agencies would have a material adverse effect on the businesses of DRS and ESSI. For fiscal years ended March 31, 2005, 2004 and 2003, approximately 84%, 85% and 81%, respectively, of DRS's revenues were derived directly or indirectly from defense-industry contracts with the U.S. government and its agencies. In addition, in each of the fiscal years ended March 31, 2005, 2004 and 2003, less than 14% of DRS's revenues were derived directly or indirectly from sales to foreign governments. Additionally, for fiscal years ended October 31, 2004, 2003 and 2002, approximately 94%, 95% and 91%, respectively, of ESSI's revenues were derived directly or indirectly from defense industry contracts with the U.S. government and its agencies. In addition, in each of the fiscal years ended October 31, 2004, 2003 and 2002, approximately 3% of ESSI's revenues were derived directly or indirectly from sales to foreign governments. Therefore, the development of the combined company's business in the future will depend upon the continued willingness of the U.S. government and its prime contractors to commit substantial resources to defense programs and, in particular, upon the continued purchase of our products and other products which incorporate our products, by the U.S. government. In particular, the current funding demands on the U.S. government combined with a potential reduction of forces in Iraq, may lead to lower levels of government defense spending.

        The risk that governmental purchases of our products may decline stems from the nature of our business with the U.S. government, in which the U.S. government may:

  •
  terminate contracts at its convenience;

  •
  terminate, reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;

  •
  cancel multi-year contracts and related orders if funds become unavailable;

  •
  shift its spending priorities;

  •
  adjust contract costs and fees on the basis of audits done by its agencies; and

  •
  inquire about and investigate business practices and audit compliance with applicable rules and regulations.

        In addition, as defense businesses, DRS and ESSI are subject to the following risks in connection with government contracts:

  •
  the frequent need to bid on programs prior to completing the necessary design, which may result in unforeseen technological difficulties and/or cost overruns;

  •
  the difficulty in forecasting long-term costs and schedules and the potential obsolescence of products related to long-term fixed-price contracts;

  •
  the risk of fluctuations or a decline in government expenditures due to any changes in the DoD budget or appropriation of funds;

  •
  when DRS or ESSI acts as a subcontractor, the failure or inability of the primary contractor to perform its prime contract may result in an inability to obtain payment of fees and contract costs;

  •
  restriction or potential prohibition on the export of products based on licensing requirements; and

  •
  government contract wins can be contested by other contractors.

The price of DRS common stock may be affected by factors different from those affecting the price of ESSI common stock.

        Holders of ESSI common stock will be entitled to receive cash and DRS common stock in the merger and thus will become holders of DRS common stock. DRS's business is different in certain ways from that of ESSI, and DRS's results of operations, as well as the price of DRS common stock, may be affected by factors different from those affecting ESSI's results of operations and the price of ESSI common stock. The price of DRS common stock may fluctuate significantly following the merger, including as a result of factors over which DRS has no control. For a discussion of ESSI's businesses and certain factors to consider in connection with such businesses, see "Information Regarding ESSI" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of ESSI."

        Factors affecting DRS's business include:

  •
  DRS's revenues are dependent on its ability to maintain its government business;

  •
  DRS's revenues will be adversely affected if it fails to receive renewal of follow-on contracts;

  •
  DRS's failure to anticipate technical problems, estimate costs accurately or control costs with respect to the performance of fixed-price contracts may reduce its profit or cause a loss;

  •
  DRS may experience production delays if its suppliers fail to deliver materials to it;

  •
  DRS's backlog is subject to reduction and cancellation;

  •
  competition;

  •
  military conflict, war or terrorism;

  •
  government regulation;

  •
  technological change; and

  •
  DRS's ability to use and safeguard intellectual property.

The market price of DRS common stock may decrease as a result of the merger.

        In the merger, ESSI shareholders will receive consideration that includes DRS common stock. A number of factors may cause the market price of such DRS common stock to fluctuate significantly after the merger, including:

  •
  the success of the integration of DRS's and ESSI's operations;

  •
  DRS's realization of expected business opportunities and growth prospects from the merger;

  •
  short-term selling pressure on the market price of DRS common stock resulting from sales of DRS shares received by ESSI's shareholders in the merger;

  •
  DRS's operating results and those of defense companies in general;

  •
  the public's reaction to DRS's press releases, announcements and filings with the SEC;

  •
  changes in earnings estimates or recommendations by research analysts;

  •
  DRS's ability to reduce the indebtedness undertaken in connection with the acquisition of ESSI;

  •
  changes in general conditions in the U.S. economy, financial markets, global climate or defense industry;

  •
  natural disasters, terrorist attacks or acts of war;

  •
  other developments affecting DRS or its competitors; and

  •
  additional issuances of DRS common stock.

Integration of DRS's and ESSI's operations will be complex, time-consuming and expensive and may adversely affect the results of operations of DRS after the merger.

        The anticipated benefits of the merger will depend in part on whether DRS and ESSI can integrate their operations in an efficient, timely and effective manner. Integrating DRS and ESSI will be a complex, time-consuming and expensive process. ESSI will represent DRS's largest and most significant acquisition to date. Successful integration will require, among other things, combining the companies':

  •
  business development efforts;

  •
  key personnel;

  •
  geographically separate facilities; and

  •
  business and executive cultures.

        DRS and ESSI may not accomplish this integration successfully and may not realize the benefits contemplated by combining the operations of both companies. The diversion of management's attention to the integration effort and any difficulty encountered in combining operations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses.

If DRS is unable to successfully integrate ESSI into DRS's operations on a timely basis, DRS's profitability could be negatively affected.

        DRS expects that the acquisition of ESSI will result in certain business opportunities and growth prospects. DRS, however, may never realize these expected business opportunities and growth prospects. DRS may experience increased competition that limits its ability to expand its business, DRS's assumptions underlying estimates of expected cost savings may be inaccurate or general industry and business conditions may deteriorate. The acquisition involves numerous risks, including, but not limited to:

  •
  difficulties in assimilating and integrating the operations, technologies and products of ESSI;

  •
  the diversion of DRS's management's attention from other business concerns;

  •
  DRS's current operating and financial systems and controls may be inadequate to deal with the combined company's operations;

  •
  the risk that the combined company will be unable to maintain or renew any of ESSI's government contracts;

  •
  the risks of DRS entering markets in which it has limited or no experience; and

  •
  the loss of key employees.

        If these factors limit DRS's ability to integrate the operations of ESSI successfully or on a timely basis, DRS's expectations of future results of operations may not be met. In addition, DRS's growth and operating strategies for ESSI's business may be different from the strategies that ESSI currently is pursuing. If DRS's strategies are not the proper strategies for ESSI, it could have a material adverse effect on the business, financial condition and results of operations of the combined company. Further, there can be no assurance that DRS will be able to maintain or enhance the profitability of ESSI or consolidate the combined company's operations to achieve cost savings. See "Cautionary Statement Concerning Forward-Looking Statements" on page 25.

The merger may adversely affect the combined company's ability to attract and retain key ESSI employees.

        ESSI employees may experience uncertainty about their future roles after the merger. In addition, ESSI employees, including key executives and members of ESSI's senior management, may determine that they do not desire to work for DRS for a variety of reasons and may seek early retirement or other employment opportunities. These factors may adversely affect the combined company's ability to attract and retain key management, engineering, sales, marketing and other personnel. There is a continuing demand for qualified technical personnel and DRS's future growth and success will depend in part upon its ability to attract, train and retain such personnel. Competition for personnel in the defense industry is intense. An inability to attract and maintain a sufficient number of technical personnel, including ESSI personnel, could have a material adverse effect on DRS's contract performance and ability to capitalize on market opportunities.

        A number of senior executive officers of ESSI have agreements requiring payments in the event of a change in control of ESSI. (See "The Merger—Interests of Certain Individuals in the Merger" on page 67). Moreover, several of these executives have indicated their desire to retire from ESSI upon completion of the merger. Departing key employees may be difficult to replace, and their loss may have a material adverse effect on the combined company's operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This joint proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, contains or may contain certain forward-looking statements, within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words "will," "may," "should," "continue," "believes," "expects," "intends," "anticipates," "estimates" or similar expressions identify forward-looking statements and any statements regarding the benefits of the merger, or DRS's or ESSI's financial condition, results of operations and business are also forward-looking statements. Without limiting the generality of the preceding sentence, the statements contained in the sections "The Merger—Background of the Merger," "The Merger—Recommendation of the DRS Board of Directors and its Reasons for the Merger," "The Merger—Recommendation of the ESSI Board of Directors and its Reasons for the Merger," "The Merger—Opinion of Bear Stearns, Financial Advisor to DRS," "The Merger—Opinion of Merrill Lynch, Financial Advisor to DRS," "The Merger—Opinion of Lehman Brothers, Financial Advisor to ESSI" and "Unaudited Pro Forma Condensed Combined Financial Statement Information" constitute forward-looking statements. In addition, some statements about ESSI's business contained in the sections "Information Regarding ESSI," "Management's Discussion and Analysis of Financial Condition and Results of Operations of ESSI" and "Quantitative and Qualitative Disclosure About Market Risk Applicable to ESSI" and elsewhere in this document are forward-looking statements.

        These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

  •
  operating results following the proposed acquisition may be lower than expected;

  •
  competitive pressure among companies in the industries in which DRS and ESSI operate may increase significantly;

  •
  costs or difficulties related to the integration of the businesses of DRS and ESSI may be greater than expected;

  •
  adverse changes in the interest rate environment may reduce interest margin, adversely affect asset values of DRS or ESSI or increase the borrowing costs of each company;

  •
  general economic conditions, whether nationally or in the market areas in which DRS and ESSI conduct business, may be less favorable than expected;

  •
  legislation or regulatory changes may adversely affect the businesses in which DRS and ESSI are engaged;

  •
  the uncertainty of acceptance of new products and successful bidding for new contracts;

  •
  the effect of technological changes or obsolescence relating to each company's products and services;

  •
  the effects of government regulation or shifts in government policy, as they may relate to each company's products and services; or

  •
  adverse changes may occur in the securities markets generally.

        Any forward-looking statements in the joint proxy statement/prospectus are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. DRS and ESSI disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. See also "Additional Information—Where You Can Find More Information" on page 135.

THE DRS SPECIAL MEETING

General

        This joint proxy statement/prospectus is being provided to DRS stockholders as part of a solicitation of proxies by the DRS board of directors for use at a special meeting of DRS stockholders. This joint proxy statement/prospectus provides DRS stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting of DRS stockholders.

Date, Time, Place and Purpose of the DRS Special Meeting

        The special meeting of DRS stockholders will be held on January 30, 2006 at 10:00 a.m., local time, at the headquarters of DRS, 5 Sylvan Way, Floor 3, Parsippany, New Jersey 07054.

        The DRS special meeting is being held for the following purposes:

  •
  to consider and vote upon a proposal to approve the issuance of shares of DRS common stock pursuant to the Agreement and Plan of Merger, dated as of September 21, 2005, by and among DRS, Maxco, a wholly-owned subsidiary of DRS, and ESSI; and

  •
  to consider and vote upon a proposal to approve an amendment to the certificate of incorporation of DRS to increase the number of authorized shares of DRS common stock from 50 million to 100 million.

        We will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournments or postponements of the special meeting.

Recommendation of the DRS Board of Directors

Proposal 1

        The DRS board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of DRS and has unanimously approved the merger agreement and unanimously recommends that DRS stockholders vote "FOR" approval of the issuance of shares of DRS common stock to ESSI shareholders pursuant to the merger agreement. See "The Merger—Recommendation of the DRS Board of Directors and Its Reasons for the Merger" on page 40.

Proposal 2

        The DRS board of directors unanimously approved a resolution, subject to stockholder approval, to amend DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock and unanimously recommends that DRS stockholders vote "FOR" approval of the amendment to DRS's certificate of incorporation.

        Under Section 242(b) of the DGCL, an amendment to DRS's certificate of incorporation must be approved by a majority of the board of directors and requires the affirmative vote of the holders of a majority of the outstanding shares of DRS common stock entitled to vote on the proposal. As required under Section 242(b), the DRS board of directors has unanimously adopted a resolution approving, and recommending to DRS stockholders for approval, a proposal to amend DRS's certificate of incorporation to increase the number of authorized shares of common stock from 50 million to 100 million and to submit the amendment to the vote of stockholders at the special meeting. The text of the proposed certificate of amendment to DRS's certificate of incorporation is attached as Annex E to this joint proxy statement/prospectus. If the proposed amendment is adopted, it will become effective upon filing the certificate of amendment with the Secretary of State of the State of Delaware. DRS reserves the right to abandon or modify, upon approval of the DRS board of directors, the proposed amendment to DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock at any time prior to the filing of the amendment with the Secretary of State of the State of Delaware, including after approval of the stockholders has been obtained.

        There are 50 million shares of DRS common stock authorized under DRS's certificate of incorporation and as of the DRS record date, approximately 32 million shares of DRS common stock were outstanding or reserved for issuance. Following completion of the merger with ESSI, there will be a maximum of approximately 44.8 million shares of DRS common stock outstanding or reserved for issuance. While DRS currently has a sufficient number of shares of common stock authorized to close the merger, the DRS board of directors believes it is desirable to authorize additional shares of common stock so that there will be sufficient shares available for issuance for purposes that the DRS board of directors may later determine to be in the best interests of DRS and its stockholders. Those purposes could include, but are not limited to, making acquisitions through the use of stock, raising capital, adopting additional employee benefit plans, reserving additional shares for issuance under such plans and under plans of acquired companies and for other corporate purposes. The DRS board of directors believes that approval of the proposed amendment to increase the authorized shares of common stock is necessary to provide DRS with the flexibility to pursue these types of opportunities without added delay and expense. If the proposed amendment is adopted, 50 million additional shares of common stock will be available for issuance by the DRS board of directors without any further stockholder approval, although certain issuances of shares may require stockholder approval in accordance with the requirements of the NYSE or the DGCL. Other than in connection with the financing of the merger and the issuance of shares under benefit plans previously approved by DRS stockholders, DRS has no plans for the issuance of DRS common stock at this time but the DRS board of directors reserves the right to authorize any issuance of shares of DRS common stock deemed to be in the best interests of DRS and its stockholders.

        If the proposal to amend DRS's certificate of incorporation is approved by DRS stockholders, the increased flexibility of the DRS board of directors to authorize the issuance of additional shares of stock could enhance the ability of the DRS board of directors to negotiate on behalf of DRS stockholders in a takeover situation. Although it is not the purpose of the proposed amendment, the DRS board of directors could potentially use the newly authorized shares of common stock to discourage, delay or make more difficult a change in control of DRS. For example, these shares could be privately placed with purchasers who might align themselves with the DRS board of directors in opposing a hostile takeover bid. The issuance of additional shares might serve to dilute the stock ownership of a person seeking to obtain control and thereby increase the cost of acquiring a given percentage of the outstanding stock. DRS is not aware of any pending or proposed effort to acquire control of DRS.

        The relative rights and limitations of the common stock would remain unchanged under the proposed amendment. DRS stockholders do not currently have preemptive rights with respect to common stock. Thus, if the DRS board of directors determines to authorize the issuance of additional shares of common stock, existing stockholders would not have any preferential rights to purchase those shares. If the DRS board of directors determines to issue additional shares of common stock, the issuance could have a dilutive effect on the earnings per share and voting power of current stockholders.

        DRS stockholders are voting on each proposal separately. The vote of DRS stockholders on one proposal has no bearing on the other proposal, or on any other matter that may come before the DRS special meeting.

Record Date; Outstanding Shares; Shares Entitled to Vote

        Only holders of record of DRS common stock at the close of business on the record date, December 20, 2005, are entitled to notice of and to vote at the DRS special meeting. As of the DRS record date, there were 28,084,648 shares of DRS common stock outstanding and entitled to vote at the special meeting. Each holder of DRS common stock is entitled to one vote for each share of DRS common stock owned as of the DRS record date.

        A list of DRS stockholders will be available for review at the special meeting and at the executive offices of DRS during regular business hours for a period of ten days before the special meeting.

Quorum

        A quorum of DRS's stockholders is necessary to hold a valid special meeting. The required quorum for the transaction of business at the special meeting is a majority of the outstanding shares of DRS common stock entitled to vote and present, whether in person or by proxy, at the DRS special meeting. All shares of DRS common stock represented at the DRS special meeting, including abstentions and "broker non-votes," if any, will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. "Broker non-votes" are shares held by a broker or other nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of the shares to vote on the particular proposal and the broker does not have discretionary voting power on the proposal.

Vote Required

Proposal 1

        In accordance with NYSE listing requirements, approval of the issuance of DRS common stock in the merger requires the affirmative vote of the holders of a majority of shares of DRS common stock cast on such proposal, in person or by proxy, provided that the total votes cast on the proposal represent over 50% of the outstanding shares of DRS common stock entitled to vote on the proposal. Votes "for" and votes "against" count as votes cast, while abstentions and "broker non-votes" do not count as votes cast. All outstanding shares of DRS common stock, including "broker non-votes", if any, count as shares entitled to vote. Thus the total sum of votes "for," plus votes "against," which is referred to as the "NYSE Votes Cast," must represent more than 50% of the outstanding shares of DRS common stock entitled to vote on the proposal. Once satisfied, the number of votes "for" the proposal must be greater than 50% of NYSE Votes Cast. Assuming a quorum is present and the total votes cast on the proposal to approve the issuance of DRS common stock in the merger represent more than 50% of the outstanding shares of DRS common stock entitled to vote on the proposal, the failure of a DRS stockholder to vote or a decision by a DRS stockholder to abstain will have no effect in determining whether the issuance of DRS common stock is approved. It is expected that brokers and other nominees will not have discretionary voting authority on this proposal and thus broker non-votes will result from this proposal. Abstentions and broker non-votes could have a negative effect on DRS's ability to obtain the necessary number of NYSE Votes Cast.

Proposal 2

        In accordance with the requirements of DGCL, the approval of the amendment to DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock requires the affirmative vote of the holders of a majority of the outstanding shares of DRS common stock entitled to vote on the proposal. For this proposal, abstentions will have the same effect as a vote against the proposal. It is expected that brokers and other nominees will have discretionary voting authority on this proposal and thus broker non-votes will not result from this proposal.

Voting by DRS Directors and Executive Officers

        As of the DRS record date for the special meeting, the directors and executive officers of DRS as a group beneficially owned and were entitled to vote approximately 244,884 shares of DRS common stock, or less than one percent of the outstanding shares of DRS on that date.

Voting; Proxies; Revocation

        You may vote by proxy or in person at the DRS special meeting. Votes cast by proxy or in person at the DRS special meeting will be tabulated and certified by DRS's transfer agent, Mellon Investor Services.

Voting in Person

        If you plan to attend the DRS special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in "street name," which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the DRS special meeting, you must bring to the special meeting a proxy from the record holder of the shares authorizing you to vote at the DRS special meeting.

Voting by Proxy

        Your vote is very important. Accordingly, please complete, sign, date and return the enclosed proxy card or, if the option is available to you, grant your proxy electronically over the Internet or by telephone, whether or not you plan to attend the DRS special meeting in person. You should vote your proxy even if you plan to attend the DRS special meeting. You can always change your vote at the special meeting, if necessary. Voting instructions are included on your proxy card. If you properly give your proxy and submit it to DRS in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. A proxy card is enclosed for your use.

        The method of voting by proxy differs for shares held as a record holder and shares held in "street name." If you hold your shares of DRS common stock as a record holder or as a participant in the DRS Plan, you may vote by signing and dating the enclosed proxy card and promptly returning it in the enclosed postage-paid envelope or otherwise mailing it to DRS, or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. If you hold your shares of DRS common stock in street name, which means your shares are held of record by a broker, bank or nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares. Your broker, bank or nominee may allow you to deliver your voting instructions over the Internet or by telephone. Please see the voting instructions from your broker, bank or nominee that accompany this joint proxy statement/prospectus.

        All properly signed proxies that are received prior to the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted "FOR" approval of the issuance of shares of DRS common stock pursuant to the merger agreement and "FOR" approval of the amendment to DRS's certificate of incorporation to increase the number of authorized shares of DRS common stock.

        As of the DRS record date, there were approximately 6,000 shares of DRS common stock held by employees of DRS through the DRS Plan. If you hold shares of DRS common stock through the DRS Plan, your proxy will serve to direct the trustees of the plan to vote your shares in accordance with your instructions. Shares of DRS common stock for which the trustee has not received instructions from the respective DRS Plan participant, or for which the DRS Plan participant has revoked its proxy before the special meeting, will be considered not voted. The DRS Plan provides that, except as required by law, the trustees shall not vote any not voted DRS shares held under the DRS Plan. The trustees have determined that their fiduciary obligations, arising under the Employee Retirement Income Security Act of 1974, as amended, require them to vote any not voted shares DRS common stock held under the DRS Plan. Therefore, the trustees have determined that all unvoted shares of DRS common stock in the plan will be voted "FOR" Proposal 1 and "FOR" Proposal 2 at the special meeting by the investment committee under the plan or a delegated member of such committee.

Revocation of Proxy

        You may revoke your proxy at any time before your proxy is voted at the DRS special meeting by taking any of the following actions:

  •
  delivering to the Secretary of DRS a signed written notice of revocation, bearing a date later than the date of the proxy, stating that the proxy is revoked;

  •
  signing and delivering a new proxy, relating to the same shares and bearing a later date;

  •
  submitting another proxy by telephone or on the Internet (your latest telephone or Internet voting instructions are followed); or

  •
  if you are a holder of record, attending the DRS special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

        If your shares are held in "street name," you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.

        Written notices of revocation and other communications with respect to the revocation of DRS proxies should be addressed to:

      DRS Technologies, Inc.
      5 Sylvan Way
      Parsippany, New Jersey 07054
      Attention: Corporate Secretary

Abstentions and Broker Non-Votes

        For Proposal 1, assuming a quorum is present and the total votes cast on the proposal to approve the issuance of DRS common stock in the merger represent more than 50% of the outstanding shares of DRS common stock entitled to vote on the proposal, the failure of a DRS stockholder to vote or a decision by a DRS stockholder to abstain will have no effect in determining whether the issuance of DRS common stock is approved.

        For Proposal 2, abstentions will have the same effect as voting against approval of the amendment to DRS's certificate of incorporation to increase the authorized number of shares of DRS common stock.

        Under the listing requirements of the NYSE, brokers who hold shares of DRS common stock in "street name" for a beneficial owner of those shares typically have the authority to vote in their discretion on "routine" proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters which the NYSE determines to be "non-routine" without specific instructions from the beneficial owner. These non-voted shares are referred to as "broker non-votes." If your broker holds your DRS common stock in "street name," your broker will vote your shares on a "non-routine" proposal only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker with this joint proxy statement/prospectus.

        It is expected that brokers and other nominees will not have discretionary voting authority on Proposal 1, and thus broker non-votes will result from Proposal 1. It is expected that brokers and other nominees will have discretionary voting authority on Proposal 2, and thus broker non-votes will not result from Proposal 2.

Proxy Solicitation

        DRS is soliciting proxies for the DRS special meeting from DRS stockholders. DRS will bear the entire cost of soliciting proxies from DRS stockholders, except that DRS and ESSI have each agreed to share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this joint proxy statement/prospectus forms a part, and the printing and mailing of this joint proxy statement/prospectus and related proxy materials. In addition to the solicitation of proxies by mail, DRS will request that brokers, banks and other nominees send proxies and proxy materials to the beneficial owners of DRS common stock held by them and secure their voting instructions, if necessary. DRS will reimburse those record holders for their reasonable expenses. DRS has also made arrangements with Innisfree M&A Incorporated to assist it in soliciting proxies, and has agreed to pay a fee of approximately $10,000 plus expenses for those services. DRS also may use several of its regular employees, who will not be specially compensated, to solicit proxies from DRS stockholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.

Other Business; Adjournments

        DRS does not expect that any matter other than the proposals presented in this joint proxy statement/prospectus will be brought before the DRS special meeting. However, if other matters incident to the conduct of the special meeting are properly presented at the special meeting or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters.

        Adjournments may be made for the purpose of, among other things, soliciting additional proxies. An adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. DRS currently does not intend to seek an adjournment of the DRS special meeting.

Assistance

        If you need assistance in completing your proxy card or have questions regarding the DRS special meeting, please contact Innisfree M&A Incorporated toll-free at (877) 687-1874 (banks and brokers may call collect at (212) 750-5833).

THE ESSI SPECIAL MEETING

General

        This joint proxy statement/prospectus is being provided to ESSI shareholders as part of a solicitation of proxies by the ESSI board of directors for use at a special meeting of ESSI shareholders. This joint proxy statement/prospectus provides ESSI shareholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting of ESSI shareholders.

Date, Time, Place and Purpose of the ESSI Special Meeting

        The special meeting of ESSI shareholders will be held on January 30, 2006 at 10:00 a.m., local time, at the headquarters of ESSI, 201 Evans Lane, St. Louis, Missouri 63121.

        The ESSI special meeting is being held for the following purpose:

  •
  to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of September 21, 2005, by and among DRS, Maxco, a wholly-owned subsidiary of DRS, and ESSI, and the transactions contemplated by the merger agreement.

        ESSI will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournments or postponements of the special meeting.

        For security purposes, if you plan to attend the ESSI special meeting, you must notify the Secretary of ESSI of your intent to do so by January 25, 2006. The enclosed proxy should be returned by January 29, 2006 in the enclosed envelope to ensure that your vote is counted at the special meeting.

Recommendation of the ESSI Board of Directors

        The ESSI board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of ESSI and its shareholders and has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Accordingly, the ESSI board unanimously recommends that ESSI shareholders vote "FOR" approval of the merger agreement and the transactions contemplated by the merger agreement. See "The Merger—Recommendation of the ESSI Board of Directors and Its Reasons for the Merger" on page 43.

Record Date; Outstanding Shares; Shares Entitled to Vote

        Only holders of record of ESSI common stock at the close of business on the ESSI record date, December 20, 2005 are entitled to notice of and to vote at the ESSI special meeting. As of the ESSI record date, there were 41,960,035 shares of ESSI common stock outstanding and entitled to vote at the special meeting held by approximately 24,350 holders, including 340 shareholders of record and an estimated 24,010 persons or entities holding common stock in nominee name. Each holder of ESSI common stock is entitled to one vote for each share of ESSI common stock owned as of the ESSI record date.

        ESSI's by-laws and the MBCL provide that a list of ESSI shareholders must be available for review at the ESSI special meeting and at the executive offices of ESSI during regular business hours for a period of at least ten days before the special meeting.

Quorum

        A quorum of shareholders is necessary to hold a valid special meeting of ESSI. The required quorum for the transaction of business at the special meeting is a majority of the outstanding shares of

ESSI common stock entitled to vote and present at the special meeting, whether in person or by proxy at the ESSI special meeting. All shares of ESSI common stock represented at the ESSI special meeting, including abstentions and "broker non-votes," if any, will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. "Broker non-votes" are shares held by a broker or other nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of the shares to vote on the particular proposal and the broker does not have discretionary voting power on the proposal.

Vote Required

        The approval of the merger agreement and the transactions contemplated by the merger agreement will require the affirmative vote of holders of at least two-thirds of the outstanding shares of ESSI common stock entitled to vote on the merger agreement at the ESSI special meeting.

        It is expected that brokers and other nominees in the absence of instructions from the beneficial owners of the shares will not have discretionary voting authority to vote those shares on the merger agreement and the transactions contemplated by the merger agreement. Because approval of the merger agreement and the transactions contemplated by the merger agreement requires the affirmative vote of holders of at least two-thirds of the outstanding ESSI shares, abstaining, not voting on the proposal, or failing to instruct your broker on how to vote ESSI shares held for you by the broker, will have the same effect as a vote against the merger agreement and the transactions contemplated by the merger agreement.

Voting by ESSI Directors and Executive Officers

        As of the ESSI record date for the ESSI special meeting, the directors and executive officers of ESSI as a group beneficially owned and were entitled to vote approximately 1,454,407 shares of ESSI common stock, or approximately 3.47% of the outstanding shares of ESSI on that date.

Voting; Proxies; Revocation

        You may vote by proxy or in person at the ESSI special meeting. Votes cast by proxy or in person at the ESSI special meeting will be tabulated and certified by ESSI's transfer agent, Mellon Investor Services LLC.

Voting in Person

        If you plan to attend the ESSI special meeting and wish to vote in person, you will be given a ballot at the ESSI special meeting. Please note, however, that if your shares are held in "street name," which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the ESSI special meeting, you must bring to the ESSI special meeting a proxy from the record holder of the shares authorizing you to vote at the ESSI special meeting.

Voting by Proxy

        Your vote is very important. Accordingly, please sign, complete, date and return the enclosed proxy card or, if the option is available to you, grant your proxy electronically over the Internet or by telephone, whether or not you plan to attend the ESSI special meeting in person. You should vote your proxy even if you plan to attend the ESSI special meeting. You can always change your vote at the special meeting, if necessary. Voting instructions are included on your proxy card. If you properly give your proxy and submit it to ESSI in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. A proxy card is enclosed for your use.

        The method of voting by proxy differs for shares held as a record holder and shares held in "street name." If you hold your shares of ESSI common stock as a record holder, you may vote by completing, signing and dating the enclosed proxy card and promptly returning it in the enclosed postage-paid envelope. Record holders may also submit a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. Participants in ESSI's 401(k) Plan may provide their instructions to the ESSI 401(k) Plan trustee by signing and returning the enclosed proxy card in the accompanying postage paid envelope or by submitting a proxy over the Internet or by telephone by following the instructions on the enclosed proxy card. The ESSI 401(k) Plan trustee must receive participant vote instructions no later than January 26, 2006. If you hold your shares of ESSI common stock in street name, which means your shares are held of record by a broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares. Your broker, bank or nominee may allow you to deliver your voting instructions over the Internet or by telephone. Please see the voting instructions from your broker, bank or nominee that accompany this joint proxy statement/prospectus.

        All properly signed proxies that are received prior to the ESSI special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, "FOR" approval of the merger agreement and transactions contemplated by the merger agreement.

        As of the ESSI record date, there were approximately 1,167,609 shares of ESSI common stock held by employees of ESSI through the ESSI 401(k) Plan. If you are a participant of this stock purchase plan, your proxy will serve to direct the trustee of the plan to vote your shares in accordance with your instructions. Shares of ESSI common stock for which the trustee has not received instructions from the respective plan participant, or for which the plan participant has revoked its proxy before the special meeting, will be considered not voted. All not voted shares of common stock in the plan will be voted "FOR" approval of the merger agreement and the transactions contemplated by the merger agreement at the special meeting by the trustee. The trustee of the plan will vote any shares for which they do not receive instructions in the same proportion as they vote the shares for which they do receive instructions.

Revocation of Proxies

        You may revoke your proxy at any time before your proxy is voted at the ESSI special meeting by taking any of the following actions:

  •
  delivering to the Secretary of ESSI a signed written notice of revocation bearing a date later than the date of the proxy, stating that the proxy is revoked;

  •
  signing and delivering a new proxy, relating to the same shares and bearing a later date;

  •
  submitting another proxy by telephone or on the Internet (your latest telephone or Internet voting instructions will be followed); or

  •
  if you are a holder of record, attending the ESSI special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

        If your shares are held in "street name," you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.

        Written notices of revocation and other communications with respect to the revocation of ESSI proxies should be addressed to:

  Engineered Support Systems, Inc.
  201 Evans Lane
  St. Louis, Missouri 63121
  Attention: Corporate Secretary

Proxy Solicitation

        ESSI is soliciting proxies for the ESSI special meeting from ESSI shareholders. ESSI will bear the entire cost of soliciting proxies from ESSI shareholders, except that ESSI and DRS have each agreed to share equally all expenses incurred in connection with the filing of the registration statement of which this joint proxy statement/prospectus forms a part with the SEC and the printing and mailing of this joint proxy statement/prospectus and related proxy materials. In addition to the solicitation of proxies by mail, ESSI will request that brokers, banks and other nominees send proxies and proxy materials to the beneficial owners of ESSI common stock held by them and secure their voting instructions, if necessary. ESSI will reimburse those record holders for their reasonable expenses in so doing. ESSI also has made arrangements with Mellon Investor Services LLC to assist it in soliciting proxies, and has agreed to pay a fee of approximately $10,000 plus expenses for those services. ESSI also may use several of its regular employees, who will not be specially compensated, to solicit proxies from ESSI shareholders, either personally or by telephone, Internet, telegram, facsimile or special delivery letter.

Other Business; Adjournments

        ESSI does not expect that any matter other than the proposals presented in this joint proxy statement/prospectus will be brought before the ESSI special meeting. However, if other matters incident to the conduct of the special meeting are properly presented at the special meeting or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their best judgment with respect to those matters.

        Adjournments may be made for the purpose of, among other things, soliciting additional proxies. An adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. ESSI currently does not intend to seek an adjournment of the ESSI special meeting.

Assistance

        If you need assistance in completing your proxy card or have questions regarding the ESSI special meeting, please contact Mellon Investor Services LLC toll-free at (888) 634-5906 or contact ESSI's Corporate Secretary at (314) 553-4000.

THE MERGER

        The following is a description of the material aspects of the merger. While we believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire joint proxy statement/prospectus, including the text of the merger agreement attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the merger.

General

        Each of the DRS and ESSI board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. At the effective time of the merger, ESSI will be merged with Maxco and ESSI will survive as the surviving entity and a wholly-owned subsidiary of DRS. ESSI shareholders will receive the merger consideration upon the terms set forth in the merger agreement and further described below under "The Merger Agreement—Merger Consideration."

Background of the Merger

        ESSI's board of directors and senior management regularly have reviewed and assessed the organization's business strategy, the trends and conditions impacting ESSI's industry and various strategic alternatives available to enhance shareholder value, including internal growth and possible growth through business combinations. From time to time, ESSI's senior management has informally explored on a preliminary basis the degree to which other parties might have an interest in discussing a possible business combination with ESSI. ESSI's senior management also had received and considered a few unsolicited informal expressions of interest from parties interested in pursuing a possible business combination with ESSI.

        Beginning in late 2004, the board of directors and management of ESSI reviewed various proposed and completed business combinations in the defense industry. Management believed that these transactions were indicative of a trend toward consolidation and created conditions under which a business combination involving ESSI could be advisable. ESSI's board of directors and management have continued to monitor these trends and developments and, from time to time, have had informal discussions with a limited number of companies in the defense industry regarding their possible interest in a transaction with ESSI. On May 2, 2005, representatives of Bear Stearns met with members of ESSI management and made a general presentation to them regarding DRS and its various businesses.

        Management of DRS regularly and actively reviews potential acquisitions and pursues those which it believes meet its criteria for growth and earnings potential. Over the past eight years, DRS has completed 20 business acquisitions ranging in size from $0.3 million to $543.0 million. DRS's largest previous transaction was consummated in November 2003 with its acquisition of Integrated Defense Technologies, Inc., referred to as IDT. Since the IDT acquisition, DRS principally has been focused on the integration of IDT's various businesses with the other operations of DRS, although DRS has completed several smaller acquisitions during this time.

        DRS management has considered the possibility of a transaction with ESSI for a number of years. In approximately 2001, senior management of DRS and ESSI met to generally discuss their respective businesses. The possibility of a transaction was discussed on a preliminary basis, but there were unresolved issues between the parties, including an inability to agree on an appropriate valuation. From time to time thereafter, Mark S. Newman, Chairman, President and Chief Executive Officer of DRS, and Michael F. Shanahan, Sr., the Chairman of ESSI, met or informally discussed their businesses with one another on a general basis, but such meetings or discussions did not lead to the consideration of a transaction. With the successful integration of IDT completed in 2005 DRS was more receptive to the possibility of a larger transaction.

        In light of the perceived trends and conditions for business combinations in the defense industry and as part of its periodic review of market conditions, on June 14, 2005 members of ESSI management, including Gerald A. Potthoff, Chief Executive Officer, Gary C. Gerhardt, Chief Financial Officer, and Daniel A. Rodrigues, President and Chief Operating Officer, met with representatives of Lehman Brothers. At this meeting, Lehman Brothers presented an introduction and its view of strategic alternatives potentially available to ESSI, as well as an overview of recent business combination activity in the defense industry and a range of possible values for a transaction involving ESSI. At this meeting, management of ESSI advised Lehman Brothers that no decision had been made to pursue a transaction; however, management authorized Lehman Brothers to conduct a preliminary informal survey of companies in the industry and financial sponsors that potentially would be interested in, and have sufficient resources to execute, a transaction with ESSI.

        From June 14, 2005 to June 28, 2005, Lehman Brothers informally surveyed various parties believed to have a potential strategic interest in ESSI and financial sponsors that were thought to have both an interest in the defense industry and access to sufficient financing for a possible transaction with ESSI. On June 28, 2005, representatives of Lehman Brothers met with members of ESSI management to discuss current market conditions and the results of the informal survey. Lehman advised ESSI that based on its informal survey, only one company, referred to as Company A, displayed significant preliminary interest in an all-cash transaction and was willing to proceed rapidly. Company A, a financial sponsor, had demonstrated financial resources and experience with transactions in the defense industry.

        In light of the results of the informal survey conducted by Lehman Brothers, ESSI management determined to further explore the potential interest of Company A. On June 29, 2005, members of ESSI management and representatives of Lehman Brothers met by telephone with representatives of Company A and discussed that party's possible interest in a transaction with ESSI.

        On July 7, 2005, ESSI and Company A executed a confidentiality and non-disclosure agreement and on July 8, 2005, Lehman Brothers and members of ESSI management, including Messrs. Shanahan, Potthoff, Gerhardt and Rodrigues, met with representatives of Company A. At this meeting, ESSI provided Company A with various financial information and the parties discussed the structure and terms of a potential transaction. Company A again indicated its willingness to proceed rapidly with an all cash transaction.

        On July 18, 2005, ESSI received a letter from Company A indicating preliminary interest in acquiring ESSI for $40 to $42 per share of ESSI common stock, payable in cash. The letter indicated that Company A had favorable preliminary discussions with financial institutions regarding financing for the transaction and expressed a willingness to proceed quickly to complete due diligence and enter into a definitive purchase agreement. Over the next several days, representatives of Company A contacted Lehman Brothers and Messrs. Shanahan, Potthoff and Gerhardt to discuss the letter and stress Company A's strong interest in pursuing a transaction.

        On July 20, 2005, members of ESSI management met with representatives of Bear Stearns. At this meeting, Bear Stearns made a presentation to ESSI regarding strategic rationales for a business combination involving DRS and ESSI and possible financial consequences of a combination of the two companies. Bear Stearns expressed its belief that DRS would have an interest in further discussions regarding a potential transaction and proposed that the parties meet.

        At a meeting of the ESSI board of directors on July 21, 2005, representatives of Lehman Brothers gave a presentation that included an overview of industry trends and valuations, including a preliminary valuation of ESSI, and reported on the results of the preliminary informal survey conducted by Lehman Brothers. Additionally, Lehman Brothers reviewed with ESSI's board of directors the recent discussions with Company A and reported on the terms of Company A's preliminary indication of interest. Following Lehman Brothers' presentation, the board of directors determined that, while no decision had been made by the board of directors to offer ESSI for sale, the possibility of a sale should be explored further to enable the board of directors to make an informed evaluation about the advisability of a sale as a strategic alternative. Management of ESSI was instructed to contact Company A to discuss further that party's interest in a possible transaction. In addition, the board of directors approved the engagement of Lehman Brothers as ESSI's financial advisor.

        On July 25, 2005, Mr. Shanahan sent a letter to Company A on behalf of ESSI indicating that, although ESSI's board of directors had not decided to put the company up for sale, ESSI would be interested in further exploring Company A's indication of interest. Thereafter, commencing on July 26, 2005, Company A initiated a due diligence examination of ESSI, including site visits, management presentations, legal matters and a review of financial performance and projections. As part of its due diligence, Company A and its advisors met with members of ESSI management in St. Louis, Missouri from August 15 to August 17, 2005 and conducted further due diligence, including management presentations from ESSI's various subsidiaries and a financial and accounting review, including a discussion of ESSI's financial projections for fiscal 2006.

        Company A contacted representatives of Lehman Brothers by telephone on August 29, 2005 and revised its indication of interest to $39 to $40 per share of ESSI common stock, payable in cash. Thereafter, Lehman Brothers contacted ESSI management and discussed Company A's revised indication of interest. On August 31, 2005, legal counsel for Company A submitted a draft merger agreement to ESSI. Over the course of the next two weeks, counsel for Company A and counsel for ESSI negotiated the terms of the proposed merger agreement.

        During late August, at the request of ESSI, Lehman Brothers had conversations with Bear Stearns regarding DRS's continuing interest in a transaction. On September 1, 2005, ESSI and DRS entered into a confidentiality and non-disclosure agreement, and management representatives of ESSI and DRS and its respective financial advisors met at the offices of Bear Stearns in New York, New York. ESSI and DRS each presented an overview of their respective businesses and the parties discussed potential benefits of a business combination. During the course of the discussions, DRS communicated to ESSI its preliminary indication of interest in acquiring ESSI for $41 to $43 per share of ESSI common stock, payable in a combination of 60% cash and 40% DRS common stock. Following this meeting, ESSI forwarded to DRS additional due diligence and financial information. DRS indicated that it was prepared to move quickly with the potential transaction, subject to the satisfactory completion of its due diligence review.

        Company A attended additional management and due diligence presentations in St. Louis, Missouri on September 8, 2005. On September 12, 2005, Company A forwarded to ESSI a draft of its financial commitment papers.

        On September 9, 2005, Bear Stearns verbally communicated to Lehman Brothers a revised indication of interest on behalf of DRS to acquire ESSI for $43 per share, payable in a combination of 70% cash and 30% DRS common stock. Lehman Brothers then discussed the revised proposal with ESSI management.

        Lehman Brothers contacted both Company A and DRS, and indicated that ESSI's board of directors would be meeting on September 15, 2005 to review current developments and requested that each of Company A and DRS submit their best and final proposals prior to that meeting.

        At meetings held on September 12 to September 14, 2005, DRS and its financial advisors attended management and financial presentations in St. Louis, Missouri, and conducted additional due diligence. Following these sessions, DRS submitted an updated request for due diligence from ESSI. On September 13, 2005, DRS's counsel submitted a draft merger agreement to ESSI, which contained DRS's proposal for a fixed exchange ratio. Additionally, on September 14, 2005, DRS presented management and financial presentations about DRS to members of ESSI management and selected members of ESSI's board of directors, including Messrs. Shanahan, Schaefer, Boyer, Lewi and Guilfoil.

        On September 14, 2005, Mr. Newman contacted Mr. Shanahan and confirmed DRS's indication of interest to acquire ESSI for $43 per share, consisting of 70% cash and 30% DRS common stock. Later that day, Lehman Brothers contacted Company A and indicated that its current offer of $39 to $40 per share in cash was insufficient as a result of recent developments, and that Company A should consider an all cash offer of at least $42 per share to be competitive.

        On September 15, 2005, following a request from Lehman Brothers, Bear Stearns contacted Lehman Brothers and indicated that DRS would enhance its offer such that the merger consideration to be paid to shareholders in DRS common stock would be fixed in value within the range of a 10% collar. On the same day, DRS submitted to ESSI a revised proposal indicating its interest in a merger transaction in which ESSI shareholders would receive $43 per share through a combination of 70% cash and 30% DRS common stock, with DRS agreeing to make the stock portion of its offer fixed value to ESSI shareholders (subject to a 10% collar). DRS also provided ESSI with a draft of its financing commitment letter. Company A did not submit a new proposal in response to Lehman Brothers' request that Company A consider increasing its offer.

        ESSI's board of directors met on September 15, 2005, to review the developments and consider moving forward with a possible transaction. At this meeting, legal counsel reviewed with the board of directors the fiduciary duties and other legal responsibilities of the directors in the context of a potential sale transaction and presented an overview of various transaction terms. Lehman Brothers presented the board of directors with an update on discussions with Company A and DRS. Lehman Brothers indicated that DRS would require approximately seven days for completing its due diligence, finalizing financing, making selected calls to ESSI customers and negotiating a definitive merger agreement. In addition, Lehman Brothers made a detailed financial presentation regarding a possible acquisition of ESSI. The ESSI board of directors discussed the prices, timing, financing issues and other elements of each proposal. The ESSI board of directors considered Company A's last proposal to acquire ESSI for $39 to $40 per share in an all cash transaction and its likelihood of completion. The board of directors also considered the principal terms of the DRS proposal, including the higher price offered by DRS to acquire shares of ESSI through a combination of cash and DRS common stock, and the additional time which likely would be required to conclude a definitive agreement with DRS. After reviewing the perceived attributes and risks of each proposal, the ESSI board of directors determined that, in light of the additional consideration provided by the DRS proposal, ESSI should move forward to provide DRS some additional time to complete its due diligence and financing arrangements and negotiate a merger agreement.

        Following the ESSI board of directors meeting, Lehman Brothers informed DRS and Bear Stearns of the decision of ESSI's board of directors and its desire to proceed quickly. Over the next six days, counsel for DRS and ESSI negotiated the terms of the merger agreement. Additionally, DRS conducted additional due diligence on various aspects of ESSI and its operations, including site visits to ESSI facilities and a review of financial, accounting and legal matters. Representatives of ESSI and its legal counsel also conducted a further due diligence review of DRS at DRS's offices and telephonically.

        Meetings of the respective boards of directors of ESSI and DRS were scheduled for September 21, 2005. On September 19, 2005, a draft of the merger agreement and preliminary copies of the financial presentations of Bear Stearns and Merrill Lynch were distributed to members of the DRS board of directors. ESSI, DRS and their respective counsel continued to negotiate the terms of the merger agreement on September 20, 2005, and a revised draft of the merger agreement and a preliminary copy of the financial presentation of Lehman Brothers were distributed to members of the board of directors of ESSI that afternoon.

        On September 21, 2005, the ESSI board of directors held a special meeting to consider the merger agreement and the transactions contemplated by it, including the consideration to be received by ESSI shareholders. ESSI's counsel reviewed the terms of the transaction documents and other relevant legal considerations with the board of directors. Representatives of Lehman Brothers delivered a financial analysis of the consideration to be received by ESSI's shareholders in the merger. Lehman Brothers then orally advised ESSI's board of directors of its opinion that, as of September 21, 2005, and based on and subject to the factors and assumptions set forth in their opinion, the merger consideration to be received by the ESSI shareholders pursuant to the merger agreement was fair, from a financial point of view, to the ESSI shareholders. Lehman Brothers subsequently confirmed its opinion in writing.

        The ESSI board of directors also reviewed the interests of certain persons in the transaction, including the terms of the change of control agreements between ESSI and each of Messrs. Potthoff, Gerhardt and Rodrigues. In addition, the board of directors considered and discussed the recommendation of the board's compensation committee that Michael Shanahan, Sr. receive a success fee of $5.0 million upon consummation of the merger in accordance with the Shanahan MOU, which was entered into when Mr. Shanahan retired as ESSI's executive Chairman and executed a consulting agreement with ESSI. See "—Interests of Certain Individuals in the Merger" beginning on page 67. Thereafter, the ESSI board of directors discussed the advisability of the proposed merger, the merger agreement and the transactions contemplated by it. At the conclusion of the discussion, the ESSI board of directors unanimously approved the merger agreement and the transactions contemplated by it, including the merger consideration to be received by ESSI's shareholders, subject to the negotiation of certain other terms of the definitive agreement by ESSI management and legal counsel, and determined to recommend that the shareholders vote to approve the merger agreement and related transactions.

        On September 21, 2005, the DRS board of directors held a special meeting to consider the merger agreement and the transactions contemplated by it, including the issuance of DRS common stock under the merger. The DRS board of directors previously had been apprised of the possiblity of a transaction with ESSI. DRS's counsel reviewed the terms of the transaction documents and other relevant legal considerations with the board. Representatives of Bear Stearns delivered a financial analysis of the transaction and then orally advised DRS's board of directors of its opinion that, as of September 21, 2005, and based on and subject to the factors and assumptions set forth in their opinion, the merger was fair, from a financial point of view, to DRS. Bear Stearns subsequently confirmed its opinion in writing. Representatives of Merrill Lynch also delivered a financial analysis of the transaction and then advised DRS's board of directors of its opinion that, as of September 21, 2005, and based on and subject to the factors and assumptions set forth in their opinion, the merger was fair, from a financial point of view, to DRS. At the conclusion of the discussion, the DRS board of directors unanimously approved the merger agreement and the transactions contemplated by it, including the issuance of DRS common stock pursuant to the merger, subject to the final negotiation of the definitive agreement by DRS's management and legal counsel, and determined to recommend that the DRS stockholders vote to approve the merger agreement and related transactions.

        Final negotiations for the definitive merger agreement continued throughout the day, and the merger agreement was executed by the parties during the evening of September 21, 2005. On the morning of September 22, 2005, ESSI and DRS jointly announced the proposed merger before the opening of the stock market. Although ESSI furnished the Shanahan MOU to DRS on September 20, 2005, indicating that ESSI was required to negotiate in good faith the amount of a reasonable success fee payable to Michael Shanahan, Sr., DRS learned of the amount of the success fee in connection with the filing on September 27, 2005 of a Current Report on Form 8-K by ESSI.

Recommendation of the DRS Board of Directors and Its Reasons for the Merger

        The DRS board of directors believes there are substantial benefits to DRS that can be obtained as a result of the merger. If this transaction is consummated, the DRS board of directors believes that the acquisition of ESSI will enhance DRS's position as a leading provider of defense electronics products and services. At a meeting held on September 21, 2005, the DRS board of directors determined that the merger agreement and the merger are advisable and in the best interest of DRS, and approved the merger agreement and the transactions contemplated by the merger agreement. Therefore, the DRS board of directors resolved to recommend that the DRS stockholders approve the issuance of shares of DRS common stock pursuant to the merger agreement.

        The DRS board of directors consulted with DRS senior management, as well as its legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, and its financial advisors, Bear Stearns and Merrill Lynch, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement. Among the matters considered by the DRS board of directors in its deliberations were the following material factors:

  •
  the strategic benefits of the merger, including:

  •
  the combination with ESSI's logistics and services capabilities to better align DRS with future DoD requirements, which underscore the need for deployable and mobile forces, and to better position DRS to provide sustainment, reset, modernization and transformation to our customers;

  •
  the opportunity to leverage ESSI's well established services and support businesses to further expand DRS's customer base with new relationships, enhance DRS's access to additional program funding sources such as the DoD's operations and maintenance accounts, and to gain access to attractive and flexible contract vehicles;

  •
  increased scale to strengthen DRS's ability to secure new contracts by increasing visibility within the DoD and better serving existing customers with an expanded product base integrated solutions and product offerings;

  •
  increased program and customer diversification, most notably the Air Force, in light of ESSI's significant and complementary portfolio of contracts; and

  •
  the foundation to sell into the evolving homeland defense market by combining ESSI's small scale systems integration capabilities with DRS's array of products and subsystems.

  •
  the attractive financial terms of the merger in light of:

  •
  information concerning the financial performance and condition, business operations and prospects of DRS, ESSI and the combined company;

  •
  the prices paid in comparable transactions involving other similar companies and the trading performance of the stock of comparable companies within the industry; and

  •
  the written opinions of Bear Stearns and Merrill Lynch, each dated September 21, 2005, that as of that date, and based upon and subject to the considerations described in their respective opinions and such other matters as each considered relevant, the merger consideration to be paid by DRS was fair to DRS from a financial point of view.

  •
  the following terms of the merger agreement:

  •
  the exchange ratio with respect to the issuance of DRS shares in the merger is subject to a "collar" which provides that if the average closing sale price of DRS common stock during the ten consecutive trading days prior to the second complete trading day before the closing of the merger is between $57.20 and $46.80 per share, the total consideration to be paid to shareholders of ESSI will provide $43.00 of value per share, consisting of $30.10 in cash and $12.90 in DRS common stock. If DRS's average closing sale price is greater than $57.20 per share or less than $46.80 per share, ESSI shareholders will receive 0.2255 or 0.2756 of a share of DRS common stock, respectively. DRS stockholders will benefit from the collar because of the certainty as to the maximum number of shares of DRS common stock to be issued to ESSI shareholders and the maximum percentage of the shares of DRS common stock they will own after the merger;

    •
    the provisions which prohibit ESSI from soliciting other acquisition offers;

    •
    the provisions which require ESSI to pay a $60.0 million termination fee and up to $10.0 million in expenses, if the merger agreement is terminated for certain specified reasons; and

    •
    the provisions which require DRS to pay $20.0 million in liquidated damages under certain circumstances if DRS terminates because DRS's financing contemplated in the merger agreement is not available and DRS fails to obtain substitute financing on terms reasonably acceptable to DRS.

        The DRS board of directors also considered the following factors, uncertainties and risks in its deliberations concerning the merger. However, the DRS board of directors concluded that these risks were outweighed by the potential benefits of the merger:

  •
  the merger related debt could cause DRS to have reduced financial flexibility, including the risk that DRS may have to utilize interim financing and may have difficulty accessing permanent financing;

  •
  the collective deliberations and discussions by and among the members of the DRS board of directors;

  •
  the competitive nature of the sale process being conducted by ESSI;

  •
  the risk that the potential benefits sought in the merger might not be fully realized;

  •
  the possibility that the merger might not be completed, or that completion might be unduly delayed, for reasons beyond DRS's control;

  •
  the effect of the public announcement of the merger on DRS's and ESSI's stock price;

  •
  the risk that DRS may not achieve its expectations with respect to the merger being accretive to DRS earnings per share during its next fiscal year and the projected dilution of DRS earnings per share as a result of the issuance of the shares in the merger;

  •
  the risk that DRS management's efforts to integrate ESSI will disrupt the operations of the combined company's operations;

  •
  the substantial charges to be incurred in connection with the merger, including the costs of integrating the businesses of DRS and ESSI and the transaction expenses arising from the merger;

  •
  the risk that, despite DRS's efforts and the efforts of ESSI after the merger, the combined company may lose key personnel;

  •
  the risk that the SEC's investigation of ESSI, as described under "The Merger—Certain Legal Matters—SEC Investigation" on page 66, could have a material impact on DRS or ESSI; and

  •
  the other risks described above under "Risks Relating to the Merger."

        The DRS board of directors did not believe that it was practical to and, therefore, did not, quantify, rank or otherwise assign relative weights to the wide variety of factors it considered in evaluating the merger and the merger agreement, nor did the board determine that any one factor was of particular importance in deciding that the merger agreement and associated transactions were in the best interests of DRS and its stockholders. This discussion of information and material factors considered by the DRS board of directors is intended to be a summary rather than an exhaustive list. In considering these factors, individual members of the board may have given different weight to different factors. The board conducted an overall analysis of the factors described above, and overall considered the factors to support its decision in favor of the merger and the merger agreement. The decision of each member of the DRS board of directors was based upon his own judgment, in light of all of the information presented, regarding the overall effect of the merger agreement and associated transactions on DRS stockholders as compared with any potential alternative transactions or courses of action. After considering this information, all members of the DRS board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement, and recommended that DRS stockholders approve the issuance of shares of DRS common stock pursuant to the merger agreement.

Recommendation of the ESSI Board of Directors and Its Reasons for the Merger

        The ESSI board of directors believes that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of ESSI and its shareholders and has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Therefore, the ESSI board of directors unanimously recommends that ESSI shareholders vote for approval of the merger agreement and the transactions contemplated by the merger agreement.

        The ESSI board of directors, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, consulted with ESSI's executive officers and ESSI's financial and legal advisors and considered a variety of factors weighing positively in favor of the merger, including, but not limited to, the following:

  •
  ESSI's business, current financial condition, results of operations and performance of ESSI's stock price;

  •
  other strategic alternatives available to ESSI, including pursuing growth through additional acquisitions and continuing to operate as an independent public company. ESSI's board of directors noted ongoing consolidation in the defense industry, which reflects advantages of scale for defense contractors in winning contract awards and profitably performing contracts with the DoD. Although the board of directors believes that ESSI's prospects remain strong as an independent company, the board of directors believes the proposed business combination with DRS on the terms set forth in the merger agreement is more likely to maximize shareholder value than remaining an independent company or pursuing other alternatives. Additionally, the board of directors believes that there are risks and uncertainties associated with remaining an independent public company, including the possibility that future suitable acquisition candidates may not be available at reasonable values and that competition for future acquisitions could intensify and increasing costs and risks associated with integration of acquired businesses, including regulatory compliance;

  •
  the fact that the merger consideration would provide ESSI shareholders with an approximately 29% premium over the closing price of the ESSI common stock on September 21, 2005, the last trading day before the announcement of the merger agreement;

  •
  the likelihood that the merger would be consummated, given the regulatory and other approvals required in connection with the merger;

  •
  the experience, reputation and financial resources of DRS;

  •
  DRS's position and past business experience in the defense industry, and ESSI's knowledge of DRS's business, operations, financial condition, earnings and prospects, taking into account the results of ESSI's due diligence review of DRS;

  •
  the strategic benefits of the merger, including the belief of the board of directors of ESSI that the merger represents a unique opportunity to combine two companies to create a sizable, diversified industry competitor with a significant business base in technical and logistics support services, integrated military electronics and support equipment;

  •
  the opportunity to address uncertainties arising from anticipated management succession issues which, despite the confidence of the board of directors in its management succession plan, could arise as a result of the planned retirement of a number of members of ESSI's current senior management;

  •
  the opportunity for ESSI shareholders to receive a combination of cash and DRS shares in exchange for their ESSI shares;

  •
  the availability to DRS of the financing commitment from Bear Stearns;

  •
  the conclusion of ESSI's board of directors and management that, based upon various inquiries of candidates for possible business combinations in ESSI's industry, it is unlikely that any other party would propose a transaction more favorable to ESSI's shareholders than the merger with DRS;

  •
  the general terms of the merger agreement, including but not limited to:

  •
  the exchange ratio for determining the number of DRS shares issuable in the merger is subject to a "collar" which provides that if the average closing sale price of DRS's common stock during the ten consecutive trading days prior to the second complete trading day before the closing of the merger is between $57.20 and $46.80 per share, ESSI shareholders will receive DRS common stock worth $12.90 for each ESSI share, in addition to $30.10 in cash for each ESSI share. If DRS's average closing sale price is greater than $57.20 or less than $46.80 per share, the exchange ratio will be 0.2255 or 0.2756 of a share of DRS common stock, respectively;

  •
  the ability of the ESSI board of directors to terminate the merger agreement in order to accept a superior proposal;

  •
  the conclusion of the board of directors that the provisions which require ESSI to pay a $60.0 million termination fee and reimburse DRS for up to $10.0 million in expenses, and the circumstances when those amounts are payable, were reasonable in light of the anticipated benefits of the merger and commercial practice;

  •
  the $20.0 million termination fee payable under certain circumstances by DRS to ESSI if DRS is unable to obtain suitable financing for the transaction on terms reasonably acceptable to DRS; and

  •
  the presentation of Lehman Brothers on September 21, 2005 and its opinion that, as of September 21, 2005 and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be received by ESSI's shareholders pursuant to the merger agreement was fair, from a financial point of view, to the shareholders of ESSI. The full text of the written opinion of Lehman Brothers, dated September 21, 2005, which sets forth the assumptions made, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Annex D to this proxy statement.

        The ESSI board of directors also considered and balanced against the potential benefits of the merger a number of factors, uncertainties and risks in its deliberations concerning the merger, including the following:

  •
  the opportunities for growth and potential for increased shareholder value if ESSI were to remain an independent public company;

  •
  conflicts of interests that certain of ESSI's directors and executive officers may have in connection with the merger, as they may receive benefits that are different from, and in addition to, those of the ESSI shareholders. See "—Interests of Certain Individuals in the Merger;"

  •
  the merger consideration, including the value of DRS shares received, will be taxable to ESSI's shareholders for U.S. federal income tax purposes;

  •
  ESSI's obligation to pay DRS a termination fee if the merger agreement is terminated under certain circumstances, which could discourage a competing proposal to acquire ESSI or reduce the price in an alternative transaction;

  •
  the possibility that the merger might not be completed, or that completion might be unduly delayed, for reasons beyond ESSI's control;

  •
  the effect of the public announcement of the merger on DRS's and ESSI's stock price;

  •
  the significant risks and costs that could be incurred by ESSI if the merger does not close, including the diversion of management and employee attention during the period after signing of the merger agreement, potential employee attrition and the potential effect on ESSI's business and customer relations;

  •
  restrictions under the merger agreement on the conduct of ESSI's business prior to completion of the merger or termination of the merger agreement which may delay or prevent ESSI from undertaking business opportunities that may arise or preclude actions that would be advisable if ESSI were to remain as an independent public company; and

  •
  the other risks described above under "Risks Relating to the Merger."

        It was not practical to, and thus the ESSI board of directors did not, quantify, rank or otherwise assign relative weights to the wide variety of factors it considered in evaluating the merger and the merger agreement, nor did the board determine that any one factor was of particular importance in deciding that the merger agreement and associated transactions were in the best interests of ESSI and its shareholders. This discussion of information and material factors considered by the ESSI board of directors is intended to be a summary rather than an exhaustive list. In considering these factors, individual members of the board may have given different weight to different factors. The board conducted an overall analysis of the factors described above, and overall considered the factors to support its decision in favor of the merger and the merger agreement. The decision of each member of the ESSI board of directors was based upon his own judgment, in light of all of the information presented, regarding the overall effect of the merger agreement and associated transactions on ESSI shareholders as compared with any potential alternative transactions or courses of action.

        After considering this information, the ESSI board of directors approved the merger agreement and the transactions contemplated by the merger agreement, and recommended that ESSI shareholders approve the merger agreement and the transactions contemplated by the merger agreement.

Opinion of Bear Stearns, Financial Advisor to DRS

Overview

        At a meeting of DRS's board of directors held on September 21, 2005, at which DRS's board of directors considered the merger agreement and the merger, Bear Stearns rendered its oral opinion (which was subsequently confirmed in a written opinion dated as of September 21, 2005) that, as of such date and based upon and subject to the matters reviewed with DRS's board of directors and the assumptions and limitations contained in Bear Stearns' written opinion, the total consideration paid by DRS for ESSI was fair, from a financial point of view, to DRS.

        The full text of the Bear Stearns opinion is attached as Annex B. This description of the Bear Stearns opinion is qualified in its entirety by reference to the full text of the Bear Stearns opinion set forth in Annex B. DRS stockholders are urged to read the Bear Stearns opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Bear Stearns in connection with rendering its opinion. The

Bear Stearns opinion is subject to the assumptions and conditions stated in the opinion and is necessarily based on economic, market and other conditions and the information made available to Bear Stearns, as of the date of the Bear Stearns opinion. Bear Stearns assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the Bear Stearns opinion. The Bear Stearns opinion is intended for the benefit and use of the board of directors of DRS and does not constitute a recommendation to the board of directors of DRS or any holders of DRS common stock as to how to vote in connection with the merger. The Bear Stearns opinion does not address DRS's underlying decision to pursue the merger, the relative merits of the merger as compared with any alternative business strategies that might have existed for DRS or the effects of any other transaction in which DRS might engage.

        In the course of performing its reviews and analyses for rendering its opinion, Bear Stearns:

  •
  reviewed the draft of the merger agreement in substantially final form;

  •
  reviewed ESSI's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended October 31, 2004, 2003 and 2002, its Quarterly Reports on Form 10-Q for the periods ended July 31, 2005, April 30, 2005 and January 31, 2005, and its Current Reports on Form 8-K filed during the three-year period ended September 21, 2005;

  •
  reviewed DRS's Annual Reports to Stockholders and Annual Reports on Form 10-K for the fiscal years ended March 31, 2005, 2004 and 2003, its Quarterly Reports on Form 10-Q for the periods ended June 30, 2005, December 31, 2004 and September 30, 2004, and its Current Reports on Form 8-K filed during the three-year period ended September 21, 2005;

  •
  reviewed certain operating and financial information relating to ESSI's business and prospects, all as prepared and provided to Bear Stearns by ESSI's management;

  •
  reviewed projections for ESSI for the five years ended October 31, 2010, as prepared and provided to Bear Stearns by DRS's management;

  •
  reviewed certain operating and financial information relating to DRS's business and prospects, including projections for DRS for the five years ended March 31, 2010, all as prepared and provided to Bear Stearns by DRS's management;

  •
  reviewed certain estimates of potential cost savings and other combination benefits expected to result from the merger, prepared and provided to Bear Stearns by DRS's management;

  •
  met with certain members of ESSI's senior management to discuss ESSI's businesses, operations, historical and projected financial results and future prospects;

  •
  met with certain members of DRS's senior management to discuss DRS's and ESSI's businesses, operations, historical and projected financial results and future prospects;

  •
  reviewed the historical prices, trading multiples and trading volumes of the common stock of DRS and ESSI;

  •
  reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to ESSI and DRS;

  •
  reviewed the terms of recent mergers and acquisitions involving companies that Bear Stearns deemed generally comparable to the merger;

  •
  performed discounted cash flow analyses based on the projections for ESSI as furnished to Bear Stearns by DRS's management;

  •
  reviewed the pro forma financial results, financial condition and capitalization of DRS giving effect to the merger; and

  •
  conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

        Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information publicly available or provided to it and adjusted by DRS and ESSI, including, without limitation, the projections and the potential synergy estimates. With respect to DRS's and ESSI's projected financial results and the potential synergies that could be achieved as a result of the merger, Bear Stearns relied on representations that such projected financial results and potential synergies had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of DRS as to the expected future performance of DRS and ESSI and potential synergies. Bear Stearns did not assume any responsibility for the independent verification of any such information or of the projections and potential synergy estimates provided to it, and Bear Stearns further relied upon the assurances of the senior management of DRS that they are unaware of any facts that would make the information, projections and potential synergy estimates provided to Bear Stearns incomplete or misleading.

        In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of DRS or ESSI, nor was Bear Stearns furnished with any such appraisals. Bear Stearns assumed that the merger will be consummated in a timely manner and in accordance with the terms of the agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on DRS or ESSI.

Bear Stearns' Financial Analysis

        The following is a summary of certain material financial and valuation analyses performed by Bear Stearns in connection with rendering its fairness opinion to the DRS board of directors.

        Discounted Cash Flow Analysis.    Bear Stearns performed a discounted cash flow analysis of ESSI for the purpose of determining the estimated equity value range of ESSI. In conducting this analysis, Bear Stearns used ESSI projections as adjusted and provided by DRS. Bear Stearns used the projected after-tax unlevered free cash flows for ESSI plus its terminal value, calculated as a multiple of 9.5x to 11.5x projected fiscal year 2011 earnings before interest, income taxes, depreciation and amortization, which is referred to as EBITDA, and discounted these items to determine the present value using a range of discount rates that corresponds to ESSI's estimated weighted average cost of capital, which is referred to as WACC, during that period. Bear Stearns used a range of WACCs of 10% to 12%, which was based on an unlevered beta range of 0.80 to 1.00 (determined by observing ESSI's and comparable public companies' historical and projected betas). This analysis yielded an implied per-share equity value for ESSI of between $38.41 to $48.82.

        Expected Synergy Analysis.    DRS indicated to Bear Stearns that it expected to benefit from savings related to projected overhead reductions post-transaction as well as potential incremental revenue and improved operating margins as a result of the transaction, which together are referred to as "synergies." DRS management quantified the expected benefits of these synergies which were included as part of Bear Stearns' valuation analysis.

        Only the projected overhead-related synergies were included in the pro forma forecasted combined company financial information provided by DRS management. These projected synergies include $1.3 million, $13.2 million, $8.8 million and $0.9 million in fiscal years 2006, 2007, 2008 and 2009, respectively. These synergies are non-perpetual and were valued between $12.3 million and $12.6 million ($0.28 and $0.29 per share), assuming discount rates of between 12.0% and 10.0%.

        DRS also provided Bear Stearns with guidance as to the range of other potential revenue and operating margin synergies expected from the transaction. DRS management believed it could attain revenue synergies ranging from $30.0 million to $60.0 million annually. These synergies would result from improved opportunities to market DRS's existing products through new customer channels given ESSI's flexible set of schedule-type contracts. DRS management also indicated that it believed the combined company's increased operating leverage could improve operating margins by 0.50% to 1.0% beginning in fiscal 2008. DRS indicated that operating margin improvement could be attained through the allocation of a fixed overhead over a larger revenue base. DRS further indicated it would expect to attain none of these revenue and operating margin synergies in fiscal 2006 or 2007, but could expect to attain 50% of these synergies in 2008 and 100% thereafter. These synergies are perpetual and are valued between $140.4 million and $177.3 million ($3.19 and $4.04 per share), assuming discount rates of between 12.0% and 10.0% and terminal multiples between 9.0x and 11.0x.

        Comparable Public Company Trading Analysis.    Bear Stearns performed an analysis of various financial metrics and valuation multiples of selected comparable public companies in the defense electronics and defense services industries to assist DRS's board of directors in valuing ESSI. In performing this analysis, Bear Stearns reviewed certain financial information relating to ESSI and compared this information to the corresponding financial information of other publicly traded defense electronics and defense services companies which Bear Stearns deemed to be reasonably comparable to ESSI based on similar business profiles and operating characteristics.

        The defense electronics comparable companies included in Bear Stearns' analysis consisted of:

  •
  DRS

  •
  EDO Corporation

  •
  FLIR Systems, Inc.

  •
  General Dynamics Corporation

  •
  L-3 Communications Holdings, Inc.

        For each of the defense electronics comparable companies listed above, Bear Stearns analyzed multiples of Enterprise Value (which is referred to as EV and is calculated as the sum of the value of the common equity on a fully-diluted basis and the value of net debt, any minority interest and preferred stock) over estimated revenues, EBITDA, and earnings before interest and taxes (which is referred to as EBIT), for the calendar year ending December 31, 2006. Bear Stearns also analyzed multiples of each company's current stock price over estimated earnings per share (which is referred to as EPS) for the calendar year ending December 31, 2006. This analysis was compiled using publicly available information, including closing stock market data as of September 16, 2005 and First Call consensus Wall Street research estimates of calendar year ending December 31, 2006 revenue, EBITDA, EBIT and EPS. Bear Stearns calculated the following range of multiples for the above public comparable companies:

Multiple	Low	High	Mean	Median
EV/2006E Revenue	1.00x	3.66x	1.65	1.20x
EV/2006E EBITDA	7.6x	13.1x	9.8x	9.2x
EV/2006E EBIT	9.9x	14.1x	11.5x	10.9x
Price/2006E EPS	14.9x	21.4x	17.5x	16.8x

        The defense services comparable companies included in Bear Stearns' analysis consisted of:

  •
  Anteon International Corporation

  •
  CACI International Inc.

  •
  ManTech International Corporation

  •
  SI International, Inc.

  •
  SRA International, Inc.

        For each of the defense services comparable companies listed above, Bear Stearns analyzed multiples of EV over estimated revenues, EBITDA, and EBIT for the calendar year ending December 31, 2006. Bear Stearns also analyzed the multiples of current stock price over EPS for the calendar year ending December 31, 2006. This analysis was compiled using publicly available information, including closing stock market data as of September 16, 2005 and First Call consensus Wall Street research estimates of calendar year ending December 31, 2006 revenue, EBITDA, EBIT and EPS. Bear Stearns calculated the following range of multiples for the above public comparable companies:

Multiple	Low	High	Mean	Median
EV/2006E Revenue	0.84x	1.61x	1.18x	1.04x
EV/2006E EBITDA	8.9x	13.7x	11.5x	11.3x
EV/2006E EBIT	9.6x	16.1x	12.8x	12.0x
Price/2006E EPS	15.8x	25.8x	19.8x	19.1x

        Bear Stearns compared the multiples of both the defense electronics and defense services companies to the multiples implied for ESSI at the proposed deal price. The following represents ESSI's 2006 multiples based on DRS management estimates for revenue, EBIT, EBITDA and EPS:

  •
  EV/2006E Revenue: 1.62x

  •
  EV/2006E EBITDA: 10.9x

  •
  EV/2006E EBIT: 12.4x

  •
  Price/2006E EPS: 19.7x

        Bear Stearns observed that ESSI's implied enterprise and equity value multiples based on the proposed transaction price were within the range of trading multiples for comparable public companies as of September 16, 2005.

        Selected Comparable Precedent Transaction Analysis.    Bear Stearns reviewed five selected comparable precedent merger and acquisition transactions (which are referred to as the precedent transactions) involving U.S. defense electronics and defense services companies as a means of comparison for the transaction. Bear Stearns selected these precedent transactions based on the reasonably similar business profiles and operating characteristics of the target companies in comparison with ESSI. The precedent transactions selected include the following:

  •
  L-3 Communication Holdings, Inc./Titan Corporation (announced June 2005)

  •
  Nortel Networks Corporation/PEC Solutions Inc. (announced April 2005)

  •
  ITT Industries Inc./Kodak Remote Sensing Systems (announced February 2004)

  •
  DRS/Integrated Defense Technologies, Inc. (announced August 2003)

  •
  General Dynamics Corporation/Veridian Corporation (announced June 2003)

        Bear Stearns analyzed the implied transaction multiples in these precedent transactions on a forward basis. Forward multiples were calculated as the applicable valuation metric (EV, equity value or price) divided by the applicable operating metric (Revenue, EBITDA, EBIT or EPS) for the twelve-month period post-transaction as forecasted by Wall Street equity research on or just prior to the date of the transaction. These comparable transaction multiples were compared with the same multiples implied in this transaction based on ESSI projections provided by DRS management assuming a $43.00 per share purchase price for ESSI's common stock.

        The range of precedent transaction EV/Forward Revenue multiples was 1.10x to 1.64x with a mean of 1.40x and a median of 1.40x which is consistent with the transaction EV/2006E EBITDA multiple of 1.62x for the merger, assuming a $43.00 per share purchase price for ESSI's common stock.

        The range of precedent transaction EV/Forward EBITDA multiples was 9.1x to 13.9x with a mean of 10.9x and a median of 11.2x, which is consistent with the transaction EV/2006E EBITDA multiple of 10.9x for the merger, assuming a $43.00 per share purchase price for ESSI's common stock.

        The range of precedent transaction EV/Forward EBIT multiples was 12.0x to 16.4x with a mean of 13.7x and a median of 13.0x, which is consistent with the transaction EV/2006E EBIT multiple of 12.4x for the merger, assuming a $43.00 per share purchase price for ESSI's common stock.

        The range of precedent transaction equity value/Forward EPS multiples was 17.9x to 27.3x with a mean of 22.0x and a median of 21.5x which is consistent with the transaction equity value/2006E EPS multiple of 19.7x for the merger, assuming a $43.00 per share purchase price for ESSI's common stock.

        Pro Forma Merger Consequences Analysis.    Bear Stearns performed a pro forma merger analysis to assist the DRS board of directors in analyzing the financial impact of the merger on DRS. Bear Stearns analyzed the pro forma EPS consequences of the transaction to DRS's stockholders with synergies and assumed a transaction closing date of December 31, 2005. Only the projected overhead-related synergies discussed previously were included in the pro forma forecasted combined company financial information provided by DRS management.

        For purposes of its analysis, Bear Stearns assumed a DRS closing stock price of $51.00 per share, which is slightly below the mid-point of the collar range contemplated in the transaction and slightly below DRS's price per share of $51.40 at September 16, 2005. At the assumed $51.00 per share price for DRS, the implied exchange ratio is 0.2529x, or 11.114 million DRS shares to be issued.

        Including synergies of $1.3 million in the fiscal year ending in March 2006 and $13.2 million in the fiscal year ending in March 2007, the annual EPS accretion/(dilution) expected from the transaction is as follows:

  •
  Fiscal year ending March 31, 2006: $0.00 or 0.0%

  •
  Fiscal year ending March 31, 2007: $0.20 or 6.9%

Other Considerations

        As described above, Bear Stearns performed a variety of financial and valuation analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and valuation analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Bear Stearns arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Bear Stearns in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view, of the consideration paid by DRS to ESSI in the transaction. Accordingly, notwithstanding the analyses summarized above, Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of the analyses and factors considered by them, without considering all such analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying the Bear Stearns opinion. Bear Stearns did not assign any specific weight to any of the analyses described above and did not draw any conclusions from or with regard to any one method of analysis.

        In performing its analyses, Bear Stearns considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of DRS, ESSI and Bear Stearns. The analyses performed by Bear Stearns are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Accordingly, such analyses are inherently subject to substantial uncertainty.

        The form and amount of consideration payable in the merger were determined through negotiations between DRS and ESSI and approved by the DRS board of directors. Bear Stearns did not express any opinion as to the price or range of prices at which the shares of common stock of DRS or ESSI may trade subsequent to the announcement or consummation of the merger or as to the price or range of prices at which the shares of common stock of DRS may trade subsequent to the consummation of the merger. The decision to enter into the merger agreement was solely that of the DRS board of directors. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future. In addition, the Bear Stearns opinion was just one of the many factors taken into consideration by the DRS board of directors. Consequently, Bear Stearns' analyses should not be viewed as determinative of the decision the DRS board of directors or DRS's management with respect to the fairness of the merger consideration.

        Bear Stearns was selected by the DRS board of directors to act as DRS's financial advisor and to render a fairness opinion because of its expertise and reputation in investment banking and mergers and acquisitions and its familiarity with DRS, ESSI and the U.S. defense electronics and defense services industries. Bear Stearns is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, spin-offs, split-offs and other corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts and valuations for estate, corporate and other purposes.

        In the ordinary course of business, Bear Stearns and its affiliates actively trade the equity and debt securities and/or bank debt of DRS and/or ESSI for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities or bank debt. Bear Stearns previously has been engaged by DRS to provide certain investment banking and financial advisory services for which it received customary fees. Pursuant to its engagement letter with Bear Stearns, DRS agreed to pay Bear Stearns the following fees:

  •
  $5,000,000 payable on the date DRS requested Bear Stearns to deliver a fairness opinion (September 21, 2005); and

  •
  $13,000,000 payable upon the completion of the merger.

Certain of Bear Stearns' affiliates have provided financing commitments in connection with the merger for which they have received and will receive customary compensation. See "—DRS Financing" beginning on page 64.

Opinion of Merrill Lynch, Financial Advisor to DRS

        On September 15, 2005, DRS engaged Merrill Lynch to act as its financial advisor in connection with the proposed merger, and to render an opinion as to whether the consideration to be paid by DRS pursuant to the merger was fair from a financial point of view to DRS.

        On September 21, 2005, Merrill Lynch delivered its oral opinion to the board of directors of DRS, subsequently confirmed in its written opinion as of that same date, that, as of that date, and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in the written opinion, the merger consideration to be paid by DRS pursuant to the merger was fair, from a financial point of view, to DRS.

        The full text of the written opinion of Merrill Lynch, dated September 21, 2005, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch, is attached as Annex C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. The following summary of Merrill Lynch's opinion is qualified in its entirety by reference to the full text of the opinion. Stockholders of DRS are urged to read and should read the entire opinion carefully. Merrill Lynch has consented to the inclusion in this joint proxy statement/prospectus of its opinion dated September 21, 2005 and of the summary of that opinion set forth below.

        In preparing its opinion to the board of directors of DRS, Merrill Lynch performed various financial and comparative analyses, including those described below. The summary set forth below does not purport to be a complete description of the analyses underlying Merrill Lynch's opinion or the presentation made by Merrill Lynch to the board of directors of DRS. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information presented in tabular format, without considering all of the analyses and factors or the narrative description of the analyses, would create a misleading or incomplete view of the process underlying its opinion.

        In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, the opinion of Merrill Lynch was one of several factors taken into consideration by the board of directors of DRS in making its determination to approve the merger and the issuance of shares of DRS in the merger. Consequently, Merrill Lynch's analyses as described below should not be viewed as determinative of the decision of the board of directors of DRS with respect to the fairness from a financial point of view of the merger consideration to be paid by DRS pursuant to the merger.

        In arriving at its opinion, Merrill Lynch, among other things:

  •
  reviewed certain publicly available business and financial information relating to DRS and ESSI that Merrill Lynch deemed to be relevant;

  •
  reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of DRS and ESSI, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the merger, which is referred to as the expected synergies, furnished to Merrill Lynch by DRS and ESSI, respectively;

  •
  conducted discussions with members of senior management and representatives of DRS concerning the matters described in the preceding two bullet points, as well as the business and prospects before and after giving effect to the merger and the expected synergies;

  •
  reviewed the market prices and valuation multiples for ESSI's common stock and DRS common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  •
  reviewed the results of operations of DRS and ESSI and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

  •
  compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

  •
  participated in certain discussions among representatives of DRS and ESSI and their financial and legal advisors;

  •
  reviewed the potential pro forma impact of the merger on DRS;

  •
  reviewed a draft of the merger agreement dated September 19, 2005; and

  •
  reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

        In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or that was publicly available. Merrill Lynch did not assume any responsibility for independently verifying such information and did not undertake any independent evaluation or appraisal of any of the assets or liabilities of DRS or ESSI and it was not furnished with any such evaluation or appraisal, nor did it evaluate the solvency or fair value of DRS or ESSI under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of DRS or ESSI. With respect to the financial forecast information and the expected synergies furnished to or discussed with Merrill Lynch by DRS or ESSI, Merrill Lynch assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of the management of DRS or ESSI as to the expected future financial performance of DRS or ESSI, as the case may be, and the expected synergies. Merrill Lynch expresses no opinion as to such financial forecast information, including the expected synergies, or the assumptions on which they are based. Merrill Lynch also assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by it.

        Merrill Lynch's opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of September 21, 2005. Merrill Lynch assumed that the transactions described in the merger agreement will be consummated on the terms set forth therein, without material modification or waiver. Merrill Lynch further assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that will have a material adverse effect on the contemplated benefits of the merger.

        Pursuant to its engagement letter, DRS agreed to pay Merrill Lynch a fee of $1.5 million for its financial advisory services. DRS also agreed to indemnify Merrill Lynch and certain related persons and entities for certain liabilities, including liabilities under the U.S. federal securities laws, related to or arising out of its engagement.

        Merrill Lynch currently is providing, and has in the past provided, financial advisory and financing services to DRS and ESSI and/or their respective affiliates unrelated to the proposed merger and may continue to do so. Merrill Lynch has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade the common stock of ESSI and other securities of ESSI, as well as the common stock of DRS and other securities of DRS, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

        Merrill Lynch's opinion is addressed to the board of directors of DRS and addresses only the fairness, from a financial point of view, of the consideration to be paid by DRS pursuant to the merger. The opinion does not address the merits of the underlying decision of DRS to engage in the merger and does not constitute, nor should it be construed as, a recommendation to any stockholder of DRS as to how that stockholder should vote with respect to the proposed merger or any other matter. In addition, the opinion of Merrill Lynch does not address, and Merrill Lynch was not asked to address, the fairness to, or any other consideration of, the holders of any other class of securities, creditors or other constituencies of DRS. Merrill Lynch did not express any opinion as to the prices at which the common stock of DRS will trade following the announcement or consummation of the merger.

Merrill Lynch's Financial Analysis

        The following is a summary of the material financial analyses that Merrill Lynch performed in connection with its opinion to the DRS board of directors dated September 21, 2005. The financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses performed by Merrill Lynch, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch. To the extent the following quantitative information reflects market data, except as otherwise indicated, Merrill Lynch based this information on market data as they existed prior to September 21, 2005. This information, therefore, does not necessarily reflect current or future market conditions.

        Analysis of Selected Comparable Publicly Traded Companies.    Using publicly available information concerning historical financial results, Merrill Lynch compared financial and operating information and ratios for ESSI with the corresponding financial and operating information and measurements for a selected group of publicly traded companies in the defense industry that Merrill Lynch deemed to be reasonably comparable to ESSI.

        The publicly traded companies selected as the primary comparable companies to ESSI were: (1) General Defense Companies (Lockheed Martin Corp., Harris Corp., General Dynamics Corp., Alliant Techsystems Inc., Northrop Grumman Corp., DRS, Raytheon Company, Teledyne Technologies Inc. and L-3 Communications, and (2) Defense IT Companies (Anteon International, Mantech International and SI International).

        The financial and operating information and valuation measurements reviewed by Merrill Lynch included, among other things, the ratio of price per share to estimated EPS for calendar year 2006, and the ratio of total enterprise value (calculated as equity value, plus total debt, preferred stock and minority investments, less cash and cash equivalents) to estimated EBITDA for calendar year 2006. All multiples were based on closing stock prices on September 16, 2005. Estimated financial data for the selected comparable companies were based on First Call estimates as of September 16, 2005 and publicly available research analysts' estimates.

        Based on this analysis, Merrill Lynch derived a range of implied values of ESSI common stock of $32.75 to $39.25 per share using the multiple of price per share to estimated earnings per share for calendar year 2006, and from $31.75 to $39.50 per share using the multiple of total enterprise value to estimated calendar year 2006 EBITDA. Merrill Lynch utilized comparable publicly traded company analysis to establish a fair trading value of ESSI common stock vis-à-vis the publicly traded companies in the defense industry that Merrill Lynch deemed to be reasonably comparable to ESSI.

        Although similar, none of the selected comparable companies is identical to ESSI. Accordingly, Merrill Lynch believes a complete analysis of the foregoing calculations cannot be limited to a quantitative review of the results. Rather, it involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics of the selected comparable companies and other factors that could affect the public trading dynamics of the selected comparable companies, as well as ESSI.

        Discounted Cash Flow Analysis.    Merrill Lynch performed a discounted cash flows analysis for ESSI as a stand-alone entity. Merrill Lynch calculated the discounted cash flow values for ESSI as the sum of the net present values of:

  •
  the estimated future free cash flows that ESSI would generate for fiscal 2006 through 2009; and

  •
  the terminal value of ESSI at the end of that period.

        The estimated future free cash flows were based on financial projections from ESSI adjusted by the management of DRS. The terminal values for ESSI were calculated based on projected 2009 EBIT and a range of multiples of EBIT ranging from 11.0x to 13.0x. Merrill Lynch used discount rates ranging from 9.0% to 11.0% for ESSI based on Merrill Lynch's judgment of the estimated weighted average cost of capital of ESSI, and the EBIT multiples were based on its review of the trading characteristics of ESSI.

        Based on the discounted cash flow analysis, Merrill Lynch derived a range of the implied value per share of ESSI common stock, treating ESSI as a stand-alone entity, from $38.00 to $46.50 per share. Merrill Lynch compared each of this range of values to $43.00, which represents the merger consideration per share ESSI shareholders will receive in cash ($30.10) and DRS common stock ($12.90, assuming the average closing sale price per share of DRS common stock on the NYSE composite transactions reporting system for each of the ten consecutive trading days ending with the second complete trading day prior to completion of the merger is between $46.80 and $57.20 per share).

        Analysis of Selected Precedent Transactions.    Merrill Lynch reviewed five mergers and acquisitions transactions announced since June 9, 2003 in the defense industry. The transactions reviewed, which are referred to as the selected transactions, are: L-3 Communications' acquisition of Titan Corp. (June 3, 2005); BAE Systems' acquisition of United Defense (March 8, 2005); BAE Systems' acquisition of Alvis PLC (June 3, 2004); DRS's acquisition of Integrated Defense Technologies (August 18, 2003); and General Dynamics' acquisition of Veridian (June 9, 2003).

        For each of the selected precedent transactions, Merrill Lynch determined that the relevant ratio of total enterprise value of each target to the target's LTM EBITDA ranged from 11.0x to 14.0x, which, when applied to the LTM EBITDA for ESSI, implied a range of values of $37.25 to $47.00 per share. Merrill Lynch also determined that the relevant ratios of total enterprise value to LTM EBIT for the selected transactions ranged from 14.0x to 17.0x, which, when applied to the LTM EBIT for ESSI, implied a range of values of $42.00 to $50.75 per share. Merrill Lynch compared those ranges of values to $43.00, which represents the merger consideration per share ESSI will receive in cash ($30.10) and DRS common stock ($12.90, assuming the average closing sale price per share of DRS common stock on the NYSE composite transactions reporting system for each of the ten consecutive trading days ending with the second complete trading day prior to completion of the merger is between $46.80 and $57.20 per share).

        The analysis for the selected transactions was based on public information available at the time of announcement of such transactions, without taking into account differing market and other conditions during the period between which the selected transactions were announced.

        Pro Forma Merger Analysis.    Merrill Lynch analyzed the pro forma impact of the proposed merger on DRS's EPS for the fiscal years ending March 31, 2007, 2008 and 2009. For purposes of this analysis, Merrill Lynch used the financial projections from ESSI adjusted by the management of DRS and the financial information and projections for DRS and expected synergies provided by the management of DRS and incorporated certain assumptions with respect to the value of identifiable intangibles and other adjustments resulting from the proposed merger and various structural considerations.

        Merrill Lynch determined that, excluding the expected synergies but including the other pro forma adjustments, the proposed merger with ESSI would be accretive to DRS's EPS in each fiscal year analyzed (2007, 2008 and 2009). Incorporating the expected synergies and the other pro forma adjustments into the analysis, the proposed merger with ESSI would be more than $0.20 per share accretive to DRS's EPS in each fiscal year analyzed (2007, 2008 and 2009).

Other Factors

        In the course of preparing its opinion, Merrill Lynch also reviewed and considered other information and data, including the following:

  •
  trading characteristics of DRS common stock and ESSI common stock;

  •
  historical market prices for DRS common stock and ESSI common stock; and

  •
  selected research analysts' reports on DRS and ESSI, including stock price targets of those analysts.

General

        In conducting its analyses and arriving at its opinions, Merrill Lynch utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Merrill Lynch to provide its opinion to the board of directors of DRS as to the fairness, from a financial point view to DRS of the merger consideration to be paid by DRS pursuant to the merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Merrill Lynch made, and was provided by the management of DRS and ESSI's management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Merrill Lynch, ESSI or DRS. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of DRS, ESSI or their respective advisors, neither DRS nor Merrill Lynch nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

        DRS retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        The terms of the merger were determined through negotiations between ESSI and DRS and were approved by the board of directors of DRS. Although Merrill Lynch provided advice to DRS during the course of these negotiations, the decision to enter into the merger was solely that of the board of directors of DRS. As described above, the opinion and presentation of Merrill Lynch to the board of directors of DRS were only one of a number of factors taken into consideration by the board of directors of DRS in making its determination to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. Merrill Lynch's opinion was provided to the board of directors of DRS to assist it in connection with it consideration of the merger and does not constitute a recommendation to any stockholder as to how to vote or take any other action with respect to the merger. Merrill Lynch's opinion does not in any manner address the prices at which shares of DRS's common stock will trade after the announcement or completion of the merger.

        Subsequent to Merrill Lynch serving as financial advisor to DRS and rendering its opinion as to fairness, and at the request of DRS, an affiliate of Merrill Lynch has committed to participate as a lender in the interim loan facility to DRS, which will be used by DRS to finance the merger in the event the placement of permanent debt financing has not been consummated by the effective time of the merger. See "—DRS Financing" beginning on page 64. DRS has agreed with Merrill Lynch that Merrill Lynch will also be a co-manager in respect to the placement of DRS's permanent debt financing. Merrill Lynch and its affiliate will receive customary fees in connection with their participation in such financings.

Opinion of Lehman Brothers, Financial Advisor to ESSI

        In August 2005, the ESSI board of directors engaged Lehman Brothers to act as its financial advisor with respect to exploring its strategic alternatives. In connection with this engagement, Lehman Brothers provided financial advice to ESSI regarding the proposed merger. On September 21, 2005, Lehman Brothers rendered its oral opinion (subsequently confirmed in writing) to the ESSI board of directors that as of such date and, based upon and subject to the matters stated in its opinion, from a financial point of view, the consideration to be paid by DRS to the shareholders of ESSI in the merger was fair to such shareholders.

        The full text of Lehman Brothers' written opinion, dated September 21, 2005, is attached as Annex D to this joint proxy statement/prospectus. You are encouraged to read Lehman Brothers' opinion carefully in its entirety for a description of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of Lehman Brothers' opinion and the methodology that Lehman Brothers used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

        Lehman Brothers' advisory services and opinion were provided for the information and assistance of the ESSI board of directors in connection with its consideration of the merger. Lehman Brothers' opinion is not intended to be and does not constitute a recommendation to any shareholder of ESSI as to how such shareholder should vote in connection with the merger. Lehman Brothers was not requested to opine as to, and Lehman Brothers' opinion does not address, ESSI's underlying business decision to proceed with or effect the merger.

        In arriving at its opinion, Lehman Brothers reviewed and analyzed, among other things:

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  the merger agreement and the specific terms of the merger;

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  publicly available information concerning ESSI and DRS that Lehman Brothers believed to be relevant to its analysis, including certain periodic reports filed by ESSI and DRS, including their most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q;

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  financial and operating information with respect to the business, operations and prospects of ESSI furnished to Lehman Brothers by ESSI, including financial projections prepared by ESSI's management;

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  financial and operating information with respect to the business, operations and prospects of DRS furnished to Lehman Brothers by DRS;

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  publicly available third-party research estimates with respect to both ESSI and DRS;

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  trading histories of ESSI common stock and of DRS common stock from September 20, 2000 through September 19, 2005 and a comparison of each company's trading histories with those of other companies that Lehman Brothers deemed relevant;

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  a comparison of the historical financial results and present financial condition of ESSI and DRS with those of other companies that Lehman Brothers deemed relevant;

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  a comparison of the financial terms of the merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant; and

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  the results of Lehman Brothers' efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of ESSI.

        In addition, Lehman Brothers had discussions with the management of each of ESSI and DRS concerning their respective businesses, operations, assets, financial conditions and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

        In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information. Lehman Brothers further relied upon the assurances of the managements of ESSI and DRS that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of ESSI, upon advice of ESSI, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ESSI as to ESSI's future financial performance and that ESSI would perform substantially in accordance with such projections. With respect to the publicly available research reports of DRS, upon advice of DRS, Lehman Brothers assumed that such research estimates with respect to DRS's future financial performance were a reasonable basis upon which to evaluate DRS's future financial performance and that DRS would perform substantially in accordance with such estimates. In arriving at its opinion, Lehman Brothers did not conduct or obtain any evaluations or appraisals of the assets or liabilities of ESSI or DRS, nor did it conduct a physical inspection of the properties and facilities of ESSI or DRS. Lehman Brothers' opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, September 21, 2005.

        The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the ESSI board of directors. In order to fully understand the financial analyses used by Lehman Brothers, the summary of the analyses must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors considered, could create a misleading or incomplete view of the process underlying Lehman Brothers' opinion.

ESSI Valuation

        Comparable Company Analysis.    Lehman Brothers reviewed and compared specific financial and operating data relating to ESSI with that of selected publicly traded companies that Lehman Brothers deemed comparable to ESSI. Lehman Brothers chose the companies used in the Comparable Company Analysis based on their similarity to ESSI in the mix and characteristics of their businesses. For ESSI, Lehman Brothers included in its review the following comparable companies:

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  Lockheed Martin Corporation

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  General Dynamics Corporation

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  Northrop Grumman Corporation

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  Alliant Techsystems Inc.

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  Moog Inc.

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  Esterline Technologies Corporation

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  EDO Corporation

        For each comparable company, Lehman Brothers calculated multiples of enterprise value over EBITDA and multiples of current stock price over EPS based upon estimates of EBITDA and EPS for each of the calendar years ending December 31, 2005 and 2006. Lehman Brothers applied a range of multiples derived from this analysis to ESSI's projected adjusted EBITDA and EPS for each of the calendar years ending December 31, 2005 and 2006. All of these calculations were performed and based on management projections for ESSI, and utilized closing prices, as of September 19, 2005.

        The analysis of various financial multiples indicated that, for the selected comparable companies, enterprise value as a multiple of projected 2005 EBITDA and 2006 EBITDA ranged from 8.5x to 10.0x, and 7.5x to 9.0x, respectively. Based on each of those selected multiples, Lehman Brothers calculated per-share equity reference ranges for ESSI common stock, based on projected 2005 EBITDA, between $31.65 and $37.30 per share and, based on projected 2006 EBITDA, between $31.10 and $37.40 per share.

        The analysis of current stock price to EPS indicated that, for the selected comparable companies, the ratio of current stock price to projected 2005 and 2006 EPS ranged from 16.5x to 18.0x, and 15.0x to 16.5x, respectively. Based on each of those selected multiples, Lehman Brothers calculated per-share equity reference ranges for ESSI common stock, based on projected 2005 EPS, between $34.95 and $38.10 per share and, based on projected 2006 EPS, between $35.20 and $38.75 per share.

        These implied stand-alone public market trading values did not include any value an acquirer may derive from consolidated ownership such as synergies, cost savings and enhanced revenue opportunities.

        Lehman Brothers selected the comparable companies above because their businesses and operating profiles are reasonably similar to those of ESSI. However, because of the inherent differences between the business, operations and prospects of ESSI and the businesses, operations and prospects of the selected comparable companies, no comparable company is exactly the same as ESSI. Therefore, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the Comparable Company Analysis. Accordingly, Lehman Brothers also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of ESSI and the companies included in the Comparable Company Analysis that would affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between ESSI and the companies included in the Comparable Company Analysis.

        Comparable Transaction Analysis.    Using publicly available information, Lehman Brothers reviewed and compared the purchase prices and financial multiples paid in ten acquisitions of companies that Lehman Brothers, based on its experience, deemed relevant to arriving at its opinion. Lehman Brothers chose the transactions used in the Comparable Transaction Analysis based on the similarity of the target companies in the transactions to ESSI in the size, mix, margins and other relevant characteristics of their businesses. Lehman Brothers reviewed the following transactions:

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  Acquisition of Newport News Shipbuilding Inc. by Northrop Grumman Corporation

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  Acquisition of the Aircraft Integration Systems business of Raytheon Company by L-3 Communications Corporation

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  Acquisition of Advanced Technical Products, Inc. by General Dynamics Corporation

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  Acquisition of United States Marine Repair, Inc. by United Defense Industries, Inc.

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  Acquisition of TRW, Inc. by Northrop Grumman Corporation

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  Acquisition of General Motors Defense, a business unit of General Motors Corporation, by General Dynamics Corporation

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  Acquisition of Integrated Defense Technologies, Inc. by DRS Technologies, Inc.

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  Acquisition of Alvis plc by BAE Systems plc

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  Acquisition of K&F Industries, Inc. by AAKF Acquisition, Inc. (an affiliate of certain funds of Aurora Capital Partners, L.P.)

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  Acquisition of United Defense Industries, Inc. by BAE Systems plc

        Lehman Brothers considered the transaction values as multiples of the then forward projected twelve-month EBITDA.

        The reasons for and the circumstances surrounding each of the transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of ESSI, and the businesses, operations, financial conditions and prospects of the companies included in the Comparable Transaction Analysis. Accordingly, Lehman Brothers believed that a purely quantitative comparable transaction analysis would not be particularly meaningful in the context of the merger. Lehman Brothers believed that the appropriate use of the Comparable Transaction Analysis required qualitative judgments concerning the differences between the characteristics of these transactions and the merger, which would affect the acquisition values of the acquired companies and ESSI.

        Lehman Brothers applied a range of multiples (8.5x to 10.5x) to ESSI's forward projected twelve-month EBITDA (using EBITDA for the fourth quarter of calendar year 2005 plus the first three quarters of 2006). Based on this range of multiples, the analysis indicates a range of equity values per share of $34.40 to $42.40. Using a median forward twelve-month EBITDA multiple of 8.7x, the analysis indicated an equity value of $35.25 per share.

        ESSI Discounted Cash Flow Analysis.    As part of its analysis, and in order to estimate the present value of ESSI common stock, Lehman Brothers prepared a five-year Discounted Cash Flow Analysis for ESSI of projected after-tax unlevered free cash flows for fiscal years 2006 through 2010.

        A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Lehman Brothers performed a Discounted Cash Flow Analysis for ESSI by adding (1) the present value of ESSI's projected after-tax unlevered free cash flows for fiscal years 2006 through 2010 to (2) the present value of the "terminal value" of ESSI as of 2010. "Terminal value" refers to the value of all future cash flows from an asset at a particular point in time.

        To estimate the terminal value of ESSI at the end of the forecast period, Lehman Brothers applied LTM EBITDA multiples in 2010 of 8.0x to 9.0x. These terminal multiples imply perpetuity annual growth rates of 3.3% to 4.4%. Lehman Brothers discounted the unlevered free cash flows and the estimated terminal value to a present value at a range of after-tax discount rates ranging from 10.0% to 12.0% per annum. This range of discount rates was based on an analysis of ESSI's weighted average cost of capital and those of other comparable companies. Lehman Brothers calculated the implied per-share equity values for ESSI by first determining a range of enterprise values of ESSI by adding the present values of the after-tax unlevered free cash flows and terminal values for each EBITDA terminal multiple and discount rate scenario, and then subtracting from the enterprise values the net debt

(which is total debt minus cash) of ESSI, and dividing those amounts by the number of fully-diluted shares of ESSI.

        Based on the projections and assumptions set forth above, the Discounted Cash Flow Analysis of ESSI yielded an implied valuation range of ESSI common stock of $38.25 to $45.05 per share.

        Leveraged Buyout Analysis.    Lehman Brothers performed a Leveraged Buyout Analysis in order to ascertain the price which might be achieved in a leveraged buyout transaction based upon current market conditions. In conducting this analysis, Lehman Brothers assumed the following: (1) a capital structure comprised of $1,105 million in total debt (or approximately 6.0x LTM EBITDA), (2) an equity investment that would achieve a minimum annual rate of return ranging from 25% to 30% on equity invested during a five-year period and (3) a projected EBITDA terminal value multiple of 8.5x LTM EBITDA. Based on these assumptions, the range of implied leveraged acquisition prices per share of ESSI common stock was $33.70 to $35.75.

        Premium Paid Analysis.    Lehman Brothers compared the premium proposed to be paid in the merger with premiums paid in mergers and acquisitions transactions for domestic companies in the industrial sector that were announced or completed between January 1, 2002 and September 8, 2005 with transaction values greater than $250.0 million. Lehman Brothers calculated the premium per share paid by the acquirer compared with the share price of the target company prevailing (1) one day, (2) one week and (3) four weeks prior to the announcement of the transaction.

        Based on the analysis, Lehman Brothers applied a premium range of 20% to 25% to ESSI's stock price on September 19, 2005, which yielded an implied equity value per share range of $34.95 to $39.60.

DRS Valuation

        Given that approximately 30% of the value of the merger consideration will be paid in DRS common stock, Lehman Brothers conducted financial analyses that it deemed appropriate to evaluate the public market valuation of DRS's common stock as it relates to any impact on the value of the merger consideration to be received by the ESSI shareholders. The stock component of the merger consideration is based on a fixed-value formula, subject to a collar, that is described elsewhere in this joint proxy statement/prospectus. Due to the fact that (1) 70% of the merger consideration will be paid in cash; (2) the 30% of the merger consideration to be paid in DRS stock is fixed in value within the range of the above-mentioned collar; and (3) DRS's common stock is publicly traded on the NYSE, Lehman Brothers' analysis necessarily was focused on reviewing the value of DRS's stock for material mispricing. In order to do this, Lehman Brothers performed a Comparable Company Analysis and a Discounted Cash Flow Analysis. Based on these analyses, Lehman Brothers calculated a mean per-share equity reference range for DRS common stock of between $45.15 and $54.60 per share.

        DRS Comparable Company Analysis.    Lehman Brothers reviewed and compared specific financial and operating data relating to DRS with that of selected publicly traded companies that Lehman Brothers deemed comparable to DRS. Lehman Brothers chose the companies used in the Comparable Company Analysis based on their similarity to DRS in the mix and characteristics of their businesses. For DRS, Lehman Brothers included in its review the following comparable companies:

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  Raytheon Company

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  L-3 Communications Corporation

  •
  Lockheed Martin Corporation

  •
  General Dynamics Corporation

  •
  Northrop Grumman Corporation

  •
  Alliant Techsystems Inc.

  •
  Moog Inc.

  •
  Esterline Technologies Corporation

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  EDO Corporation

        For each comparable company, Lehman Brothers calculated multiples of enterprise value over EBITDA and multiples of current stock price over EPS, based upon estimates of EBITDA and EPS for each of the calendar years ending December 31, 2005 and 2006. Lehman Brothers applied a range of multiples derived from this analysis to DRS's projected EBITDA and EPS, as applicable, for each of the calendar years ending December 31, 2005 and 2006. All of these calculations were performed, and based on publicly available financial data (including Institutional Brokers Estimate System consensus estimates for EPS) and closing prices, as of September 19, 2005.

        The analysis of various financial multiples indicated that, for the selected comparable companies, enterprise value as a multiple of projected 2005 and 2006 EBITDA ranged from 9.0x to 10.5x, and 8.0x to 9.5x, respectively. Based on each of those selected multiples, Lehman Brothers calculated per-share equity reference ranges for DRS common stock, based on projected 2005 EBITDA, between $46.30 and $56.65 per share and, based on projected 2006 EBITDA, between $47.05 and $58.80 per share.

        In the process of conducting its analysis, Lehman Brothers concluded that DRS's equity value is more accurately valued on an EBITDA multiple basis, as opposed to a price-to-earnings, or P/E, basis. This perspective is supported specifically by certain research analysts who cover DRS's stock and who indicate that a P/E multiple approach may undervalue DRS's value. Lehman Brothers concluded it was still appropriate to calculate the equity value of DRS implied by the P/E multiple approach as a data point, but noted that the results of this valuation methodology would be less indicative of the value of the DRS common stock than perceived by the market. The analysis of current stock price to EPS indicated that, for the selected comparable companies, the ratio of current stock price to projected 2005 and 2006 EPS ranged from 17.0x to 20.0x, and 15.0x to 17.0x, respectively. Based on each of those selected multiples, Lehman Brothers calculated per-share equity reference ranges for DRS common stock, based on projected 2005 EPS, between $41.15 and $48.40 per share and, based on projected 2006 EPS, between $41.50 and $47.00 per share.

        Lehman Brothers selected the comparable companies above because their businesses and operating profiles are reasonably similar to those of DRS. However, because of the inherent differences between the business, operations and prospects of DRS and the businesses, operations and prospects of the selected comparable companies, no comparable company is exactly the same as DRS. Therefore, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the Comparable Company Analysis. Accordingly, Lehman Brothers also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of DRS and the companies included in the Comparable Company Analysis that would affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degrees of operational risk between DRS and the companies included in the Comparable Company Analysis.

  DRS Discounted Cash Flow Analysis

        As part of its analysis, and in order to estimate the present value of DRS common stock, Lehman Brothers prepared a five-year Discounted Cash Flow Analysis for DRS of projected after-tax unlevered free cash flows for fiscal years 2006 through 2010. Lehman Brothers performed a Discounted Cash Flow Analysis for DRS by adding (1) the present value of DRS's projected after-tax unlevered free cash flows for fiscal years 2006 through 2010 to (2) the present value of the terminal value of DRS as of 2010.

        To estimate the terminal value of DRS at the end of the forecast period, Lehman Brothers applied LTM EBITDA multiples in 2010 of 8.0x to 9.0x. These terminal multiples imply perpetuity annual growth rates of 3.0% to 4.3%. Lehman Brothers discounted the unlevered free cash flows and the estimated terminal value to a present value at a range of after-tax discount rates ranging from 8.0% to 10.0% per annum. This range of discount rates was based on an analysis of DRS's weighted average cost of capital and those of other comparable companies. Lehman Brothers calculated the implied per-share equity values for DRS by first determining a range of enterprise values of DRS by adding the present values of the after-tax unlevered free cash flows and terminal values for each EBITDA terminal multiple and discount rate scenario, and then subtracting from the enterprise values the net debt (which is total debt minus cash) of DRS, and dividing those amounts by the number of fully diluted shares of DRS.

        The DRS projections used in the Discounted Cash Flow analysis consisted of published estimates of third party research analysts, the content of which was discussed and confirmed by DRS management as a reasonable basis upon which to evaluate DRS's future financial performance. Based on the projections and assumptions set forth above, the Discounted Cash Flow Analysis of DRS yielded an implied valuation range of DRS common stock of $49.65 to $62.15 per share.

  Pro Forma Analysis

        Lehman Brothers analyzed the pro forma effect of the merger on the pro forma EPS of DRS. For purposes of this analysis, Lehman Brothers used publicly available research estimates of calendar year 2006 EPS for DRS. This analysis indicated that the merger would be approximately 8.7% accretive to DRS's pro forma calendar year 2006 EPS assuming no pre-tax synergies.

        The financial forecasts and assumptions that underlie this analysis are subject to substantial uncertainty and exclude one-time costs that may be incurred in connection with the transaction and, therefore, actual results may be substantially different than those presented.

  General

        In connection with the review of the merger by ESSI's board of directors, Lehman Brothers performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Lehman Brothers considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Lehman Brothers believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, Lehman Brothers may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Lehman Brothers' view of the actual value of ESSI or DRS.

        In performing its analyses, Lehman Brothers made numerous assumptions with respect to industry risks associated with reserves, industry performance, general business and economic conditions and other matters, many of which are beyond the control of ESSI or DRS. Any estimates contained in Lehman Brothers' analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Lehman Brothers' analysis of the fairness from a financial point of view to ESSI shareholders of the consideration to be received in the merger and were prepared in connection with the delivery by Lehman Brothers of its opinion, dated September 21, 2005, to ESSI's board of directors. The analyses do not purport to be appraisals or to reflect the prices at which ESSI common stock or DRS common stock might trade following announcement of the merger or the prices at which DRS common stock might trade following consummation of the merger.

        The terms of the merger were determined through arm's length negotiations between ESSI and DRS and were unanimously approved by ESSI's and DRS's boards of directors. Lehman Brothers did not recommend any specific price per share or form of consideration to ESSI or that any specific price per share or form of consideration constituted the only appropriate consideration for the merger. Lehman Brothers' opinion was provided to ESSI's board of directors to assist it in its consideration of the price per share in the merger. Lehman Brothers' opinion does not address any other aspect of the proposed merger and does not constitute a recommendation to any shareholder as to how to vote or to take any other action with respect to the merger. Lehman Brothers' opinion was one of the many factors taken into consideration by ESSI's board of directors in making its unanimous determination to approve the merger agreement. Lehman Brothers' analyses summarized above should not be viewed as determinative of the opinion of ESSI's board of directors with respect to the value of ESSI or DRS or of whether ESSI's board of directors would have been willing to agree to a different exchange ratio or form of consideration.

        Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The ESSI board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with ESSI and the defense industry generally and because its investment banking professionals have substantial experience in transactions comparable to the merger.

        As compensation for its services in connection with the merger, ESSI paid Lehman Brothers $1.0 million upon the delivery of Lehman Brothers' opinion. Compensation of approximately $12.4 million will be payable on completion of the merger against which the amounts paid for the opinion will be credited. ESSI also paid Lehman Brothers an engagement fee of $125,000 upon the signing of the engagement letter and $125,000 as of November 1, 2005, each of which is fully creditable towards the fee payable on the completion of the merger. In addition, ESSI has agreed to reimburse Lehman Brothers for reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by ESSI and the rendering of the Lehman Brothers opinion.

        In the ordinary course of its business, Lehman Brothers may actively trade in the debt or equity securities of ESSI and DRS for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

DRS Financing

Overview

        In connection with the merger, DRS will be required to pay approximately $1.3 billion in cash with respect to ESSI shares and in-the-money stock options outstanding and will assume and repay approximately $86.0 million of ESSI's debt. DRS also expects to incur approximately $49.8 million of merger and financing-related costs. DRS's cash and cash equivalents as of September 30, 2005 were $257.3 million; consequently, DRS will require financing to complete the merger.

        On September 21, 2005, DRS executed a commitment letter with Bear Stearns for an amended and restated $706.9 million senior secured credit facility, consisting of a $356.9 million seven-year term loan and a $350.0 million six-year revolving credit facility, a portion of which will be used to finance the merger. On October 6, 2005, the commitment letter was replaced with a new commitment letter issued by both Bear Stearns and Wachovia with substantially similar terms. In addition, a separate commitment letter provides that, if DRS does not consummate the permanent financing referred to below by the closing date of the merger, Bear Stearns, Wachovia and other lenders will provide interim loans to DRS in an amount up to $950.0 million, which will be used by DRS to finance the merger.

        DRS and Maxco must use their reasonable commercial efforts to obtain the financing required for the consummation of the merger and to satisfy all conditions to funding. DRS plans to seek permanent financing through the issuance of notes, rather than through the use of the interim loans offered under the commitment letter.

Permanent Financing Expectation

        In addition to the facilities contemplated by the senior facilities commitment letter, DRS expects to offer a combination of senior fixed-rate notes, senior floating-rate notes, senior subordinated notes and/or convertible notes in an aggregate principal amount of $950.0 million in capital markets transactions, which will be used to finance the merger in lieu of the interim facility. The proposed offering of notes is subject to market and other customary conditions, including, but not limited to, general global and U.S. economic conditions, the market for similar securities, and delivery of customary documents, officer certifications and representations prior to, or at the time of, the closing of the notes offering. There can be no assurance that DRS will be able to consummate the notes offerings on commercially reasonable terms, or at all.

The Commitment Letter

        Under the terms of the senior facilities commitment letter, DRS would be provided with an amended and restated senior secured credit facility consisting of: (1) a seven-year term loan facility in an aggregate principal amount equal to $356.9 million, with principal repayable in quarterly installments at a rate of 1.00% per year and the balance to be repaid in equal quarterly installments beginning six years following the completion of the merger, and (2) a six-year revolving credit facility in an aggregate principal amount of $350.0 million to be repaid in full on the sixth anniversary of the closing date of the facility. The senior facilities commitment letter also provides that the loans will bear interest at DRS's option at either the base rate (the higher of the prime rate announced by the commercial bank to be selected by the administrative agent to the facility or the federal funds effective rate plus 0.50%) plus an applicable margin, or at the rate at which Eurodollar deposits for one, two, three or six months are offered in the interbank Eurodollar market, which is referred to as the Eurodollar Rate, plus an applicable margin. It is anticipated that the interest rate will be calculated initially as the Eurodollar Rate plus 175 basis points.

        The interim facility commitment letter provides that any interim loans initially will bear interest at a rate equal to the three-month Eurodollar Rate plus a spread of 400 basis points. If the interim loans are not repaid on the six-month anniversary of the closing date of the interim facility, the interim loans will thereafter bear interest at a rate equal to the Bear Stearns High Yield B Index, which is an index composed of publicly-issued, high yield, single B-rated debt securities, plus a spread of 100 basis points. At the end of each subsequent 90-day period following the six-month anniversary of the closing date of the interim facility, the interest rate on the interim loans will increase by 50 basis points, but the interest rate on the interim loans will in no event exceed 12.0%, or the maximum amount permitted by law. In addition, DRS will have the option to add any interest above 10.0% on the interim loans to the outstanding principal.

        If any interim loan has not been repaid in full after the one-year anniversary of the closing date of the interim facility, the sum of the aggregate principal amount of each nondefaulting unpaid interim loan and any associated capitalized interest will be exchanged automatically for an equal amount of senior exchange notes, which will bear interest at the rate then payable on the interim loans plus 50 basis points. In addition, DRS will have the option to pay any interest above 10.0% on the senior exchange notes through the issuance of additional senior exchange notes. The senior exchange notes will be due on the tenth anniversary of the closing date of the interim facility.

        If the interim loans have not been repaid within 90 days of the closing of the interim facility, Bear Stearns, in consultation with Wachovia, may demand that DRS issue and sell senior notes or senior subordinated notes in an amount sufficient to refinance the interim loans. The interest rate on such notes shall be reasonably determined by Bear Stearns in consultation with Wachovia, but in no event shall have a yield to maturity greater than DRS's existing 6 7/8% senior subordinated notes due 2013, plus 100 basis points.

        The obligation of Bear Stearns, Wachovia and the other lenders to provide the senior credit facility and, if necessary, the interim facility, is subject to several conditions, including, but not limited to, the following:

  •
  Bear Stearns must be reasonably satisfied that no event has occurred that would reasonably be expected to have a material adverse effect on ESSI and its subsidiaries taken as a whole;

  •
  there must not have been a declaration of a banking moratorium or any general suspension of trading or limitation on prices for securities on the NYSE for three or more consecutive business days;

  •
  there must not have been any commencement or material escalation of armed hostilities or any security crisis or event directly or indirectly involving the United States, including any acts of terrorism or response of the United States or its allies, resulting in any material disruption or material adverse change in the U.S. credit or capital markets for three or more consecutive business days;

  •
  there must not have been any limitation by any governmental or regulatory authority that prohibits the extension of credit by banks, or lending institutions in the United States generally, that prevents a lender from providing financing in connection with either the senior credit facility or the interim facility, as the case may be, for three or more consecutive business days;

  •
  DRS must have complied in all material respects with its covenants, and its representations and warranties must be correct in all material respects;

  •
  DRS must have issued at least $566.8 million in common equity to the shareholders of ESSI on the terms and conditions set forth in the commitment letter and otherwise reasonably satisfactory to Bear Stearns and Wachovia;

  •
  the aggregate consideration for the merger must not exceed $2.214 billion, including the assumption of ESSI's indebtedness; and

  •
  DRS must not be in material breach of the merger agreement or the commitment letter.

        As a result of the foregoing, DRS cannot assure you that the financing contemplated by the commitment letters will be available.

Certain Legal Matters

  SEC Investigation

        In December 2004, ESSI was notified by the Enforcement Division of the SEC of the issuance of a formal order directing a private investigation captioned In the Matter of Engineered Support Systems, Inc. and that the SEC had issued subpoenas to various individuals associated with ESSI to produce certain documents. The SEC staff also requested that ESSI voluntarily produce certain documents in connection with the investigation. The subpoenas related to trading in ESSI stock around ESSI's earnings releases in 2003 and the adequacy of certain disclosures made by ESSI regarding related-party transactions in 2002 and 2003 involving insurance policies placed by ESSI through an insurance brokerage firm in which an ESSI director was a principal at the time of the transactions.

        On or about September 23, 2005, the SEC staff contacted ESSI's counsel and advised that it had issued a subpoena directed to ESSI and expanded its investigation to include ESSI's disclosure of a November 2004 stop-work order relating to ESSI's Deployable Power Generation and Distribution Systems program for the U.S. Air Force, and trading in ESSI stock by certain individuals associated with ESSI.

        In connection with the foregoing SEC investigation, ESSI and certain of its directors and officers have provided information and testimony to the SEC. ESSI continues to furnish information requested by the SEC. On November 14, 2005, ESSI was informed by the Enforcement Division that one of ESSI's former directors and officers who is currently a consultant to ESSI has been issued a so-called Wells notice informing him that the staff of the SEC was considering recommending that the SEC bring a civil injunctive action against the former officer and director in connection with the SEC's investigation into trading in ESSI common stock in 2003. A Wells notice provides prospective defendants with an opportunity to respond to the SEC staff members before the staff makes a formal recommendation on whether the SEC should pursue disciplinary action against them. ESSI has not received a Wells notice and continues to cooperate with the investigation. We are unable to determine at this time either the timing of the investigation or the impact, if any, which the investigation could have on ESSI or the combined company after the merger.

Interests of Certain Individuals in the Merger

        Some of ESSI's current and former executive officers and directors have certain interests in the merger that differ from the interests of ESSI's shareholders generally. The ESSI board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation.

Executive Employment Agreements; Change in Control Payments

        ESSI has existing employment agreements with the following executive officers: Gerald A. Potthoff, Chief Executive Officer and a director; Gary C. Gerhardt, Chief Financial Officer and a director; and Daniel A. Rodrigues, President and Chief Operating Officer.

        Under Mr. Potthoff's employment agreement, he serves as Vice Chairman and Chief Executive Officer until October 31, 2007. Thereafter, the agreement automatically renews for successive one-year periods unless he or ESSI gives notice to terminate the agreement at least 30 days prior to the expiration of the term. The agreement may be terminated at any time by Mr. Potthoff upon not less than 90 days' written notice, or by ESSI at any time with or without cause.

        Under the terms of the employment agreement, Mr. Potthoff is paid a base annual salary of $720,000 and receives an annual incentive bonus payment. In addition, Mr. Potthoff is entitled to: (a) reimbursement of reasonable and necessary expenses incurred in the interest of the business of ESSI; (b) a car allowance as determined by ESSI's board; (c) payment of Mr. Potthoff's country club membership and other membership privileges as approved by ESSI's board; and (d) participate in ESSI's medical, life insurance, accidental death, disability income, profit sharing trust and other employee benefits along with his spouse for the duration of his life and the life of his spouse. The employment agreement also provides that, for ESSI's 2005 fiscal year, Mr. Potthoff shall receive a stock option award based on 15,000 shares of ESSI common stock. If the agreement is terminated by ESSI other than for cause, Mr. Potthoff is entitled to termination pay equal to his base salary upon the date of termination payable over 12 months. Additionally, during the 12-month period, Mr. Potthoff (and his eligible family members) are entitled to continue to participate in and receive certain standard employee benefits. The agreement prohibits Mr. Potthoff from competing with ESSI for a period of two years after termination of employment. In the event of a change in control of ESSI, Mr. Potthoff is entitled to receive a lump sum cash payment in an amount equal to 2.99 times his average compensation for the prior five fiscal years of employment with ESSI.

        Under Mr. Gerhardt's employment agreement, he serves as Vice Chairman and Chief Financial Officer until October 31, 2007. Thereafter, the agreement automatically renews for successive one-year periods unless he or ESSI gives notice to terminate the agreement at least 30 days prior to the expiration of the term. The agreement may be terminated at any time by Mr. Gerhardt upon not less than 90 days' written notice, or by ESSI at any time with or without cause.

        Under the terms of the employment agreement, Mr. Gerhardt is paid a base annual salary of $600,000 and receives an annual incentive bonus payment. In addition, Mr. Gerhardt is entitled to: (a) reimbursement of reasonable and necessary expenses incurred in the interest of the business of ESSI; (b) a car allowance as determined by ESSI's board; (c) payment of Mr. Gerhardt's country club membership and other membership privileges as approved by ESSI's board; and (d) participate in ESSI's medical, life insurance, accidental death, disability income, profit sharing trust and other employee benefits along with his spouse for the duration of his life and the life of his spouse. The employment agreement also provides that, for ESSI's 2005 fiscal year, Mr. Gerhardt shall receive a stock option award based on 15,000 shares of ESSI common stock. If the agreement is terminated by ESSI other than for cause, Mr. Gerhardt is entitled to termination pay equal to his base salary upon the date of termination payable over 12 months. Additionally, during the 12-month period, Mr. Gerhardt (and his eligible family members) are entitled to continue to participate in and receive certain standard employee benefits. The agreement prohibits Mr. Gerhardt from competing with ESSI for a period of two years after termination of employment. In the event of a change in control of ESSI, Mr. Gerhardt is entitled to receive a lump sum cash payment in an amount equal to 2.99 times his average compensation for the prior five fiscal years of employment with ESSI.

        Under Mr. Rodrigues's employment agreement, he serves as President and Chief Operating Officer until April 10, 2008. Thereafter, the agreement automatically renews for successive one-year periods unless he or ESSI gives notice to terminate the agreement at least 30 days prior to the expiration of the term. The agreement may be terminated at any time by Mr. Rodrigues upon not less than 90 days' written notice, or by ESSI at any time with or without cause.

        Under the terms of the employment agreement, Mr. Rodrigues is paid a base annual salary of $400,000 and receives an annual incentive bonus payment. In addition, Mr. Rodrigues is entitled to: (a) reimbursement of reasonable and necessary expenses incurred in the interest of the business of ESSI; (b) a car allowance as determined by ESSI's board; (c) payment of Mr. Rodrigues's country club membership and other membership privileges as approved by ESSI's board; and (d) participate in ESSI's medical, life insurance, accidental death, disability income, profit sharing trust and other employee benefits on the same basis as other employees of ESSI. The employment agreement also provides that, for ESSI's 2005 fiscal year, Mr. Rodrigues shall receive a stock option award based on 142,500 shares of ESSI common stock. If the agreement is terminated by ESSI other than for cause, Mr. Rodrigues is entitled to termination pay equal to his base salary upon the date of termination payable over 12 months. Additionally, during the 12-month period, Mr. Rodrigues (and his eligible family members) are entitled to continue to participate in and receive certain standard employee benefits. The agreement prohibits Mr. Rodrigues from competing with ESSI for a period of two years after termination of employment. In the event of a change in control of ESSI, Mr. Rodrigues is entitled to receive a lump sum cash payment in an amount equal to 2.99 times his average compensation for the prior five fiscal years of employment with ESSI.

        The table below lists the estimated aggregate cash payments to which each of Messrs. Potthoff, Gerhardt and Rodrigues would be entitled under their employment agreements: (a) if the executive officer's employment with ESSI were terminated as of the effective time of the merger under circumstances entitling the executive officer to termination pay; and (b) as a result of the change in control benefits payable to each of these executive officers as of the effective time of the merger.

	Termination Pay	Change in Control Benefit
Gerald A. Potthoff	$720,000	$2,145,325
Gary C. Gerhardt	600,000	1,970,410
Daniel A. Rodrigues	400,000	933,977

        In addition to the employment agreements with Messrs. Potthoff, Gerhardt and Rodrigues, ESSI has entered into employment agreements with substantially all of its other executive officers. Each of these agreements sets forth, among other things, the various terms of the executive's employment with

ESSI or its subsidiaries, including employment term, salary, bonus and employee benefits and non-compete obligations. Each of the agreements provides for certain benefits payable to the executive if the executive's employment is terminated by the employer without cause. Additionally, the employment agreements also provide that if the executive's employment is terminated under certain circumstances following a "change of control" of the employer, the executive would be entitled to cash severance payments equal to up to 12 months' base salary and certain continuation of employee benefits. For purposes of those agreements in which ESSI is the employer, a "change in control" will occur at the effective time of the merger.

Success Fee Payment; Consulting Agreements

        In connection with the approval of the merger agreement, ESSI's board of directors approved the recommendation of the board's compensation committee for ESSI to pay a success fee of $5.0 million to Michael Shanahan, Sr., the non-executive Chairman and a director of ESSI, upon consummation of the merger. The payment will be made pursuant to the Shanahan MOU. The Shanahan MOU required ESSI to negotiate in good faith with Mr. Shanahan the amount of a reasonable success fee as compensation for Mr. Shanahan's consulting services, pursuant to a consulting agreement, dated May 1, 2005, in connection with the exploration of a possible sale of ESSI. Under the terms of the Shanahan MOU, Mr. Shanahan will be entitled to receive the success fee following any transaction resulting in a change of control of ESSI.

        ESSI and Mr. Shanahan entered into the Shanahan MOU and the consulting agreement following Mr. Shanahan's retirement as ESSI's executive Chairman and the termination of the employment agreement between Mr. Shanahan and ESSI, which had provided for a change in control benefit consisting of a lump sum cash payment in an amount equal to 2.99 times Mr. Shanahan's average annual compensation for his prior five fiscal years of employment with ESSI.

        Under the terms of the consulting agreement with Mr. Shanahan, Mr. Shanahan provides consulting and advisory services, pertaining to the business and operations of ESSI and serves as the non-executive Chairman of the board. The initial term of the agreement continues through April 30, 2006. The agreement automatically renews for an additional one-year period through April 30, 2007, unless terminated by Mr. Shanahan upon written notice at least 30 days prior to the expiration of the initial term. Thereafter, the agreement automatically renews for successive one-year periods unless terminated by either party upon written notice at least 30 days prior to the expiration of the then-current term. The agreement may be terminated at any time by Mr. Shanahan upon not less than 30 days' written notice, or by ESSI at any time with or without cause.

        If the consulting agreement with Mr. Shanahan is terminated by ESSI without cause, Mr. Shanahan would be entitled to receive all compensation and benefits through the later of the expiration of the second term extending until April 30, 2007, or the renewal term in effect at the time of termination, and such other consideration as is expressly provided for in the agreement. Mr. Shanahan's consulting fee under the agreement is $62,500 per month. The agreement also provides for payments in the amount of $52,500 per month for 24 consecutive months to Mr. Shanahan's designated beneficiary if Mr. Shanahan's death occurs during the period that the agreement is in effect, as well as payments in the amount of $52,500 per month for a period not to exceed 60 consecutive months if Mr. Shanahan becomes disabled during the period that the agreement is in effect. Additionally, the agreement provides that, upon a termination of the agreement by Mr. Shanahan by written notice, or upon a termination by ESSI without cause, or in the event that either party determines not to renew the agreement for any reason, ESSI will pay Mr. Shanahan $52,500 per month for 24 months following termination of the agreement.

        In addition to the consulting fee, Mr. Shanahan is entitled to: (a) reimbursement of reasonable and necessary expenses incurred in the interest of the business of ESSI; (b) a car allowance of not less than $1,800 per month; (c) participate in ESSI's medical and dental insurance programs along with his spouse for the duration of his life and the life of his spouse; and (d) participate in ESSI's life insurance, accidental death and disability income benefit programs on the same basis as other executives of ESSI. The agreement also contains non-compete and non-diversion covenants that extend for so long as the agreement is in effect and during such period after any termination that Mr. Shanahan is receiving compensation from ESSI under the agreement.

        ESSI has an existing consulting agreement with Ronald W. Davis, ESSI's former Director and President, Business Development. Mr. Davis retired from these positions in June 2005. Under the terms of this consulting agreement, Mr. Davis provides consulting and advisory services pertaining to transitioning his prior position to a successor and other duties reasonably requested by ESSI's board from time to time. The initial term of the agreement continues through May 31, 2006. The agreement automatically renews for successive one-year periods unless terminated by either party upon written notice at least 30 days prior to the expiration of the current term. The agreement may be terminated at any time by Mr. Davis upon not less than 30 days' written notice, or by ESSI at any time with or without cause.

        Mr. Davis's consulting fee under the agreement is $210 per hour, or $1,680 per day if he performs services for eight or more hours on a given day. If the consulting agreement with Mr. Davis is terminated by ESSI without cause, Mr. Davis would be entitled to receive all compensation and benefits through the effective time of termination, along with $14,333.33 per month for 12 months following termination of the agreement.

        In addition to the consulting fee, Mr. Davis is entitled to: (a) reimbursement of reasonable and necessary expenses incurred in the interest of the business of ESSI; (b) a car allowance of not less than $1,000 per month; and (c) participate in ESSI's medical and dental insurance programs along with his spouse for the duration of his life and the life of his spouse. The agreement also contains non-compete and non-diversion covenants that extend for so long as the agreement is in effect and for two years after termination of the agreement.

  ESSI Stock Options

        The merger agreement provides that at the time of the completion of the merger, all unexercised options to acquire ESSI common stock will be cancelled in exchange for the same consideration paid to ESSI shareholders, reduced by the applicable exercise price. The merger consideration per share of ESSI common stock, including the cash payment of $30.10 and a fraction of a share of DRS common stock, will be reduced ratably by the exercise price of such cancelled options in the same proportion that the value of such cash and fraction of a share of DRS common stock bear to each other.

        All stock options granted under ESSI's stock option plans are vested at the date of grant. Accordingly, the merger will not result in acceleration of vesting of stock options. Under the merger agreement, as of the effective date of the merger, each outstanding and unexercised option granted under ESSI's current stock option plans will be converted into the right to receive cash and shares of DRS common stock (as more fully described under "The Merger Agreement—Treatment of Stock Options" beginning on page 79).

        The following table lists, with respect to ESSI's named executive officers listed below, all of ESSI's executive officers as a group and all of ESSI's non-management directors as a group, the number of options to purchase ESSI common stock held by such individuals as of December 16, 2005. All of these options are fully vested.

Name	Number of Securities Underlying Unexercised Options
Michael F. Shanahan, Sr.(1) Chairman of the Board	0
Gerald A. Potthoff Chief Executive Officer	833,907
Gary C. Gerhardt Vice Chairman and Chief Financial Officer	867,657
Daniel A. Rodrigues President and Chief Operating Officer	225,000
Dan D. Jura President, Business Development	116,250
Steven J. Landmann Senior Vice President, Controller and Chief Accounting Officer	165,000
Ronald W. Davis(2)	0
All executive officers as a group (29)	3,494,752
All non-management directors as a group (12)	345,380

(1)
In April 2005, Mr. Shanahan began serving as non-executive Chairman of the Board, a change from his prior position as executive Chairman of the Board.

(2)
In June 2005, Mr. Davis resigned as President, Business Development and director.

  Indemnification Rights

        Under the merger agreement, DRS has agreed to indemnify ESSI's directors and officers in certain circumstances against various claims and actions arising out of their positions with ESSI prior to the merger, so long as such director or officer is, or has been, acting within the scope of such person's employment or fiduciary duties. DRS also will provide continuing insurance coverage for directors and officers of ESSI for a minimum of six years following the effective time of the merger. DRS will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 150% of the most recent annual premiums paid by ESSI prior to the date of the merger agreement. See section entitled "The Merger Agreement—Directors' and Officers' Insurance; Indemnification."

  Continued Benefits

        In connection with the merger, employees of DRS that were employed by ESSI immediately before the effective time of the merger will be provided benefits (other than equity-based benefits and other than individual employment agreements) for a period of one year following the effective time of the merger or, if shorter, for the remainder of the employment period that are, in the aggregate, similar to those provided by ESSI prior to the effective time of the merger; however, DRS is not obligated to continue the employment of any employee following the effective time of the merger.

Regulatory Approvals Required for the Merger

        The merger is subject to review by the Antitrust Division of the U.S. Department of Justice, or the Antitrust Division, and the U.S. Federal Trade Commission, which is referred to as the FTC, under the HSR Act. Under the HSR Act, DRS and ESSI are required to make pre-merger notification filings and to await the expiration or early termination of the statutory waiting period prior to completing the merger. On October 14, 2005, DRS and ESSI each filed a Pre-merger Notification and Report Form with the Antitrust Division and the FTC. The applicable waiting period under the HSR Act expired on November 14, 2005. DRS and ESSI also may be required to obtain additional regulatory approvals from various federal, state and foreign authorities.

        There can be no assurance that the governmental reviewing authorities will terminate the applicable statutory waiting periods or clear the merger at all or without restrictions or conditions that would have a material adverse effect on the combined company if the merger is completed. In addition, following the statutory waiting period and clearance of the merger, and even after completion of the merger, either the Antitrust Division, the FTC or any state attorneys general could challenge, seek to block or block the merger under the antitrust laws, as it deems necessary or desirable in the public interest. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. A challenge to the merger could be made and, if a challenge is made, DRS and ESSI may not prevail. DRS and ESSI do not believe that the merger will violate U.S. federal or state laws.

Material U.S. Federal Income Tax Consequences

        The following discussion describes the material U.S. federal income tax consequences of the merger to DRS, ESSI, DRS stockholders and U.S. holders (as defined below) of ESSI common stock. This summary is based on the Internal Revenue Code of 1986, as amended, referred to as the Code Treasury Regulations promulgated thereunder, judicial opinions, and administrative pronouncements and published rulings of the Internal Revenue Service, all as in effect on the date of this joint proxy statement/prospectus. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the IRS with respect to the U.S. federal income tax consequences of the merger. We cannot assure you that the IRS will not take a contrary position regarding the tax consequences of the merger summarized in this discussion and that any such contrary position would not be sustained.

        The following is a general summary of the material U.S. federal income tax consequences of the merger to ESSI shareholders upon their exchange of ESSI common stock for DRS common stock and cash pursuant to the merger agreement. This summary is limited to ESSI shareholders that hold their ESSI common stock as capital assets within the meaning of Section 1221 of the Code. This summary does not address any U.S. federal income tax consequences to ESSI shareholders who exercise appraisal rights pursuant to Missouri law. This summary does not address all aspects of U.S. federal income taxation that may be applicable to ESSI shareholders in light of their particular circumstances or to ESSI shareholders subject to special treatment under U.S. federal income tax law, such as (without limitation):

  •
  certain U.S. expatriates;

  •
  ESSI shareholders that hold ESSI common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment;

  •
  ESSI shareholders who hold their shares as a result of a constructive sale;

  •
  ESSI shareholders whose functional currency is not the U.S. dollar;

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  ESSI shareholders who acquired ESSI common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

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  ESSI shareholders who are also stockholders of DRS;

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  ESSI shareholders that are entities treated as partnerships for U.S. federal income tax purposes;

  •
  foreign persons and entities;

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  financial institutions;

  •
  insurance companies;

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  tax-exempt entities;

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  dealers in securities or foreign currencies; and

  •
  traders in securities that mark-to-market.

        Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the Code.

        The following summary is not binding on the Internal Revenue Service or any court. The summary is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative rulings and decisions in effect on the date hereof, all of which are subject to change at any time, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those described below. As a result, ESSI cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if so challenged. No ruling has been or will be sought from the IRS, and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the merger.

        ESSI SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

        Material U.S. federal income tax consequences to an ESSI shareholder, as a result of the merger, are as follows:

        The receipt of cash and DRS common stock should be a fully taxable transaction for U.S. federal income tax purposes. In general, each ESSI shareholder should recognize gain or loss in an amount equal to the difference between (1) the amount realized by the holder in exchange for its ESSI shares and (2) the holder's adjusted tax basis in the exchanged shares. Gain or loss should be determined separately for each block of ESSI common stock (i.e., shares acquired at the same cost in a single transaction) exchanged in connection with the merger. The amount realized by each holder of ESSI common stock should equal the amount of cash received plus the fair market value (as of the date of the merger) of the DRS common stock received.

        Any gain or loss recognized should be long-term capital gain or loss if the shares exchanged were held for more than one year as of the date of the merger and should be short-term capital gain or loss if the exchanged shares were held for one year or less.

        Capital gains recognized by a non-corporate taxpayer upon a disposition of ESSI common stock held for more than one year generally should be subject to a maximum U.S. federal income tax rate of 15%. Certain limitations apply to the use of capital losses to both corporate and non-corporate taxpayers.

        The holder's initial tax basis in the DRS common stock received pursuant to the merger should be equal to the fair market value of the DRS common stock at the effective time of the merger, and the holder's holding period for the DRS common stock should begin on the date following the closing date of the merger.

  Backup Withholding

        Certain non-corporate holders of ESSI common stock may be subject to backup withholding, at applicable rates (currently 28%), on amounts received pursuant to the merger. Backup withholding will not apply, however, to a holder who (1) furnishes a correct taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (2) provides a certification of foreign status on an appropriate Form W-8 or successor form, or (3) is otherwise exempt from backup withholding. If a holder does not provide its correct taxpayer identification number on IRS Form W-9 or a substantially similar form, the holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, generally are not an additional tax and may be refunded or credited against the holder's U.S. federal income tax liability, provided that the holder furnishes the required information to the IRS.

        The summary of material U.S. federal income tax consequences set forth above is intended to provide a general summary only and is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger. In addition, the summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. It does not address certain categories of holders of shares of common stock or holders of options to purchase common stock. Moreover, the summary does not address any non-income tax or any foreign, state, local or other tax consequences of the merger. The summary does not address the tax consequences of any transaction other than the merger. Accordingly, each ESSI shareholder is strongly urged to consult with his or her own tax advisor to determine the particular federal, state, local or foreign income, reporting or other tax consequences of the merger to that shareholder.

Accounting Treatment

        DRS will account for the merger under the "purchase" method of accounting in accordance with accounting principles generally accepted in the United States of America. Therefore, the total merger consideration paid by DRS, together with the direct costs of the merger, will be allocated to ESSI's assets acquired, including tangible and amortizable intangible assets, and liabilities assumed based on their fair values, with any excess being treated as goodwill. The assets, liabilities and results of operations of ESSI will be consolidated into the assets, liabilities and results of operations of DRS beginning with the closing date of the merger.

Listing of DRS Common Stock

        DRS will cause the shares of DRS common stock to be issued in the merger to be approved for listing on the NYSE upon the completion of the merger.

Dissenters' Rights of Appraisal

        Under Delaware law, holders of DRS common stock are not entitled to dissenters' appraisal rights in connection with the issuance of DRS common stock in the merger or in connection with the amendment of DRS's certificate of incorporation.

        Holders of ESSI common stock who do not vote in favor of approving the merger agreement and the transactions contemplated by the merger agreement and properly demand appraisal of their shares will be entitled to appraisal rights pursuant to the merger agreement under Section 351.455 of the MBCL, which is referred to as Section 351.455.

        The following discussion is not a complete discussion of the law pertaining to dissenters' rights of appraisal under Section 351.455 and is qualified in its entirety by the full text of Section 351.455, which is attached to this joint proxy statement/prospectus as Annex F. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that ESSI shareholders exercise their right to seek appraisal under Section 351.455. All references in Section 351.455 and in this summary to a "shareholder" are to the record holder of the shares of ESSI common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of ESSI common stock held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

        Each of ESSI's shareholders who elects to dissent from the merger and who follows the procedures set forth in Section 351.455 will be entitled to receive a payment in cash for his or her shares in lieu of any merger consideration. ESSI does not intend to send to its shareholders notifications of deadlines or other applicable dates under Missouri law with respect to dissenters' rights. Shareholders that receive cash upon exercise of dissenters' rights may recognize gain for federal income tax purposes.

        Shareholders who hold ESSI common stock on December 20, 2005, the record date for the special meeting of ESSI shareholders to consider and vote on the proposal to approve the merger agreement and the transactions contemplated by the merger agreement, may assert dissenters' rights only by complying with all of the following requirements:

  •
  ESSI shareholders asserting dissenters' rights must deliver to ESSI prior to or at the ESSI special meeting a written objection to the merger agreement. The objection should be delivered or mailed in time to arrive before the special meeting to Engineered Support Systems, Inc., 201 Evans Lane, St. Louis, Missouri 63121, Attention: Corporate Secretary. The written objections must be made in addition to, and separate from, any proxy or other vote against approval of the merger agreement. Neither a vote against, a failure to vote for, nor an abstention from voting will satisfy the requirement that a written objection be delivered by a shareholder to ESSI before the vote is taken. Unless a shareholder files the written objection as provided above, he or she will not have any dissenters' rights of appraisal;

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  The shareholder must not vote in favor of approval of the merger agreement; and

  •
  The shareholder must deliver to the combined company within 20 days after completion of the merger a written demand for payment of the fair value of his or her shares of ESSI common stock as of the day prior to the date of ESSI's special meeting. That demand must include a statement of the number of shares of ESSI common stock owned. The demand must be mailed or delivered to Engineered Support Systems, Inc., 201 Evans Lane, St. Louis, Missouri 63121, Attention: Corporate Secretary. Any shareholder who fails to make a written demand for payment within the 20-day period after the effective time of the merger will be presumed conclusively to have consented to the merger agreement and will be bound by its terms. Neither a vote against the merger agreement nor the written objection prior to the meeting referred above, standing alone, satisfies this written demand requirement.

        A beneficial owner of shares of ESSI common stock who is not the record owner of that common stock may not assert dissenters' rights. If the shares of ESSI common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, or by a nominee or are held in "street name" by a brokerage firm or bank, the written demand asserting dissenters' rights must be executed by the fiduciary, nominee, broker or bank. If the shares of the dissenting shareholder's common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner.

        If within 30 days after completion of the merger the value of a dissenting shareholder's shares of ESSI common stock is agreed upon between the shareholder and ESSI, ESSI will make payment to the shareholder within 90 days after the effective time, upon the shareholder's surrender of his or her certificates to ESSI. Upon payment of the agreed value, the dissenting shareholder will cease to have any interest in such shares.

        If the dissenting shareholder and ESSI do not agree on the fair value of the shares within 30 days after completion of the merger, the dissenting shareholder may, within 60 days after the expiration of the 30-day period, file a petition in St. Louis County Circuit Court asking for a finding and a determination of the fair value of the shares. The dissenting shareholder is entitled to judgment against ESSI for the amount of such fair value as of the day prior to the date on which such vote was taken approving the merger agreement, together with interest thereon to the date of judgment. The judgment is payable only upon and simultaneously with the surrender to ESSI of the certificates representing said shares. Upon payment of the judgment, the dissenting shareholder will cease to have any interest in such shares. Unless the dissenting shareholder files the petition within the 60-day period, the shareholder and all persons claiming under such shareholder will be presumed conclusively to have approved and ratified the merger agreement, and will be bound by the terms thereof.

        The right of a dissenting shareholder to be paid the fair value for his or her shares will cease if the shareholder fails to comply with the procedures of Section 351.455 or if the merger agreement is terminated for any reason.

        When a dissenting shareholder is entitled to a remedy under this procedure, that remedy will be the exclusive remedy of the shareholder with respect to the merger, except in the case of fraud or if the merger has not received proper authorization.

        Shareholders of ESSI considering demanding the purchase of their shares at fair value should keep in mind that the fair value of their shares determined under Section 351.455 could be more, the same or less than the merger consideration to which they are entitled to under the merger if they do not demand the purchase of their shares at fair value.

        The summary set forth above does not purport to be a complete statement of the provisions of Section 351.455 relating to the rights of dissenting shareholders and is qualified in its entirety by reference to Section 351.455, which is included as Annex F to this joint proxy statement/prospectus.

        Failure to follow the steps required by Section 351.455 for perfecting appraisal rights will result in the loss of these rights. Consequently, any shareholder intending to exercise appraisal rights is urged to review carefully the provisions set forth in Annex F and to consult with legal counsel so as to assure compliance with the required procedures.

Delisting and Deregistration of ESSI Common Stock

        If the merger is completed, ESSI common stock will be delisted from the Nasdaq and deregistered under the Exchange Act, and ESSI will no longer file periodic reports with the SEC.

Restrictions on Sales of Shares of DRS Common Stock Received in the Merger

        The shares of DRS common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares of DRS common stock issued to any person who is deemed to be an "affiliate" of ESSI under the Securities Act prior to the merger. Persons who may be deemed to be "affiliates" of ESSI prior to the merger include individuals or entities that control, are controlled by, or are under common control with ESSI prior to the merger, and may include officers and directors, as well as significant shareholders of ESSI prior to the merger. Affiliates of ESSI prior to the merger may not sell any of the shares of DRS common stock received by them in connection with the merger except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares;

  •
  an exemption under paragraph (d) of Rule 145 under the Securities Act; or

  •
  any other applicable exemption under the Securities Act.

        The DRS registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, does not cover the resale of shares of DRS common stock to be received by affiliates of ESSI in the merger.

THE MERGER AGREEMENT

        The following summary describes selected material provisions of the merger agreement, the text of which is included in this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that is important to you. You are encouraged to carefully read the merger agreement in its entirety.

        The text of the merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about DRS or ESSI. Such information can be found elsewhere in this document and in the public filings that DRS makes with the SEC, which are available without charge through the SEC's web site at http://www.sec.gov.

        The representations and warranties described below and included in the merger agreement were made by each of DRS and ESSI to the other. These representations and warranties were made as of specific dates and may be subject to important qualifications, limitations and supplemental information agreed to by DRS and ESSI in connection with negotiating the terms of the merger agreement. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating risk between DRS and ESSI rather than to establish matters as facts. The merger agreement is described in, and included as Annex A hereto, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding DRS, ESSI or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, and you should read the information provided elsewhere in this document and in the documents incorporated by reference into this document for information regarding DRS and ESSI and their respective businesses. See the sections entitled "Consolidated Financial Statements" and "Additional Information—Where You Can Find More Information" beginning on pages F-1 and 135, respectively, of this joint proxy statement/prospectus.

Structure of the Merger

        The merger agreement provides for the merger of ESSI with Maxco, a newly-formed and wholly-owned subsidiary of DRS. After the merger, ESSI will be the surviving corporation and a wholly-owned subsidiary of DRS.

Completion and Effectiveness of the Merger

        The closing of the merger will occur as soon as practicable after all of the conditions for completion of the merger contained in the merger agreement are satisfied or waived, unless the parties agree otherwise in writing (see the section entitled "—Conditions to Completion of the Merger" below). The merger will become effective upon the filing of the articles of merger with the Secretary of State of the State of Missouri.

        DRS and ESSI are working to complete the merger as quickly as practicable. However, we cannot predict the exact timing of the completion of the merger because it is subject to regulatory approvals and other conditions.

Merger Consideration

General

        At the effective time of the merger, each share of ESSI common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive a combination of cash and DRS common stock. For each of their shares of ESSI common stock, ESSI shareholders will be entitled to receive (1) $30.10 in cash and (2) a fractional portion of a share of DRS common stock equal to an exchange ratio as set forth in the merger agreement, which will be determined as follows:

(a) if the average closing sale price per share of DRS common stock on the NYSE composite transactions reporting system for each of the ten consecutive trading days ending with the second complete trading day prior to completion of the merger is $57.20 per share or greater, the exchange ratio shall be 0.2255; (b) if the average closing sale price per share of DRS common stock for each of the ten consecutive trading days ending with the second complete trading day prior to completion of the merger is less than $57.20 per share but greater than $46.80 per share, the exchange ratio shall be the quotient, calculated to the nearest one-ten thousandth, resulting from dividing $12.90 by the average closing sale price per share of DRS common stock for such ten trading days; and (c) if the average closing sale price per share of DRS common stock for each of the ten consecutive trading days ending with the second complete trading day prior to completion of the merger is $46.80 per share or less, the exchange ratio will be 0.2756. DRS will issue a maximum of approximately 12.8 million shares of DRS common stock and spend approximately $1.3 billion in cash in the merger based on the fully-diluted number of shares of ESSI common stock as of the ESSI record date.

Dissenters' Shares

        Shares of ESSI common stock held by any ESSI shareholder that properly demands payment for their shares in compliance with the dissenters' rights under Section 351.455 of the MBCL will not be converted into the right to receive the merger consideration. ESSI shareholders properly exercising dissenters' rights will be entitled to payment as further described above under "The Merger—Dissenters' Rights of Appraisal." However, if any ESSI shareholder fails to perfect or otherwise waives, withdraws or loses the right to receive payment under Section 351.455, then that ESSI shareholder will not be paid in accordance with Section 351.455, and the shares of ESSI common stock held by that ESSI shareholder will be exchangeable solely for the right to receive the merger consideration.

Exchange of ESSI Stock Certificates for DRS Stock Certificates

        Following the merger, DRS will cause the merger consideration to be provided to the exchange agent. The exchange agent will distribute the merger consideration to ESSI shareholders who have surrendered their ESSI common stock certificates in accordance with the instructions to be sent to each ESSI shareholder by the exchange agent. An exchange agent retained by DRS for the merger will handle the exchange of shares of ESSI common stock for the merger consideration, including the payment of cash for fractional shares.

        Only those holders of ESSI common stock who properly surrender their ESSI stock certificates in accordance with the exchange agent's instructions will receive:

  •
  a certificate (or evidence of shares in book-entry form) representing the number of whole shares of DRS common stock, and payment of the cash consideration into which the ESSI stock certificate has been converted,

  •
  cash in lieu of any fractional share of DRS common stock, and

  •
  dividends or other distributions on DRS common stock with record dates after the effective time of the merger, if any.

After the effective time of the merger, each certificate representing shares of ESSI common stock that has not been surrendered will represent only the right to receive upon surrender of that certificate each of the items listed in the preceding sentence. No interest will be paid or will accrue on the cash payable upon surrender of the certificate(s). Following completion of the merger, ESSI will not register any transfers of ESSI common stock outstanding on its stock transfer books prior to the merger.

        As soon as reasonably practicable after the effective time of the merger, the exchange agent will mail a letter of transmittal and instructions for surrendering the certificates representing shares of ESSI common stock for merger consideration to each record holder of shares of ESSI common stock. Upon surrender of certificates representing shares of ESSI common stock for cancellation, together with an executed letter of transmittal, to the exchange agent, the holder of those certificates will be entitled to receive the appropriate merger consideration. The surrendered certificates representing ESSI common stock will be cancelled.

Treatment of Stock Options

        The merger agreement provides that at the time of the completion of the merger, all unexercised options to acquire ESSI common stock will be cancelled in exchange for the same consideration paid to ESSI shareholders for shares of ESSI common stock, reduced by the applicable exercise price. The merger consideration for each share of ESSI common stock, which includes the cash payment of $30.10 and a fraction of a share of DRS common stock, will be reduced ratably by the exercise price of the unexercised options in the same proportion that the value of the cash and fraction of a share of DRS common stock bear to each other.

        The cash portion of the merger consideration payable in respect of an unexercised option to acquire ESSI common stock will equal the positive difference, if any, between the total cash portion of the merger consideration payable in respect of the ESSI shares issuable upon exercise of the option, less an amount of the exercise price attributable to the cash portion of the merger consideration. The total cash portion of the merger consideration payable in respect of a particular option to acquire ESSI common stock (before any reduction in respect of the exercise price) will equal $30.10, multiplied by the number of shares of ESSI common stock subject to a particular option. The cash payment to the optionee will then be reduced by a portion of the exercise price of the option. The portion of the exercise price attributable to the cash payment of merger consideration will equal the total exercise price of an option to acquire ESSI common stock, multiplied by the percentage the cash payment bears to the total merger consideration to be paid in respect of a share of ESSI common stock. The total exercise price of an option to acquire ESSI common stock equals the exercise price per share of ESSI common stock multiplied by the number of shares of ESSI common stock subject to a particular option.

        The fraction of a share of DRS common stock payable in respect of an unexercised option to acquire ESSI common stock will equal the positive difference, if any, between the total number of shares of DRS common stock issuable in respect of the ESSI shares issuable upon exercise of the option, less the portion of the exercise price attributable to the stock portion of the merger consideration. The total number of shares of DRS common stock issuable in respect of a particular option to acquire ESSI common stock (before any reduction in respect of the exercise price) will equal the number of shares of ESSI common stock subject to a particular option, multiplied by the exchange ratio. The total number of shares of DRS common stock will then be reduced by a portion of the total exercise price of such option to acquire ESSI common stock. The amount of the exercise price attributable to the stock portion of the merger consideration will equal the total exercise price of the option less the amount of the exercise price attributable to the cash portion of the merger consideration, divided by the average per-share closing price of DRS common stock on the effective date of the merger. The total exercise price of an option to acquire ESSI common stock equals the exercise price per share of ESSI common stock multiplied by the number of shares of ESSI common stock subject to a particular option. The exact amount of the merger consideration payable in respect of an option, and the reduction applicable to the cash payment and DRS common stock components will depend on the market price of DRS common stock and the exercise price of the unexercised option.

Fractional Shares

        DRS will not issue fractional shares of DRS common stock in the merger. Instead, each holder of shares of ESSI common stock who would otherwise be entitled to receive fractional shares of DRS common stock in the merger will be entitled to an amount of cash, without interest, equal to the product of the amount of the fractional share interest in a share of DRS common stock to which that shareholder would otherwise be entitled by an amount equal to the average of the closing sale prices for a share of DRS common stock on the NYSE composite transactions reporting system, as reported in The Wall Street Journal, for the five consecutive trading days ending on (and including) the trading day immediately preceding the effective time of the merger.

Termination of Exchange Fund

        Six months after the effective time of the merger, DRS may require the exchange agent to deliver to DRS all cash and shares of DRS common stock remaining in the exchange fund. Thereafter, ESSI shareholders must look only to DRS for payment of the merger consideration on their shares of ESSI common stock.

No Liability

        None of DRS, ESSI or the exchange agent will be liable to any holder of a certificate representing shares of ESSI common stock for any amount properly delivered to a public official under any applicable abandoned property, escheat or similar law.

Distributions with Respect to Unexchanged Shares

        Holders of ESSI common stock are not entitled to receive any dividends or other distributions on DRS common stock until the merger is completed. After the merger is completed, holders of ESSI common stock certificates will be entitled to dividends and other distributions declared or made after completion of the merger with respect to the number of whole shares of DRS common stock to which they are entitled upon exchange of their ESSI stock certificates, but they will not be paid any dividends or other distributions on DRS common stock until they surrender their ESSI stock certificates to the exchange agent in accordance with the exchange agent's instructions.

Transfers of Ownership

        In the event of a transfer of ownership of ESSI common stock that is not registered in the transfer records of ESSI, DRS will issue only merger consideration, cash in lieu of a fractional share and any dividends or distributions on DRS common stock that may be applicable to the holder of a surrendered ESSI stock certificate or certificates representing such transferred ESSI common stock if it is accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other taxes have been paid.

Conditions to Completion of the Merger

Conditions to Each Party's Obligation to Effect the Merger

        The obligations of DRS and ESSI to complete the merger are subject to the satisfaction or waiver, where permissible, of the following conditions:

  •
  the termination or expiration of any waiting period applicable to the consummation of the merger under the HSR Act must occur (which expiration occurred on November 14, 2005), and there must be no action by the Department of Justice or the FTC challenging or seeking to enjoin the merger (See "The Merger—Regulatory Approvals Required for the Merger" on page 71);

  •
  the merger agreement and the transactions contemplated by merger agreement must be approved by the holders of at least two-thirds of the outstanding ESSI common stock entitled to vote on the proposal;

  •
  the proposal to approve the issuance of DRS common stock in the merger must receive the affirmative vote of the holders of a majority of shares of DRS common stock cast on such proposal, in person or by proxy, provided that the total votes cast on the proposal represent over 50% of the outstanding shares of DRS common stock entitled to vote on the proposal;

  •
  the registration statement (of which this joint proxy statement/prospectus is a part) must have been declared effective, and there must be no stop order suspending its effectiveness and there must be no proceeding for that purpose initiated or threatened in writing by the SEC;

  •
  the DRS common stock to be issued in connection with the merger must have been approved for listing on the NYSE subject to official notice of issuance;

  •
  there must not be any injunction, judgment or other order issued, or any law enacted, which prohibits or has the effect of prohibiting the merger or makes the merger illegal; and

  •
  all other authorizations, consents, waivers, orders or approvals, declarations or filings with, or expirations of waiting periods imposed by government agencies must have been received, filed or occurred, if the failure to do so would have a material adverse effect on ESSI.

Conditions to Obligations of DRS and Maxco to Effect the Merger

        The obligations of DRS and Maxco to complete the merger depend upon the following additional conditions being fulfilled:

  •
  each of the representations and warranties of ESSI must be true and correct in all material respects as of September 21, 2005 and as of the effective time of the merger, without regard to materiality or material adverse effect qualifiers;

  •
  ESSI and its subsidiaries must have performed, in all material respects, all of their obligations under the merger agreement at or prior to the effective time of the merger agreement;

  •
  from September 21, 2005 to the effective time, there must be no event, development or state of fact that has or could reasonably be expected to have a material adverse effect on ESSI; and

  •
  ESSI must have obtained the consent of each person whose consent is required in connection with the merger agreement, and ESSI must not modify the terms of any contract specified in the merger agreement or make payments to third parties in excess of $150,000 in the aggregate in order to receive such consents, without the consent of DRS.

Conditions to Obligation of ESSI to Effect the Merger

        The obligation of ESSI to complete the merger depends on the following additional conditions being fulfilled:

  •
  each of the representations and warranties of DRS and Maxco must be true and correct in all material respects as of September 21, 2005 and as of the effective time of the merger, without regard to materiality or material adverse effect qualifiers;

  •
  DRS and Maxco must have performed in all material respects all of their obligations under the merger agreement at or prior to the effective time of the merger agreement; and

  •
  from September 21, 2005 to the effective time, there must be no event, development or state of fact that has or could reasonably be expected to have a material adverse effect on DRS.

        With respect to the merger agreement, the term "material adverse effect" means

  •
  with respect to DRS, any change or effect that would reasonably be expected to be materially adverse to the business, results of operations, assets, liabilities or financial condition of DRS and its subsidiaries, taken as a whole, or any event, matter, condition or effect which precludes or delays or would reasonably be expected to preclude or delay DRS from materially performing its material obligations under the merger agreement; and

  •
  with respect to ESSI, any change or effect that would reasonably be expected to be materially adverse to the business, results of operations, assets, liabilities, financial condition, or reputation of ESSI and its subsidiaries, taken as a whole, including any material worsening with respect to any matter disclosed in ESSI's disclosure schedule; or any event, matter, condition or effect which precludes or delays or would reasonably be expected to preclude or delay ESSI from materially performing its material obligations under the merger agreement.

        In determining whether there has been a material adverse effect, the merger agreement disregards any adverse effect from the taking of any action permitted or required by the merger agreement or the announcement or pendency of the merger; or changes or conditions affecting the industry in which DRS, ESSI or their respective subsidiaries operate, so long as such changes do not disproportionately affect DRS, ESSI or their respective subsidiaries.

Representations and Warranties

        The merger agreement contains customary representations and warranties of DRS and ESSI, which are subject to materiality and knowledge qualifications in many respects, and expire at the effective time of the merger. The representations and warranties contained in the merger agreement relate to, among other things: corporate organization and qualification; capitalization; corporate power and authority; stockholder approval with respect to the merger agreement; the absence of conflicts and required filings and consents; compliance with the law; SEC filings, financial statements and undisclosed liabilities; the absence of litigation; unlawful business practices; information supplied for inclusion in this joint proxy statement/prospectus; and full disclosure in the merger agreement.

        ESSI made additional representations and warranties regarding its articles of incorporation; affiliate transactions; the absence of certain changes or events since October 31, 2004; employee benefit plans; labor and other employment matters; real property and title to assets; intellectual property; taxes; environmental matters; contracts specified in the merger agreement; government contracts; suspension or debarment from bidding on government contracts; loss contracts and backlog; customers, distributors and suppliers; insurance; board approval and votes required; the opinion of its financial advisor; brokers used in connection with the merger agreement; and export licenses and agreements.

        The merger agreement also contains additional representations and warranties of DRS relating to the ownership and activities of Maxco; its ownership of ESSI common stock; and the availability of funds necessary to pay the merger consideration upon completion of the merger.

ESSI Prohibited from Soliciting Other Offers

        None of ESSI, its subsidiaries, officers, directors, employees, agents or representatives (including any investment banker, attorney or accountant retained by ESSI or its subsidiaries) may initiate, solicit, or knowingly encourage, directly or indirectly, any inquiries or the making or implementation of any of the following inquiries, offers or proposals involving ESSI, each referred to in the merger agreement as an "alternative proposal:"

  •
  any merger, consolidation, share exchange, recapitalization, liquidation, dissolution, business combination or similar transaction;

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the consolidated assets of ESSI and its subsidiaries taken as a whole;

  •
  any tender offer (including a self-tender offer) or exchange offer that would result in any person, entity or group beneficially owning 20% or more of a class of equity securities of ESSI or any subsidiary, or the filing of a registration statement under the Securities Act in connection with such offer;

  •
  any acquisition of 20% or more of the outstanding shares of stock of ESSI or the filing of a registration in connection with such an acquisition; or

  •
  any other acquisition or disposition that would prevent or materially diminish the benefits of the merger to DRS.

        The merger agreement, however, permits ESSI, prior to the ESSI shareholders' approval of the merger agreement, to participate in discussions or negotiations with, to provide confidential information or data to or to afford access to the properties, books or records of ESSI or its subsidiaries to any person who has made, in the good faith judgment of the ESSI board after consultation with their financial advisors, a bona fide, written alternative proposal that would reasonably be expected to result in a "superior proposal" (as discussed below) if the following conditions are met:

  •
  the alternative proposal was not initiated, solicited or knowingly encouraged by ESSI, its subsidiaries or their agents in violation of their non-solicitation obligations under the merger agreement;

  •
  ESSI has complied with the no-solicitation provisions of the merger agreement;

  •
  the ESSI board determines in good faith that the failure to participate in discussions or negotiations, provide confidential information or data or afford access, would result in the breach of its fiduciary duty under applicable law; and

  •
  a copy of all information given to the party making the alternative proposal is delivered simultaneously to DRS, if it has not previously been furnished or made available to DRS.

        The merger agreement also permits ESSI to disclose certain information to its shareholders regarding an alternative proposal, if such disclosure is required under the Exchange Act, or, if the ESSI board determines in good faith, after consultation with outside legal counsel, that failure to disclose such information would result in a breach of its fiduciary duty under applicable law.

        The merger agreement provides that ESSI generally may not withdraw, modify or fail to make its approval or recommendation of the merger. In addition, ESSI may not approve or recommend any alternative proposal, take any action to render the provisions of any anti-takeover statute inapplicable to any third party, or cause ESSI to accept any alternative proposal. However, before ESSI's shareholders approve the merger agreement, ESSI may take any of these actions if there is an alternative proposal that is a superior proposal and the ESSI board determines in good faith, after consultation with outside legal counsel, that failure to accept the superior proposal would result in a breach of its fiduciary duty under applicable law. Moreover, ESSI must have provided DRS with two business days' notice that it has received a superior proposal that it intends to accept, and for not less than two business days following receipt by DRS of such notice, ESSI must negotiate in good faith with DRS to revise the merger agreement so that the superior proposal is no longer superior to the agreement between DRS and ESSI. If such negotiations fail, ESSI may terminate the merger agreement and pay DRS a $60.0 million termination fee, and up to $10.0 million for expenses of DRS incurred in connection with the proposed transaction, if it elects to enter into a transaction that is a superior proposal. See "—Termination" and "—Fees and Liquidated Damages" below.

        The merger agreement defines a "superior proposal" as a proposal to acquire all of ESSI's stock or all or substantially all of ESSI's assets that the ESSI board of directors determines in good faith, after consulting with its financial advisor, is more favorable to ESSI and its shareholders from a financial point of view than the merger agreement, taking into account at the time of determination the ability of the person making the proposal to complete the transaction.

        ESSI is required to promptly advise DRS if it receives any alternative proposal or a request for information involving an alternative proposal. ESSI is obligated to keep DRS informed of all material developments affecting the status and terms of any alternative proposals or the status of any such discussions or negotiations.

Conduct of Business Before Completion of the Merger

        ESSI has agreed that until the effective time of the merger it will, and will cause each of its subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice, use its commercially reasonable efforts to preserve intact its business organizations and goodwill and to keep available the services of its officers, employees and consultants and maintain a satisfactory relationship with those who have business relationships with them. ESSI promptly must notify DRS of breaches of its representations and warranties in the merger agreement or the occurrence of an event that would make a representation or warranty no longer true. In addition, ESSI promptly must deliver to DRS copies of items filed with the SEC and must pay all taxes when due. Subject to certain exceptions, the merger agreement expressly restricts the ability of ESSI, without DRS's prior written consent (which cannot be unreasonably withheld or delayed), to:

  •
  amend or otherwise change ESSI's articles of incorporation or bylaws;

  •
  offer, issue, sell or pledge any shares of its capital stock or other ownership interest in ESSI (or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of stock, ownership interest or convertible or exchangeable securities); except upon the exercise of ESSI stock options outstanding before the merger agreement was executed and up to 2,500 shares of ESSI common stock issuable under ESSI's Stock Purchase Plan for Non-Employee Directors;

  •
  split its stock or otherwise change ESSI's capitalization after September 21, 2005;

  •
  grant, confer or award any option, warrant, convertible security or other right to acquire shares of ESSI common stock;

  •
  declare, set aside, make or pay any dividend or other payment with respect to shares of its capital stock or other ownership interests;

  •
  redeem, purchase or otherwise acquire its own stock or other interests, or any outstanding options, warrants or other rights to acquire ESSI common stock or interests;

  •
  sell, lease, encumber or otherwise dispose of its property or assets except in the ordinary course of business;

  •
  acquire any entity or assets other than in the ordinary course of business;

  •
  incur any debt except for working capital and for the purchase of capital equipment in the ordinary course of business;

  •
  assume or guarantee any debt except for a subsidiary;

  •
  make or forgive loans, advances or investments, other than certain loans to officers and directors in the ordinary course of business consistent with past practice;

  •
  increase compensation or benefits payable to directors, officers or employees except for payment of bonuses not to exceed disclosed amounts or wages of non-officer employees in the ordinary course of business consistent with past practice or pursuant to existing employment agreements;

  •
  generally take action with respect to any collective bargaining agreement or employee benefit plans;

  •
  effect any reorganization or recapitalization;

  •
  take action with respect to the disposition of claims, liabilities, obligations or litigation in excess of $250,000 individually or $500,000 in the aggregate, other than payments made in the ordinary course of business;

  •
  cancel indebtedness of $50,000 individually or $500,000 in the aggregate;

  •
  prevent, delay or materially delay the ability of ESSI, DRS or Maxco to consummate the merger, or cause any of the conditions to the merger not to be satisfied;

  •
  take action with respect to various tax matters; or

  •
  agree to take any of the actions listed above.

Stockholders Meetings

        The merger agreement requires DRS to call and hold a meeting of its stockholders to approve the issuance of DRS common stock in connection with the merger and requires ESSI to call and hold a meeting of its shareholders to approve the merger agreement and the transactions contemplated by the merger agreement. Additionally, subject to fiduciary duty considerations, ESSI has agreed that its board of directors will recommend that ESSI's shareholders vote in favor of approval of the merger agreement and the transactions contemplated by the merger agreement, and take all reasonable and lawful action to solicit and obtain such approval. See "—ESSI Prohibited from Soliciting Other Offers" above.

Joint Proxy Statement and Registration Statement

        DRS and ESSI have agreed to prepare and file the joint proxy statement contained in this joint proxy statement/prospectus with the SEC with respect to each party's stockholders meeting to be held in connection with the merger agreement. In addition, DRS has agreed to prepare and file the registration statement of which this joint proxy statement/prospectus is a part, to register under the Securities Act of the DRS common stock to be issued in connection with the merger. DRS and ESSI have further agreed to promptly notify the other party of the receipt of any comments from the SEC with respect to this joint proxy statement/prospectus, and to use its reasonable best efforts to respond promptly to all comments of and requests by the SEC, after consultation with the other party, and to cause the registration statement of which this joint proxy statement/prospectus is a part to become effective as promptly as practicable. DRS has further agreed to take all action required under applicable state or federal securities laws in connection with the registration statement. After the registration statement becomes effective, both DRS and ESSI have agreed to mail the joint proxy statement/prospectus (and any amendment or supplement thereto) to their respective stockholders.

Antitrust Approval; Further Action

        Each of the parties to the merger agreement has agreed to use reasonable efforts to cooperate with one another in determining which filings are required to be made before the effective time of the merger, which governmental approvals and authorizations are required in connection with the merger agreement, and to use all reasonable efforts to consummate and make effective the transactions contemplated by the merger agreement. Specifically, DRS and ESSI have agreed to provide all necessary information and to make all filings required by governmental entities, including pursuant to the HSR Act. DRS and its subsidiaries, however, are under no obligation to agree or commit to divest, hold separate, offer for sale, abandon, limit its operation of or take any similar action with respect to any material assets or any material business in connection with or as a condition to receiving any governmental consent or approval, including the HSR Act. The applicable waiting period under the HSR Act expired on November 14, 2005.

Access to Information

        Subject to applicable laws relating to the exchange of information, each party has agreed to, and to cause its subsidiaries to, provide the other party's officers, employees, accountants, counsel and other representatives reasonable access to all of such party's properties, books, records and to such party's management.

        Each party has agreed to hold in confidence all information that it receives from the other party in connection with the merger and the merger agreement. The parties have entered into a confidentiality agreement governing their rights and obligations with respect to such confidential treatment.

Publicity

        Each of the parties to the merger agreement has agreed that, except as required by law or listing agreement with any securities exchange, no party will make any public announcement regarding the merger agreement without the prior written consent of the other parties, which will not be unreasonably withheld.

Directors' and Officers' Insurance; Indemnification

        The merger agreement provides that, following the effective time of the merger, DRS and the surviving corporation will, to the fullest extent permitted by law, indemnify persons who were ESSI directors or officers before the merger and who suffer liabilities or losses from any claim, proceeding, action, suit or investigation arising out of or pertaining to the fact that the person was an ESSI director or officer and pertaining to matters existing or occurring prior to the effective time of the merger, so long as such person is, or has been, acting within the scope of such person's employment or fiduciary duties. Following the effective time of the merger, the surviving corporation's articles of incorporation and bylaws will contain exculpation, indemnification and expense advancement provisions relating to current and former directors and officers, so long as such person is, or has been, acting within the scope of such person's employment or fiduciary duties, no less favorable than those set forth in ESSI's current articles of incorporation and bylaws, and such provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of those individuals. The merger agreement further requires that, for a minimum of six years following the effective time of the merger, the surviving corporation maintain coverage under a directors' and officers' liability insurance policy under terms and conditions no less advantageous to the directors and officers than the liability insurance policy that ESSI maintained for its directors and officers prior to the merger. DRS will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 150% of the most recent annual premiums paid by ESSI prior to the date of the merger agreement. These agreements regarding insurance and indemnification are enforceable by the directors and officers of ESSI and are binding on the successors and assigns of DRS and the surviving corporation.

Employee Matters

        For at least one year following the effective time of the merger, DRS will provide, or cause the surviving corporation to provide, ESSI employees with benefits that are similar, in the aggregate, to those provided by ESSI prior to the effective time of the merger. DRS also will provide ESSI employees with credit for their service with ESSI for purposes of eligibility and vesting under employee benefit plans maintained by DRS (except as would result in a duplication of benefits or cause DRS to pay for benefits that relate to periods prior to the effective time of the merger). DRS will waive any waiting periods or limitations for pre-existing conditions under its employee benefit plans and ensure that employees are given credit for any amounts paid on or prior to the effective time of the merger toward deductibles, coinsurance and out-of-pocket limits. ESSI will terminate all of its 401(k) plans at least one day before the effective time of the merger, and has terminated its employee stock purchase plan.

Supplemental Disclosure

        Each party has agreed to give prompt notice to the other party of any event that would be likely to cause any representation or warranty in the merger agreement to become untrue or inaccurate or any covenant, condition or agreement to become unsatisfied.

Stock Exchange Listing

        DRS has agreed to cause the shares of DRS common stock to be issued in connection with the merger approved for listing on the NYSE.

Payment of Bank Debt

        At the closing, DRS will cause to be paid all amounts due and payable under ESSI's credit agreement, dated January 27, 2005, and the loan documents referred to in the credit agreement, and will cause the termination of such credit agreement.

DRS Financing

        DRS and Maxco must use their reasonable commercial efforts to obtain the financing required for the consummation of the merger and to satisfy all conditions to funding.

        To the extent that any portion of the financing contemplated by the commitment letter obtained by DRS is not available or DRS determines to obtain alternative financing for the merger, DRS and Maxco must use reasonable commercial efforts to arrange for alternative financing for the merger. ESSI must use reasonable efforts to provide DRS with such information, including financial statement information and access to ESSI's independent accountants, regarding ESSI as may be reasonably requested by DRS in connection with its financing of the transactions contemplated by the merger agreement and to assist DRS in any reasonable way to arrange the financing.

        DRS may terminate the merger agreement if the financing contemplated by the merger agreement is not available on substantially the terms expected, or on other terms reasonably acceptable to DRS, but DRS will not have the right to terminate for this reason if its failure to fulfill its obligations to obtain financing is the cause of the failure of financing to become available. ESSI may terminate the merger agreement if DRS's financing contemplated in the merger agreement is not available and DRS fails to obtain substitute financing within 20 business days of advising ESSI of the unavailability of such financing or substitute financing. Under the merger agreement, under certain circumstances DRS must pay ESSI $20.0 million in liquidation damages upon such termination by DRS or ESSI (see "—Termination" below).

Termination

        The merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger by mutual written consent of DRS and ESSI. Both parties have additional termination rights under the agreement, as well.

Termination by DRS or ESSI

        Either DRS or ESSI may terminate the merger agreement at any time before the effective time of the merger if:

  •
  the merger is not consummated on or before June 30, 2006, unless the party seeking to terminate the merger agreement has caused the failure of the merger to be consummated by failing to perform any of its obligations under the merger agreement;

  •
  there is any statute, law, rule or regulation that would make the merger illegal or prohibited, or if any U.S. governmental authority or any other government authority has issued an order, decree or ruling or taken another action permanently restraining, enjoining or otherwise prohibiting the offer or the merger that has become final and non-appealable;

  •
  the ESSI board of directors authorizes ESSI to enter into an agreement with respect to a superior proposal;

  •
  the ESSI shareholders fail to approve the merger agreement and the transactions contemplated by the merger agreement (unless such party seeking termination was the cause of the ESSI shareholders' failure to adopt and approve); or

  •
  the DRS stockholders fail to approve the issuance of DRS common stock in connection with the merger (unless such party seeking termination was the cause of the DRS stockholders' failure to approve).

Termination by DRS

        DRS may terminate the merger agreement at any time before the effective time of the merger if:

  •
  the ESSI board of directors fails to recommend, withdraws or modifies its recommendation to the shareholders of ESSI in a manner adverse to DRS or Maxco or fails to recommend against a third party's takeover proposal (see "—ESSI Prohibited From Soliciting Other Offers" above);

  •
  any representations or warranties of ESSI are not true and correct in all material respects as of September 21, 2005 and at the effective time of the merger and have not been cured within 15 days following written notice;

  •
  ESSI has not satisfied its covenants in all material respects, and ESSI's breach of its covenants has not been cured within 15 days following written notice;

  •
  if any governmental agency enters an injunction or decree that restrains or otherwise interferes with the merger, limits the ability of DRS or Maxco to hold or acquire assets, or limits or prohibits any material business activity of DRS or Maxco; or

  •
  if the financing contemplated by the commitment letter with Bear Stearns has not become available on substantially the terms expected, or on other terms reasonably acceptable to DRS, but DRS will not have the right to terminate under this provision if its failure to fulfill its obligations to obtain financing is the cause of the failure of financing to become available.

Termination by ESSI

        ESSI may terminate the merger agreement at any time before the effective time of the merger if:

  •
  any representations or warranties of DRS or Maxco are not true and correct in all material respects as of September 21, 2005 and at the effective time of the merger and have not been cured within 15 days following written notice;

  •
  DRS has not satisfied its covenants in all material respects, and DRS's breach of its covenants has not been cured within 15 days following written notice; or

  •
  ESSI is advised that the required financing is not available under the commitment letter provided to DRS or otherwise, and DRS has failed to arrange substitute financing within 20 business days.

Effect of Termination

        If the merger agreement is terminated as described above, all obligations of the parties under the agreement will be null and void, except as to confidentiality, publicity, fees and expenses (including the termination fee and expense reimbursement described in the following section) and governing law.

Fees and Liquidated Damages

        ESSI is required to pay DRS a termination fee of $60.0 million if:

  •
  DRS or ESSI terminates the merger agreement because ESSI's board of directors authorizes ESSI to enter into a definitive acquisition agreement with respect to a superior proposal;

  •
  the ESSI board of directors fails to recommend, withdraws or modifies its recommendation to the shareholders of ESSI in a manner adverse to DRS or Maxco or fails to recommend against a third party's takeover proposal; or

  •
  either DRS or ESSI terminates the merger agreement because (1) the closing of the merger does not occur by June 30, 2006, or (2) ESSI's shareholders do not approve the merger agreement and the transactions contemplated by the merger agreement, and an alternative proposal with respect to ESSI was announced before such termination and any merger or extraordinary transaction is consummated or entered into by ESSI within twelve months following the termination.

In addition to the $60.0 million termination fee, if the merger agreement is terminated for any of the foregoing reasons, ESSI also must pay all costs and expenses incurred by DRS or Maxco in connection with the transactions contemplated by the merger agreement, up to a maximum of $10.0 million in the aggregate.

        Under certain circumstances, DRS is required to pay ESSI liquidated damages of $20.0 million if (1) DRS terminates the merger agreement because the financing contemplated by the merger agreement is not available on substantially the terms and conditions identified in the commitment letter, or on other terms or through other arrangements reasonably acceptable to DRS, or (2) ESSI terminates the merger agreement 20 business days after having been advised by DRS that financing is not available under the commitment letter provided to DRS or otherwise.

        All other fees and expenses shall be paid by the party incurring the fees or expenses, except that DRS and Maxco will pay the exchange agent's fees in connection with the exchange of the merger consideration for the stock certificates of ESSI shareholders.

Amendment and Waiver

        The merger agreement may be amended by the written agreement of DRS and ESSI at any time before the effective time of the merger, whether before or after the adoption of the merger agreement and the transactions contemplated by the merger agreement by ESSI's shareholders and whether before or after the authorization and approval of the stockholders of DRS regarding the issuance of DRS common stock in connection with the merger agreement. Following the votes by the stockholders of ESSI and DRS, however, no amendment of the merger agreement shall be made which requires further approval of the stockholders of either DRS or ESSI without such further approval by the stockholders.

Extension and Waiver

        At any time before the effective time of the merger, DRS or ESSI may:

  •
  extend the time of performance of any of the obligations or other acts of the other parties pursuant to the merger agreement;

  •
  waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

  •
  waive compliance with any of the agreements or conditions contained in the merger agreement which may be legally waived.

        Any extension or waiver will be valid only if set forth in writing and signed by the party granting the waiver.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The unaudited pro forma condensed combined financial statement information set forth below is presented to reflect the pro forma effects of the following transactions as if they occurred on the dates indicated:

  •
  The proposed merger of a wholly-owned subsidiary of DRS into ESSI in exchange for cash and DRS common stock for an estimated aggregate purchase price of $1.9 billion, including merger-related fees;

  •
  DRS's anticipated offering of $950.0 million of a combination of senior notes, senior subordinated notes and senior convertible notes, and the anticipated concurrent amending and restating of DRS's existing $411.0 million senior secured credit facility, which is referred to as the original credit facility. The amended and restated credit facility is expected to consist of a $350.0 million revolving credit facility and a $300.0 million term loan provided for under the commitment letter issued by Bear Stearns and Wachovia for a $706.9 senior secured credit facility. DRS intends to use the proceeds from the issuance of the notes, together with initial borrowings under its amended and restated senior secured credit facility, to fund the acquisition of ESSI, to repay certain of DRS's and ESSI's outstanding indebtedness, and to pay related fees and expenses;

  •
  DRS's December 23, 2004 issuance of $200.0 million Senior Subordinated notes, which are referred to as the DRS notes;

  •
  DRS's December 14, 2004 acquisition of NVEC and Affiliate; and

  •
  ESSI's February 1, 2005 acquisition of Spacelink and related financing.

        The unaudited pro forma condensed combined statement of earnings for the year ended March 31, 2005 gives effect to the merger and related financing, DRS's issuance of the DRS notes, DRS's acquisition of NVEC and Affiliate and ESSI's acquisition of Spacelink and related financing, as if those transactions occurred on April 1, 2004. The unaudited pro forma condensed combined statement of earnings for the six months ended September 30, 2005 gives effect to the merger and related financing as though the merger occurred on April 1, 2004. The results of operations of NVEC and Affiliate and Spacelink are included in the historical results of operations of DRS and ESSI, respectively, for the six-month periods included in the unaudited pro forma condensed combined statement of earnings for the six months ended September 30, 2005, because they were acquired on December 14, 2004, and February 1, 2005, respectively.

        The unaudited pro forma condensed combined balance sheet has been prepared as if the merger and its related financing had occurred on September 30, 2005. The balance sheet information for NVEC and Affiliate and Spacelink are included in the September 30, 2005 and July 31, 2005 historical balance sheets of DRS and ESSI, respectively, because these acquisitions were completed before September 30, 2005 and July 31, 2005.

        The merger will be accounted for under the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, ESSI's operating results will be included in DRS's operating results upon closing of the transaction. DRS's acquisition of NVEC and Affiliate and ESSI's acquisition of Spacelink also were accounted for under the purchase method of accounting and are included in the consolidated results of operations of DRS and ESSI, respectively, from their respective acquisition dates.

        The pro forma adjustments related to the merger are based on preliminary purchase price allocations. Actual adjustments will be based on analyses of fair values of acquired contracts, identifiable tangible and intangible assets, pensions and deferred tax assets and liabilities, and estimates of the useful lives of tangible and amortizable intangible assets, which will be completed after DRS obtains third-party appraisals, performs its own internal assessments and reviews all available data. Differences between the preliminary and final purchase price allocations could have a material impact on the accompanying unaudited pro forma condensed combined financial statement information and DRS's future results of operations and financial position. A final determination of the purchase price allocation, which cannot be made prior to completion of the merger, will be based upon actual tangible and identifiable intangible assets of ESSI that exist at the date of completion of the merger.

        While the issuance of the DRS notes is not directly related to the merger and related financing, the presentation of the pro forma effect of the DRS notes issuance on the year ended March 31, 2005 is considered to be material to the understanding of the interest costs of the combined company. The interest and related expenses associated with the issuance of the DRS notes are included in the historical results of operations of DRS for the six-month period included in the unaudited pro forma condensed combined statement of earnings for the six months ended September 30, 2005, because the DRS notes were issued on December 23, 2004.

        The unaudited pro forma condensed combined financial statement information is based on, and should be read together with, (1) DRS's consolidated financial statements as of and for the year ended March 31, 2005, and DRS's unaudited consolidated financial statements as of and for the three and six months ended September 30, 2005, which are incorporated by reference in this joint proxy statement/prospectus; and (2) ESSI's historical consolidated financial statements as of and for the year ended October 31, 2004, and ESSI's unaudited consolidated financial statements as of and for the nine months ended July 31, 2005, included elsewhere in this joint proxy statement/prospectus. The historical statement of earnings data for the Spacelink acquisition is based on financial statements included elsewhere in this joint proxy statement/prospectus. The historical statement of earnings data for the NVEC and Affiliate acquisition is based on their unaudited combined financial statements incorporated by reference into this joint proxy statement/prospectus.

        The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the merger and its related financing, DRS's acquisition of NVEC and Affiliate, and ESSI's acquisition of Spacelink and related financing occurred on April 1, 2004, or of the results of operations that may be attained by the combined entities in the future.

DRS Technologies, Inc.
Unaudited Pro Forma
Condensed Combined Statement of Earnings
Year Ended March 31, 2005
(in thousands, except per share data)

	Historical DRS(2)	DRS Notes Adjustment		Adjusted DRS	Pro Forma ESSI(3)	Merger Adjustments		Merger Pro Forma	NVEC and Affiliate Pro Forma(4)	DRS Pro Forma
Revenues	$1,308,600	$—		$1,308,600	$1,015,520	$(5,948	)(7)	$2,318,172	$70,302	$2,388,474
Costs and expenses	1,165,468	—		1,165,468	876,664	4,356	(7)	2,046,488	48,804	2,095,292

Operating income	143,132	—		143,132	138,856	(10,304)		271,684	21,498	293,182
Interest income	2,460	—		2,460	589	(2,460	)(9)	589	11	600
Interest and related expenses	39,750	9,569	(23)	49,319	5,004	71,027	(8)	125,350	—	125,350
Other expense, net	719	—		719	—	—		719	—	719

Earnings from continuing operations before minority interest and income taxes	105,123	(9,569)		95,554	134,441	(83,791)		146,204	21,509	167,713
Minority interest	2,155	—		2,155	—	—		2,155	—	2,155

Earnings from continuing operations before income taxes	102,968	(9,569)		93,399	134,441	(83,791)		144,049	21,509	165,558
Income taxes	44,842	(3,828	)(10)	41,014	51,047	(33,516	)(10)	58,545	8,604	67,149

Earnings from continuing operations	$58,126	$(5,741)		$52,385	$83,394	$(50,275)		$85,504	$12,905	$98,409

Earnings from continuing operations per share data
Basic	$2.15									$2.51
Diluted	$2.09									$2.46
Weighted average number of shares of common stock outstanding
Basic	27,096					12,103	(11)			39,199
Diluted	27,833					12,103	(11)			39,936

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statement Information.

DRS Technologies, Inc.
Unaudited Pro Forma
Condensed Combined Statement of Earnings
Six Months Ended September 30, 2005
(in thousands, except per share data)

	Historical DRS(5)	"Adapted" ESSI(6)	Merger Adjustments		DRS Pro Forma
Revenues	$700,389	$522,503	$(5,240	)(7)	$1,217,652
Costs and expenses	626,754	452,144	1,455	(7)	1,080,353

Operating income	73,635	70,359	(6,695)		137,299
Interest income	3,945	376	(3,945	)(9)	376
Interest and related expenses	24,501	1,933	35,447	(8)	61,881
Other expense, net	312	—	—		312

Earnings from continuing operations before minority interest and income taxes	52,767	68,802	(46,087)		75,482
Minority interest	1,082	—	—		1,082

Earnings from continuing operations before income taxes	51,685	68,802	(46,087)		74,400
Income taxes	18,713	26,145	(18,435	)(10)	26,423

Earnings from continuing operations	$32,972	$42,657	$(27,652)		$47,977

Earnings from continuing operations per share
Basic	$1.20				$1.21
Diluted	$1.15				$1.18
Weighted average number of shares of common stock outstanding
Basic	27,578		12,103	(11)	39,681
Diluted	28,560		12,103	(11)	40,663

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statement Information.

DRS Technologies, Inc.
Unaudited Pro Forma
Condensed Combined Balance Sheet
As of September 30, 2005
(in thousands)

	Historical
			Merger Adjustments		DRS Pro Forma
	DRS(12)	ESSI(13)
Assets
Current assets
Cash and cash equivalents	$257,254	$12,027	$(249,300)	(14)	$19,981
Accounts receivable, net	238,474	155,036	54,000	(18)	447,510
Inventories, net	228,811	80,271	4,875	(7)	259,957
			(54,000)	(18)
Prepaid expenses and other current assets	50,360	13,612	—		63,972

Total current assets	774,899	260,946	(244,425)		791,420
Property, plant and equipment, net	144,062	52,719	—		196,781
Acquired intangible assets, net	101,953	54,699	(54,699)	(15)	401,953
			300,000	(1)
Goodwill	819,565	324,960	(324,960)	(15)	2,511,958
			1,692,393	(1)
Other assets	31,489	15,539	24,039	(16)	68,510
			(2,557)	(19)

Total assets	$1,871,968	$708,863	$1,389,791		$3,970,622

Liabilities and Stockholders' Equity
Current liabilities
Current installments of long-term debt	$2,600	$313	$640	(8)	$3,553
Short-term bank debt	—	86,000	(86,000)	(8)	—
Accounts payable	121,781	63,416	—		185,197
Accrued expenses and other current liabilities	260,188	67,186	1,000	(16)	313,638
			(11,790)	(20)
			(2,946)	(19)

Total current liabilities	384,569	216,915	(99,096)		502,388
Long-term debt, excluding current installments	705,775	1,946	1,233,778	(8)	1,941,499
Other liabilities	65,167	42,456	120,000	(7)	245,873
			18,250	(19)

Total liabilities	1,155,511	261,317	1,272,932		2,689,760

Commitments and contingencies
Stockholders' equity
Common stock	280	418	121	(21)	401
			(418)	(22)
Additional paid-in capital	486,862	201,406	566,309	(21)	1,053,171
			(201,406)	(22)
Retained earnings	231,223	263,605	(263,605)	(22)	229,198
			(1,425)	(17)
			(600)	(16)
Accumulated other comprehensive earnings (loss)	6,952	(17,883)	17,883	(22)	6,952
Unamortized stock compensation	(8,860)	—	—		(8,860)

Total stockholders' equity	716,457	447,546	116,859		1,280,862

Total liabilities and stockholders' equity	$1,871,968	$708,863	$1,389,791		$3,970,622

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statement Information.

DRS TECHNOLOGIES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENT INFORMATION

1.
Basis of Presentation

On September 21, 2005, DRS and ESSI entered into a merger agreement pursuant to which Maxco, a wholly-owned subsidiary of DRS, will merge with and into ESSI, in a transaction accounted for using the purchase method of accounting. The purchase price, including merger-related fees, is expected to total approximately $1.9 billion, for all of the outstanding ESSI common stock and all unexercised options to acquire ESSI common stock.

The purchase price is expected to be $43.00 per share of ESSI common stock, which is comprised of $30.10 in cash and a fraction of a share of DRS common stock valued at $12.90, provided that the average closing sale price per share of DRS common stock on the NYSE composite transactions reporting system for each of the ten consecutive trading days ending with the second complete trading day prior to completion of the merger is not greater than $57.20 per share or less than $46.80 per share. The collar provides that the exchange ratio will not exceed 0.2756 of a share nor be less than 0.2255 of a share of DRS common stock. The equity consideration in the merger assumed throughout these unaudited pro forma condensed combined financial statements will be between 9.9 million shares and 12.1 million shares of DRS common stock, the minimum and maximum shares of DRS common stock issuable in the merger, or an aggregate of approximately $566.4 million, for all of the outstanding ESSI common stock and all unexercised options to acquire ESSI common stock. The equity consideration in the merger is based upon the assumption that the average price per share of DRS common stock during the measurement period is not less than $46.80 per share or not greater than $57.20 per share and that the options to acquire ESSI common stock outstanding as of July 31, 2005 remain unexercised through the date of the proposed merger. The number of shares of DRS common stock and the value of such shares will not be determined until completion of the merger; therefore, the final purchase price may be greater than or less than $1.9 billion.

The merger agreement provides that at the time of the completion of the merger, all unexercised options to acquire ESSI common stock will be cancelled in exchange for the same consideration paid to ESSI shareholders for shares of ESSI common stock, reduced by the applicable exercise price. The merger consideration for each share of ESSI common stock, which includes the cash payment of $30.10 and a fraction of a share of DRS common stock, will be reduced ratably by the exercise price of the unexercised options in the same proportion that the value of the cash and fraction of a share of DRS common stock bear to each other. The exact amount of the merger consideration payable with respect to an ESSI option, and the reduction applicable to the cash payment and DRS common stock components, will depend on the market price of DRS common stock and the exercise price of the unexercised option.

Based on the number of ESSI shares and in-the-money stock options outstanding at September 30, 2005, for each one dollar change in the average price per share of DRS common stock above $57.20, the purchase price will increase by $10.1 million and for each one dollar change in the average price per share of DRS common stock below $46.80, the purchase price will decrease by $12.3 million.

Total estimated purchase price is summarized as follows:

(in thousands)
Estimated amount of cash to be received by ESSI shareholders and stock option holders	$1,321,868
Estimated fair value of shares of DRS common stock to be issued to ESSI shareholders and stock option holders*	566,431
Estimated DRS direct merger-related fees	22,500

Total preliminary estimated purchase price	$1,910,799

  *
  Assumes the average closing sale price of DRS common stock is within the collar range discussed above.

The cash portion of the merger, merger-related and debt-related costs and the amendment and repayment of DRS's and ESSI's debt is anticipated to be financed with $249.3 million of DRS's available cash and cash equivalents, $130.7 million of revolving credit borrowings, term loan borrowings of $300.0 million, provided for under the commitment letter issued by Bear Stearns and Wachovia for a $706.9 senior secured credit facility, and proceeds from the anticipated offerings of senior notes, senior subordinated notes and senior convertible notes in an aggregate principal amount of $950.0 million.

Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to ESSI's assets acquired and liabilities assumed based on preliminary estimates of their fair values as of the date of completion of the merger. The total estimated purchase price is allocated as follows:

9/30/2005
(in thousands)
Current assets	$239,721
Property, plant and equipment	52,719
Acquired intangible assets	300,000
Goodwill	1,692,393
Other assets	12,146

Total assets acquired	2,296,979
Short-term debt	86,000
Other current liabilities	117,529
Other long-term liabilities	182,651

Total liabilities assumed	386,180

Net assets acquired	$1,910,799

The unaudited pro forma condensed combined balance sheet as of September 30, 2005 reflects the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed on a preliminary basis. Following completion of the merger, DRS will obtain third-party valuations of certain assets acquired and liabilities assumed, as well as perform an assessment of the acquired contracts. All of the data required to value the acquired contracts are not currently available and at this time it is not practicable to reasonably estimate their final valuations for this pro forma presentation. The fair value of the acquired contracts will be valued at their remaining contract value less DRS's estimate to complete and a profit margin commensurate with the profit margin DRS earns on similar contracts. Therefore, the preliminary purchase price allocation will change and such change may have a material effect on the accompanying unaudited pro forma condensed combined financial statement information.

2.
The "Historical DRS" column represents the consolidated statement of earnings of DRS for the fiscal year ended March 31, 2005, as reported in DRS's annual report on Form 10-K for the year ended March 31, 2005, which is incorporated by reference in this joint proxy statement/prospectus.

3.
DRS reports its consolidated financial statements on the basis of a fiscal year ended March 31. The financial statements of ESSI are reported on the basis of a fiscal year ended October 31. SEC Regulation S-X Rule 11-02(c)(3) states that if the fiscal year end of a business being acquired (i.e., ESSI) differs from the registrant's (i.e., DRS) fiscal year end by more than 93 days, the acquired entity's statement of earnings must be "adapted" to produce a twelve month period ending within 93 days of the registrant's fiscal year end.

The "Pro Forma ESSI" column included in the unaudited pro forma condensed combined statement of earnings for the year ended March 31, 2005 represents the operating results of ESSI for the adapted twelve-month period ended January 31, 2005, combined with the historical statement of income of Spacelink for the twelve months ended December 31, 2004, and gives effect to the unaudited pro forma adjustments necessary to account for ESSI's acquisition of Spacelink and its related financing as if these transactions had occurred on February 1, 2004.

The following provides a reconciliation of the amounts shown in the Pro Forma ESSI column.

	ESSI Historical Year Ended 10/31/2004(i)	Add: ESSI Historical Quarter Ended 1/31/2005(ii)	Subtract: ESSI Historical Quarter Ended 1/31/2004(ii)	"Adapted" Year Ended 1/31/2005	Spacelink Historical Year Ended 12/31/2004(iii)		Pro Forma Adjustments	Pro Forma ESSI
	(in thousands)
Revenues	$883,630	$233,533	$195,130	$922,033	$93,487		$—	$1,015,520
Costs and expenses	760,334	200,543	168,887	791,990	80,367	(vii)	4,307 (iv)	876,664

Operating income	123,296	32,990	26,243	130,043	13,120		(4,307)	138,856
Interest income	353	261	54	560	29			589
Interest and related expenses	1,215	7	698	524	93		4,387 (v)	5,004
Other expense	—	—	—	—	—		—	—

Earnings from continuing operations before minority interest and income taxes	122,434	33,244	25,599	130,079	13,056		(8,694)	134,441
Minority interest	—	—	—	—	—		—	—

Earnings from continuing operations before income taxes	122,434	33,244	25,599	130,079	13,056		(8,694)	134,441
Income taxes	46,525	12,633	9,856	49,302	—		1,745 (vi)	51,047

Earnings from continuing operations	$75,909	$20,611	$15,743	$80,777	$13,056		$(10,439)	$83,394

  (i)
  Represents the consolidated statement of income of ESSI for the fiscal year ended October 31, 2004, which is included elsewhere in this joint proxy statement/prospectus.

  (ii)
  Represents the unaudited consolidated statements of income of ESSI for the three-month periods ended January 31, 2005 and 2004, as reported on Form 10-Q for the quarter ended January 31, 2005, which are not included or incorporated by reference in this joint proxy statement/prospectus.

  (iii)
  Represents the consolidated statement of income of Spacelink for the year ended December 31, 2004, which is included elsewhere in this joint proxy statement/prospectus.

  (iv)
  The pro forma adjustments to costs and expenses related to the Spacelink acquisition consist of the following:

Increase (Decrease) to Revenues and Costs and Expenses
Adapted Year Ended 1/31/2005
(in thousands)
Intangible amortization	$4,243
Amortization of incremental deferred financing fees	64

Total	$4,307

  As part of ESSI's accounting for the Spacelink acquisition, ESSI identified and recorded approximately $13.8 million of acquired customer-related intangible assets, amortized over a weighted average amortization period of 3.7 years, and incurred approximately $0.3 million of debt issuance costs associated with the related financing. These pro forma adjustments reflect the additional amortization expense that would have been incurred in the adapted year ended January 31, 2005, had ESSI's acquisition of Spacelink occurred on February 1, 2004.

  (v)
  Represents additional interest expense that would have been incurred for the adapted year ended January 31, 2005, had $136.5 million of Spacelink acquisition-related indebtedness been outstanding since February 1, 2004. This adjustment assumes an interest rate of 3.2% per annum, the rate in effect at the time of ESSI's acquisition of Spacelink.

  (vi)
  The pro forma adjustment to income taxes reflects the income tax effect on Spacelink's historical results of operations and on the pro forma adjustments related to ESSI's acquisition of Spacelink, using a statutory (federal and state) income tax rate of 40%.

  (vii)
  Spacelink historical results include $1.1 million of acquisition-related bonus expenses and $0.9 million of transaction costs for which no pro forma adjustment has been made.

4.
On December 14, 2004, DRS acquired the assets and liabilities of NVEC and Affiliate and their results of operations are included in DRS's consolidated financial statements for 3.5 months of fiscal 2005. The following table is a reconciliation of the "Pro Forma NVEC and Affiliate" column included in the unaudited pro forma condensed combined statement of earnings for the year ended March 31, 2005. The pro forma adjustments account for the acquisition of NVEC and Affiliate as if it occurred on April 1, 2004.

	Nine Months Ended 9/30/2004(i)	Pro Forma Adjustments		Pro Forma NVEC and Affiliate(iv)
	(Unaudited)
Revenues	$71,636	$(1,334	)(ii)	$70,302
Costs and expenses	49,035	(231	)(ii)	48,804

Operating income	22,601	(1,103)		21,498
Interest income	11	—		11
Interest and related expenses	—	—		—
Other income	—	—		—

Earnings from continuing operations before minority interest and income taxes	22,612	(1,103)		21,509
Minority interest	—	—		—

Earnings from continuing operations before income taxes	22,612	(1,103)		21,509
Income taxes	—	8,604	(iii)	8,604

Earnings from continuing operations	$22,612	$(9,707)		$12,905

  (i)
  Represents the unaudited combined statement of income of NVEC and Affiliate for the nine months ended September 30, 2004, which is incorporated by reference in this joint proxy statement/prospectus.

  (ii)
  The adjustments to revenues and costs and expenses are comprised of the following:

Increase (Decrease) to Revenues and Costs and Expenses
Eliminate revenues(a)	$(1,334)

Eliminate costs and expenses(a)	(1,075)
Incremental acquired intangible asset amortization(b)	800
Incremental depreciation (c)	44

Total	$(231)

    (a)
    To adjust the results of operations of NVEC and Affiliate for the nine months ended September 30, 2004, to an 8.5-month period. DRS owned NVEC and Affiliate for 3.5 months of its fiscal year ended March 31, 2005.

    (b)
    As part of the NVEC and Affiliate purchase price allocation, DRS identified and recorded approximately $0.2 million and $8.9 million of acquired technology-related and customer-related intangible assets, respectively, with useful lives of 12 years and 8 years, respectively. The pro forma adjustment reflects the additional amortization expense that would have been incurred in the fiscal year ended March 31, 2005, had DRS's acquisition of NVEC and Affiliate occurred on April 1, 2004.

    (c)
    As part of the NVEC and Affiliate purchase price allocation, an adjustment of $0.4 million was made to increase the net book value of the acquired fixed assets to fair value. The pro forma adjustment reflects the additional depreciation that would have been incurred in the fiscal year ended March 31, 2005 associated with the step-up in fixed asset values.

  (iii)
  The adjustment to income taxes includes the income tax effect on NVEC and Affiliate historical results of operations and on the pro forma adjustments, using a statutory income tax rate of 40%. Prior to their acquisition by DRS, NVEC and Affiliate were nontaxable entities.

  (iv)
  The adapted results above for the twelve-month period ended March 31, 2005 include the pro forma results of operations for the three-month period from January 1, 2004 through March 31, 2004 and excludes the three-month period from October 1, 2004 through December 31, 2004. The results of operations for the additional periods included and excluded in arriving at pro forma results for the year ended March 31, 2005 are not considered to be materially different for purposes of the pro forma condensed combined financial statements.

5.
The "Historical DRS" column represents the unaudited consolidated statement of earnings of DRS, for the six-month period ended September 30, 2005, as reported in DRS's quarterly report on Form 10-Q for the period ended September 30, 2005, which is incorporated by reference in this joint proxy statement/prospectus.

6.
The "Adapted ESSI" column included in the pro forma condensed combined statement of earnings for the six months ended September 30, 2005 represents the operating results of ESSI for the adapted six-month period ended July 31, 2005. The following provides a reconciliation of the amounts shown in the Adapted ESSI column.

	ESSI Historical Nine Months Ended 7/31/2005(i)	Subtract: ESSI Historical Three Months Ended 1/31/2005(ii)	"Adapted" ESSI Six Months Ended 7/31/2005
	(in thousands)
Revenues	$756,036	$233,533	$522,503
Costs and expenses	652,687	200,543	452,144

Operating income	103,349	32,990	70,359
Interest income	637	261	376
Interest and related expenses	1,940	7	1,933
Other expense	—	—	—

Earnings from continuing operations before minority interest and income taxes	102,046	33,244	68,802
Minority interest	—	—	—

Earnings from continuing operations before income taxes	102,046	33,244	68,802
Income taxes	38,778	12,633	26,145

Earnings from continuing operations	$63,268	$20,611	$42,657

  (i)
  Represents the unaudited consolidated statement of income of ESSI for the nine-month period ended July 31, 2005, which is included elsewhere in this joint proxy statement/prospectus.

  (ii)
  Represents the unaudited consolidated statement of income of ESSI for the three-month period ended January 31, 2005, as reported on ESSI's Form 10-Q for the quarter ended January 31, 2005, which is not included or incorporated by reference in this joint proxy statement/prospectus.

7.
The following adjustments to revenues and costs and expenses are reflected in the Merger Adjustments columns for the year ended March 31, 2005 and the six months ended September 30, 2005.

	Increase (Decrease) to Revenues and Costs and Expenses
	Year Ended 3/31/2005	Six Months Ended 9/30/2005
	(in thousands)
Revenues(i)	$(5,948)	$(5,240)

Costs and expenses
ESSI cost of sales(i)	$(5,948)	$(5,240)
General and administrative expenses(ii)	(2,701)	(131)
Amortization of acquired intangible assets(iii)	13,339	6,918
Elimination of ESSI deferred financing fees(iv)	(334)	(92)

Total adjustments to costs and expenses	$4,356	$1,455

  (i)
  Adjustment reflects the elimination of DRS's sales to ESSI, and ESSI's related cost of sales, for the fiscal year ended March 31, 2005 and six months ended September 30, 2005, as if they were intercompany sales during the respective periods.

  (ii)
  ESSI historically recognized general and administrative expenses as a period cost. To be consistent with DRS's accounting policy, an estimated amount of general and administrative expenses were capitalized into inventory for this pro forma presentation for certain ESSI operating units. The September 30, 2005 unaudited pro forma condensed combined balance sheet includes an estimated adjustment to inventory of $4.9 million to reflect the capitalization of certain general and administrative expenses.

  (iii)
  Adjustment reflects the incremental amortization expense of amortizable acquired intangible assets. The September 30, 2005 unaudited pro forma condensed combined balance sheet includes an estimated adjustment to other liabilities to reflect the deferred tax impact of acquired intangible assets. For purposes of this pro forma presentation we have estimated that the acquired amortizable intangible assets from the merger to be $300.0 million, amortized on a straight-line basis over an estimated weighted average useful life of 12 years. The acquired identifiable intangible assets are expected to be substantially comprised of customer relationships and technology, and are not expected to include any indefinite-lived intangible assets or in-process research and development. All of the data required to estimate the final fair values and estimated useful lives of intangible assets are not yet available to us and as such the final valuation of intangible assets, and their related amortizaion periods, will result in an increase or decrease to these preliminary amortization expense estimates and the increase or decrease could be material. A $10.0 million increase/decrease in intangible assets would result in an increase/decrease in amortization expense of approximately $0.8 million per fiscal year (assuming a 12-year weighted average useful life). Any increase/decrease to the final fair value of intangible assets would also result in a decrease/increase in goodwill and deferred tax liabilities.

  (iv)
  Represents an adjustment to eliminate ESSI's historical deferred financing fee amortization from cost and expenses.

8.
Total incremental related debt is estimated to be $1.1 billion. The unaudited pro forma condensed combined statements of earnings for the year ended March 31, 2005 and the six months ended September 30, 2005 include pro forma adjustments for incremental interest expense of $71.0 million and $35.4 million, respectively, associated with the net increase in debt outstanding, assuming an interest rate of 5.7% based on the expected weighted average interest rates of the merger-related debt discussed below using current prevailing interest rates of similar instruments. A 0.125% increase/decrease in the weighted average prevailing interest rates on DRS's incremental debt would result in an increase/decrease in interest expense of approximately $0.8 million and $0.4 million for the year and six-month period, respectively. The pro forma interest expense adjustment for the year ended March 31, 2005 and the six months ended September 30, 2005 also includes an adjustment of $3.3 million and $1.6 million, respectively, for the amortization of the deferred financing fees incurred in connection with the incremental debt associated with the merger. The amortization of ESSI's deferred financing fees that was previously recognized as a component of costs and expenses is eliminated (See Note 7).

A summary of the components comprising the pro forma changes in debt related to the merger and the respective pro forma interest expense amounts follow. The amount of debt that DRS will actually incur and the terms and interest rates related to such debt will be subject to market fluctuations and other conditions. Differences between the estimated and final amounts and terms of such debt could have a significant impact on the following pro forma information.

		Change in Interest Expense
	Change in Borrowings	Year Ended March 31, 2005	Six Months Ended September 30, 2005
		(in thousands)
Revolving line of credit—floating rate	$130,698	$7,493	$3,747
Term loans—floating rate	300,000	17,198	8,599
Senior notes—fixed rate	200,000	11,465	5,733
Senior notes—floating rate	200,000	11,465	5,733
Senior subordinated notes—fixed rate	250,000	14,332	7,166
Senior subordinated convertible notes—fixed rate	300,000	17,198	8,599

Total merger-related debt	1,380,698	79,151	39,577
Refinance DRS's existing term loan	(146,280)	(6,928)	(3,839)
Required revolving line of credit paydown—ESSI	(86,000)	(4,480)	(1,933)

Incremental debt	$1,148,418	67,743	33,805

Amortization of DRS deferred financing fees(i)		3,284	1,642

Incremental interest expense		$71,027	$35,447

Total incremental DRS debt	$1,148,418
Repayment of ESSI Revolving line of credit	86,000
Current installments—long term debt	(640)

Long-term debt, excluding current installments	$1,233,778

  (i)
  Represents deferred financing fee amortization (amortized over a weighted average life of approximately 8 years).

9.
To record interest income forgone on net cash and cash equivalents used in the merger.

10.
The pro forma adjustments to income taxes for the year ended March 31, 2005 and for the six months ended September 30, 2005 include the income tax effect on the Merger and DRS Notes Adjustments using a statutory (federal and state) income tax rate of 40%.

11.
The pro forma adjustment to the weighted average number of shares of DRS common stock outstanding reflects the issuance of the maximum number of shares of DRS common stock issuable in the merger. The pro forma weighted average number of shares outstanding assumes that the shares issued in the merger are outstanding throughout each period. The number of shares of DRS common stock issued in connection with the merger is dependent upon the average closing price per share of DRS common stock for a certain period prior to the closing of the merger. If the pro forma adjustment to the weighted average number of shares of DRS common stock outstanding reflected the minimum number of shares of DRS common stock issuable in the merger (approximately 9.9 million shares), basic and diluted earnings per share would increase $0.15 per share and $0.14 per share, respectively, for the year ended March 31, 2005 and $0.07 per basic and diluted share for the six months ended September 30, 2005. The potential common shares issuable upon conversion of the senior convertible notes are excluded from pro forma diluted earnings per share as their inclusion would be anti-dilutive.

12.
The Historical DRS column represents the unaudited consolidated balance sheet of DRS as of September 30, 2005, as reported in DRS's quarterly report on Form 10-Q for the period ended September 30, 2005, which is incorporated by reference in this joint proxy statement/prospectus.

13.
The Historical ESSI column represents the unaudited consolidated balance sheet of ESSI as of July 31, 2005, which is included elsewhere in this joint proxy statement/prospectus.

14.
The pro forma adjustments to cash and cash equivalents consist of the following:

September 30, 2005
(in thousands)
New borrowings, net	$1,148,418
Cash paid to ESSI shareholders and option holders	(1,321,868)
Debt-related financing costs	(24,875)
DRS direct merger-related fees	(22,500)
ESSI change in control payments	(13,700)
ESSI direct merger-related costs	(12,400)
Bridge loan commitment fee	(2,375)

Total	$(249,300)

15.
To eliminate ESSI's historical intangible assets and goodwill.

16.
The pro forma adjustment to other assets represents the net increase in debt-related financing costs. The adjustment is comprised of a $24.9 million increase associated with the capitalization of certain costs related to DRS's additional borrowings, and a $0.8 million decrease associated with the elimination of the carrying amount of ESSI's debt-related financing costs. In accordance with EITF Issue No. 96-19, DRS will expense approximately $1.0 million of professional fees expected to be incurred in connection with the refinancing, which is excluded from the pro forma condensed consolidated statements of earnings as the expense is non-recurring and merger-related. Such expense is included as a pro forma adjustment to retained earnings, net of taxes, and accrued expenses and other current liabilities.

17.
This pro forma adjustment reflects the retained earnings impact of the DRS bridge loan fee associated with the merger, net of related taxes.

18.
To reclassify ESSI's unbilled receivables from inventory to accounts receivables to be consistent with DRS's accounting policy.

19.
To adjust the incremental pension liability, and pension-related assets, for the unfunded portion of ESSI's pension and postretirement plans.

20.
To record the reduction in income taxes payable related to the balance sheet adjustments.

Income Taxes Payable
(in thousands)
Write-off of term loan fees	$400
ESSI change in control payments	4,960
ESSI direct merger-related fees	5,480
Bridge loan fee	950

Total reduction in income taxes payable	$11,790

21.
The accompanying unaudited pro forma condensed combined balance sheet reflects the maximum number of shares of DRS common stock that would be issued to ESSI shareholders and option holders in connection with the merger, which is 12,103,216 shares. Based on such assumption and a $46.80 per share price of DRS common stock, DRS common stock and additional paid-in capital would increase by $121 thousand and $566.3 million, respectively. The number of shares of DRS common stock and the value of such shares will not be determined until the closing of the merger, and will be based on the average closing sale price per share of DRS common stock for each of the ten consecutive trading days ending with the second complete trading day prior to the closing of the merger.

22.
These adjustments eliminate ESSI's historical stockholders' equity balances.

23.
The adjustment to interest and related expenses reflects incremental interest expense, at an effective rate of 6.13%, and the related deferred financing fee amortization had the DRS notes been issued on April 1, 2004.

INFORMATION REGARDING ESSI

Business of ESSI

    General

        ESSI is a holding company for 14 wholly-owned subsidiaries. These subsidiaries are organized within ESSI's two business segments: Support Systems and Support Services. The Support Systems segment designs, engineers and manufactures integrated military electronics and other military support equipment primarily for the DoD, as well as related heat transfer and air handling equipment for domestic commercial and industrial users, and material handling equipment primarily for the U.S. Postal Service. The Support Systems segment includes the operations of Systems & Electronics Inc. (SEI), Keco Industries, Inc. (Keco), Engineered Air Systems, Inc. (Engineered Air), Engineered Coil Company, d/b/a Marlo Coil (Marlo Coil), Engineered Electric Company, d/b/a Fermont (Fermont), Universal Power Systems, Inc. (UPSI), Engineered Environments, Inc. (EEi), Pivotal Power Inc. (Pivotal Power), Prospective Computer Analysts Incorporated (PCA) and Mobilized Systems, Inc. (Mobilized Systems). The Support Services segment provides engineering services, logistics and training services, advanced technology services, asset protection systems and services, telecommunication systems integration and information technology services primarily for the DoD. The Support Services segment includes the operations of Technical and Management Services Corporation (TAMSCO), Radian, Inc. (Radian), Spacelink International, LLC (Spacelink) and ESSIbuy.com, Inc. (ESSIbuy). Substantially all revenues within these two segments are derived directly or indirectly from contracts with the DoD and certain foreign militaries.

        Engineered Air was incorporated under the laws of the State of Missouri in December 1981 and acquired the assets of the Defense Systems Division of Allis-Chalmers Corporation in March 1982. ESSI was incorporated under the laws of the State of Missouri in December 1983, and exchanged all of its outstanding common stock for two-thirds of the common stock of Engineered Air held by ESSI's founders. ESSI purchased the remaining one-third of the common stock of Engineered Air in January 1984. ESSI effected its initial public offering in August 1985. In March 1993, ESSI purchased all of the outstanding stock of Associated Products, Inc. (subsequently changed to Engineered Specialty Plastics, Inc. (ESP)). Effective February 1998, Engineered Coil Company acquired substantially all of the net assets of Nuclear Cooling, Inc., d/b/a Marlo Coil. In June 1998, ESSI acquired all of the outstanding common stock of Keco. In February 1999, Engineered Electric Company acquired substantially all of the net assets of the Fermont Division of Dynamics Corporation of America, d/b/a Fermont. In September 1999, ESSI acquired all of the outstanding common stock of SEI. In May 2002, ESSI acquired all the outstanding common stock of Radian. In June 2002, ESSI acquired all the outstanding stock of UPSI. In May 2003, ESSI acquired all of the outstanding stock of TAMSCO. In September 2003, ESSI acquired all of the outstanding stock of EEi. In December 2003, ESSI acquired all of the outstanding stock of Pivotal Power. In January 2005, ESSI acquired all of the outstanding stock of PCA. In February 2005, ESSI acquired all of the outstanding membership interests of Spacelink. In May 2005, ESSI acquired all of the outstanding equity of Mobilized Systems.

    Products

        Products within ESSI's Support Systems segment include environmental control systems, load management and transport systems, power generation, distribution and conditioning systems, airborne radar systems, reconnaissance, surveillance and target acquisition systems, chemical and biological protection systems, petroleum and water distribution systems, and other multipurpose military support equipment. The Support Services segment provides engineering services, logistics and training services, advanced technology services, asset protection systems and services, telecommunication systems integration and information technology services primarily for the DoD. The Support Services segment also provides certain power generation and distribution equipment and vehicle armor installation to the

DoD. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of ESSI," Note L to ESSI's audited consolidated financial statements for the fiscal year ended October 31, 2004 and Note I to ESSI's unaudited consolidated financial statements for the nine months ended July 31, 2005 beginning on pages 115, F-24 and F-38, respectively.

    Engineering and Design

        As ESSI has grown both internally and through acquisition, it significantly has increased its engineering capabilities. ESSI currently has approximately 1,000 people engaged in engineering activities that encompass advanced development, engineering research and development, product improvement and evolution, new product development, productionization, logistic and life-cycle support, product re-engineering and support services. ESSI believes its depth of engineering capabilities allows it to cover all phases of a project from conception to full life-cycle support.

        The majority of ESSI's development activities are conducted under, and funded directly or indirectly through, DoD contracts in response to designated performance specifications. ESSI's expenditures on internal research and development were approximately $4.3 million, $2.9 million and $1.8 million for the fiscal years ended October 31, 2004, 2003 and 2002, respectively.

        ESSI's engineering expertise is complementary to the military markets it serves, primarily the environmental control, power, electronics, heavy mechanical and material handling, security, communications, service and logistical support markets. ESSI has engineering capabilities in the areas of system design and analysis, electronic signal processing, power electronics, software, firmware, mechanical design, control, electro-mechanical, electro-optical, electro-chemical, acoustics, thermodynamics, fluid and air flow, fluid pumping, HVAC, liquid fuel combustion, chemical and biological hardened environmental control, filtration and decontamination, power system analysis, environmental control system analysis, stress analysis, water treatment analysis, water purification technology, radar, target acquisition systems, automatic test equipment, communication system analysis and logistic support disciplines, including reliability, maintainability, embedded diagnostics and prognostics, training and the development of web-based interactive electronic technical manuals. ESSI's subsidiaries within the Support Services segment have engineering expertise in fields such as re-engineering obsolete mechanical and electronic products, nano-hardened products, security system design, fuel cells and super critical reformation. ESSI's engineering expertise has significant overlap throughout its operating subsidiaries, allowing it to leverage engineering personnel and technologies, and to function as an integrated team.

        ESSI's design and development of new products is enhanced by a number of computer-aided design and manufacturing (CAD/CAM) systems, as well as a number of automated system design and analysis tools. CAD/CAM tools are used by both engineers and draftsmen to design and validate complex products and component parts. ESSI utilizes both two- and three-dimensional CAD/CAM tools, providing both design and production engineers an interactive environment with which to view the final product and all the relevant interfaces. These tools are compatible across all of ESSI's operating subsidiaries, allowing for virtual design and development without regard to geographical location. ESSI's engineering technologies and expertise provide it with the ability to adapt its production processes to new product needs on a timely basis. ESSI also has the capability to provide complete technical data support for the products it manufactures to include integrated logistics support, spare parts provisioning and preparation of technical manuals.

        ESSI intends to leverage its engineering and design capabilities to continue to develop and evolve differentiated products and services that address both the current and future needs of the DoD for rapid deployment, smaller, lighter and more efficient equipment, and for innovative, value-added service offerings.

    Marketing and Business Development

        ESSI's business development efforts are undertaken at two functional levels. ESSI's corporate operation focuses on long-term strategic planning, policy development, best practice identification and dissemination, and on major programs which require the bundling of products and services across traditional subsidiary lines. In addition, ESSI's corporate Washington, D.C. operations interface with service staffs within the Pentagon and liaisons with key congressional delegations. At the subsidiary level, a sales force is engaged to identify and pursue programs with specific customers in a variety of markets. With increased emphasis on ESSI's vision for the future, efforts have begun to strengthen the long-term strategic planning process. Market-based peer groups enable experts throughout ESSI to share knowledge and collectively recommend direction and strategy. These peer groups also evaluate market intelligence, customer knowledge and core competencies to refine ESSI's growth strategies.

        ESSI's Business Development Organization meets on a regular basis to identify and disseminate best practices in the areas of proposal development and market presence. The sales force shares customer and market intelligence, identifies key opportunities and assesses campaign strategies. ESSI gathers information from primary sources, such as the DoD budget and its supporting documents, and military requirements documents, such as Initial Capabilities Documents, along with direct interface with its customers. ESSI analyzes these data through an established business opportunity procedure and then determines whether or not to bid on specific projects based upon determinations of potential profitability and the likelihood of award.

    Purchased Components and Raw Materials

        ESSI's products require a wide variety of components and materials. Although ESSI has multiple sources of supply for most of its material requirements, sole-source vendors supply certain components, and ESSI's ability to perform certain contracts depends on their performance. In the past, these required raw materials and various purchased components generally have been available in sufficient quantities.

    Government Contracting

        ESSI's government contracts are obtained through the DoD procurement process as governed by the Federal Acquisition Regulations and related regulations and agency supplements, and are typically fixed-price contracts. This means that the price is agreed upon before the contract is awarded and ESSI assumes complete responsibility for any difference between estimated and actual costs.

        Under the Truth in Negotiations Act of 1962, the U.S. government has the right for three years after final payment on certain negotiated contracts, subcontracts and modifications, to determine whether ESSI furnished the U.S. government with complete, accurate and current cost or pricing data as defined by the Act. If ESSI fails to satisfy this requirement, the U.S. government has the right to adjust a contract or subcontract price by the amount of any overstatement as defined by the Act.

        U.S. government contracts permit the U.S. government to unilaterally terminate these contracts at its convenience. In the event of such termination, ESSI is entitled to reimbursement for certain expenditures and overhead as provided for in applicable U.S. government procurement regulations. Generally, this results in the contractor being reasonably compensated for work actually done, but not for anticipated profits. The U.S. government also may terminate contracts for cause if ESSI fails to perform in strict accordance with contract terms. Termination of, or elimination of appropriation for, a significant government contract could have a material adverse effect on ESSI's business, financial condition and results of operations in subsequent periods. Similarly, U.S. government contracts typically permit the U.S. government to change, alter or modify the contract at its discretion. If the U.S. government were to exercise this right, ESSI could be entitled to reimbursement of all allowable and allocable costs incurred in making the change plus a reasonable profit.

        For manufactured items, the U.S. government typically finances a substantial portion of ESSI's contract costs through progress payments. In each such case, ESSI receives progress payments in accordance with DoD contract terms, which provide progress payments at 75% to 90% of costs incurred.

    Intellectual Property

        ESSI owns various patents and other forms of intellectual property. From time to time, ESSI develops proprietary information and trade secrets regarding the design and manufacture of various products. ESSI considers its proprietary information and intellectual property to be valuable assets. However, ESSI's business is not materially dependent on their protection.

    Competition

        The markets for all of ESSI's products and services are highly competitive. In order to obtain U.S. government contracts, ESSI must comply with detailed and complex procurement procedures adopted by the DoD pursuant to regulations promulgated by the U.S. government. The regulations and procurement procedures are adopted to promote competitive bidding. In addition, ESSI competes with a large number of suppliers to commercial and industrial air handling customers. In all phases of its operations, ESSI competes in both performance and price with companies, some of which are considerably larger, more diversified and have greater financial resources than ESSI.

    Backlog

        ESSI records its backlog as either funded or unfunded backlog. ESSI's funded backlog was $689.8 million and $588.1 million as of October 31, 2005 and 2004, respectively. ESSI's funded backlog is subject to fluctuations and is not necessarily indicative of future revenues. Funded backlog represents products or services that the customer has committed by contract to purchase from ESSI. Unfunded backlog includes products or services that the customer has the option to purchase under contract with ESSI, including, with respect to contracts which include a maximum amount purchasable by the customer thereunder, such maximum amount, and with respect to contracts without a specified maximum amount, ESSI's estimate of the amount it expects the customer to purchase using the Best Estimated Quantity as a guide where Best Estimated Quantity is specified. There are no commitments by the customer to purchase products or services included in unfunded backlog, and there can be no assurance that any or all amounts included therein will generate revenue for ESSI. Moreover, cancellations of purchase orders or reductions of product quantities or levels of service to be provided in existing contracts could substantially reduce ESSI's funded backlog and, consequently, future net revenues. Failure of ESSI to replace cancelled or reduced backlog, whether funded or unfunded, could have a material adverse effect on ESSI's business, financial condition and results of operations in subsequent periods.

        The following table summarizes funded and unfunded defense backlog (in millions) as of the indicated dates:

	Funded Defense Backlog	Unfunded Defense Backlog
October 31, 2005	$689.8	$1,487.1
October 31, 2004	588.1	849.2
October 31, 2003	533.4	922.8
October 31, 2002	350.1	868.6
October 31, 2001	291.7	681.8
October 31, 2000	307.3	598.1

Employees

        As of October 31, 2005, ESSI employed approximately 3,673 persons.

Geographic Areas

        The following table summarizes ESSI's net revenues attributed to the U.S. and to foreign countries:

Year Ended October 31	United States	Foreign Countries	Total Revenues
2004	$853,286	$30,344	$883,630
2003	556,809	15,892	572,701
2002	393,581	14,364	407,945

        ESSI attributes foreign net revenues based on the domicile of the purchaser of the product or service.

        Of the $511.1 million of ESSI's total assets as of October 31, 2004, $15.1 million were located in countries other than the United States.

Properties of ESSI

        ESSI conducts its business from 46 manufacturing, warehouse and office facilities.

Location	Description	Square Footage
West Plains, Missouri(1)	Manufacturing/Office	391,000
Florence, Kentucky(1)	Manufacturing/Office	265,000
St. Louis County, Missouri(1)	Subassembly/Office	263,000
High Ridge, Missouri(1)	Manufacturing/Office	214,000
Bridgeport, Connecticut(1)	Manufacturing/Office	135,000
Cincinnati, Ohio(2)	Office/Manufacturing	134,000
Elizabeth City, North Carolina	Hangar—under construction	80,000
Bridgeport, Connecticut(2)	Manufacturing	45,000
Halifax, Nova Scotia, Canada(1)	Manufacturing/Office	40,000
Alexandria, Virginia(2)	Office	44,000
Cincinnati, Ohio(1)	Manufacturing/Office	27,000
Polson, Montana(2)	Manufacturing/Office	24,000
Elizabeth City, North Carolina(2)	Office	21,000
Troy, Michigan(2)	Office	20,000
Calverton, Maryland(2)	Office	19,000
Chantilly, Virginia(2)	Office	16,000
Melbourne, Florida(2)	Manufacturing/Office	16,000
Tinton Falls, New Jersey(2)	Manufacturing/Office	15,000
Dulles, Virginia(2)	Office	15,000
St. Louis County, Missouri(1)	Manufacturing	14,000
St. Louis County, Missouri(2)	Warehouse	13,000
Warner Robins, Georgia(2)	Office	13,000
Fairborn, Ohio(2)	Office	13,000
Bridgeton, Missouri(2)	Manufacturing/Office	11,000
Warner Robins, Georgia(1)	Office	11,000
Warner Robins, Georgia(2)	Manufacturing/Office	11,000
Polson, Montana(1)	Manufacturing/Office	10,000

West Long, New Jersey(2)	Office	9,000
Huntsville, Alabama(2)	Office	8,000
Newington, Virginia(2)	Office	6,000
West Plains, Missouri(2)	Warehouse	5,000
Cincinnati, Ohio(2)	Warehouse	5,000
Petersburg, Virginia(2)	Office	4,000
Augusta, Georgia(2)	Manufacturing/Office	3,000
Arlington, Virginia(2)	Office	3,000
Garden City, New York(2)	Office	3,000
Willoughby, Ohio(2)	Office	3,000
Abington, Maryland(2)	Office	2,000
Coronado, California(2)	Office	1,000
Layton, Utah(2)	Office	1,000
San Diego, California(2)	Office	1,000
Shrewsbury, New Jersey(2)	Office	1,000
Anchorage, Alaska(2)	Office	1,000
Oklahoma City, Oklahoma(2)	Office	1,000
Fredericksburg, Virginia(2)	Office	1,000
East Point, Georgia(2)	Office	300

(1)
Owned

(2)
Leased

        ESSI also leases certain other small product support and service facilities located throughout the U.S. and abroad. ESSI believes that its current facilities are sufficient for the conduct of its current level of operations.

        ESSI previously owned a 171,000 square-foot facility in St. Louis County, Missouri which it vacated during the year ended October 31, 2003. On November 22, 2005, ESSI completed the sale of this facility for a sale price of approximately $3.0 million.

Legal Proceedings Relating to ESSI

        ESSI and its subsidiaries are from time to time parties to various legal proceedings arising out of their business. ESSI's management believes that there are no such proceedings pending or threatened against ESSI or its subsidiaries which, if determined adversely, would have a material adverse effect on the consolidated financial position, results of operations or cash flows of ESSI. See "The Merger—Certain Legal Matters—SEC Investigation" for a description of a current SEC investigation relating to ESSI.

BENEFICIAL OWNERSHIP OF THE COMMON STOCK OF ESSI

        The table below sets forth the number of shares of ESSI common stock held by each person known to beneficially own 5% or more of ESSI's outstanding common stock as of December 16, 2005.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Shares Outstanding(1)
Neuberger Berman, Inc. 605 Third Avenue New York, NY 10158	5,557,686(2)	13.25%

(1)
For purposes of this table, the calculation of the Percentage of Shares Outstanding is based on the number of shares of common stock outstanding as of December 16, 2005.

(2)
As reported in Schedule 13G filed by Neuberger Berman, Inc. with the SEC on February 16, 2005, reporting ownership of ESSI common stock as of December 31, 2004, adjusted for the three-for-two stock split effected by ESSI on April 15, 2005.

        The following table sets forth the number of shares of ESSI common stock beneficially owned by (a) each director, (b) each of Michael F. Shanahan, Sr., Gerald A. Potthoff, Gary C. Gerhardt, Daniel A. Rodrigues, Dan D. Jura, Steven J. Landmann and Ronald W. Davis, as the named executive officers, and (c) all directors and executive officers as a group as of December 16, 2005:

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned(1)(2)	Percentage of Shares Outstanding(3)
Michael F. Shanahan, Sr.(4)	693,895	1.65%
Gerald A. Potthoff	926,977	2.17%
Gary C. Gerhardt	1,040,119	2.43%
Daniel A. Rodrigues	227,909	*
Dan D. Jura	117,076	*
Steven J. Landmann	186,978	*
Ronald W. Davis(5)	5,085	*
Gregory P. Boyer	—	—
William H. T. Bush	88,595	*
General Michael P.C. Carns U.S. Air Force, Retired	81,329	*
MG George E. Friel U.S. Army, Retired	22,514	*
Thomas J. Guilfoil	139,262	*
S. Lee Kling	97,885	*
LTG Kenneth E. Lewi U.S. Army, Retired	81,905	*
General Charles T. Robertson, Jr. U.S. Air Force, Retired	25,313	*
James A. Schaefer	12,657	*

General Crosbie E. Saint U.S. Army, Retired	20,533	*
Michael F. Shanahan, Jr.	123,712	*
Earl W. Wims, Ph.D.	38,621	*
All directors and executive officers as a group (41 persons)	5,294,538	11.56%

*
Less than one percent.

(1)
Except as otherwise noted, each individual has sole voting and investment power with respect to shares listed above.

(2)
Totals include the following shares issuable upon exercise of stock options that either are presently exercisable or exercisable within 60 days after October 21, 2005: Mr. Potthoff (833,907), Mr. Gerhardt (867,657), Mr. Rodrigues (225,000), Mr. Jura (116,250), Mr. Landmann (165,000), Mr. Bush (75,938), General Carns (75,938), MG Friel (16,875), Mr. Guilfoil (25,313), Mr. Kling (42,188), LTG Lewi (16,875), General Robertson, Jr. (25,313), General Saint (20,533), Mr. Schaefer (12,657), Mr. Shanahan, Jr. (16,875), Mr. Wims (16,875) and all directors and executive officers as a group (3,840,132).

(3)
For purposes of this table, the calculation of the Percentage of Shares Outstanding is based on the number of shares of common stock outstanding as of December 16, 2005, increased by the assumed exercise of all options owned by the beneficial owners indicated.

(4)
In April 2005, Mr. Shanahan began serving as non-executive Chairman of the Board, a change from his prior position as executive Chairman of the Board.

(5)
In June 2005, Mr. Davis resigned as President, Business Development and director.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS OF ESSI

Critical Accounting Policies

    Revenue Recognition

        ESSI's revenues on long-term contracts, substantially all of which are directly or indirectly with the U.S. government, are recognized under the percentage of completion method and include a proportion of the earnings that are expected to be realized on the contract in the ratio that production measures, primarily labor, incurred bear to the total estimated production measures for the contract. Earnings expectations are based upon estimates of contract values and costs at completion. Contracts in process are reviewed on a periodic basis. Adjustments to revenues and earnings are made in the current accounting period based upon revisions in contract values and estimated costs at completion. Amounts representing contract change orders, claims and other items are included in revenues, as recognized under the percentage of completion method, only when these amounts can be reliably estimated and realization is probable. Provisions for estimated losses on contracts are recorded when identified. Substantially all other revenues are recognized when title passes to the customer. Actual results could differ from ESSI's estimates and assumptions.

    Retirement Obligations

        The determination of ESSI's obligation and expense for pension and other postretirement benefits is dependent on certain assumptions developed by ESSI and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made are accumulated and amortized over future periods and, therefore, generally affect ESSI's recognized expense and recorded obligation in such future periods. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations.

    Goodwill and Other Long-Lived Assets

        ESSI's management annually reviews goodwill and other long-lived assets with indefinite useful lives for impairment or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If ESSI determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in ESSI's current business model. The estimates of cash flows and discount rate are subject to change due to the economic environment, including such factors as interest rates, expected market returns and volatility of markets served. ESSI's management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates could result in an impairment charge. Intangible assets with estimated useful lives are amortized over these lives and reviewed for impairment on a periodic basis.

        The following analysis should be read in this context.

Recent Acquisitions

        Over the past three years, ESSI's net revenues and net income have increased substantially as a result of both internal growth and several significant acquisitions. Effective May 1, 2005, ESSI acquired all of the outstanding stock of Mobilized Systems, which designs, manufacturers and tests highly specialized trailers, shelters and environmental control systems, primarily for the defense industry. The purchase price was $17.5 million, net of cash acquired. Of the purchase price, $15.7 million has been paid as of July 31, 2005, with an additional $1.0 million accrued as of that date related to the final working capital adjustment. The remaining $0.8 million of consideration is in the form of long-term promissory notes payable to the sellers. The purchase price was financed with short-term borrowings under ESSI's revolving credit facility. The fair value of assets acquired, including goodwill of $12.7 million and customer-related intangibles of $3.2 million, was $19.1 million and liabilities assumed totaled $1.6 million. Mobilized Systems is included within ESSI's Support Systems business segment.

        Effective February 1, 2005, ESSI acquired all of the outstanding stock of Spacelink, which designs, integrates, operates and maintains deployed satellite and wireless networks for the DoD, the U.S. intelligence community and other forward deployed federal agencies and multinational organizations worldwide. The purchase price, including transaction costs, was $149.7 million, which included common stock of ESSI with a value of $13.2 million. The cash consideration was financed with short-term borrowings under ESSI's revolving credit facility. The purchase price was net of $1.8 million of cash acquired. The purchase price is also subject to a working capital adjustment and to certain contingent cash consideration based upon Spacelink's earnings before interest, taxes, depreciation and amortization, as defined, for each of the twelve-month periods ending January 31, 2006 and 2007. The fair value of assets acquired, including goodwill of $120.9 million and acquired customer-related intangibles of $13.8 million, was $159.7 million and liabilities assumed totaled $10.0 million. Spacelink is included within ESSI's Support Services business segment.

        On January 7, 2005, ESSI acquired all of the outstanding stock of PCA, which develops and manufactures electronic test and measurement equipment provided for electronic warfare and avionics systems primarily to military customers. The purchase price was $37.6 million and is subject to a working capital adjustment. The purchase price was financed with ESSI's existing cash balances. The fair value of assets acquired, including goodwill of $24.1 million and acquired customer-related intangibles of $6.4 million, was $38.1 million and liabilities assumed totaled $0.5 million. PCA is included within ESSI's Support Systems business segment.

        Effective December 5, 2003, ESSI acquired all of the outstanding stock of Pivotal Power, a supplier of high-performance static power conversion equipment primarily to military customers, for approximately $10.1 million, net of cash acquired. In conjunction with the Pivotal Power acquisition, ESSI recorded $1.2 million in customer-related intangibles, which are being amortized over an estimated useful life of six years. After allocating the purchase price to the fair value of all identifiable tangible and intangible assets, goodwill of $4.4 million was recorded. Pivotal Power is included within ESSI's Support Systems business segment.

        During 2003, ESSI acquired two companies operating in the defense industry. Effective May 1, 2003, ESSI acquired all the capital stock of TAMSCO, a provider of information technology logistics and digitization services, and a designer and integrator of telecommunications systems primarily for the DoD, for approximately $71.1 million in cash plus the payoff of primarily working capital-related indebtedness. In conjunction with the TAMSCO acquisition, ESSI recorded $29.9 million in customer-related intangibles, which are being amortized over the weighted average of the related customer contracts' estimated useful lives of 15.6 years. After allocating the purchase price to the fair value of all identifiable tangible and intangible assets, goodwill of $35.8 million was recorded. TAMSCO is included in ESSI's Support Services business segment.

        Effective September 24, 2003, ESSI acquired all of the capital stock of EEi, a designer and manufacturer of specialized environmental control units and heat transfer systems for defense and industrial markets, for approximately $15.6 million in cash plus the payoff of certain mortgages and working capital-related indebtedness. In conjunction with the EEi acquisition, ESSI recorded $2.9 million in customer-related intangibles, which are being amortized over an estimated useful life of six years. After allocating the purchase price to the fair value of all identifiable tangible and intangible assets, goodwill of $11.6 million was recorded. EEi is included in ESSI's Support Systems business segment.

        During 2002, ESSI also acquired two companies operating in the defense industry. Effective May 10, 2002, ESSI acquired all the capital stock of Radian, a provider of engineering services, asset protection/security systems and power generation equipment to the DoD, for approximately $42.0 million in cash and ESSI common stock, plus the payoff of certain working capital-related indebtedness. In conjunction with the Radian acquisition, ESSI recorded $15.3 million in customer-related intangibles, which are being amortized over the weighted average of the related customer contracts' estimated useful lives of 5.4 years. After allocating the purchase price to the fair value of all identifiable tangible and intangible assets, goodwill of $31.7 million was recorded. Radian is included within ESSI's Support Services business segment. Effective June 27, 2002, ESSI acquired all of the capital stock of UPSI, a provider of uninterruptible power supply systems to the DoD, intelligence agencies and commercial customers. The final purchase price, including contingent cash consideration paid based upon UPSI's net revenue levels through October 31, 2003, totaled approximately $12.5 million. After allocating the purchase price to the fair value of all identifiable tangible and intangible assets, goodwill of $12.5 million was recorded. UPSI is included within ESSI's Support Systems business segment.

Business Segments

        ESSI operates in two business segments: Support Systems and Support Services. The Support Systems segment engineers and manufactures integrated military electronics and other military support equipment primarily for the DoD, as well as related air handling and heat transfer equipment for commercial and industrial users, and material handling equipment for the U.S. Postal Service. Segment products include environmental control systems, power generation, distribution and conditioning systems, chemical and biological protection systems, petroleum and water distribution systems, load management and transport systems, airborne radar systems, reconnaissance, surveillance and target acquisition systems, avionics test equipment and other multipurpose military support equipment. The Support Services segment provides engineering, logistics and training services, advanced technology services, asset protection systems and services, telecommunication systems integration and information technology services primarily for the DoD. The Support Services segment also provides certain power generation and distribution equipment and vehicle armor installation to the DoD.

        The following table sets forth net revenues and income from operations, in millions, for the years ended October 31, 2004, 2003 and 2002, and for the nine months ended July 31, 2005 and 2004, for each of ESSI's business segments:

	Nine Months Ended July 31,		Year Ended October 31,
	2005	2004	2004		2003		2002
Net Revenues
Support Systems	$379.6	$376.7	$514.7	58.3%	$389.3	68.0%	$374.4	91.8%
Support Services	439.9	294.0	410.4	46.4	188.3	32.9	33.7	8.3
Intersegment Revenues	(63.5)	(43.4)	(41.5)	(4.7)	(4.9)	(0.9)	(0.2)	(0.1)

Total	$756.0	$627.3	$883.6	100.0%	$572.7	100.0%	$407.9	100.0%

Income from Operations
Support Systems	$66.9	$71.6	$93.0	75.4%	$54.2	74.7%	$48.0	98.8%
Support Services	36.4	18.0	30.3	24.6	18.4	25.3	0.6	1.2

Total	$103.3	$89.6	$123.3	100.0%	$72.6	100.0%	$48.6	100.0%

Nine Months Ended July 31, 2005 Compared with Nine Months Ended July 31, 2004

        Consolidated net revenues increased $128.7 million, or 20.5%, to $756.0 million in the first nine months of 2005, compared with $627.3 million in the first nine months of 2004. $55.6 million of this $128.7 million increase was generated by ESSI's most recently acquired subsidiaries (PCA, Spacelink and MSI). The remaining $73.1 million increase from existing operations included additional revenues from refurbishment of M1000 Heavy Equipment Transporters ($24.3 million increase), the installation of vehicle uparmor kits ($55.5 million increase) and the R2 contract vehicle ($49.3 million increase). These revenue increases were offset by reduced work on the 60-K Tunner Aircraft Cargo Loader ($30.1 million decrease), reduced MSTAR deliveries ($52.7 million decrease) and reduced DPGDS production ($14.2 million decrease). Gross profit for the nine months ended July 31, 2005 increased $24.8 million, or 15.8%, to $181.3 million (24.0% of consolidated net revenues) from $156.5 million (25.0% of consolidated net revenues) in the comparable 2004 period. Revenue growth of $128.7 million resulted in the increase in gross profit. However, lower gross margins for the first nine months of 2005 reflect a less favorable revenue mix, primarily resulting from a greater percentage of generally lower margin Support Services segment revenues, as well as the impact of production delays and increased estimated costs resulting from performance issues with the primary power unit component of the DPGDS program. Selling, general and administrative expense increased $12.5 million, or 19.0%, in the first nine months of 2005 to $78.0 million (10.3% of consolidated net revenues) from $65.5 million (10.4% of consolidated net revenues) in the first nine months of 2004. Selling, general and administrative expense for PCA, Spacelink and MSI accounted for $7.7 million of the $12.5 million increase, with the remaining increase required to support higher operating levels. As a result of the above, operating income from continuing operations increased $13.7 million, or 15.3%, in the first nine months of 2005 to $103.3 from $89.6 million in the first nine months of 2004.

        Net revenues in the first nine months of 2005 for the Support Systems segment totaled $379.6 million compared with $376.7 million (prior to the elimination of intersegment revenues in each period) for the same period in the prior year, a 0.8% increase. The results for the nine months ended July 31, 2005 reflect the inclusion of $14.4 million in incremental net revenues from PCA and MSI during the first nine months of 2005. During this period, the segment experienced a $30.1 million revenue reduction on the 60-K Tunner Aircraft Cargo Loader and a $52.7 million revenue reduction on the MSTAR program. These decreases were offset by a $24.3 million revenue increase from refurbishment of M1000 Heavy Equipment Transporters and by a $43.5 million increase in intersegment work performed for the Support Services segment. Gross profit for the segment decreased by $2.5 million, or 2.2%, in the nine months ended July 31, 2005 to $111.3 million (29.3% of segment revenues) from $113.8 million (30.2% of segment revenues) in the first nine months of the prior year, in spite of a $4.4 million gross profit contribution from PCA and MSI. Segment operating income for the nine months ended July 31, 2005 decreased to $66.9 million (17.6% of segment revenues) compared with $71.6 million (19.0% of segment revenues) last year primarily as a result of gross profit reductions and a $2.2 million increase in segment selling, general and administrative expense.

        Net revenues for the Support Services segment increased to $439.9 million, an increase of $145.9 million, or 49.6%, compared with $294.0 million (prior to the elimination of intersegment revenues in each period) for the first nine months of 2005. The most significant year-over-year revenue increases were generated by the R2 contract vehicle ($49.3 million) and the vehicle uparmor kit program ($55.5 million). In addition, Spacelink added $41.1 million of incremental revenues in the first nine months of 2005. Offsetting these increases were decreased revenues from the DPGDS program of $14.2 million as previously discussed. Gross profit for the segment increased by $27.6 million, or 64.5%, in the nine months ended July 31, 2005 to $70.3 million (16.0% of segment revenues) from $42.7 million (15.7% of segment revenues) in the first nine months of 2004 primarily as a result of increased revenues. Segment operating income for the first nine months of 2005 totaled $36.4 million (8.3% of segment revenues) compared with $18.0 million (6.1% of segment revenues) in the same period last year. The $145.9 million increase in segment revenues provided significant gross profit increases as well as leveraging existing fixed overhead costs, which led to the overall improved results for the Support Services segment. Segment profitability was constrained by a decrease of $7.5 million in DPGDS gross profit compared with the first nine months of 2004.

        Net interest expense totaled $1.3 million and $0.9 million for the nine months ended July 31, 2005 and 2004, respectively. The effective income tax rate was 38.0% for the nine month period ended July 31, 2005 compared with 38.5% for the nine month period ended July 31, 2004. This reduction is primarily a result of ESSI's ongoing state income tax reduction initiatives. As a result of the foregoing, net income from continuing operations increased 15.9% to $63.3 million (8.4% of consolidated net revenues) in the first nine months of 2005 as compared with $54.6 million (8.7% of consolidated net revenues) in the first nine months of 2004.

        ESSI completed the sale of ESP, a wholly-owned subsidiary, in the quarter ended April 30, 2003 to a private equity group, which is referred to as the buyer. The buyer subsequently alleged that ESSI breached certain representations made under the related Stock Purchase Agreement, which is referred to as the ESP Agreement, and sought a claim for associated damages under the binding arbitration provisions of the ESP Agreement. During the quarter ended April 30, 2005, ESSI and the buyer reached a settlement on this claim, which included modification of ESSI's $3.2 million note receivable from the buyer to provide for suspension of interest charges and payments through July 31, 2006, extension of the note's repayment term to a balloon payment now due in April 2009, and the release of the underlying real estate collateral securing the note. Because of this settlement, ESSI recorded a charge for the impairment of the note during the quarter ended April 30, 2005 equal to $1.7 million, or $1.0 million net of income tax. This amount is reflected in discontinued operations on ESSI's unaudited consolidated statements of income for the nine months ended July 31, 2005.

2004 Compared with 2003

        Consolidated net revenues increased $310.9 million, or 54.3%, in 2004 to $883.6 million from $572.7 million in 2003. $181.3 million of this increase represents an increase in net revenues contributed by TAMSCO, EEi and Pivotal Power, which were acquired May 1, September 24, and December 5, 2003, respectively. Of the $129.6 million of net revenue growth from all other operating subsidiaries, ESSI's programs for Manportable Surveillance and Target Acquisition Radar (MSTAR), Field Deployable Environmental Control Units (FDECU), Deployable Power Generation and Distribution Systems (DPGDS) and vehicle up-armor kits provided the most significant revenue gains. Gross profit for 2004 increased $84.6 million, or 61.3%, to $222.7 million (25.2% of consolidated net revenues) from $138.1 million (24.1% of consolidated net revenues) in 2003. $23.1 million of this increase represents an increase in gross profit contributed by TAMSCO, EEi and Pivotal Power, which had gross profit for either a portion or none of 2003. Of the $61.5 million of gross profit growth from all other operating subsidiaries, ESSI's programs for MSTAR, FDECU, DPGDS and vehicle up-armor kits provided the most significant increases. In addition, MSTAR, FDECU and DPGDS have significantly higher margins than most of ESSI's programs, which contributed to a more favorable product mix and a higher overall gross margin in 2004. Selling, general and administrative expense increased $34.2 million, or 53.6%, in 2004 to $98.0 million (or 11.1% of consolidated net revenues) from $63.8 million (11.1% of consolidated net revenues) in 2003. $21.2 million of this increase was due to an increase in selling, general and administrative expenses from TAMSCO, EEi and Pivotal Power. In addition, ESSI incurred a $5.0 million severance charge ($4.2 million of which represents a non-cash charge) in connection with the resignation of ESSI's former Chief Executive Officer. Selling, general and administrative expense also included amortization expense related to acquired customer-related intangibles of $6.7 million and $2.8 million in 2004 and 2003, respectively. Under its facility rationalization plan, ESSI incurred restructuring expense of $0.1 million and $1.8 million, respectively, in 2004 and 2003 related to the write-down of fixed assets at the affected facilities and to accrue for expected employee benefits costs. During 2004, ESSI completed the sales of its Sanford, Florida and Blue Ash, Ohio facilities, which had been vacated in conjunction with facility rationalization initiatives. Primarily as a result of these disposals, ESSI incurred a $1.3 million loss on sale of assets in 2004, compared with a $0.1 million gain on sale of assets in 2003. As a result of the above, operating income from continuing operations increased by $50.7 million, or 69.8%, in 2004 to $123.3 million from $72.6 million in 2003.

        Net revenues (prior to the elimination of intersegment revenues) for the Support Systems segment increased by $125.4 million, or 32.2%, to $514.7 million in 2004 from $389.3 million in 2003. The current year increase was partially attributable to the incremental net revenues of EEi and Pivotal Power of $11.5 million and $7.9 million, respectively, during the current year. Excluding the impact of acquisitions, net revenues for the segment increased by a net of $106.0 million during 2004. Programs with the largest revenue gains during 2004 included the MSTAR, FDECU and intersegment work on the DPGDS and vehicle up-armor kits being performed for the Support Services segment. Segment net revenues were partially offset by reduced work on the 60-K Tunner Aircraft Cargo Loader (Tunner) as production work on that contract ends in mid-2005. Gross profit for the segment increased by $53.5 million, or 52.7%, to $155.0 million in 2004 (30.1% of segment net revenues) from $101.5 million (26.1% of segment net revenues) in 2003. The increase in gross profit was attributable to incremental gross profit from EEi and Pivotal Power of a combined $7.2 million coupled with higher profits on MSTAR, FDECU and intersegment work on the DPGDS and vehicle up-armor kits due to increased revenues and production levels as noted above. In addition, MSTAR, FDECU and DPGDS have significantly higher margins than most of the segment's programs, which contributed to a more favorable product mix and higher gross margins in 2004. Income from operations for the segment increased by $38.8 million, or 72.0%, in 2004 to $93.0 million from $54.2 million in 2003. The increase was the result of higher gross profit partially offset by additional selling, general and administrative expense in 2004.

        Net revenues (prior to the elimination of intersegment revenues) for the Support Services segment increased by $222.1 million, or 118.9%, in 2004 to $410.4 million from $188.3 million in 2003. The significant growth in net revenues was primarily attributable to the inclusion of TAMSCO for a full year in 2004 versus just six months post-acquisition in 2003. TAMSCO reported revenues of $232.0 million in 2004 and $70.1 million in 2003. Significant revenue increases also were generated by the DPGDS program and from vehicle up-armor kits. Gross profit for the segment increased by $31.1 million, or 85.1%, in 2004 to $67.7 million (16.5% of segment net revenues) from $36.6 million (19.4% of segment net revenues) in 2003. The increase in gross profit was attributable to the higher level of net revenues in 2004 as discussed above. The decrease in gross margin for the segment was primarily the result of a significant increase in revenues from pass-through contract vehicles, such as the Rapid Response and FAST programs, which provide much lower margins. This decrease was partially offset by the DPGDS and vehicle up-armor programs which provided higher margins. Income from operations for the segment increased by $11.9 million in 2004 to $30.3 million from $18.4 million in 2003 as a result of the significant increases in net revenues and gross profit as compared with the prior year.

        Net interest expense decreased by $0.8 million to $0.9 million in 2004 compared with $1.7 million in 2003 primarily as a result of lower outstanding borrowings throughout 2004. As of October 31, 2004, ESSI had completely paid off borrowings against its revolving credit facility and had cash and cash equivalents of $33.2 million.

        ESSI's reported effective income tax rate for 2004 was 38.0% and for 2003 was 39.0% resulting in total income tax expense of $46.5 million in 2004 and $27.7 million in 2003. The reduction in ESSI's effective income tax rate was primarily the result of ESSI's state income tax reduction initiatives. As a result of the foregoing, net income from continuing operations increased 75.4% to $75.9 million (8.6%

of consolidated net revenues) in 2004, compared with $43.3 million (7.6% of consolidated net revenues) in 2003.

        During 2002, ESSI formally adopted a plan to dispose of ESP, a wholly-owned subsidiary. ESP was sold to a private equity group in 2003. As a result, ESP's financial results were reclassified as a discontinued operation in the consolidated financial statements for all periods presented. Income from discontinued operations totaled $0.3 million, net of income tax, in 2003 and recorded after-tax losses of $0.2 million in 2003 to reduce the carrying value of ESP's assets to their estimated net realizable values less estimated selling costs. See Note E to ESSI's audited consolidated financial statements for the fiscal year ended October 31, 2004.

2003 Compared with 2002

        Consolidated net revenues increased $164.8 million, or 40.4%, in 2003 to $572.7 million from $407.9 million in 2002. The increase was primarily attributable to the inclusion of $70.6 million in net revenues of TAMSCO since its acquisition date in 2003 combined with incremental revenues of $82.9 million and $9.3 million, respectively, generated by Radian and UPSI in 2003 over their levels for a partial year during 2002. Gross profit for 2003 increased $42.9 million, or 45.1%, to $138.1 million (24.1% of consolidated net revenue) from $95.2 million (23.3% of consolidated net revenues) in 2002. The increase was primarily due to the incremental contributions from TAMSCO, Radian and UPSI in 2003 of $9.9 million, $18.7 million and $3.5 million, respectively, combined with higher profit levels on certain existing programs for the current year as discussed below. Selling, general and administrative expense increased $18.7 million, or 41.4%, in 2003 to $63.8 million (or 11.1% of consolidated net revenues) from $45.1 million (11.1% of consolidated net revenues) in 2002. This increase was primarily the result of the acquisitions of TAMSCO, Radian and UPSI, which incurred incremental selling, general and administrative expense of a combined $13.5 million during 2003, including an additional $1.4 million in amortization of acquired customer-related intangibles. Under its facility rationalization plans, ESSI incurred restructuring expense of $1.8 million and $1.4 million, respectively, in 2003 and 2002 related to the write-down of fixed assets at the affected facilities and to accrue for expected employee benefits costs. As a result of the above, operating income from continuing operations increased by $24.0 million, or 49.4%, in 2003 to $72.6 million from $48.6 million in 2002.

        Net revenues (prior to the elimination of intersegment revenues) for the Support Systems segment increased by $14.9 million, or 4.0%, to $389.3 million in 2003 from $374.4 million in 2002. The increase was primarily attributable to the incremental net revenues of UPSI and EEi of $9.3 million and $1.5 million, respectively, during the current year. Excluding the impact of acquisitions, net revenues for the segment increased by a net of $4.1 million during 2003. Higher production levels related to heightened military operations in Iraq and Afghanistan, principally for the FDECU, the Knight Precision Targeting System (Knight) and other support equipment, led to solid revenue gains on these defense programs during 2003. However, the completion of the M1000 Heavy Equipment Transport trailer (M1000) production program during mid-2003 and reduced contract work on the Tunner and High Power Offload to CASS (HPOC) program in 2003 largely offset these advances. Gross profit for the segment increased by $12.9 million, or 14.6%, to $101.5 million in 2003 (26.1% of segment net revenues) from $88.6 million (23.7% of segment net revenues) in 2002. The increase in gross profit was the result of the incremental contribution from UPSI and EEi in 2003 of a combined $3.9 million coupled with higher profits on FDECU, Knight and other support equipment programs, due to increased revenues and production levels as noted above. Income from operations for the segment increased by $6.2 million, or 12.7%, in 2003 to $54.2 million from $48.0 million in 2002. The increase was the result of higher gross profit partially offset by additional selling, general and administrative expense in 2003.

        Net revenues (prior to the elimination of intersegment revenues) for the Support Services segment increased by $154.6 million, or 458.8%, in 2003 to $188.3 million from $33.7 million in 2002. The significant growth in net revenues was attributable to the inclusion of TAMSCO, which reported $70.6 million in net revenues since its 2003 acquisition date, combined with $82.9 million in incremental net revenues reported by Radian in 2003. Radian's revenue growth resulted from the inclusion of its operations for a full year in 2003 as well as a significant year-over-year increase in revenues on the DPGDS program with the U.S. Air Force and Army. Gross profit for the segment increased by $30.0 million, or 463.1%, in 2003 to $36.6 million (19.4% of segment net revenues) from $6.5 million (19.3% of segment net revenues) in 2002. The increase in gross profit was attributable to the higher level of net revenues in 2003 as discussed above. Income from operations for the segment increased by $17.8 million in 2003 to $18.4 million from $0.6 million in 2002 as a result of the significant increases in net revenues and gross profit as compared with the prior year.

        Net interest expense decreased by $1.5 million to $1.7 million in 2003 compared with $3.2 million in 2002 as a result of lower interest rates on outstanding borrowings throughout 2003. ESSI's effective borrowing rate decreased from 4.94% at October 31, 2002 to 2.34% at October 31, 2003.

        ESSI's reported effective income tax rate for both 2003 and 2002 was 39% resulting in total income tax expense of $27.7 million in 2003 and $17.7 million in 2002.

        As a result of the foregoing, net income from continuing operations increased 56.4% to $43.3 million (7.6% of consolidated net revenues) in 2003 compared with $27.7 million (6.8% of consolidated net revenues) in 2002.

        As discussed above, in conjunction with ESSI's 2002 decision to divest of ESP, its financial results have been reclassified as a discontinued operation in ESSI's consolidated financial statements for all periods presented. Income from discontinued operations totaled $0.3 million, net of income tax, in 2003, compared with $49,000, net of income tax, in 2002. In conjunction with the planned disposition of ESP, ESSI recorded after tax losses of $0.2 million and $4.2 million, respectively, during 2003 and 2002 to reduce the carrying value of ESP's assets to their estimated net realizable values less estimated selling costs. ESP was sold to a private equity group in 2003. See Note E to ESSI's audited consolidated financial statements for the fiscal year ended October 31, 2004.

Liquidity and Capital Resources

        On January 27, 2005, ESSI and its banks entered into an Amended and Restated Credit Agreement, which is referred to as the Amended Credit Agreement. The Amended Credit Agreement replaced ESSI's previous credit agreement dated April 23, 2003. The Amended Credit Agreement, which expires January 27, 2010, provides for a $200 million unsecured revolving credit facility. ESSI may request, subject to certain conditions, an increase of up to $100 million in the amount of the aggregate commitment under the Amended Credit Agreement.

        Borrowings under the Amended Credit Agreement bear interest, at ESSI's option, at either the Eurodollar rate plus an applicable margin, or at the higher of the prime rate or the federal funds rate plus one-half of one percent. The margin applicable to the Eurodollar rate varies from 0.625% to 1.375% depending upon ESSI's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization (leverage ratio). The Amended Credit Agreement contains certain covenants, including maintaining net worth of at least $265.0 million, plus 50% of the sum, to the extent positive, of ESSI's consolidated net income and other comprehensive income (loss) reported after October 31, 2004, plus the net proceeds of all subsequent equity offerings. ESSI also must comply with certain financial covenants, including maintenance of a leverage ratio of no greater than 2.75 to 1. ESSI is also subject to various other financial and operating covenants and maintenance criteria, including restrictions on ESSI's ability to incur additional indebtedness, make investments, create liens, dispose of material assets and enter into merger transactions and acquisitions. As of July 31, 2005, ESSI had $86.0 million in borrowings against the Amended Credit Facility, and was in compliance with all applicable covenants.

        ESSI's working capital needs generally are funded through cash flow from operations and the revolving credit facility. At July 31, 2005, ESSI's working capital and ratio of current assets to current liabilities (excluding its revolving credit facility) were $130.0 million and 1.99-to-1, as compared with $112.0 million and 1.85-to-1 at October 31, 2004. Net cash provided by operations totaled $59.2 million for the first nine months of 2005, compared with net cash provided by operations of $19.0 million for the first nine months of 2004. Investment in property, plant and equipment totaled $7.7 million and $6.2 million for the first nine months of 2005 and 2004, respectively.

        During the nine months ended July 31, 2005 and 2004, ESSI received proceeds, including the related income tax benefits, of $27.3 million and $56.3 million, respectively, related to the exercise of stock options.

        At October 31, 2004, ESSI's working capital and ratio of current assets to current liabilities (excluding its revolving credit facility) were $112.0 million and 1.85-to-1, respectively, compared with $43.8 million and 1.39-to-1 for the prior year. During 2004, ESSI generated operating cash flows from continuing operations of $66.6 million, compared with $64.8 million in 2003. Operating cash flows for 2004 were constrained by a $30.2 million increase in working capital and net long-term operating assets, which was required as a result of ESSI's growth.

        During 2004, ESSI expended cash totaling $19.6 million in conjunction with the acquisitions of Pivotal Power, TAMSCO, EEi and UPSI, including the payoff of certain loans and contingent consideration associated therewith. ESSI financed these transactions with cash and short-term borrowings under its revolving credit facility.

        Investment in property, plant and equipment totaled $8.0 million and $9.7 million, respectively, in 2004 and 2003. ESSI estimates that capital expenditures in fiscal 2005 did not exceed $15.0 million. Management believes that cash flow generated from operations, together with its available revolving credit facility, will provide the necessary resources to meet the capital needs of ESSI for the foreseeable future.

Committed Amounts

        Total contractual and contingent obligations, in thousands, as of October 31, 2004 were as follows:

	Payments / Expiration
Year Ended October 31,
	2005	2006	2007	2008	2009	Total
Contractual Obligations:
Long-term debt	$340	$313	$119	$35	$314	$1,121
Operating leases	3,779	2,979	2,042	462	330	9,592
Unconditional purchase obligations	207,736	701				208,437
Contributions to pension and other postretirement benefit plans	7,889	6,997	6,757	6,650	6,461	34,754

	219,744	10,990	8,918	7,147	7,105	253,904
Contingent Obligations:
Letters of credit	3,617					3,617

Total Obligations	$223,361	$10,990	$8,918	$7,147	$7,105	$257,521

        While contingent obligations are included in the table above, ESSI does not expect to fund the full amounts indicated for letters of credit. Lease expense totaled $5.0 million, $4.2 million and $2.5 million for the years ended October 31, 2004, 2003 and 2002, respectively.

Inflation

        Since a significant portion of ESSI's contracts with the DoD are at fixed prices, inflation can affect the ultimate profit to be realized on them. Some contracts have price adjustment provisions that limit the impact of inflation on profits. In addition, ESSI's volume purchasing and forward purchasing policies serve to limit the effects of inflation. ESSI considers potential inflation in preparation of contract proposals and bids. In addition, ESSI's commercial and industrial products are predominantly custom-made. Therefore, the impact of inflation on operating results typically is not significant. ESSI attempts to alleviate inflationary pressures on commercial and industrial products by increasing selling prices to help offset rising costs (subject to competitive conditions), increasing productivity and improving manufacturing techniques. Because of these factors, management does not believe that inflation has had, or that anticipated inflation will have, a significant effect on ESSI's operations.

Business and Market Considerations

        Approximately 93% of consolidated net revenues for the nine months ended July 31, 2005 were directly or indirectly derived from defense orders by the U.S. government and its agencies. As of July 31, 2005, ESSI's funded backlog of orders totaled $612.8 million, with related customer options of an additional $1,655.4 million. These amounts compare with funded backlog of $588.1 million and related customer options of an additional $849.2 million as of October 31, 2004.

Recently Issued Accounting Pronouncements

        In December 2003, the Financial Accounting Standards Board (FASB) issued a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," and to exempt certain entities from its requirements. The adoption of FIN 46R has not had a material impact on ESSI's financial statements as it does not maintain any of the interests governed by this pronouncement.

        In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," (SFAS 132R). This statement requires more detailed disclosure information about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies are required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures. SFAS 132R is effective for interim periods beginning after December 15, 2003 and was adopted by ESSI in the second quarter of 2004.

        In May 2004, the FASB issued FASB Staff Position No. FAS 106-2 ("FSP 106-2"), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Medicare Act), which supersedes FSP 106-1 of the same title. FSP 106-2 clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees. FSP 106-2 is effective for interim periods beginning after June 15, 2004 and was adopted by ESSI in the fourth quarter of 2004. ESSI expects to be eligible for little, if any, subsidy based on the design of the retiree medical plan. Therefore, the effects of the Medicare Act will not have a material impact on ESSI's estimated health care costs or participation rates.

        In October 2004, Congress passed the American Jobs Creation Act of 2004 (the Jobs Creation Act). The Jobs Creation Act includes numerous provisions that may materially affect business practices and accounting for income taxes. For companies that pay U.S. income taxes on manufacturing activities in the U.S., the Jobs Creation Act provides a phased-in deduction from taxable income equal to a stipulated percentage of qualified income from domestic production activities. The Jobs Creation Act also provides for a change in the period of application for foreign tax credits, elimination of the 90-percent limitation of foreign tax credits against Alternative Minimum Tax, expanded disallowance of interest on convertible debt and tax shelter disclosure penalties. In December 2004, the FASB issued two FASB Staff Positions ("FSP") regarding the accounting implications of the Jobs Creation Act related to (1) the deduction for qualified domestic productions activities (FSP 109-1) and (2) the one-time tax benefit for the repatriation of foreign earnings (FSP 109-2). This guidance applies to financial statements for periods ending after the date the Jobs Creation Act was enacted. The Jobs Creation Act and related FASB pronouncements will have a material impact on ESSI's consolidated financial statements.

        In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123R). SFAS 123R requires companies to expense the value of employee stock options and similar awards. This statement is effective November 1, 2005 for ESSI. ESSI is currently evaluating its compensation policies and practices, along with the impact of SFAS 123R on its results of operations.

        In May 2005, the FASB issued SFAS 154 ("SFAS 154"), "Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to prior-period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines "restatement" as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. ESSI does not believe that the adoption of SFAS 154 will have a significant impact on ESSI's consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
APPLICABLE TO ESSI

        Market risks relating to ESSI's operations result primarily from changes in interest rates. Given existing debt levels, significant cash flows and anticipated expenditures, ESSI's management has not utilized interest rate swaps or other derivative contracts to hedge this risk since November 2002. ESSI's management does not believe its exposure to interest rate fluctuations has had, or will have, a significant impact on ESSI's operations.

SUPPLEMENTARY FINANCIAL INFORMATION OF ESSI

        The table below presents unaudited quarterly financial information for ESSI for the years ended October 31, 2004 and 2003 and for the nine months ended July 31, 2005 (in thousands, except for share per amounts):

	January 31,			April 30,			July 31,			October 31,
Quarter Ended
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2004	2003
Net revenues	$233,533	$195,130	$121,663	$263,768	$210,136	$125,057	$258,735	$221,991	$155,669	$256,373	$170,312
Gross profit	57,544	46,271	27,146	60,324	53,425	29,783	63,450	56,816	38,161	66,178	42,969
Net income from continuing operations	20,611	15,743	8,441	20,093	18,323	8,479	22,564	20,506	12,416	21,337	13,947
Net income	20,611	15,743	8,578	19,045	18,323	8,636	22,564	20,506	12,416	21,337	13,778
Diluted earnings per share;
Continuing operations	$0.49	$0.38	$0.22	$0.46	$0.44	$0.22	$0.52	$0.49	$0.32	$0.51	$0.35
Total	0.49	0.38	0.23	0.44	0.44	0.23	0.52	0.49	0.32	0.51	0.34

        The results for the quarter ended October 31, 2004 include $1.7 million of net income resulting from revisions, adjustments and changes in estimates for certain long-term contracts, primarily at ESSI's Keco subsidiary.

        Earnings per share calculations are based on the average basic and diluted common shares outstanding for each quarter, after adjusting for the three-for-two stock split effected by ESSI on April 15, 2005, and, therefore, the sum of the quarters may not necessarily be equal to the full year basic and diluted earnings per share amounts.

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

        DRS is incorporated under the laws of the State of Delaware, and the rights of DRS stockholders are governed by the DGCL. ESSI is incorporated under the laws of the State of Missouri, and the rights of ESSI shareholders are governed by the MBCL. Upon completion of the merger, non-dissenting shareholders of ESSI will exchange all of their shares of ESSI common stock for a combination of cash and DRS common stock. Accordingly, upon completion of the merger, the rights of ESSI shareholders who become stockholders of DRS in the merger will be governed by the DGCL, the amended and restated certificate of incorporation of DRS, as amended, and the amended and restated bylaws of DRS.

        The following is a summary of material differences between the current rights of DRS stockholders and the current rights of ESSI shareholders. While we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of DRS and ESSI stockholders, and it is qualified in its entirety by reference to the DGCL, the MBCL and the various corporate governance documents of DRS and ESSI to which we refer in this summary. In addition, the identification of some of the differences in the rights of the respective stockholders of DRS and ESSI as material is not intended to indicate that other differences that are equally important do not exist. We urge you to carefully read this entire joint proxy statement/prospectus, the relevant provisions of the DGCL, the MBCL and the other documents to which we refer in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of DRS and being a shareholder of ESSI. DRS and ESSI have filed with the SEC their respective documents referenced in this summary of stockholder rights and will send copies of these documents to you, without charge, upon your request. See "Additional Information—Where You Can Find More Information" beginning on page 135.

	DRS	ESSI
Authorized Capital Stock
The authorized capital stock of DRS consists of (1) 50 million shares of common stock, par value $0.01 per share and (2) 2,000,000 shares of preferred stock, par value $10.00 per share. As of the DRS record date, there were 28,084,648 shares of DRS common stock issued and outstanding, and there are no shares of DRS preferred stock outstanding. If DRS stockholders approve the proposal set forth in this joint proxy statement/prospectus, DRS common stock will consist of 100 million authorized shares.
The authorized capital stock of ESSI consists of 85,000,000 shares of common stock, par value $0.01 per share. As of the ESSI record date, there were 41,960,035 shares of ESSI common stock issued and outstanding.
Number of Directors
DRS's certificate of incorporation provides that the number of directors shall be fixed by the bylaws of DRS. The bylaws of DRS provide that the number of directors will be not less than seven or greater than eleven, with the exact number of directors to be determined by resolution of the directors then in office. As of the date of this joint proxy statement/prospectus, the board of directors of DRS consisted of 10 directors.
ESSI's articles of incorporation provide that the number of directors shall be fixed in the bylaws of the company. The bylaws of ESSI provide that the number of directors of ESSI shall be 16. As of the date of this joint proxy statement/prospectus, the board of directors of ESSI consists of 15 directors.

Cumulative Voting
DRS's certificate of incorporation does not provide for cumulative voting, and accordingly, holders of DRS's common stock do not have cumulative voting rights in connection with the election of directors.
Holders of ESSI common stock have cumulative voting rights in connection with the election of directors. Each shareholder has the right to cast a number of votes equal to the number of shares held by that shareholder multiplied by the number of directors to be elected. The shareholder may cast the whole number of votes for one nominee or distribute them among several nominees.
Removal of Directors
DRS stockholders may remove any director or the entire board of directors for cause at any stockholder meeting. Under Delaware law, stockholders of a corporation with a classified board may not remove directors without cause, unless the corporation's certificate of incorporation provides otherwise. DRS's certificate of incorporation does not provide for the removal of directors without cause.
ESSI's bylaws provide that directors may be removed as provided in the MBCL. The MBCL provides that any director or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors. If less than the entire board is to be removed, no one of the directors may be removed if the votes cast against that director's removal would be sufficient to elect the director at an election of the class of directors of which that director is a part.

The MBCL also provides that a director may be removed for cause by action of a majority of the entire board of directors if the director to be removed shall, at the time of removal, fail to meet the qualifications stated in ESSI's articles of incorporation or bylaws for election as a director, or if the director is in breach of any agreement between the director and the corporation relating to the director's services as a director or employee of the corporation. Notice of the proposed removal must be given to all directors of the corporation prior to the time of removal.
Vacancies on the Board of Directors
DRS's certificate of incorporation provides that any vacancy in the office of a director may be filled by a majority of the remaining directors, regardless of the quorum requirements set forth in the bylaws of the corporation. Any director elected to fill a vacancy in the office of director will serve until the next annual meeting at which directors of the class for which the director was chosen are to be elected and until his or her successor is elected and qualified.

DRS's certificate of incorporation provides that newly-created directorships may be filled by the board of directors.
ESSI's bylaws provide that in case of death, illness, incapacity to act for any other reason, or the resignation or failure to act of any director of ESSI or in the case of any vacancy or vacancies in the board occurring for any other reason, a majority of the surviving or remaining board may declare the office of the director vacant and may fill the vacancy, until a successor has been duly elected at a meeting of the shareholders and is duly qualified.

Stockholder Action by Written Consent
DRS's certificate of incorporation provides that no stockholder action may be taken except at an annual or special meeting of stockholders, and stockholders may not take any action by written consent without such a meeting.
ESSI's bylaws provide that any action that may be taken at a meeting of the shareholders of ESSI may be taken without a meeting if written consents are signed by all shareholders entitled to vote with respect to the matter.
Amendment to Certificate of Incorporation/Articles of Incorporation
DRS's certificate of incorporation provides that it may be amended, altered, or repealed, and that other provisions may be added or inserted, in the manner prescribed by statute. Under the DGCL, DRS's certificate of incorporation may be amended only if the proposed amendment is approved by the board of directors and the holders of a majority of the outstanding stock entitled to vote on the amendment.
Under the MBCL, ESSI's articles of incorporation may be amended upon approval by holders of a majority of the outstanding shares entitled to vote on the amendment. The MBCL provides that the number of directors shall not be decreased to less than three by amendment to the articles of incorporation when the number of shares voting against the proposal for decrease would be sufficient to elect a director if the shares were voted cumulatively at an election of three directors.

The MBCL provides that a proposed amendment to a corporation's articles of incorporation that provides that Missouri's control share acquisition statute does not apply to the corporation must receive the approval of holders of at least two-thirds of all outstanding shares entitled to vote on the amendment.
Amendment of Bylaws
DRS's certificate of incorporation provides that the board of directors has the power to adopt, alter or repeal the bylaws of the corporation.

DRS's certificate of incorporation also provides that stockholders of DRS may adopt, alter or repeal DRS's bylaws upon the affirmative vote of holders of at least 66 2/3% of the outstanding stock of DRS entitled to vote on the matter.
ESSI's bylaws provide that the bylaws may be made, amended or repealed by the board of directors or by shareholders holding a majority of the voting shares of ESSI at any meeting of the board of directors or of the shareholders, without prior notice, or by the unanimous written consent of either the board of directors or the shareholders.

Special Meetings of Stockholders	DRS's bylaws provide that special meetings of stockholders may be called by the board of directors or by any officer instructed by the board of directors to call the special meeting.
ESSI's bylaws provide that special meetings of the shareholders may be called by the Chairman of the board of directors, the President, a Vice President, the Secretary, the board of directors, by any one of the directors, or by the holders of one-third or more of all the outstanding shares entitled to vote at a special meeting.
Notice of Stockholder Meetings
DRS's bylaws provide that written notice of all stockholder meetings must be given, stating the place, date and hour of the meeting, and stating the purpose or purposes of the meeting. Delaware law provides that notice of meetings must be given not less than 10 days or more than 60 days before the date of the meeting.
ESSI's bylaws provide that written notice of all meetings must be given, stating the place, day and hour of a meeting of shareholders, and in the case of a special meeting, the purpose for which the special meeting is called. ESSI's bylaws further provide that the written notice must be delivered not less than 10 days nor more than 50 days before the date of the shareholder meeting.
Delivery and Notice Requirements of Stockholder Nominations and Proposals
Notice of director nominations and stockholder-proposed business for the annual meeting of stockholders of DRS must be received in writing by the secretary of DRS not more than 90 days and not less than 60 days prior to the annual meeting. With respect to stockholder nominations of candidates for election as directors at a special meeting, notice must be received in writing by the secretary of DRS, no later then the tenth day following the day notice of the meeting was mailed to the stockholders or public disclosure was first made, whichever is earlier.
ESSI's bylaws do not contain provisions relating to notice requirements for shareholder proposals. Therefore, shareholder proposals must be submitted in accordance with the requirements of the rules and regulations of the SEC under Section 14 of the Exchange Act.
Proxy
DRS's bylaws provide that each stockholder may authorize another person to act for the stockholder by proxy. The proxy must be signed by the stockholder or by the stockholder's attorney-in-fact. No proxy will be voted or acted upon after three years from its date, unless the proxy provides for a longer period.
ESSI's bylaws provide that each shareholder may vote his or her shares in person or by proxy executed in writing by the shareholder or his or her authorized attorney-in-fact. No proxy shall be valid after 11 months from the date of its execution, unless the proxy provides for a longer period.
Limitation of Personal Liability of Directors
	DRS's certificate of incorporation provides that no director will be personally liable to DRS or its stockholders for monetary damages for breach of fiduciary duty by such director as a director, except that a director will be liable (1) for breach of the director's duty of loyalty to DRS or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (3) for the unlawful payment of dividends pursuant to Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit.	ESSI does not limit the personal liability of directors.

Indemnification of Officers and Directors	The certificate of incorporation of DRS provides for indemnification to the full extent permitted by the DGCL of all persons whom it may indemnify pursuant thereto.

Section 145 of the DGCL permits a corporation to indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and	ESSI's bylaws provide that ESSI will indemnify its directors, officers and employees against judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with actions, suits or proceedings brought by third parties. However, ESSI will not indemnify these persons:
amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the	•	except to the extent that losses to be indemnified exceed the amount of the losses for which those persons are insured under any liability insurance policy maintained by ESSI;
best interests of the corporation and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. In an action by or in the	•	for remuneration paid to the person if it is finally adjudged that remuneration was in violation of law;
right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the	•	on account of any suit in which judgment is rendered against the person for an accounting of profits made from his or her purchase or sale of securities of ESSI pursuant to the provisions of Section 16(b) of the Exchange Act or similar provisions of any federal, state or local statutory law;
best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, although the court in which the action or suit was brought or the Delaware	•	on account of the person's conduct which is finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct; and
Court of Chancery may determine upon application that the defendant officers or directors are reasonably	•	if it shall be finally adjudged that indemnification is not lawful.
entitled to indemnity for such expenses despite such adjudication of liability.	The indemnification provided by ESSI is not exclusive of any other rights to which those seeking indemnification may be entitled under any statute, bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

Dissenters' Rights
The DGCL provides that a holder of shares of any class or series has the right, in some circumstances, to demand an appraisal of the fair value of his or her shares.

Dissenters' appraisal rights are not available to stockholders of DRS with respect to the merger. See "The Merger—Dissenters' Rights of Appraisal" on page 74.
The MBCL provides that a shareholder of a corporation that is a party to a merger or consolidation may demand an appraisal of the fair value of his or her shares.

Dissenters' rights are available to shareholders of ESSI with respect to the merger. See "The Merger—Dissenters' Rights of Appraisal" on page 74.
Certain Business Combination Restrictions
Section 203 of the DGCL imposes, with some exceptions, a three-year ban on certain transactions and business combinations between a corporation (or its majority-owned subsidiaries) and a holder of 15% or more of the corporation's outstanding voting stock, together with affiliates or associates thereof.

The three-year ban does not apply if:
Section 351.459 of the MBCL imposes a five-year prohibition on business combinations between certain Missouri corporations and an interested shareholder. An interested shareholder is a shareholder beneficially owning 20% or more of the voting stock of the Missouri corporation or who is an affiliate or associate of the Missouri corporation and at any time within the five-year period immediately prior to the date in question was the beneficial
•	either (1) the proposed business combination or (2) the transaction by which the 15% stockholder became a 15% stockholder is approved by the board of directors of the corporation prior to completion;	owner of 20% or more of the voting stock of the Missouri corporation.

The five-year prohibition does not apply if the business combination or the stock acquisition in which the interested shareholder became such is approved by the board of directors of
	• if the 15% stockholder owns at least 85% of the outstanding voting stock of the corporation, without regard to those shares owned by the corporation's officers and directors or certain employee stock plans, or	the corporation on or prior to the stock acquisition date. Even after the expiration of the five-year period, business combinations between the Missouri corporation and the interested shareholder are prohibited

• if approved by the board of directors of the corporation and, at an annual	except for the following business combinations:
or special meeting, by the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the 15% stockholder.	•	where the board approves the business combination or the stock acquisition by the interested shareholder prior to the stock acquisition date;
Delaware has no comparable provision to the provision in the MBCL that specifies the factors that the board of directors of a Delaware corporation may consider in exercising its business judgment in connection with an acquisition proposal.

A corporation may elect not to be governed by Section 203 of the DGCL. Neither DRS's certificate of	•

a business combination approved by holders of a majority of the voting stock not beneficially owned by the interested shareholder or any affiliate or associate of the interested shareholder at a meeting called no earlier than five years after the interested shareholder's stock acquisition date; and
incorporation nor its bylaws contain this election. Therefore, DRS is governed by Section 203 of the DGCL.	•
any business combination in which the consideration is required to be paid to all shareholders is at least (1) the highest price paid by the interested shareholder for shares within the previous five-year period or (2) the current market value of the shares, whichever is greater, plus interest and less dividends paid on such shares since the valuation date.

In addition to the provisions of MBCL 351.459, MBCL 351.407 provides for limited voting rights for persons making a control share acquisition, which is the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to control shares, which are the number of issued and outstanding shares of the corporation, which would entitle the holder to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges of voting power:
	•	one-fifth or more but less than one-third of all voting power;
	•	one-third or more but less than a majority of all voting power; or

•	a majority of all voting power.

Shares of a corporation held for more than ten years shall not be deemed to be control shares. There are several exceptions to the control share acquisition statute, including an exception for an acquisition pursuant to a merger or consolidation.

Under Section 351.407 of the MBCL, control shares acquired in a control share acquisition have the same voting rights as were accorded the shares before the control share acquisition only to the extent granted by resolution approved by the holders of a majority of the shares entitled to vote of the issuing public corporation.

A Missouri corporation may opt out of Section 351.407 by amending its articles of incorporation. ESSI's articles of incorporation do not contain such a provision. Therefore, ESSI is subject to the control share acquisition statute.

ADDITIONAL INFORMATION

Stockholder Proposals

        Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proposals for inclusion in a company's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to the company in a timely manner.

DRS

        Any stockholder intending to submit a proposal for inclusion in the proxy statement for the 2006 annual meeting must meet the eligibility and other criteria required under Rule 14a-8 of the Exchange Act, and the proposal must be in writing and delivered to DRS's Secretary at DRS's principal executive offices at DRS Technologies, Inc., 5 Sylvan Way, Parsippany, New Jersey 07054, no later than the close of business on March 9, 2006 in order to be considered timely. In addition, DRS's bylaws provide for notice procedures to recommend a person for nomination as a director and to propose business to be considered by stockholders at a meeting not included in DRS proxy statement. Pursuant to DRS's bylaws, written notice must be received by DRS's Secretary not earlier than May 6, 2006 and not later than June 5, 2006. The chairman of the meeting may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.

ESSI

        The 2006 annual meeting of ESSI shareholders will not be held if the merger is completed. Therefore, ESSI reserves the right to postpone or cancel its 2006 annual meeting. If the 2006 annual meeting is held, any shareholder intending to submit a proposal for inclusion in the proxy statement for the 2006 annual meeting must meet the eligibility and other criteria required under Rule 14a-8 of the Exchange Act, and the proposal must be in writing and delivered to ESSI's Secretary at ESSI's principal executive offices at Engineered Support Systems, Inc., 201 Evans Lane, St. Louis, Missouri 63121, no later than the close of business on October 31, 2005 in order to be considered timely. If the 2006 annual meeting is held, written notice of shareholder proposals (other than proposals for inclusion in the proxy) for consideration at the 2006 annual meeting must be received by ESSI's Secretary no later than December 17, 2005 to be considered "timely" within the meaning of Rule 14a-4(c) under the Exchange Act. The chairman of the meeting may refuse to acknowledge the introduction of any shareholder proposal not made in compliance with the foregoing procedures.

Legal Matters

        Mark N. Kaplan, a director of DRS, is Of Counsel to the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, which represents DRS in connection with the merger agreement and merger, the financing of the merger and other matters. Such law firm has provided to DRS a legal opinion regarding the issuance of DRS common stock in connection with the merger.

Experts

        The consolidated financial statements and schedule of DRS Technologies, Inc. as of March 31, 2005 and 2004, and for each of the years in the three-year period ended March 31, 2005, and management's assessment of the effectiveness of internal control over financial reporting as of March 31, 2005 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        KPMG LLP's report dated June 9, 2005 on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of March 31, 2005, contains an explanatory paragraph that states that management's assessment of the effectiveness of internal control over financial reporting and KPMG LLP's audit of internal control over financial reporting of DRS Technologies, Inc. and subsidiaries excluded an evaluation of the internal control over financial reporting of acquired businesses, Night Vision Equipment Co., Inc. and Excalibur Electro Optics, Inc. associated with total assets of $43.3 million and total revenues of $18.4 million included in the consolidated financial statements of DRS Technologies, Inc. and subsidiaries as of and for the year ended March 31, 2005.

        The consolidated financial statements and schedule of DRS Technologies, Inc. as of March 31, 2004 and 2003, and for each of the years in the three-year period ended March 31, 2004, also have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The combined financial statements of Night Vision Equipment Co., Inc. and Excalibur Electro Optics, Inc. (the "Affiliate") as of and for the year ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of Buckno Lisicky & Company, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The audited consolidated historical financial statements of ESSI included on pages F-2 to F-28 have been so included in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The audited historical financial statements of Spacelink included on pages F-41 to F-49 have been so included in reliance upon the report of Cherry, Bekaert & Holland, L.L.P., an independent accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

        DRS and ESSI file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information filed by either DRS or ESSI at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of DRS and ESSI are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

        DRS has filed a registration statement on Form S-4 under the Securities Act with the SEC to register the DRS common stock to be issued to certain ESSI shareholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of DRS, in addition to being a proxy statement of DRS and ESSI for their respective special meetings. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about DRS, DRS common stock and ESSI. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

        The SEC allows DRS to "incorporate by reference" information into this joint proxy statement/prospectus. This means that DRS can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus. Neither DRS nor ESSI incorporate the contents of their web sites into this joint proxy statement/prospectus.

        This joint proxy statement/prospectus incorporates by reference the documents listed below that DRS has previously filed with the SEC. They contain important information about DRS and its financial condition. The following documents, which were filed by DRS with the SEC, are incorporated by reference into this joint proxy statement/prospectus:

  •
  Annual Report of DRS on Form 10-K for the fiscal year ended March 31, 2005, filed with the SEC on June 14, 2005;

  •
  Proxy Statement on Schedule 14A filed with the SEC on June 30, 2005;

  •
  Quarterly Report of DRS on Form 10-Q for the quarterly period ended June 30, 2005, filed with the SEC on August 8, 2005;

  •
  Quarterly Report of DRS on Form 10-Q for the quarterly period ended September 30, 2005, filed with the SEC on November 9, 2005;

  •
  Current Report of DRS on Form 8-K/A filed with the SEC on February 25, 2005;

  •
  Current Report of DRS on Form 8-K filed with the SEC on April 7, 2005;

  •
  Current Report of DRS on Form 8-K filed with the SEC on May 17, 2005; and

  •
  Current Report of DRS on Form 8-K filed with the SEC on September 23, 2005.

        In addition, DRS incorporates by reference additional documents that it may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of the DRS special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to Item 7 or Item 8 of any current report on Form 8-K, as well as proxy statements.

        DRS and ESSI also incorporate by reference the Agreement and Plan of Merger attached to this joint proxy statement/prospectus as Annex A.

        DRS has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to DRS and Maxco, and ESSI has supplied all information contained in this joint proxy statement/prospectus relating to ESSI.

        You can obtain any of the documents that DRS and ESSI have filed with the SEC through DRS or ESSI, as the case may be, or from the SEC through the SEC's web site at http://www.sec.gov. These documents are available from DRS and ESSI without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. DRS stockholders and ESSI shareholders may request a copy of such documents by contacting the applicable department at:

DRS Technologies, Inc. 5 Sylvan Way Parsippany, New Jersey 07054 (973) 898-1500 Attention: Investor Relations	Engineered Support Systems, Inc. 201 Evans Lane St. Louis, Missouri 63121 (314) 553-4000 Attention: Investor Relations

        In addition, you may obtain copies of the information relating to DRS, without charge, by sending an e-mail to p.williamson@drs.com. You may obtain copies of some of this information by making a request through the DRS investor relations web site at http://www.shareholder.com/drs/docreq.cfm.

        You may obtain copies of the information relating to ESSI, without charge, by sending an e-mail to investor_relations@essihq.com. You may obtain copies of some of this information through the investor relations section of the ESSI web site at http://www.engineeredsupport.com/investor.htm.

        In order for you to receive timely delivery of the documents in advance of the DRS and ESSI special meetings, DRS or ESSI, as applicable, should receive your request no later than January 23, 2006.

        We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies.

CONSOLIDATED FINANCIAL STATEMENTS

Index to Financial Statements

Engineered Support Systems, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Audited Consolidated Balance Sheets at October 31, 2004 and 2003	F-3
Audited Consolidated Statements of Income for the years ended October 31, 2004, 2003 and 2002	F-4
Audited Consolidated Statements of Shareholders' Equity for the years ended October 31, 2004, 2003 and 2002	F-5
Audited Consolidated Statements of Cash Flows for the years ended October 31, 2004, 2003 and 2002	F-6
Notes to Audited Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Balance Sheet as of July 31, 2005	F-29
Unaudited Condensed Consolidated Statements of Income for the nine months ended July 31, 2005 and 2004	F-30
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended July 31, 2005 and 2004	F-31
Notes to Unaudited Condensed Consolidated Financial Statements	F-32
Spacelink International, LLC
Report of Independent Accountants	F-41
Audited Balance Sheets at December 31, 2004 and 2003	F-42
Audited Statements of Income and Members' Equity for the years ended December 31, 2004 and 2003	F-43
Audited Statements of Cash Flows for the years ended December 31, 2004 and 2003	F-44
Notes to Audited Financial Statements	F-45

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Engineered Support Systems, Inc.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Engineered Support Systems, Inc. and its subsidiaries at October 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
December 14, 2004, except as to the stock split described in Note O, the acquisitions described in Note N and P and the matters described in Note Q which are as of November 18, 2005

Engineered Support Systems, Inc.

Consolidated Balance Sheets
(In thousands, except per share amounts)

	October 31
	2004		2003
Assets
Current Assets
Cash and cash equivalents		$33,153	$2,880
Accounts receivable, net		139,191	90,805
Contracts in process and inventories, net		61,009	50,959
Deferred income taxes		6,921	5,939
Prepaid expenses and other assets		2,846	4,668

Total Current Assets		243,120	155,251
Property, Plant and Equipment
Land		4,387	5,541
Buildings and improvements		39,704	41,955
Machinery and equipment		26,567	26,672
Furniture and fixtures		5,465	4,998

		76,123	79,166
Accumulated depreciation		(29,177)	(28,800)

		46,946	50,366
Goodwill		167,358	191,332
Acquired customer-related intangibles		38,314	11,049
Deferred income taxes		1,876	2,145
Other assets		13,520	11,303

Total Assets		$511,134	$421,446

Liabilities and Shareholders' Equity
Current Liabilities
Notes payable	$		$73,100
Current maturities of long-term debt		340	90
Accounts payable		71,796	48,609
Income taxes payable		10,067	2,493
Accrued employee compensation		27,806	27,933
Other liabilities		21,063	32,336

Total Current Liabilities		131,072	184,561
Long-term debt		781
Minimum pension liability		28,237	25,751
Other liabilities		14,088	13,967
Commitments and contingencies (Note M)
Shareholders' Equity
Common stock, par value $.01 per share; 85,000 shares authorized; 26,642 and 25,263 shares issued		266	253
Additional paid-in capital		151,805	106,512
Retained earnings		202,730	127,753
Accumulated other comprehensive loss		(17,845)	(16,142)

		336,956	218,376
Treasury stock at cost, 0 and 561 shares			(21,209)

Total Shareholders' Equity		336,956	197,167

Total Liabilities and Shareholders' Equity		$511,134	$421,446

See Notes to Consolidated Financial Statements.

Engineered Support Systems, Inc.

Consolidated Statements of Income
(In thousands, except per share amounts)

	Year Ended October 31
	2004	2003	2002
Net revenues:
Products	$596,162	$461,490	$389,324
Services	287,468	111,211	18,621

	883,630	572,701	407,945

Cost of revenues:
Products	408,282	340,380	297,286
Services	252,658	94,262	15,481

	660,940	434,642	312,767

Gross profit	222,690	138,059	95,178
Selling, general and administrative expense	98,042	63,832	45,145
Restructuring expense	62	1,758	1,441
Gain (loss) on sale of assets	(1,290)	147	7

Operating income from continuing operations	123,296	72,616	48,599
Interest expense	(1,215)	(1,881)	(3,367)
Interest income	353	221	128

Income from continuing operations	122,434	70,956	45,360
Income tax provision	46,525	27,673	17,694

Net income from continuing operations	75,909	43,283	27,666
Discontinued operations:
Income from discontinued operations, net of income tax		294	49
Loss on disposal, net of income tax		(169)	(4,182)

Net income	$75,909	$43,408	$23,533

Basic earnings per share:
Continuing operations	$1.95	$1.19	$0.79
Discontinued operations:
Loss on disposal			(0.12)

Total	$1.95	$1.19	$0.67

Diluted earnings per share:
Continuing operations	$1.82	$1.12	$0.76
Discontinued operations:
Loss on disposal			(0.11)

Total	$1.82	$1.12	$0.65

See Notes to Consolidated Financial Statements.

Engineered Support Systems, Inc.

Consolidated Statements of Shareholders' Equity
(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at October 31, 2001	$117	$85,682	$61,823	$(5,554)	$(32,676)	$109,392
Comprehensive income:
Net income			23,533			23,533
Other components of comprehensive income, net of tax:
Minimum pension liability adjustment				(9,428)		(9,428)
Adjustment to fair value of derivatives				707		707

Total comprehensive income						14,812

Cash dividends			(395)			(395)
Issuance of common stock	1	1,354				1,355
Exercise of stock options		5,235			792	6,027
Issuance of treasury stock		3,350			316	3,666
Three-for-two stock split	52	(52)

Balance at October 31, 2002	170	95,569	84,961	(14,275)	(31,568)	134,857
Comprehensive income:
Net income			43,408			43,408
Other components of comprehensive income, net of tax:
Minimum pension liability adjustment				(2,044)		(2,044)
Adjustment to fair value of derivatives				177		177

Total comprehensive income						41,541

Cash dividends			(616)			(616)
Issuance of common stock	1	1,727				1,728
Exercise of stock options		8,682			9,705	18,387
Purchase of treasury stock					(557)	(557)
Issuance of treasury stock		983			844	1,827
Three-for-two stock split	82	(449)			367

Balance at October 31, 2003	253	106,512	127,753	(16,142)	(21,209)	197,167
Comprehensive income:
Net income			75,909			75,909
Other components of comprehensive income, net of tax:
Minimum pension liability adjustment				(2,293)		(2,293)
Currency translation adjustments				590		590

Total comprehensive income						74,206

Cash dividends			(932)			(932)
Issuance of common stock	1	4,135				4,136
Exercise of stock options	12	36,594			19,920	56,526
Issuance of treasury stock		409			1,289	1,698
Stock option compensation		4,155				4,155

Balance at October 31, 2004	$266	$151,805	$202,730	$(17,845)	$0	$336,956

See Notes to Consolidated Financial Statements.

Engineered Support Systems, Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended October 31
	2004	2003	2002
Cash Flow from Operating Activities:
Net income from continuing operations	$75,909	$43,283	$27,666
Adjustments to reconcile net income from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	12,991	8,961	7,038
Deferred income taxes	2,423	5,768	(1,082)
Loss (gain) on sale of assets	1,290	(147)	(10)
Stock option compensation expense	4,155

Cash provided by continuing operations before changes in operating assets and liabilities, excluding the effects of acquisitions	96,768	57,865	33,612
Changes in operating assets and liabilities:
Accounts receivable	(47,657)	(13,639)	(8,725)
Contracts in process and inventories	(7,520)	3,065	12,723
Accounts payable	22,455	5,539	4,911
Current income taxes	7,826	4,996	3,347
Net changes in other assets and liabilities	(5,303)	7,017	9,343

Net cash provided by continuing operations	66,569	64,843	55,211
Net cash provided by (used in) discontinued operations		1,612	(670)

Net cash provided by operating activities	66,569	66,455	54,541

Cash Flow from Investing Activities:
Purchase of Pivotal Power, net of cash acquired	(10,064)
Purchase of TAMSCO, net of cash acquired	(7,440)	(77,415)
Purchase of EEI, net of cash acquired	(99)	(16,630)
Purchase of Radian, net of cash acquired			(39,997)
Purchase of UPSI, net of cash acquired	(2,026)	(5,008)	(5,500)
Additions to property, plant and equipment	(8,034)	(9,681)	(3,515)
Proceeds from sale of property, plant and equipment	5,674	316	11

Net cash used in continuing operations	(21,989)	(108,418)	(49,001)

Net cash provided by (used in) discontinued operations		2,918	(11)

Net cash used in investing activities	(21,989)	(105,500)	(49,012)

Cash Flow from Financing Activities:
Net borrowings (payments) under line-of-credit agreement	(73,100)	60,100	12,300
Payments of long-term debt	(285)	(41,910)	(21,038)
Proceeds of long-term debt	382
Exercise of stock options	56,526	18,387	6,027
Purchase of treasury stock		(557)
Cash dividends	(932)	(616)	(395)
Issuance of common stock to employee stock purchase plan	3,079	1,728	1,355

Net cash provided by (used in) continuing operations	(14,330)	37,132	(1,751)
Net cash provided by (used in) discontinued operations

Net cash provided by (used in) financing activities	(14,330)	37,132	(1,751)

Effective of exchange rate changes on cash	23

Net increase (decrease) in cash and cash equivalents	30,273	(1,913)	3,778
Cash and cash equivalents at beginning of year	2,880	4,793	1,015

Cash and Cash Equivalents at End of Year	$33,153	$2,880	$4,793

See Notes to Consolidated Financial Statements.

Engineered Support Systems, Inc.

Notes to Consolidated Financial Statements
(in thousands, except per share amounts)

Note A—Significant Accounting Policies

        Basis of Presentation and Principles of Consolidation.    The Consolidated Financial Statements include the accounts of Engineered Support Systems, Inc. (Company) and its wholly-owned subsidiaries. These subsidiaries are organized within the Company's two business segments: Support Systems and Support Services. The Support Systems segment includes the operations of Systems & Electronics Inc. (SEI), Keco Industries, Inc. (Keco), Engineered Air Systems, Inc. (Engineered Air), Engineered Coil Company, d/b/a Marlo Coil (Marlo Coil), Engineered Electric Company, d/b/a Fermont (Fermont), Universal Power Systems, Inc. (UPSI), Engineered Environments, Inc. (EEI) and Pivotal Power Inc. (Pivotal Power). The Support Services segment includes the operations of Technical and Management Services Corporation (TAMSCO), Radian, Inc. (Radian) and ESSIbuy.com, Inc. (ESSIbuy). All material intercompany accounts and transactions have been eliminated in consolidation.

        Industry Information.    The Company's Support Systems segment designs, engineers and manufactures integrated military electronics and other military support equipment primarily for the DoD, as well as related heat transfer and air handling equipment for domestic commercial and industrial users, and material handling equipment primarily for the U.S. Postal Service. Segment products include environmental control systems, load management and transport systems, power generation, distribution and conditioning systems, airborne radar systems, reconnaissance, surveillance and target acquisition systems, chemical and biological protection systems, petroleum and water distribution systems and other multipurpose military support equipment. The Company's Support Services segment provides engineering services, logistics and training services, advanced technology services, asset protection systems and services, telecommunication systems integration and information technology services primarily for the DoD. The Support Services segment also provides certain power generation and distribution equipment and vehicle armor installation to the DoD. Substantially, all revenues are directly or indirectly derived from contracts with the U.S. Government.

        Use of Estimates.    In preparing these financial statements, management makes estimates and uses assumptions that affect some of the reported amounts and disclosures. Actual results could differ from these estimates and assumptions.

        Cash and Cash Equivalents.    Cash equivalents include temporary investments with original maturities of three months or less.

        Revenue Recognition.    Revenues on long-term contracts, substantially all of which are with the U.S. government, are recognized under the percentage of completion method and include a proportion of the earnings that are expected to be realized on the contract in the ratio that production measures, primarily labor, incurred bear to the total estimated production measures for the contract. Earnings expectations are based upon estimates of contract values and costs at completion. Contracts in process are reviewed on a periodic basis. Adjustments to revenues and earnings are made in the current accounting period based upon revisions in contract values and estimated costs at completion. Amounts representing contract change orders, claims and other items are included in revenues, as recognized under the percentage of completion method, only when these amounts can be reliably estimated and realization is probable. Provisions for estimated losses on contracts are recorded when identified. Substantially all other revenues are recognized when title passes to the customer.

        Stock-Based Compensation.    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. (See Note J for a further description of these plans.) Accordingly, no compensation expense has been recognized for stock option awards. The following table illustrates the effect on net income from continuing operations and earnings per share, after the effect of the stock split described in Note O, had the Company applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation," to stock option awards.

	Year Ended October 31
	2004	2003	2002
Reported net income from continuing operations	$75,909	$43,283	$27,666
Total stock-based employee compensation expense determined under the fair value method for all stock option awards, net of income tax	2,924	3,521	11,105

Pro forma net income	$72,985	$39,762	$16,561

Earnings per share:
Basic—as reported	$1.95	$1.19	$0.79

Basic—pro forma	$1.87	$1.10	$0.47

Diluted—as reported	$1.82	$1.12	$0.76

Diluted—pro forma	$1.75	$1.03	$0.45

The fair value of options at the grant date was estimated using the Black-Scholes model with the following weighted average assumptions for 2004, 2003 and 2002, respectively: an expected life of 1.5 years; volatility of 26%, 36% and 51%; a dividend yield of 0.11%, 0.18% and 0.24%; and a risk-free interest rate of 3.52%, 3.25% and 3.74%.

The weighted average fair value of options granted in 2004, 2003 and 2002 was $5.37, $5.03 and $3.41, respectively.

        Fair Value of Financial Instruments.    For purposes of financial reporting, the Company has determined that the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and long-term debt, approximates book value at October 31, 2004 and 2003, based on either their short-term nature or on terms currently available to the Company in financial markets.

        Credit Risk.    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and accounts receivable. At October 31, 2004 and 2003, the Company's cash and cash equivalents were primarily invested in money market accounts at a financial institution. Management believes the credit risk is limited due to the short-term nature of these funds. Management believes the credit risk related to accounts receivable is limited due to the fact that 79% and 72% of accounts receivable at October 31, 2004 and 2003, respectively, are due from the U.S. government and its agencies. Allowances for anticipated doubtful accounts are provided based on historical experience and evaluation of specific accounts. The allowance for doubtful accounts was $90 and $211 at October 31, 2004 and 2003, respectively.

        Interest Rate Risk.    Interest rate risk is managed through a portfolio of variable- and fixed-rate debt that management deems appropriate. Furthermore, the Company will periodically convert its variable-rate debt to fixed rates via interest rate swaps. Given the Company's outstanding debt position and anticipated cash flows, management does not believe its exposure to interest rate fluctuations has had, or will have, a significant impact on the Company's operations. The Company, therefore, had no interest rate swaps as of October 31, 2004.

        Contracts in Process and Inventories.    Contracts in process and inventories represent accumulated contract costs, estimated earnings thereon based upon the percentage of completion method and contract inventories reduced by the contract value of delivered items. Accumulated contract costs and inventories are stated at actual costs incurred and consist of direct engineering, production, tooling, applicable overhead and other costs (excluding selling, general and administrative costs which are charged against income as incurred). Title to or a security interest in certain items included in contracts in process and inventories is vested in the U.S. government by reason of the progress payment provisions of related contracts. In accordance with industry standards, contracts in process and inventories related to long-term contracts are classified as current assets although a portion may not be realized within one year. Substantially all inventories related to contracts not accounted for under the percentage of completion method are valued at the lower of cost or market using the first-in, first-out method.

        Property, Plant and Equipment.    Property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of 15 to 40 years for buildings and improvements, 5 to 15 years for machinery and equipment, and 3 to 10 years for furniture and fixtures. Depreciation expense totaled $5,627 in 2004, $5,387 in 2003 and $4,934 in 2002.

        Income Taxes.    The income tax provision is based on earnings reported in the financial statements. Deferred income taxes are provided for the tax effects of temporary differences between financial and income tax reporting using current statutory tax rates.

        Impairment of Long-lived Assets.    Long-lived assets, including goodwill, are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

        Earnings Per Share.    Basic earnings per share is based on average basic common shares outstanding, after the effect of the stock split described in Note O, of 38,987 in 2004, 36,305 in 2003 and 35,060 in 2002. Diluted earnings per share is based on average diluted common shares outstanding, after the effect of the stock split described in Note O, of 41,799 in 2004, 38,757 in 2003 and 36,471 in 2002. Average diluted common shares outstanding include common stock equivalents, which represent common stock options as computed using the treasury stock method.

        Treasury Stock.    Shares of treasury stock are valued at cost using the first-in, first-out method.

Recently Issued Accounting Pronouncements.

        In December 2003, the FASB issued a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," and to exempt certain entities from its requirements. The adoption of FIN 46R has not had a material impact on the Company's financial statements as it does not maintain any of the interests governed by this pronouncement.

        In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (Revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," (SFAS 132R). This statement requires more detailed disclosure information about pension plan assets, benefit obligations, cash flows, benefit costs and related information. Companies are required to segregate plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and other informational disclosures. SFAS 132R is effective for interim periods beginning after December 15, 2003 and was adopted by the Company in the second quarter of 2004.

        In May 2004, the FASB issued FASB Staff Position No. FAS 106-2 (FSP 106-2), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Medicare Act) which supersedes FSP 106-1 of the same title. FSP 106-2 clarifies the accounting for the benefits attributable to new government subsidies for companies that provide prescription drug benefits to retirees. FSP 106-2 is effective for interim periods beginning after June 15, 2004 and was adopted by the Company in the fourth quarter of 2004. The Company expects to be eligible for little, if any, subsidy based on the design of the retiree medical plan. Therefore, the effects of the Act will not have a material impact on the Company's estimated health care costs or participation rates.

        In October 2004, Congress passed the American Jobs Creation Act of 2004 (the Jobs Creation Act). The Jobs Creation Act includes numerous provisions that may materially affect business practices and accounting for income taxes. For companies that pay U.S. income taxes on manufacturing activities in the U.S., the Jobs Creation Act provides a phased-in deduction from taxable income equal to a stipulated percentage of qualified income from domestic production activities. In December 2004, the FASB issued two FASB Staff Positions (FSP) regarding the accounting implications of the Act related to (1) the deduction for qualified domestic production activities (FSP 109-1) and (2) the one-time tax benefit for the repatriation of foreign earnings (FSP 109-2). This guidance applies to financial statements for periods ending after the date the Act was enacted. The Jobs Creation Act also provides for a change in the period of application for foreign tax credits, elimination of the 90-percent limitation of foreign tax credits against Alternative Minimum Tax, expanded disallowance of interest on convertible debt, and tax shelter disclosure penalties. The Jobs Creation Act and related FASB pronouncements will have a material impact on the Company's Consolidated Financial Statements.

        In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123R). SFAS 123R requires companies to expense the value of employee stock options and similar awards. This statement is effective November 1, 2005 for the Company. The Company is currently evaluating its compensation policies and practices, along with the impact of SFAS 123R on its results of operations.

Note B—Acquisitions

        On May 1, 2003, the Company acquired all of the outstanding common stock of TAMSCO, a provider of information technology logistics and digitization services and a designer and integrator of telecommunication systems primarily for the U.S. Department of Defense (DoD). The purchase price was approximately $71.1 million, which is net of $0.1 million of cash acquired. Approximately $1.1 million of the purchase price has not been paid subject to final collection of accounts receivable. In connection with this transaction, the Company also assumed and paid $14.9 million of TAMSCO indebtedness. The purchase of TAMSCO, net of cash acquired, totals $84.9 million in the Consolidated Statements of Cash Flows, which represents the $71.1 million purchase price plus assumed indebtedness of $14.9 million less $1.1 million of purchase price not yet paid. The initial purchase price allocation for TAMSCO was based on preliminary information, which was subject to adjustment upon obtaining complete valuation information. During the second quarter of 2004, the Company completed its valuation of the assets acquired and liabilities assumed. As a result, the Company reclassified $29.9 million from goodwill, as recorded in the preliminary allocation, to acquired customer-related intangibles and recorded a $2.2 million non-cash charge in the quarter ended April 30, 2004 to reflect the related amortization expense from acquisition date. The fair value of assets acquired, including goodwill of $35.9 million and acquired customer-related intangibles of $29.9 million, was $103.9 million and liabilities assumed totaled $32.8 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility.

        The following unaudited pro forma summary presents the combined historical results of operations, after the effect of the stock split described in Note O, for the year ended October 31, 2003 as adjusted to reflect the TAMSCO purchase transaction assuming the acquisition had occurred at November 1, 2002. These pro forma results are not necessarily indicative of the combined results that would have occurred had the acquisition actually taken place on November 1, 2002, nor are they necessarily indicative of the combined results that may occur in the future.

Year Ended October 31, 2003
Net revenues	$652,655

Net income from continuing operations	$46,144

Basic earnings per share from continuing operations	$1.27

Diluted earnings per share from continuing operations	$1.19

        Certain information with respect to the assets and liabilities of TAMSCO as of acquisition date is summarized as follows:

May 1, 2003
Accounts receivable	$27,837
Contracts in process and inventories	6,832
Property, plant and equipment	2,906
Goodwill	35,847
Acquired customer-related intangibles	29,850
Other assets	676

Total Assets	$103,948

Notes payable	$14,038
Current maturities of long-term debt	813
Accounts payable	13,856
Accrued expenses and other liabilities	4,102

$32,809

        On December 5, 2003, the Company acquired all of the outstanding stock of Pivotal Power, a supplier of high-performance static power conversion equipment primarily to military customers. The purchase price was approximately $10.1 million, net of cash acquired. The initial purchase price allocation for Pivotal Power was based on preliminary information, which was subject to adjustment upon obtaining complete valuation information. During the fourth quarter of 2004, the Company completed its valuation and reclassified $1.2 million from goodwill, as recorded in the preliminary allocation, to acquired customer-related intangibles and recorded a $0.2 million non-cash charge in the quarter ended October 31, 2004 to reflect the related amortization expense from acquisition date. The fair value of assets acquired, including goodwill of $4.8 million and acquired customer-related intangibles of $1.2 million, was $11.6 million and liabilities assumed totaled $1.5 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility.

        On September 24, 2003, the Company acquired all of the outstanding common stock of EEI, a designer and manufacturer of specialized environmental control units and heat transfer systems for defense and industrial markets. The purchase price was approximately $15.6 million. The purchase of EEI, net of cash acquired, totals $16.7 million in the Consolidated Statements of Cash Flows, which represents the $15.6 million purchase price plus assumed indebtedness of $1.1 million. The initial purchase price allocation for EEI was based on preliminary information, which was subject to adjustment upon obtaining complete valuation information. During the fourth quarter of 2004, the Company completed its valuation and reclassified $2.9 million from goodwill, as recorded in the preliminary allocation, to acquired customer-related intangibles and recorded a $0.5 million non-cash charge in the quarter ended October 31, 2004 to reflect the related amortization expense from acquisition date. The fair value of assets acquired, including goodwill of $11.6 million and acquired customer-related intangibles of $2.9 million, was $19.9 million and liabilities assumed totaled $4.3 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility.

        On June 27, 2002, the Company acquired all of the outstanding common stock of UPSI, a provider of uninterruptible power supply systems for the DoD, intelligence agencies and commercial customers. The purchase price was approximately $5.5 million plus certain contingent cash consideration based upon UPSI's net revenue levels through two measurement dates, December 31, 2002 and October 31, 2003. Based upon UPSI's net revenue through the December 31, 2002 measurement date, $5.0 million of cash consideration was added to purchase price and paid during the year ended October 31, 2003. Based upon UPSI's net revenue through the October 31, 2003 measurement date, $2.0 million of cash consideration was added to purchase price and paid subsequent to and accrued as of October 31, 2003. The fair value of the assets acquired, including goodwill of $12.5 million, was $13.6 million and liabilities assumed totaled $1.1 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility.

        On May 10, 2002, the Company acquired all of the outstanding common stock of Radian, a supplier of engineering, logistics support and systems integration services to the DoD. The purchase price was approximately $42.0 million, which included consideration of $2.0 million in the common stock of the Company. The purchase price is net of $0.4 million of cash acquired. The fair value of the assets acquired, including goodwill of $31.7 million and customer-related intangibles of $15.3 million, was $58.3 million and liabilities assumed totaled $16.3 million. The cash portion of the purchase price was financed with available cash resources and short-term borrowings under the Company's revolving credit facility.

        TAMSCO and Radian are included in the Support Services segment. Pivotal Power, EEI and UPSI are included in the Support Systems segment. The operating results of each are included in consolidated operations since their respective dates of acquisition.

Note C—Goodwill and Intangible Assets

        The Company adopted SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets" effective November 1, 2001. The Company has identified its reporting units to be its operating subsidiaries. The carrying value of each reporting unit as of November 1, 2001 was determined by assigning assets and liabilities, including existing goodwill and acquired intangible assets, to the reporting units. Upon adoption of SFAS 142, amortization of goodwill ceased. The Company performed a transitional goodwill impairment assessment as of November 1, 2001 and goodwill impairment assessments as of October 31, 2002, 2003 and 2004. None of these assessments resulted in impairment of goodwill. The following table presents changes in the Company's goodwill for the

Support Systems segment and for the Support Services segment for the three years ended October 31, 2004:

	Support Systems	Support Services		Total
October 31, 2001	$71,427	$		$71,427
Acquisitions	5,406		26,611	32,017

October 31, 2002	76,833		26,611	103,444
Acquisitions	18,886		69,002	87,888

October 31, 2003	95,719		95,613	191,332
Acquisitions	6,935		1,821	8,756
Reclassification to acquired customer-related intangibles	(2,880)		(29,850)	(32,730)

October 31, 2004	$99,774		$67,584	$167,358

        The following disclosure presents certain information on the Company's acquired identifiable intangible assets as of October 31, 2004, 2003 and 2002. All acquired identifiable intangible assets are being amortized over their estimated useful lives, as indicated below, with no estimated residual values.

	Weighted Average Amortization Period	Gross Amount	Accumulated Amortization	Net Amount
Customer-related intangibles:
October 31, 2004	11.6 years	$49,263	$10,949	$38,314
October 31, 2003	5.4 years	$15,300	$4,251	$11,049
October 31, 2002	5.4 years	$15,300	$1,420	$13,880

        The amortization expense related to acquired intangible assets was $6,698 for the year ended October 31, 2004 and $2,831 for the year ended October 31, 2003. Related estimated amortization expense is $5,505 annually through the year ending October 31, 2006, $5,137 for the year ending October 31, 2007, $2,550 for the year ending October 31, 2008 and $2,510 for the year ending October 31, 2009.

Note D—Operational Restructuring

        During the quarter ended April 30, 2003, the Company announced a restructuring plan under which electronics assembly work performed at the Sanford, Florida facility of the Company's SEI subsidiary would be relocated to alternate SEI facilities. Statement of Financial Accounting Standards No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities," applies to all disposal activities initiated after December 31, 2002. SFAS 146 requires that a liability for employee termination costs associated with an exit or disposal activity be recognized when the liability is incurred. In accordance with SFAS 146, the Company recorded restructuring expense of $2.1 million in the year ended October 31, 2003 and $0.1 million in the year ended October 31, 2004, consisting of $1.3 million for severance and related benefits and $0.9 million for non-cash costs associated with the write-down of the Sanford, Florida facility to its fair market value. The Company anticipates that it will record no additional restructuring expense related to this plan. The plan involved the termination of 107 employees, all of which had been terminated as of October 31, 2004.

        During the year ended October 31, 2004, the Company recorded the following costs in connection with this restructuring plan.

	Accrued at October 31, 2003	Expense	Utilized	Accrued at October 31, 2004
Severance and related benefits	$983	$62	$1,045	$

Note E—Discontinued Operations

        During the quarter ended April 30, 2002, the Company formally adopted a plan to dispose of Engineered Specialty Plastics, Inc. (ESP), a wholly-owned subsidiary. The Company completed the sale of ESP in the quarter ended April 30, 2003 to a private equity group. Consideration received by the Company included $4.1 million of cash, a $3.3 million two-year note from the buyers secured by the real property of ESP, and contingent consideration based upon ESP's future revenues, net of a $0.8 million working capital adjustment paid by the Company. In conjunction with the intended disposition of ESP, the Company recorded an estimated loss on disposal of discontinued operations of $4.2 million during the year ended October 31, 2002 to reduce the carrying value of ESP's net assets to their estimated fair value less estimated selling costs. The completion of the sale resulted in an additional $0.2 million loss on disposal during the year ended October 31, 2003. The Company has reported the results of operations of ESP as discontinued operations in the Consolidated Statements of Income. Certain information with respect to the discontinued operations of ESP is as follows:

	Year Ended October 31
	2003	2002
Net revenues	$9,136	$17,619

Income from discontinued operations, net of income tax	$294	$49
Loss on disposal, net of income tax	(169)	(4,182)

Income (loss) on discontinued operations	$125	$(4,133)

Note F—Accounts Receivable

        Accounts receivable includes amounts due from the U.S. government and its agencies of $109,991 and $65,441 at October 31, 2004 and 2003, respectively.

Note G—Contracts in Process and Inventories

        Contracts in process and inventories are comprised of the following:

	October 31
	2004	2003
Raw materials	$1,874	$2,669
Work-in-process	5,246	2,332
Finished goods	493	185
Inventories substantially applicable to government contracts in process, reduced by progress payments of $54,629 and $55,010	53,396	45,773

	$61,009	$50,959

        Contracts in process and inventories at October 31, 2004 and 2003 include estimated revenue of $82,763 and $91,568, respectively, representing accumulated contract costs and related estimated earnings on uncompleted government contracts.

Note H—Notes Payable and Long-term Debt

        Effective April 23, 2003, the Company retired all borrowings under the existing credit facility and entered into a new bank agreement which provided a $125 million unsecured revolving credit facility. Borrowings under the new agreement, which expires April 23, 2007, are subject to interest, at the Company's option, at either the Eurodollar rate plus an applicable margin or at the prime rate plus an applicable margin. The margin applicable to the Eurodollar rate varies from 0.875% to 1.625% and the margin applicable to the prime rate varies from 0.0% to 0.25% depending upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization (leverage ratio). At October 31, 2004, the Company had $121.4 million of availability under the revolving credit facility ($125.0 million total facility less $3.6 million of outstanding letters of credit), which carries an unused commitment fee of 0.2% to 0.35% depending on the Company's leverage ratio.

        The credit agreement contains certain covenants, including maintaining net worth of at least $135 million plus 50% of the sum, to the extent positive, of net income and other comprehensive income (loss) after January 31, 2003 plus the net proceeds of all equity offerings. The Company must also maintain a leverage ratio no greater than 2.75 to 1 through October 31, 2004 and 2.50 to 1 subsequent to that date. Pursuant to the terms of the credit agreement, the Company is subject to various other financial and operating covenants and maintenance criteria, including restrictions on the Company's ability to incur additional indebtedness, make capital expenditures, create liens, dispose of material assets and enter into merger transactions and lease agreements. At October 31, 2004, the Company was in compliance with all covenants of its credit agreement. No compensating balance is required or maintained related to the agreement.

        There were no borrowings under the revolving credit facility as of October 31, 2004 and borrowings under the revolving credit facility averaged $53.4 million for the year ended October 31, 2004. Borrowings under the revolving credit facility are unsecured and are guaranteed by the Company.

        Interest paid was $1,370 in 2004, $2,215 in 2003 and $3,124 in 2002.

Note I—Income Taxes

        The income tax provision is comprised of the following:

	Year Ended October 31
		2003		2002
	2004	Continuing Operations	Combined	Continuing Operations	Combined
Current:
Federal	$40,338	$20,091	$20,187	$14,967	$14,117
State	4,153	1,798	1,798	2,017	2,017
Foreign	(389)

	44,102	21,889	21,985	16,984	16,134

Deferred:
Federal	2,184	5,191	5,176	637	(974)
State	187	593	592	73	(108)
Foreign	52

	2,423	5,784	5,768	710	(1,082)

	$46,525	$27,673	$27,753	$17,694	$15,052

        The deferred income tax provision (benefit) results from the following temporary differences:

	Year Ended October 31
		2003		2002
	2004	Continuing Operations	Combined	Continuing Operations	Combined
Uncompleted contracts	$(146)	$541	$541	$143	$143
Depreciation	90	289	343	(504)	(539)
Goodwill and intangible amortization	2,035	3,589	3,589	1,485	1,485
Employee benefit plans	685	(57)	(57)	348	354
Loss on disposal of discontinued operations			(60)		(1,823)
Other, net	(241)	1,422	1,412	(762)	(702)

	$2,423	$5,784	$5,768	$710	$(1,082)

        Deferred income tax liabilities (assets) are comprised of the following:

	Year Ended October 31
	2004	2003
Depreciation	$2,398	$2,769
Uncompleted contracts	(1,360)	(1,212)
Employee benefits	(6,291)	(4,124)
Goodwill and intangibles	13,087	11,333
Asset reserves	(1,160)	(1,633)
Capital loss carryforward	(2,814)	(2,814)
Other comprehensive loss	(11,299)	(10,321)
Other, net	(4,475)	(4,896)

	(11,914)	(10,898)
Valuation allowance	3,117	2,814

	$(8,797)	$(8,084)

        Deferred income tax assets are presented on the Consolidated Balance Sheets as follows:

	Year Ended October 31
	2004	2003
Current assets	$(6,921)	$(5,939)
Non-current assets	(1,876)	(2,145)

	$(8,797)	$(8,084)

        A reconciliation between the income tax provision and the annual amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

	Year Ended October 31
	2004	2003	2002
Income tax provision at statutory federal rate	$42,852	$24,835	$15,876
State income taxes and other, net	3,673	2,838	1,818

	$46,525	$27,673	$17,694

        As of October 31, 2004 and 2003, the Company had a U.S. capital loss carryover of $7,402 which will expire in 2009. As of October 31, 2004, the Company had foreign investment tax credit carryovers of $1,007 which will begin to expire in 2006. The Company provided a valuation allowance of $3,117 in 2004 and $2,814 in 2003 on the capital loss carryforward and foreign tax credit carryovers, the recovery of which is uncertain.

        Income taxes paid were $12,479 in 2004, $13,923 in 2003 and $2,713 in 2002.

Note J—Stock Options

        The Company has established plans whereby options may be granted to employees and directors of the Company to purchase shares of the Company's common stock. Options granted are at an option price equal to the market value on the date the option is granted. Subject to continuation of employment, all options must be exercised within five years from the date of grant and are exercisable at any time during this period. As of October 31, 2004, 4,828 shares of unissued common stock were authorized and reserved for outstanding options, which had a weighted average remaining contractual life of 3.1 years at that date. Transactions involving the stock option plans, after the effect of the stock split described in Note O, are as follows:

	Shares	Price Per Share
Outstanding at October 31, 2001	2,127	$1.95 to $8.86
Options granted	5,346	$12.63 to $13.42
Options exercised	(720)	$1.95 to $8.86

Outstanding at October 31, 2002	6,753	$2.48 to $13.42
Options granted	1,148	$15.91 to $29.46
Options exercised	(1,251)	$2.48 to $16.61
Options forfeited	(2)	$13.42

Outstanding at October 31, 2003	6,648	$2.57 to $29.46
Options granted	879	$29.63 to $37.07
Options exercised	(2,697)	$2.59 to $29.46
Options forfeited	(2)	$13.42 to $36.83

Outstanding at October 31, 2004	4,828	$2.57 to $37.07

        The following table summarizes information for stock options outstanding, after the effect of the stock split described in Note O, at October 31, 2004:

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price
$2.57 to $8.86	666	1.0 years	$4.38
$12.63 to $17.40	2,551	2.8 years	$13.31
$29.46 to $37.07	1,611	4.4 years	$32.98

        The following table provides information, after the effect of the stock split described in Note O, as of October 31, 2004 with respect to the shares of common stock that may be issued under the Company's existing equity compensation plans:

	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation approved by shareholders	4,473	$19.06	1,303
Equity compensation plans not approved by shareholders	355	$13.43

Total	4,828	$18.65	1,303

        During the quarter ended October 31, 2004, the Company recorded a charge of $5.0 million ($3.1 million on an after-tax basis) for severance and related benefit costs incurred in connection with the resignation of the Company's former Chief Executive Officer. Of this amount, $4.2 million ($2.6 million on an after-tax basis) represents a non-cash charge associated with the extension of the exercise period of vested non-qualified stock options in accordance with FASB Interpretation No. 44 (FIN44), "Accounting for Certain Transactions Involving Stock Compensation."

Note K—Pension and Other Postretirement Benefits

        Effective September 30, 1999, the Company acquired SEI and assumed the pension and other postretirement benefit plans related to SEI's employees and non-employee participants. Substantially all employees of SEI are covered by defined benefit or defined contribution pension plans. In addition, certain retirees of SEI are eligible for postretirement health and life insurance benefits. To qualify for postretirement health and life insurance benefits, an SEI employee must retire at age 55 or later and the employee's age plus service must equal or exceed 75. Retiree contributions are defined as a percentage of medical premiums. Consequently, retiree contributions increase with increases in the medical premiums. The life insurance plans are noncontributory and provide coverage of a flat dollar amount for qualifying retired SEI employees.

        All former full-time employees of Engineered Air who were covered by a collective bargaining agreement are also covered by a defined benefit pension plan. These SEI and Engineered Air benefits are provided under defined benefit pay-related and flat-dollar plans, which are primarily non-contributory. Annual Company contributions to retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act or other applicable regulations.

        The components of pension and other postretirement benefit costs are presented below for 2004, 2003 and 2002:

	2004	2003	2002
Pension Benefits
Service cost	$2,896	$2,859	$2,444
Interest cost	7,035	7,018	6,287
Expected return on plan assets	(7,201)	(6,994)	(7,421)
Amortization of prior service cost	536	556	126
Recognized actuarial loss	3,344	1,526	300
Other		36

Net pension costs	$6,610	$5,001	$1,736

Other Postretirement Benefits
Service cost	$236	$273	$199
Interest cost	593	713	651
Actuarial loss	339	343	123

Net other benefit costs	$1,168	$1,329	$973

        A reconciliation of the changes in the plans' benefit obligations and fair values of assets over the two-year period ended October 31, 2004 and a statement of the funded status at October 31, 2004 and 2003 follows.

	2004		2003
Pension Benefits
Reconciliation of benefit obligation:
Benefit obligation at beginning of year		$115,842		$97,987
Service cost		2,896		2,859
Interest cost		7,035		7,018
Plan amendments				1,525
Actuarial loss		5,255		10,481
Benefit payments		(4,124)		(3,989)
Other		(100)		(39)

Benefit obligation at October 31		$126,804		$115,842

Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year		$69,272		$58,742
Actual return on plan assets		6,276		9,411
Employer contributions		6,405		5,108
Benefit payments		(4,124)		(3,989)

Fair value of plan assets at October 31		$77,829		$69,272

Funded status:
Funded status at October 31		$(48,975)		$(46,570)
Unrecognized prior service cost		2,750		3,358
Unrecognized actuarial loss		44,652		41,844

Accrued benefit cost		$(1,573)		$(1,368)

Other Postretirement Benefits
Reconciliation of benefit obligation:
Benefit obligation at beginning of year		$11,384		$9,441
Service cost		236		273
Interest cost		593		713
Actuarial loss (gain)		(1,069)		2,557
Benefit payments		(1,398)		(1,600)

Benefit obligation at October 31		$9,746		$11,384

Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	$		$
Employer contributions		1,398		1,600
Benefit payments		(1,398)		(1,600)

Fair value of plan assets at October 31	$		$

Funded status:
Funded status at October 31	$(9,746)	$(11,384)
Unrecognized actuarial loss	3,270	4,680

Accrued benefit cost	$(6,476)	$(6,704)

        The amounts recognized in the Company's Consolidated Balance Sheets as of October 31 are as follows:

	2004	2003
Pension Benefits
Prepaid benefit cost	$4,006	$3,527
Accrued benefit cost	(9,633)	(8,832)
Intangible asset	2,557	3,225
Minimum pension liability	(28,237)	(25,751)
Other comprehensive loss	29,734	26,463

Net amount recognized	$(1,573)	$(1,368)

Other Postretirement Benefits
Prepaid benefit cost	$573	$516
Accrued benefit cost	(7,049)	(7,220)

Net amount recognized	$(6,476)	$(6,704)

        Assumptions used in accounting for the defined benefit plans in 2004, 2003 and 2002 were a discount rate of 5.75%, 6.00% and 6.75%, respectively, and an expected long-term rate of return on assets of 8.75%, 8.75% and 9.5%, respectively. A 1% increase in the discount rate would decrease net pension costs for 2004 and the accrued benefit cost at October 31, 2004 by $2.0 million and a 1% decrease in the discount rate would increase net pension benefit costs for 2004 and the accrued benefit cost at October 31, 2004 by $2.2 million. A 1% increase in the expected long-term rate of return on assets would decrease net pension costs for 2004 and the accrued benefit cost at October 31, 2004 by $0.8 million and a 1% decrease in the expected long-term rate of return on assets would increase net pension benefit costs for 2004 and the accrued benefit cost at October 31, 2004 by $0.8 million.

        Assumptions used in accounting for other postretirement benefits in 2004, 2003 and 2002 were a discount rate of 5.75%, 6.00% and 6.75%, respectively, and a health care cost trend of 9.5%, 10.0% and 10.5%, respectively, decreasing 0.5% annually to an ultimate rate of 5.5%. A 1% increase in the discount rate would decrease net other benefit costs for 2004 by $100 and a 1% decrease in the discount rate would increase net other benefit costs for 2004 by $100. A 1% increase in the health care cost trend rate for each year would increase the October 31, 2004 net benefit obligation by approximately $35, while a 1% decrease in the health care cost trend rate for each year would decrease the October 31, 2004 net benefit obligation by approximately $40.

        The weighted average asset allocation and the target allocation for the Company's pension benefit plans, by asset category, is as follows:

	Asset Allocation at October 31
			Target Allocation at October 31 2004
	2004	2003
Equity securities	66.2%	69.0%	62.5%
Debt securities	30.1%	29.9%	33.0%
Real estate	2.7%	0.0%	2.5%
Cash	1.0%	1.1%	2.0%

Total	100.0%	100.0%	100.0%

        The Company expects to contribute $6,458 to its pension benefit plans and contribute $1,531 in expected benefit payments attributable to its other postretirement benefit plans during the year ending October 31, 2005. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Year Ending October 31	Pension Benefits	Other Post- retirement Benefits
2005	$4,677	$1,531
2006	5,382	939
2007	5,759	799
2008	6,147	792
2009	6,558	803
2010–2014	39,885	4,434

        The Company's pension plan assets are managed by outside investment managers and assets are rebalanced when the target ranges are exceeded. Pension plan assets consist of marketable securities including common stocks, bonds, real estate and interest-bearing deposits. The Company's investment strategy with respect to pension assets is to achieve a total rate of return (income and capital appreciation) that is sufficient to provide retirement benefits to all eligible and future retirees of the pension plans. The Company regularly monitors performance and compliance with investment guidelines.

        The Company has an Employee Stock Ownership Plan (ESOP) covering all employees of Engineered Air, Marlo Coil, Keco, Fermont, ESSIbuy, UPSI, Radian, TAMSCO and EEI, and all employees of SEI with an employment starting date after December 31, 2004. The ESOP provides for a matching contribution by the Company of no less than 25% of each employee's contributions up to a maximum of 6% of the employee's earnings. The Company also makes discretionary annual contributions. All employee and employer contributions to the ESOP are 100% vested. In addition, the Company previously sponsored the TAMSCO Tax Deferred Retirement Plan and the Engineered Environments, Inc. 401(k) Plan. The Company has recorded expense based on contributions to the ESOP, the TAMSCO plan and the EEI plan for the years ended October 31, 2004, 2003 and 2002 of $4,600, $1,989 and $1,895, respectively.

        The Company also has a qualified Employee Stock Purchase Plan (ESPP), the terms of which allow for qualified employees, as defined, to participate in the purchase of the Company's common stock at a price equal to 85% of the lower of the closing price at the beginning or end of each semi-annual stock purchase period. The Company issued, after the effect of the stock split described in Note O, 129, 81 and 69 shares of common stock during the years ended October 31, 2004, 2003 and 2002 pursuant to the ESPP at an average price per share of $22.79, $20.27 and $19.27, respectively.

Note L—Business Segment Information

        Based on its organizational structure, the Company operates in two business segments: Support Systems and Support Services. The Support Systems segment designs, engineers and manufactures integrated military electronics and other military support equipment primarily for the DoD, as well as related heat transfer and air handling equipment for domestic commercial and industrial users, and material handling equipment primarily for the U.S. Postal Service. Segment products include environmental control systems, load management and transport systems, power generation, distribution and conditioning systems, airborne radar systems, reconnaissance, surveillance and target acquisition systems, chemical and biological protection systems, petroleum and water distribution systems and other multipurpose military support equipment. The Support Services segment provides engineering services, logistics and training services, advanced technology services, asset protection systems and services, telecommunication systems integration and information technology services primarily for the DoD. The Support Services segment also provides certain power generation and distribution equipment and vehicle armor installation to the DoD.

        Management utilizes more than one measurement and multiple views of data to measure business segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the Company's Consolidated Financial Statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its business segments and allocates resources to them primarily based on income from operations, along with cash flows and overall economic returns. The Company's export net revenues are not significant. All corporate expenses and assets have been allocated to the segments. In 2004, 2003 and 2002, approximately, 94%, 95% and 91% of consolidated net revenues were derived directly or indirectly from the U.S. government.

        The following table summarizes the Company's net revenues attributed to the United States and to foreign countries:

October 31	United States	Foreign Countries	Total Revenues
2004	$853,286	$30,344	$883,630
2003	556,809	15,892	572,701
2002	393,581	14,364	407,945

        The Company attributes foreign net revenues based on the domicile of the purchaser of the product or service.

        Of the $511.1 million in total Company assets as of October 31, 2004, $15.1 million were located in countries other than the U.S.

        Information by segment is summarized as follows:

	Year Ended October 31
	2004	2003	2002
Net Revenues:
Support Systems:
Products	$514,702	$389,301	$374,428
Services

	514,702	389,301	374,428

Support Services:
Products	122,978	77,111	15,121
Services	287,468	111,211	18,621

	410,446	188,322	33,742

Intersegment revenues	(41,518)	(4,922)	(225)

	$883,630	$572,701	$407,945

Operating Income from Continuing Operations:
Support Systems	$92,966	$54,200	$48,022
Support Services	30,330	18,416	577

	123,296	72,616	48,599

Interest expense	(1,215)	(1,881)	(3,367)
Interest income	353	221	128

Income from continuing operations before income tax	$122,434	$70,956	$45,360

Identifiable Assets:
Support Systems	$272,605	$224,599	$213,685
Support Services	238,529	194,702	65,075

	511,134	419,301	278,760
Discontinued operations			11,387

	$511,134	$419,301	$290,147

Depreciation and Amortization:
Support Systems	$6,113	$5,529	$5,467
Support Services	6,878	3,432	1,571

	$12,991	$8,961	$7,038

Capital Expenditures:
Support Systems	$5,763	$8,782	$3,487
Support Services	2,271	899	28

Total	$8,034	$9,681	$3,515

Note M—Commitments and Contingencies

        As discussed in Note E, the Company completed the sale of ESP, a wholly-owned subsidiary, in the quarter ended April 30, 2003 to a private equity group (the Buyers). The Buyers subsequently alleged that the Company breached certain representations made under the related Stock Purchase Agreement (the Agreement) and are seeking $6.0 million in damages from the Company. Under the terms of the Agreement, this claim is subject to binding arbitration which the Company believes will be completed by April 30, 2005. The Company has denied liability and is defending the claim vigorously. The Company also believes that this claim is without merit and that awarded damages, if any, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

        As a government contractor, the Company is continually subject to audit by various agencies of the U.S. government to determine compliance with various procurement laws and regulations. As a result of such audits and as part of normal business operations of the Company, various claims and charges are asserted against the Company. It is not possible at this time to predict the outcome of all such actions. However, management is of the opinion that it has good defenses against such actions and believes that none of these matters will have a material effect on the consolidated financial position or the results of operations of the Company.

        Total contractual and contingent obligations as of October 31, 2004 are as follows:

	Payments/Expiration
	2005	2006	2007	2008	2009	Total
Contractual Obligations:
Long-term debt	$340	$313	$119	$35	$314	$1,121
Operating leases	3,779	2,979	2,042	462	330	9,592
Unconditional purchase obligations	207,736	701				208,437
Contributions to pension and other postretirement benefit plans	7,889	6,997	6,757	6,650	6,461	34,754

	219,744	10,990	8,918	7,147	7,105	253,904
Contingent Obligations:
Letters of credit	3,617					3,617

Total Obligations	$223,361	$10,990	$8,918	$7,147	$7,105	$257,521

        While contingent obligations are included in the table above, the Company does not expect to fund the full amounts indicated for letters of credit. Lease expense totaled $5.0 million, $4.2 million and $2.5 million for the years ended October 31, 2004, 2003 and 2002, respectively.

Note N—Subsequent Events—Acquisitions

        Effective January 7, 2005, the Company acquired all of the outstanding stock of Prospective Computer Analysts Incorporated (PCA), which develops and manufactures electronic test and measurement equipment provided for electronic warfare and avionics systems primarily to military customers. The purchase price, including transaction costs, was $37.6 million and is subject to a final working capital adjustment. The purchase price was financed with the Company's existing cash balances.

        Effective February 1, 2005, the Company acquired all of the outstanding stock of Spacelink International, LLC (Spacelink), which designs, integrates, operates and maintains deployed satellite and wireless networks for the U.S. Department of Defense (DoD), the U.S. intelligence community and other forward deployed federal agencies and multinational organizations worldwide. The purchase price, including transaction costs, was $149.7 million, which included equity consideration of 342 shares of common stock valued at $13.2 million and cash consideration financed with short-term borrowings under the Company's revolving credit facility. The purchase price is subject to certain adjustments, which include a working capital adjustment and contingent consideration based upon Spacelink's future financial performance.

        Effective May 1, 2005, the Company acquired all of the outstanding stock of Mobilized Systems, Inc. (MSI), which designs, manufactures and tests highly specialized trailers, shelters and environmental control systems primarily for the defense industry. The purchase price, including transaction costs, was $17.5 million, which included cash consideration of $16.7 million and long-term promissory notes payable to the sellers of $0.8 million. The purchase price was financed with short-term borrowings under the Company's revolving credit facility.

        Spacelink will be included in the Support Services segment. PCA and MSI will be included in the Support Systems segment.

Note O—Subsequent Event—Stock Split

        On April 15, 2005, the Company effected a three-for-two stock split in the form of a 50% stock dividend. All per share amounts, as well as all share amounts related to the Company's stock option and stock purchase plans, in the report have been restated to reflect this stock split.

Note P—Subsequent Event—Merger Agreement with DRS Technologies, Inc.

        On September 21, 2005, the Company and DRS Technologies, Inc. (DRS) entered into a definitive agreement which provides for the purchase by DRS of all of the outstanding common stock of the Company for approximately $1.9 billion, or $43.00 per share, through a combination of cash and DRS common stock. Pending customary regulatory approvals and other closing conditions, including approval by DRS and Company shareholders, the transaction is anticipated to close before March 31, 2006.

Note Q—Subsequent Event—SEC Investigation

        In December 2004, the Company was notified by the Enforcement Division of the SEC of the issuance of a formal order directing a private investigation captioned In the Matter of Engineered Support Systems, Inc. and that the SEC had issued subpoenas to various individuals associated with the Company to produce certain documents. The SEC staff also requested that the Company voluntarily produce certain documents in connection with the investigation. The subpoenas related to trading in the Company's stock around the Company's earnings releases in 2003 and the adequacy of certain disclosures made by the Company regarding related-party transactions in 2002 and 2003 involving insurance policies placed by the Company through an insurance brokerage firm in which a director of the Company was a principal at the time of the transactions. On or about September 23, 2005, the SEC staff contacted the Company's counsel and advised that it had issued a subpoena directed to the Company and expanded its investigation to include the Company's disclosure of a November 2004 stop-work order relating to the Company's Deployable Power Generation and Distribution Systems program for the U.S. Air Force, and trading in the Company's stock by certain individuals associated with the Company.

        In connection with the foregoing SEC investigation, the Company and certain of its directors and officers have provided information and testimony to the SEC. The Company continues to furnish information requested by the SEC. On November 14, 2005, the Company was informed by the Enforcement Division that one of the Company's former directors and officers who is currently a consultant to the Company has been issued a so-called Wells notice informing him that the staff of the SEC was considering recommending that the SEC bring a civil injunctive action against the former officer and director in connection with the SEC's investigation into trading in the Company's common stock in 2003. A Wells notice provides prospective defendants with an opportunity to respond to the SEC staff members before the staff makes a formal recommendation on whether the SEC should pursue disciplinary action against them. The Company has not received a Wells notice and continues to cooperate with the investigation. The Company is unable to determine at this time either the timing of the investigation or the impact, if any, which the investigation could have on the Company or the combined company following the Company's proposed merger with DRS.

Engineered Support Systems, Inc.

Condensed Consolidated Balance Sheets

(In thousands, except per share amounts)

July 31 2005
(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$12,027
Accounts receivable	155,036
Contracts in process and inventories	80,271
Deferred income taxes	6,921
Other current assets	6,691

Total Current Assets	260,946
Property, plant and equipment, less accumulated depreciation of $34,873	52,719
Goodwill	324,960
Acquired customer-related intangibles	54,699
Deferred income taxes	2,557
Other assets	12,982

Total Assets	$708,863

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable	$86,000
Current maturities of long-term debt	313
Accounts payable	63,416
Other current liabilities	67,186

Total Current Liabilities	216,915
Long-term debt	1,946
Minimum pension liability	28,237
Other liabilities	14,219
Shareholders' Equity
Common stock, par value $.01 per share; 85,000 shares authorized; 41,780 shares issued	418
Additional paid-in capital	201,406
Retained earnings	263,605
Accumulated other comprehensive loss	(17,883)

447,546

Total Liabilities and Shareholders' Equity	$708,863

See notes to condensed consolidated financial statements.

Engineered Support Systems, Inc.

Condensed Consolidated Statements of Income
(in thousands, except per share amounts)

(Unaudited)

	Nine Months Ended July 31
	2005	2004
Net revenues:
Products	$425,279	$419,317
Services	330,757	207,940

	756,036	627,257

Cost of revenues:
Products	284,904	288,025
Services	289,814	182,720

	574,718	470,745

Gross profit	181,318	156,512
Selling, general and administrative expense	77,983	65,519
Restructuring expense		(61)
Gain (loss) on sale of assets	14	(1,290)

Operating income from continuing operations	103,349	89,642
Interest expense	(1,940)	(1,159)
Interest income	637	251

Income from continuing operations	102,046	88,734
Income tax provision	38,778	34,162

Net income from continuing operations	63,268	54,572
Loss on sale of discontinued operations, net of income tax	1,048

Net income	$62,220	$54,572

Basic earnings (loss) per share:
Continuing operations	$1.54	$1.41
Discontinued operations	(0.03)

Total	$1.51	$1.41

Diluted earnings (loss) per share:
Continuing operations	$1.47	$1.31
Discontinued operations	(0.03)

Total	$1.44	$1.31

See notes to condensed consolidated financial statements.

Engineered Support Systems, Inc.

Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Nine Months Ended July 31
	2005	2004
From operating activities:
Net income from continuing operations	$63,268	$54,572
Depreciation and amortization	13,374	9,534
(Gain) loss on sale of assets	(14)	1,290

Cash provided before changes in operating assets and liabilities	76,628	65,396
Net increase in non-cash current assets	(7,463)	(42,105)
Net increase (decrease) in non-cash current liabilities	(11,937)	397
Net changes in other assets and liabilities	1,935	(4,702)

Net cash provided by operating activities	59,163	18,986

From investing activities:
Purchase of Spacelink, net of cash acquired	(136,480)
Purchase of PCA, net of cash acquired	(37,648)
Purchase of MSI, net of cash acquired	(15,746)
Purchase of TAMSCO, net of cash acquired		(7,440)
Purchase of Pivotal, net of cash acquired		(10,064)
Purchase of UPSI, net of cash acquired		(2,026)
Purchase of EEI, net of cash acquired		(99)
Additions to property, plant and equipment	(7,680)	(6,228)
Proceeds from sale of property, plant and equipment	59	5,674

Net cash used in investing activities	(197,495)	(20,183)

From financing activities:
Net borrowings (payments) under line-of-credit agreement	86,000	(46,100)
Payments of long-term debt	(263)	(182)
Proceeds of long-term debt	1,405	378
Exercise of stock options	27,264	56,331
Issuance of common stock to employee stock purchase plan	4,170	3,076
Cash dividends	(1,346)	(932)

Net cash provided by financing activities	117,230	12,571

Effect of exchange rate changes on cash	(24)	19

Net increase (decrease) in cash and cash equivalents	(21,126)	11,393
Cash and cash equivalents at beginning of period	33,153	2,880

Cash and cash equivalents at end of period	$12,027	$14,273

See notes to condensed consolidated financial statements.

Engineered Support Systems, Inc.

Notes To Condensed Consolidated Financial Statements (Unaudited)

(in thousands, except per share amounts)
July 31, 2005

Note A—Basis of Presentation

        The accompanying condensed consolidated financial statements have been prepared by Engineered Support Systems, Inc. (the Company) without audit and include the accounts of the Company and its wholly-owned subsidiaries. These subsidiaries are organized within the Company's two business segments: Support Systems and Support Services. The Support Systems segment includes the operations of Systems & Electronics Inc. (SEI), Keco Industries, Inc. (Keco), Engineered Air Systems, Inc. (Engineered Air), Engineered Coil Company, d/b/a Marlo Coil (Marlo Coil), Engineered Electric Company, d/b/a Fermont (Fermont), Universal Power Systems, Inc. (UPSI), Engineered Environments, Inc. (EEI), Pivotal Power Inc. (Pivotal Power), Prospective Computer Analysts Incorporated (PCA) and Mobilized Systems, Inc. (MSI). The Support Services segment includes the operations of Technical and Management Services Corporation (TAMSCO), Radian, Inc. (Radian), ESSIbuy.com, Inc. (ESSIbuy) and Spacelink International, LLC (Spacelink). In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended July 31, 2005 are not necessarily indicative of the results to be expected for the entire fiscal year.

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included elsewhere herein.

        Recently Issued Accounting Pronouncements.    In October 2004, Congress passed the American Jobs Creation Act of 2004 (the Jobs Creation Act). The Jobs Creation Act includes numerous provisions that may materially affect business practices and accounting for income taxes. For companies that pay U.S. income taxes on manufacturing activities in the United States, the Jobs Creation Act provides a phased-in deduction from taxable income equal to a stipulated percentage of qualified income from domestic production activities. In December 2004, the FASB issued two FASB Staff Positions (FSP) regarding the accounting implications of the Act related to (1) the deduction for qualified domestic production activities (FSP 109-1) and (2) the one-time tax benefit for the repatriation of foreign earnings (FSP 109-2). This guidance applies to financial statements for periods ending after the date the Act was enacted. The Jobs Creation Act also provides for a change in the period of application for foreign tax credits, elimination of the 90-percent limitation of foreign tax credits against Alternative Minimum Tax, expanded disallowance of interest on convertible debt, and tax shelter disclosure penalties. The Company adopted FSP 109-1 and FSP 109-2 in the first quarter of 2005. The Company anticipates that the Jobs Creation Act and related FASB pronouncements will have a material impact on the Company's financial statements in future periods. However, the Company has determined that this impact is not material for the nine months ended July 31, 2005 and will not be material for the year ending October 31, 2005.

        In November 2004, the FASB issued SFAS 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." SFAS 151 seeks to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) in the determination of inventory carrying costs. The statement requires such costs to be treated as a current period expense. This statement is effective

November 1, 2005 for the Company. The Company does not believe that the adoption of SFAS 151 will have a significant impact on the consolidated financial statements.

        In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment" (SFAS 123R). SFAS 123R requires companies to expense the value of employee stock options and similar awards. This statement is effective November 1, 2005 for the Company. The Company is currently evaluating its compensation policies and practices, along with the impact of SFAS 123R on its results of operations.

        In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections—a Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines "restatement" as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a significant impact on the consolidated financial statements.

Note B—Earnings Per Share

        Average diluted common shares outstanding include common stock equivalents, which represent common stock options as computed based on the treasury stock method. Average basic and diluted common shares outstanding have been restated to reflect a three-for-two stock split effected by the Company on April 15, 2005 in the form of a stock dividend.

        Basic earnings per share for the nine months ended July 31, 2005 and 2004 is based on average basic common shares outstanding of 41,161 and 38,666, respectively. Diluted earnings per share for the nine months ended July 31, 2005 and 2004 is based on average diluted common shares outstanding of 43,068 and 41,729, respectively.

Note C—Stock-Based Compensation

        The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for all stock option plans. Accordingly, no compensation expense has been recognized for stock option awards. The following table illustrates the effect on net income from continuing operations and earnings per share had the Company applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," to stock option awards.

	Nine Months Ended July 31
	2005	2004
Reported net income from continuing operations	$63,268	$54,572
Total stock-based employee compensation expense determined under the fair value method for all stock option awards, net of income tax	4,286	2,502

Pro forma net income from continuing operations	$58,982	$52,070

Earnings per share from continuing operations:
Basic—as reported	$1.54	$1.41

Basic—pro forma	$1.43	$1.35

Diluted—as reported	$1.47	$1.31

Diluted—pro forma	$1.37	$1.25

        Historically, options granted have been fully vested at grant date. The fair value of options at the grant date was estimated using the Black-Scholes model with the following weighted average assumptions for the nine months ended July 31, 2005 and 2004: an expected life of 1.5 years, volatility of 26% and 36%, a dividend yield of 0.07% and 0.12% and a risk-free interest rate of 3.52% and 3.25%, respectively. The weighted average fair value of options granted in the nine months ended July 31, 2005 and 2004 was $5.37 and $5.03 per share, respectively.

Note D—Acquisitions

        Effective May 1, 2005, the Company acquired all of the outstanding stock of MSI, which designs, manufactures and tests highly specialized trailers, shelters and environmental control systems, primarily for the defense industry. The purchase price was $17.5 million, net of cash acquired. Of the purchase price, $15.7 million has been paid as of July 31, 2005, with an additional $1.0 million accrued as of that date related to the final working capital adjustment. The remaining $0.8 million of consideration is in the form of long-term promissory notes payable to the sellers. The purchase price is being finalized with short-term borrowings under the Company's revolving credit facility. The fair value of assets acquired, including goodwill of $12.7 million and customer-related intangibles of $3.2 million, was $19.1 million and liabilities totaled $1.6 million.

        Effective February 1, 2005, the Company acquired all of the outstanding stock of Spacelink, which designs, integrates, operates and maintains deployed satellite and wireless networks for the U.S. Department of Defense (DoD), the U.S. intelligence community and other forward deployed federal agencies and multinational organizations worldwide. The purchase price, including transaction costs, was $149.7 million, for which equity consideration of 342 shares of common stock valued at $13.2 million and cash consideration financed with short-term borrowings under the Company's revolving credit facility. The purchase price is net of $1.8 million of cash acquired. The purchase price is also subject to a working capital adjustment and to certain contingent cash consideration based upon Spacelink's earnings before interest, taxes, depreciation and amortization, as defined, for each of the twelve-month periods ending January 31, 2006 and 2007. The fair value of assets acquired, including goodwill of $120.9 million and acquired customer-related intangibles of $13.8 million, was $159.7 million and liabilities assumed totaled $10.0 million.

        The following unaudited pro forma summary presents the combined results for the nine months ended July 31, 2005 and 2004, respectively, as adjusted to reflect the Spacelink purchase transaction assuming the acquisition had occurred at November 1, 2003. These pro forma results are not necessarily indicative of the combined results that would have occurred had the acquisition actually taken place on November 1, 2003, nor are they necessarily indicative of the combined results that may occur in the future.

	Nine Months Ended July 31
	2005	2004
Net revenues	$777,750	$698,308

Net income from continuing operations	$63,273	$55,420

Basic earnings per share from continuing operations	$1.54	$1.43

Diluted earnings per share from continuing operations	$1.47	$1.33

        Pro forma net income from operations for the nine months ended July 31, 2005 includes $1,249, or $0.03 per basic and diluted earnings per share from continuing operations, related to the combined after-tax impact of one-time bonus expenses and transaction costs incurred by Spacelink.

        Certain information with respect to the assets and liabilities of Spacelink as of the acquisition date is summarized below:

February 1, 2005
Accounts receivable	$20,849
Other current assets	578
Property, plant and equipment	3,660
Goodwill	120,851
Acquired customer-related intangibles	13,810

Total assets	$159,748

Accounts payable	$6,710
Accrued liabilities	3,326

$10,036

        On January 7, 2005, the Company acquired all of the outstanding stock of PCA, which develops and manufactures electronic test and measurement equipment provided for electronic warfare and avionics systems primarily to military customers. The purchase price, including transaction costs, was $37.6 million and is subject to a working capital adjustment. The purchase price was financed with the Company's existing cash balances. The fair value of assets acquired, including goodwill of $24.1 million and acquired customer-related intangibles of $6.4 million, was $38.1 million and liabilities assumed totaled $0.5 million.

        On December 5, 2003, the Company acquired all of the outstanding stock of Pivotal Power, a supplier of high-performance static power conversion equipment primarily to military customers. The purchase price, including transaction costs, was approximately $10.1 million, net of cash acquired. The purchase price was financed with short-term borrowings under the Company's revolving credit facility. The fair value of assets acquired, including goodwill of $4.4 million and acquired customer-related intangibles of $1.2 million, was $11.6 million and liabilities assumed totaled $1.5 million.

        Spacelink is included in the Support Services segment. MSI, PCA and Pivotal Power are included in the Support Systems segment. The operating results of each are included in consolidated operations since their respective dates of acquisition.

Note E—Comprehensive Income

        A reconciliation of net income to comprehensive income for the nine months ended July 31, 2005 and 2004 is as follows:

	Nine Months Ended July 31
	2005	2004
Net income	$62,220	$54,572
Other components of comprehensive income, net of tax:
Currency translation adjustments	(38)	(56)

Comprehensive income	$62,182	$54,516

Note F—Goodwill and Intangible Assets

        The following table presents changes in the Company's goodwill for the Support Systems segment and for the Support Services segment for the nine months ended July 31, 2005:

	Support Systems	Support Services	Total
October 31, 2004	$99,774	$67,584	$167,358
Acquisitions	36,741	120,861	157,602

July 31, 2005	$136,515	$188,445	$324,960

        The following table presents certain information on the Company's acquired intangible assets. All acquired intangible assets are being amortized over their estimated useful lives with no estimated residual values.

	Weighted Average Amortization Period	Gross Amount	Accumulated Amortization	Net Amount
Customer-related intangibles:
July 31, 2005	9.3 years	$72,660	$17,961	$54,699
October 31, 2004	11.6 years	49,263	10,949	38,314

        Amortization expense related to acquired intangible assets was $7,012 for the nine months ended July 31, 2005 and $4,785 for the nine months ended July 31, 2004. (Amortization expense related to acquired intangible assets for the nine months ended July 31, 2004 includes $2,151 related to finalization of the TAMSCO intangible asset valuation. Total related TAMSCO amortization expense was $1,486 and $2,646 in the nine months ended July 31, 2005 and 2004, respectively.) Related estimated amortization expense is $9,919 for the year ending October 31, 2005, $10,953 for the year ending October 31, 2006, $10,204 for the year ending October 31, 2007, $7,001 for the year ending October 31, 2008 and $4,879 for the year ending October 31, 2009.

Note G—Notes Payable

        On January 27, 2005, the Company entered into an Amended and Restated Credit Agreement (Amended Credit Agreement) with its banks. The Amended Credit Agreement replaced the Company's previous credit agreement dated April 23, 2003. The Amended Credit Agreement, which expires January 27, 2010, provides for a $200 million unsecured revolving credit facility. The Company may request, subject to certain conditions, an increase of up to $100 million in the amount of the aggregate commitment under the Amended Credit Agreement.

        Borrowings under the Amended Credit Agreement bear interest, at the Company's option, at either the Eurodollar rate plus an applicable margin, or at the higher of the prime rate or the federal funds rate plus one-half of one percent. The margin applicable to the Eurodollar rate varies from 0.625% to 1.375% depending upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization (leverage ratio). The Amended Credit Agreement contains certain covenants, including maintaining net worth of at least $265 million, plus 50% of the sum, to the extent positive, of the Company's consolidated net income and other comprehensive income (loss) reported after October 31, 2004, plus the net proceeds of all subsequent equity offerings. The Company must also comply with certain financial covenants, including maintenance of a leverage ratio of no greater than 2.75 to 1. The Company is also subject to various other financial and operating covenants and maintenance criteria, including restrictions on the Company's ability to incur additional indebtedness, make investments, create liens, dispose of material assets and enter into merger transactions and acquisitions. As of July 31, 2005, the Company had $86 million in borrowings against the Amended Credit Facility, and was in compliance with all applicable covenants.

Note H—Contracts In Process And Inventories

        Contracts in process and inventories include accumulated contract costs, estimated earnings thereon based upon the percentage of completion method and contract inventories reduced by the contract value of delivered items, as well as inventories related to contracts not accounted for using the percentage of completion method which are valued at the lower of cost or market using the first-in, first-out method. Contracts in process and inventories are comprised of the following:

July 31, 2005
Raw materials	$1,294
Work-in-process	2,690
Finished goods	425
Inventories substantially applicable to government contracts in process, less progress payments of $49,604	75,862

$80,271

Note I—Segment Information

        Based on its organizational structure, the Company operates in two business segments: Support Systems and Support Services. The Support Systems segment designs, engineers and manufactures integrated military electronics and other military support equipment primarily for the DoD, as well as related heat transfer and air handling equipment for domestic, commercial and industrial users. Segment products include environmental control systems, load management and transport systems, power generation, distribution and conditioning systems, airborne radar systems, reconnaissance, surveillance and target acquisition systems, chemical and biological protection systems, petroleum and water distribution systems and other multipurpose military support equipment. The Support Services group provides engineering services, logistics and training services, advanced technology services, asset protection systems and services, telecommunication systems integration and information technology services primarily for the DoD. The Support Services segment also provides certain power generation and distribution equipment and vehicle armor installation to the DoD.

        Total assets at July 31, 2005 by segment were $317,349 for Support Systems and $391,514 for Support Services. Goodwill by segment as of July 31, 2005 totaled $136,515 for Support Systems and $188,445 for Support Services.

        The differences in net revenues between the accompanying condensed consolidated statements of income and the reporting segment information as presented below are due to certain reclassifications made to categorize net revenues by their functional nature, as required, on the face of the financial statements.

	Nine Months Ended July 31
	2005	2004
Net Revenues:
Support Systems	$379,593	$376,735
Support Services	439,876	293,999
Intersegment Revenues	(63,433)	(43,477)

Total	$756,036	$627,257

Operating Income from Continuing Operations:
Support Systems	$66,906	$71,634
Support Services	36,443	18,008

	103,349	89,642
Interest expense, net	1,303	908

Income from continuing operations before income taxes	$102,046	$88,734

        Intersegment and intrasegment net revenues derived by ESSIbuy, which is included in the Support Services segment, were accounted for on a net basis prior to the quarter ended July 31, 2005. Beginning with the quarter ended July 31, 2005, all such revenues are being accounted for on a gross basis. Consolidated net revenues are unaffected by this change. As a result, Support Services segment net revenues, as well as intersegment revenues, have been restated for all prior periods.

Note J—Shareholders' Equity

        The following summary presents a reconciliation of total shareholders' equity from October 31, 2004 to July 31, 2005:

Balance at October 31, 2004	$336,956
Comprehensive income:
Net income	62,220
Currency translation adjustments	(38)

Total comprehensive income	62,182

Cash dividends	(1,346)
Exercise of stock options	27,264
Issuance of common stock, including stock with a value of $13,243 issued in conjunction with the acquisition of Spacelink	22,490

Balance at July 31, 2005	$447,546

Note K—Pension and Other Postretirement Benefits

        The following tables detail the amount of net periodic benefit cost recognized related to the Company's pension and other postretirement benefits for the nine months ended July 31, 2005 and 2004.

	Nine Months Ended July 31
	Pension Benefits		Other Postretirement Benefits
	2005	2004	2005	2004
Service cost	$2,446	$2,119	$185	$212
Interest cost	5,704	5,228	470	507
Expected return on plan assets	(5,694)	(5,470)
Amortization of prior service cost	529	375
Actuarial loss	3,195	1,923	320	331

	$6,180	$4,175	$975	$1,050

        As of July 31, 2005, $6,250 of contributions have been made to pension and other postretirement benefit plans during 2005. The Company anticipates contributing an additional $1,750 to fund the pension and other postretirement benefit plans in 2005 for a total of $8,000.

Note L—Discontinued Operations

        The Company completed the sale of Engineered Specialty Plastics, Inc. (ESP), a wholly-owned subsidiary, in the quarter ended April 30, 2003 to a private equity group (the Buyers). The Buyers subsequently alleged that the Company breached certain representations made under the related Stock Purchase Agreement (the Agreement) and sought a claim for associated damages under the binding arbitration provisions of the Agreement. During the quarter ended April 30, 2005, the Company and the Buyers reached a settlement on this claim, which included modification of the Company's $3.2 million note receivable from the Buyers to provide for suspension of interest charges and payments through July 31, 2006, extension of the note's repayment term to a balloon payment now due in April 2009, and the release of the underlying real estate collateral securing the note. Because of this settlement, the Company recorded a charge for the impairment of the note during the quarter ended April 30, 2005 equal to $1.7 million, or $1.0 million net of income tax. This amount is reflected in discontinued operations on the Condensed Consolidated Statements of Income for the nine months ended July 31, 2005.

Note M—Stock Split

        On April 15, 2005, the Company effected a three-for-two stock split in the form of a 50% stock dividend. All per share amounts in the accompanying financial statements have been restated to reflect this split.

Note N—Subsequent Event—Merger Agreement with DRS Technologies, Inc.

        On September 21, 2005, the Company and DRS Technologies, Inc. (DRS) entered into a definitive agreement which provides for the purchase by DRS of all of the outstanding common stock of the Company for approximately $1.9 billion, or $43.00 per share, through a combination of cash and DRS common stock. Pending customary regulatory approvals and other closing conditions, including approval by DRS and Company shareholders, the transaction is anticipated to close before March 31, 2006.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members of
Spacelink International, LLC

        We have audited the accompanying balance sheets of Spacelink International, LLC (a Limited Liability Company) as of December 31, 2004 and 2003 and the related statements of income and members' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spacelink International, LLC as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        On August 23, 2005 we discovered facts in existence at the date of our previously issued report on the accompanying financial statements, which report was dated March 4, 2005. The facts concerned an assessment from a foreign government for a potential tax liability. The amount of the assessment is approximately $1,396,400 for the period from 1995 through 2000. The existence and amount of the assessment was not previously disclosed in the footnotes to the financial statements accompanying our report. As discussed in Footnote 13 to the financial statements, the Company has disclosed the amount and more fully describes the facts concerning the assessment. The ultimate outcome of this uncertainty cannot be presently determined. Accordingly, the accompanying balance sheet does not include any adjustment that might result from the outcome of this uncertainty.

/s/ CHERRY, BEKAERT & HOLLAND, L.L.P.
Vienna, Virginia March 4, 2005 except as to Note 13, as to which the date is November 4, 2005

Spacelink International, LLC

Balance Sheets

	December 31,
	2004	2003
ASSETS
Current Assets
Cash	$25,204	$571,606
Accounts receivable, net of $1,013,332 and $624,502 allowance for doubtful accounts	21,989,847	16,710,762
Unbilled accounts receivable	1,620,436	2,843,548
Investments	147,579	146,078
Employee receivables	—	56,413
Inventories	360,500	—
Prepaid expenses and other current assets	641,942	1,173,690

Total current assets	24,785,508	21,502,097
Property & equipment, net	3,172,201	5,302,495
Investment in Intelsat	1,632,352	1,632,352
Other assets	14,468	416,657

Total Assets	$29,604,529	$28,853,601

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities
Bank overdraft	$3,828,325	$—
Bank line of credit	—	3,000,000
Bank term loan-current	—	1,022,635
Notes payable	—	1,185,740
Accounts payable	87,097	1,785,134
Accrued liabilities	3,584,613	5,390,393
Accrued payroll and related liabilities	433,253	11,396
Accrued vacation	455,898	146,636
Billings in excess of costs and estimated savings	808,590	848,280

Total Current Liabilities	9,197,776	13,390,214
Accrued Liabilities-Noncurrent	1,076,000	—
Bank Term Loan-Noncurrent	—	89,798

Total Liabilities	10,273,776	13,480,012
Members' Equity	19,330,753	15,373,589

Commitments and Contingencies
Total Liabilities And Members' Equity	$29,604,529	$28,853,601

(See accompanying notes to financial statements)

Spacelink International, LLC

Statements of Income and Members' Equity

	YEARS ENDED DECEMBER 31,
	2004	2003
Revenue	$93,486,707	$95,165,085

Direct Expenses
Direct Labor	4,443,777	2,487,964
Other Direct Costs	64,089,825	70,079,977

Total Direct Expenses	68,533,602	72,567,941
Indirect Expenses	11,810,045	8,745,723

Total Operating Expenses	80,343,647	81,313,664

Income From Operations	13,143,060	13,851,421

Other Income (Expense)
Interest Income	29,092	19,250
Interest Expense	(93,046)	(247,544)
Other Expenses	(22,942)	(25,062)

Total Other Expenses	(86,896)	(253,356)

Net Income	13,056,164	13,598,065
Members' Equity, Beginning Of Year	15,373,589	5,145,524
Members' Distributions	(9,099,000)	(3,370,000)

Members' Equity, End Of Year	$19,330,753	$15,373,589

(See accompanying notes to financial statements)

Spacelink International, LLC

Statements of Cash Flows

	YEARS ENDED DECEMBER 31,
	2004	2003
Cash Flows From Operating Activities:
Net Income	$13,056,164	$13,598,065
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:
Depreciation And Amortization	1,924,972	2,836,606
Changes In Assets And Liabilities:
Accounts Receivable, Net	(4,055,973)	(10,399,403)
Investments	(1,501)	(17,230)
Employee Receivables	56,413	(17,643)
Inventories	(360,500)	—
Prepaid Expenses And Other Current Assets	531,748	(348,427)
Other Assets	402,189	—
Accounts Payable	(1,698,037)	(2,977,354)
Accrued Liabilities	(1,805,780)	4,424,404
Accrued Payroll And Related Liabilities	421,857	1,117
Accrued Vacation	309,262	73,697
Billings In Excess Of Costs And Estimated Earnings	(39,690)	848,280
Accrued Liabilities-Noncurrent	1,076,000	—

Net Cash Provided By Operating Activities	9,817,124	8,022,112

Cash Flows From Investing Activities:
Purchase Of Fixed Assets	(1,244,737)	(5,770,621)
Sales Of Fixed Assets	1,450,059	1,876,923
Investment In Intelsat	—	928,200

Net Cash Provided By (Used In) Investing Activities	205,322	(2,965,498)

Cash Flows From Financing Activities:
Increase In Bank Overdraft	3,828,325	—
Decrease In Bank Line-Of-Credit	(3,000,000)	—
Decrease In Bank Term Loan	(1,112,433)	(887,567)
(Decrease) Increase In Notes Payable	(1,185,740)	1,185,740
Payments for Purchase of Members' Interests	—	(2,229,200)
Members' Distributions	(9,099,000)	(3,370,000)

Net Cash Used In Financing Activities	(10,568,848)	(5,301,027)

Net Decrease In Cash	(546,402)	(244,413)
Cash, Beginning Of Year	571,606	816,019

Cash, End Of Year	$25,204	$571,606

Supplemental Disclosures Of Cash Flow Information:
Cash paid during the year for interest	$128,747	$211,843

(See accompanying notes to financial statements)

Spacelink International, LLC

Notes to Financial Statements

December 31, 2004 and 2003

Note 1—Organization and Significant Accounting Policies

        Spacelink International, LLC (the "Company") is a Limited Liability Company that was formed in 1998. Prior to 1998, Spacelink operated as a corporation under the name of Spacelink International, LTD, which began operations on July 26, 1994. The Company is in the business of leasing, installing and maintaining satellite communications systems throughout the world, primarily for the U.S. Government.

        Cash—The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant risks.

        For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

        Accounts receivable—The Company maintains its books and records on the accrual basis of accounting. Billed and unbilled accounts receivable are reported at gross value, less an allowance for doubtful accounts as deemed necessary. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Unbilled receivables are attributable to administrative timing delays. Unbilled receivables at December 31, 2004 include $1,600,000 for performance incentive fees on a contract with the U.S. Government.

        Investments—Investments are recorded at cost, which is less than market.

        Inventory—Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventory at December 31, 2004 consisted of a terminal which was sold and shipped to a customer in February 2005.

        Property and equipment—Property and equipment is recorded at cost. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally three to ten years.

        Revenue recognition—Revenue from firm fixed price contracts is recognized using the percentage of completion method on the basis of costs incurred in relation to estimated total costs. Revenue from time and material contracts is recognized on the basis of man-hours utilized plus other reimbursable contract costs incurred during the period. Revenue from cost plus fixed fee contracts is recognized based on allowable costs incurred plus a portion of a negotiated fixed fee amount. Revenue from incentive award fees on contracts with the U. S. Government is not recognized until the government has approved the initial award fee period for payment. Upon establishing a procedure accepted by the government of award fee determination, billing and approval, award fees are recognized in the period earned. The Company recognized revenue on $1,600,000 of performance incentive fees in 2004. Of this amount, $585,071, for the period of performance of July through December 2004, has not yet been approved for payment by the government.

        Federal government contract costs, including indirect expenses, are subject to audit and adjustment by the Defense Contract Audit Agency. Contract revenues have been recorded in amounts that are expected to be realized upon final settlement. Provisions for estimated losses on uncompleted contracts are made in the period in which losses are determined.

        Income taxes—The Company files a partnership income tax return; consequently, no provision for income taxes is reflected in these financial statements.

        Accounting estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

        Reclassifications—Certain reclassifications have been made to the 2003 financial statements in order to conform to the 2004 presentation.

Note 2—Property and Equipment

        A summary of property and equipment at December 31 is as follows:

	2004	2003
Electronic equipment	$6,668,623	$8,375,682
Earth stations	752,352	862,690
Vehicles	—	176,953
Computer equipment	1,202,862	927,591
Furniture and fixtures	137,103	137,103
Software	355,925	347,015
Other assets	678,645	63,025

	9,795,510	10,890,059
Less: accumulated depreciation	6,623,309	5,587,564

Net property and equipment	$3,172,201	$5,302,495

        Depreciation expense totaled $1,924,972 and $2,836,606 for the years ended December 31, 2004 and 2003, respectively.

Note 3—Notes Payable

        On December 26, 2002 the Company renewed a line-of-credit agreement, increasing the loan ceiling to $3,000,000, and established a $2,000,000 term loan with the same bank. The Company's assets secure the notes and the Company assigned the receivables from a contract with a government agency to the bank. The Company's President guarantees the notes. The line-of-credit bears interest at the bank's floating prime rate (5.25% and 4.25% at December 31, 2004 and 2003) and the term loan bore interest at 5.5%. The line-of-credit was renewed on April 1, 2003 and increased to $5,000,000. The term loan was to be repaid in twenty-four installments of $88,191 commencing February 5, 2003 and terminating on January 5, 2005 with any outstanding principal and interest due in full. The term loan was paid off during 2004. The Company had $0 and $3,000,000 outstanding under the line-of-credit at December 31, 2004 and 2003. The Company had $0 and $1,112,433 outstanding under the term loan at December 31, 2004 and 2003, respectively.

Note 4—Related Party Transactions

        As of January 1, 2003, the Company is 50% owned by Spacelink International, Ltd. (Limited), an S Corporation, and 50% owned by Satcomsolutions, LLC (Satcom). Two employees, who are stockholders of Limited and members of Satcom, loaned the Company $1,185,740 on December 31, 2003. The interest rate for the loans was 5% per annum. The loans were repaid on January 29, 2004.

Note 5—Pension Plan

        The Company initiated a non-contributory, defined benefit pension plan (the "Plan") on January 1, 1997 covering all eligible employees. The Plan provides benefits based on average monthly compensation and years of service. The Company's funding policy is to contribute the amount necessary for the Plan to maintain its qualified status under The Employee Retirement Income Security Act of 1974, as amended. On January 23, 2001 the Plan was amended, closing the Plan to future participants and ceasing the accrual on non-top heavy benefits for existing participants.

        The value of the Plan assets was $1,128,119 and $1,032,647 as of December 31, 2004 and 2003, respectively. During the 2004 Plan year, the Plan experienced an increase in its net assets of $95,472. This increase was comprised of earnings from investments of $95,472. There were no employer contributions, employee contributions, Plan expenses or amounts paid to participants and beneficiaries.

        At December 31, 2004 and 2003, respectively, the present value of future benefits was $1,092,431 and $1,009,040, the present value of future normal cost was $86,503 and $90,590, and the net periodic benefit cost recognized was $0. For 2004 and 2003 the discount rate used in determining the actuarial present value of the projected benefit obligation was 5.07% and 4.96%, respectively, the expected long-term rate of return on assets was 7.0% for both years, and the rate of compensation increase for both years was 4%.

        On February 8, 2005, the Company terminated the Plan. As of December 31, 2004, Plan lump sum benefits of $1,337,668 exceeded Plan assets of $1,128,119 by $209,549. This Plan expense was accrued and is included as a component of "Accrued liabilities" in the balance sheet as of December 31, 2004.

Note 6—Accrued Liabilities

        The Company accrued $200,000 at December 31, 2004 and 2003 for a potential tax liability to a foreign country. No determination of the amount owed, if any, has been reached. The Company believes the accrual is sufficient to cover any payments that may be required to resolve the tax issue. The amount accrued is included as a component of "Accrued liabilities" in the balance sheet as of December 31, 2004 and 2003.

        The Company accrued $200,000 at December 31, 2004 for a potential tax liability relating to a sales tax audit. The Company believes the accrual is sufficient to cover any payments that may be required. The amount accrued is included as a component of "Accrued liabilities" in the balance sheet as of December 31, 2004.

        The Company accrued $1,076,000 at December 31, 2004 for bonuses, which will be paid in 2006. The amount accrued is shown as "Accrued liabilities-noncurrent" in the balance sheet as of December 31, 2004.

Note 7—Employee Retirement Plan

        The Company established a tax-deferred saving plan (the "Plan") in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended, which became effective September 1, 2001. All full-time employees who have completed ninety days of service are eligible for participation in the Plan. The Company may, at its discretion, make matching and profit sharing contributions. The matching contributions vest over six years beginning after two years of service.

        For the years ended December 31, 2004 and 2003, the Company made no contributions to the Plan.

Note 8—Potential Contract Liability

        The government has informed the Company that a volume discount may be owed on a contract through which the Company provides satellite bandwidth to the government. No amount for the potential claim has been established. The Company believes that no volume discount is due and that any amount paid to settle this claim would be immaterial for financial statement disclosure purposes.

Note 9—Unrecorded Performance Incentives

        The Company is negotiating with the government over contract performance incentive fees totaling $452,578, which the Company believes were earned from February 2001 through June 2003. The Company has not yet billed the government or recognized revenue for these fees. The government has approved payment for performance incentive fees on the same contract for the period July 2003 through June 2004.

Note 10—Leases

        The Company leases office and warehouse space under an agreement that expires in November 2005. The Company also leases satellite bandwidth and teleport services under agreements with various expiration dates through March 2006. Future minimum rental commitments under non-cancelable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2004 are as follows:

Year Ending December 31,
2005	$30,895,510
2006	1,041,288

Total minimum payments	$31,936,798

        The Company also leases office space, equipment, satellite bandwidth and teleport services under short-term leases. For the years ended December 31, 2004 and 2003, lease expense pursuant to the office, equipment, satellite and teleport leases totaled $51,223,045 and $48,133,289, respectively.

Note 11—Significant Customers

        Substantially all of the Company's sales are to the U.S. Government, principally the Department of Defense, under prime contracts or sub-contracts. For the year ended December 31, 2004, revenues recognized from the Company's largest contract, a prime contract, amounted to $64,799,546. Accounts receivable as of December 31, 2004 included $13,226,803 due from this contract.

        For the year ended December 31, 2003, revenues recognized from the Company's largest contract amounted to $58,248,000. Accounts receivable as of December 31, 2003 included $7,355,000 due from this contract.

Note 12—Subsequent Event

        Effective February 1, 2005 the Company executed a purchase agreement with Engineered Support Systems, Inc. ("ESSI") whereby the members sold all of the membership interests of the Company to ESSI and the Company became a wholly owned subsidiary of ESSI.

Note 13—Potential Tax Liability to a Foreign Government

        As discussed in Note 6, the Company accrued $200,000 at December 31, 2004 and 2003 for a potential tax liability to a foreign country. The amount accrued is included as a component of "Accrued liabilities" in the balance sheet as of December 31, 2004 and 2003. The Company has received a tax assessment from this country for the years 1995 through 2000 totaling approximately $1,396,400. No assessment has been received for any periods subsequent to 2000. The Company is appealing the assessment. The ultimate outcome of the appeal and the amount owed, if any, for the period under assessment or future periods cannot be reasonably estimated at this time.

Annex A

AGREEMENT AND PLAN OF MERGER
among
DRS TECHNOLOGIES, INC.,
MAXCO, INC.
and
ENGINEERED SUPPORT SYSTEMS, INC.
Dated as of September 21, 2005

ARTICLE 1 The Merger
1.1	The Merger	1
1.2	The Closing	1
1.3	Effective Time	1
1.4	Articles of Incorporation, By-Laws, Directors and Officers of the Surviving Corporation	1
ARTICLE 2 Effect of the Merger on Securities of Merger Sub and the Company
2.1	Merger Sub Stock	2
2.2	Common Stock	2
2.3	Company Stock Options	3
2.4	Exchange of Certificates Representing Common Stock	3
2.5	Adjustment of Merger Consideration	5
2.6	Dissenting Company Shareholders	5
ARTICLE 3 Representations and Warranties of the Company
3.1	Organization and Qualification	6
3.2	Articles of Incorporation and Bylaws	7
3.3	Capitalization	7
3.4	Authority Relative to This Agreement	8
3.5	No Conflict; Required Filings and Consents	8
3.6	Permits; Compliance	9
3.7	SEC Filings; Financial Statements; Undisclosed Liabilities	10
3.8	Affiliate Transactions	11
3.9	Absence of Certain Changes or Events	11
3.10	Absence of Litigation	11
3.11	Employee Benefit Plans	12
3.12	Labor and Employment Matters	14
3.13	Real Property; Title to Assets	15
3.14	Intellectual Property	16
3.15	Taxes	17
3.16	Environmental Matters	18
3.17	Specified Contracts	19
3.18	Government Contracts	21
3.19	No Suspension or Debarment	22
3.20	Loss Contracts; Backlog	22
3.21	Customers, Distributors and Suppliers	22

3.22	Insurance	22
3.23	Board Approval; Vote Required	23
3.24	Opinions of Financial Advisors	23
3.25	Brokers	23
3.26	Certain Business Practices	23
3.27	Information Supplied	23
3.28	Export Licenses and Agreements	24
3.29	Full Disclosure	24
ARTICLE 4 Representations and Warranties of Parent and Merger Sub
4.1	Organization and Qualification	25
4.2	Capitalization	25
4.3	Authority Relative to This Agreement	25
4.4	No Conflict; Required Filings and Consents	26
4.5	Interim Operations of Merger Sub	26
4.6	Financing	27
4.7	Ownership of Common Stock	27
4.8	Parent SEC Reports	27
4.9	Information Supplied	27
4.10	Absence of Litigation	27
4.11	Compliance	28
4.12	Certain Business Practices	28
4.13	Full Disclosure	28
ARTICLE 5 Covenants
5.1	Alternative Proposals	29
5.2	Interim Operations	31
5.3	Company Shareholder Approval; Joint Proxy Statement; Parent Registration Statement	32
5.4	Filings; Other Action	33
5.5	Access to Information	33
5.6	Publicity	34
5.7	Further Action	34
5.8	Insurance; Indemnity	34
5.9	Benefit Plans	35
5.10	Supplemental Disclosure	36
5.11	NYSE Listing	36
5.12	Payment of Bank Debt	36
5.13	Parent Financing	36

ARTICLE 6 Conditions
6.1	Conditions to Each Party's Obligation to Effect the Merger	37
6.2	Conditions to Obligation of Parent and Merger Sub to Effect the Merger	38
6.3	Conditions to Obligation of the Company to Effect the Merger	38
ARTICLE 7 Termination
7.1	Termination	39
7.2	Effect of Termination and Abandonment	40
7.3	Termination Fee	40
7.4	Termination for Failure to Obtain Financing	41
7.5	Amendment	41
7.6	Extension; Waiver	41
ARTICLE 8 General Provisions
8.1	Nonsurvival of Representations and Warranties	41
8.2	Notices	42
8.3	Assignment; Binding Effect	42
8.4	Entire Agreement	43
8.5	Governing Law	43
8.6	Fee and Expenses	43
8.7	Certain Definitions	43
8.8	Headings	45
8.9	Interpretation	45
8.10	Waivers	45
8.11	Severability	45
8.12	Enforcement of Agreement	45
8.13	Counterparts	45

TABLE OF DEFINED TERMS

401(k) Plans	Section 8.7
Acquisition Agreement	Section 5.1(b)
Action	Section 3.10
Affiliate	Section 8.7
Agreement	Preamble
Alternative Proposal	Section 5.1(a)
Ancillary Documents	Section 5.4
Articles of Merger	Section 1.3
Backlog	Section 3.20
Cap	Section 5.8(a)
Cash Consideration	Section 2.2(a)
Certificate	Section 2.2(b)
Change in Control Agreement	Section 3.11(b)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.4(b)
Collective Bargaining Agreements	Section 3.12
Commitment Letter	Section 4.6
Common Stock	Section 2.2(a)
Company	Preamble
Company Applicable Period	Section 5.1(a)
Company Disclosure Schedule	ARTICLE 3
Company Financial Advisor	Section 3.24
Company Material Adverse Effect	Section 8.7
Company Permits	Section 3.6(a)
Company Shareholder Approval	Section 3.4
Company Shareholders' Meeting	Section 5.3(a)
Company Stock Option	Section 3.3(a)
Company Stock Option Plans	Section 3.3(a)
Company Stock Plans	Section 3.3(a)
Computer Software	Section 3.14(g)
Confidentiality Agreement	Section 5.5(b)
Continuing Employees	Section 5.9(b)
Contract	Section 3.5(a)
Credit Agreement	Section 5.12
Delaware Courts	Section 8.5
Dissenting Common Stock	Section 2.6
Effective Time	Section 1.3
Environmental Claim	Section 8.7
Environmental Laws	Section 3.16(b)
ERISA	Section 3.11(a)
ERISA Affiliate	Section 3.11(b)
ESOP	Section 3.3(a)
ESPP	Section 3.3(a)
Exchange Act	Section 3.5(b)
Exchange Agent	Section 2.4(a)
Exchange Ratio	Section 2.2(a)
Expense Payment	Section 7.3(a)
Export Approvals	Section 3.28(a)
Foreign Benefit Plan	Section 3.11(f)
GAAP	Section 3.7(b)

Government Bid	Section 3.18(g)(i)
Government Contract	Section 3.18(g)(ii)
Governmental Authority	Section 3.5(b)
group	Section 8.7
Hazardous Substance	Section 3.16(d)
HSR Act	Section 3.5(b)
ICA	Section 3.5(b)
Indebtedness	Section 8.7
Indemnified Party	Section 5.8(b)
Infringe	Section 3.14(a)
Intellectual Property	Section 3.14(g)
Investments	Section 3.3(d)
IRS	Section 3.11(a)
Joint Proxy Statement	Section 5.3(c)
knowledge	Section 8.7
Law	Section 3.5(a)
Leased Properties	Section 3.13(b)
License Agreements	Section 8.7
Liens	Section 8.7
Loss Contract	Section 8.7
MBCL	Section 1.1
Merger	Section 1.1
Merger Consideration	Section 2.2(a)
Merger Sub	Preamble
Multiemployer Plan	Section 3.11(b)
Multiple Employer Plan	Section 3.11(b)
NYSE	Section 2.2(a)
Option Consideration	Section 2.3(i)
Other Transactions	Section 3.4
Outside Date	Section 7.1(b)(i)
Owned Intellectual Property	Section 3.14(c)
Owned Properties	Section 3.11(a)
Parent	Preamble
Parent Common Stock Value	Section 2.2(a)
Parent Disclosure Schedule	ARTICLE 4
Parent Material Adverse Effect	Section 8.7
Parent Preferred	Section 4.2
Parent SEC Reports	Section 4.8
Parent Stock	Section 2.2(a)
Parent Stock Consideration	Section 2.2(a)
Parent Stockholder Vote	Section 4.3
Parent Stockholders' Meeting	Section 5.3(b)
Parent Subsidiary	Section 4.1
PBGC	Section 3.11(h)(ii)
Pension Plan	Section 3.11(b)
Permitted Liens	Section 3.13(c)
Person	Section 8.7
Plans	Section 3.11(a)
Properties	Section 3.13(b)
Registration Statement	Section 5.3(c)
Sarbanes-Oxley Act	Section 3.6(c)
Scheduled Intellectual Property	Section 3.14(b)
SEC	Section 3.5(b)
SEC Reports	Section 3.7(a)

Securities Act	Section 3.7(a)
Small Business Act	Section 3.18(b)
Specified Contract	Section 3.17(b)
SPPND	Section 3.3(a)
Subsidiary	Section 3.1
Superior Proposal	Section 5.1(a)
Superior Proposal Notice	Section 5.1(b)
Surviving Corporation	Section 1.1
Tax	Section 8.7
Tax Returns	Section 8.7
Taxes	Section 8.7
Termination Fee	Section 7.3(a)
Third Party Licenses	Section 3.14(d)
Total Cash Consideration	Section 2.3(ii)
Total Cash Exercise Price	Section 2.3(iv)
Total Parent Stock Exercise Price	Section 2.3(v)
Total Stock Consideration	Section 2.3(iii)
Trade Secrets	Section 3.14(e)
Treasury Regulations	Section 3.16(b)

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of September 21, 2005, among DRS Technologies, Inc., a Delaware corporation ("Parent"), Maxco, Inc., a Missouri corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Engineered Support Systems, Inc., a Missouri corporation (the "Company").

RECITALS

        WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company each have determined that it is in the best interests of their respective companies and stockholders to enter into and consummate this Agreement, providing for the merger of Merger Sub with and into the Company with the Company as the surviving corporation, and subject to the conditions set forth herein; and

        WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

        NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1
THE MERGER

        1.1    The Merger.    At the Effective Time (as defined in Section 1.3), subject to the terms and conditions of this Agreement and the applicable provisions of the General and Business Corporation Law of Missouri (the "MBCL"), Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease (the "Merger"). The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"). The Merger shall have the effects specified in the MBCL.

        1.2    The Closing.    Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at Four Times Square, New York, New York, at 10:00 a.m., local time, as soon as practicable but in no event later than the Outside Date (as defined in Section 7.1(b)(i)). The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

        1.3    Effective Time.    If all the conditions to the Merger set forth in Article 6 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 7, the parties hereto shall cause Articles of Merger meeting the requirements of the MBCL (the "Articles of Merger") to be filed with the Secretary of State of the State of Missouri on the Closing Date. The Merger shall become effective at the time of filing of the Articles of Merger with the Secretary of State of the State of Missouri in accordance with the MBCL, or at such later time which the parties hereto shall have agreed upon and designated in such filings as the effective time of the Merger (the "Effective Time").

        1.4    Articles of Incorporation, By-Laws, Directors and Officers of the Surviving Corporation.     (a) The Amended Articles of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, from and after the Effective Time, until duly amended in accordance with applicable Law and the terms thereof.

        (b)   The Amended and Restated By-Laws of the Company as in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation from and after the Effective Time,

until duly amended in accordance with applicable Law, the terms thereof, and the Surviving Corporation's Articles of Incorporation.

        (c)   The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time, until their successors are duly appointed or elected in accordance with applicable Law and the Surviving Corporation's Articles of Incorporation and By-Laws.

        (d)   The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time, until their successors are duly appointed or elected in accordance with applicable Law and the Surviving Corporation's Articles of Incorporation and By-Laws.

ARTICLE 2
EFFECT OF THE MERGER ON SECURITIES OF MERGER SUB AND THE
COMPANY

        At the Effective Time by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the securities of Merger Sub or the Company:

        2.1    Merger Sub Stock.    Each share of common stock, $0.01 par value per share, of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation.

        2.2    Common Stock.    (a) Each share of common stock, par value $0.01 per share, of the Company (the "Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by Parent or Merger Sub or held by the Company, all of which shall be cancelled, and other than the shares of Dissenting Common Stock (as defined in Section 2.6)) shall be converted into the right to receive (i) the amount of $30.10 in cash without interest (the "Cash Consideration") and (ii) a fraction of a fully paid and nonassessable share (the "Parent Stock Consideration") of the common stock, $.01 par value per share, of Parent ("Parent Stock") equal to one share of Parent Stock multiplied by the Exchange Ratio. "Exchange Ratio" means (a) if the Parent Common Stock Value is $57.20 or greater, 0.2255; (b) if the Parent Common Stock Value is less than $57.20 but greater than $46.80, the quotient, calculated to the nearest one-ten thousandth, resulting from dividing $12.90 by the Parent Common Stock Value; or (c) if the Parent Common Stock Value is $46.80 or less, 0.2756. "Parent Common Stock Value" means the average closing sale prices for a share of Parent Stock on the New York Stock Exchange, Inc. (the "NYSE") Composite Transactions Tape (as reported by The Wall Street Journal (Northeast edition), or, if not reported thereby, as reported by any other authoritative source) for each of the ten consecutive trading days ending with the second complete trading day prior to the Closing Date (not counting the Closing Date). The Parent Stock Consideration using the Exchange Ratio shall be calculated to the nearest one-ten thousandth of a share of Parent Stock and the Parent Common Stock Value shall be calculated to the nearest one-tenth of one cent. The Cash Consideration and the Parent Stock Consideration to be received by the holders of Common Stock hereunder (together with the cash in lieu of fractional shares of Parent Stock as specified below) are referred to herein collectively as the "Merger Consideration".

        (b)   All shares of Common Stock (other than shares to be cancelled in accordance with Section 2.2(c)) shall cease to be outstanding and shall be cancelled and shall cease to exist, and each holder of shares of Common Stock (other than Merger Sub and Parent) shall thereafter cease to have any rights with respect to such shares of Common Stock, except, subject to Section 2.5, the right to receive, without interest, the Merger Consideration in accordance with Section 2.4 upon the surrender of a certificate or certificates (a "Certificate") representing such shares of Common Stock.

        (c)   Each share of Common Stock issued and held in the Company's treasury at the Effective Time, or held by Merger Sub or Parent, shall, by virtue of the Merger, cease to be outstanding and shall be cancelled without payment of any consideration therefor.

        2.3    Company Stock Options.    Each Company Stock Option that is outstanding immediately prior to the Effective Time shall be cancelled as of the Effective Time and in exchange therefor, the holder of such Company Stock Option shall be entitled to receive, in consideration for the cancellation of such Company Stock Option and net of applicable withholding Taxes, the Option Consideration (if any). The Company shall take any and all action, as may be necessary, to effectuate the foregoing, including without limitation adopting any plan amendments and obtaining any required consents.

          (i)    For purposes of this Agreement, "Option Consideration" means (x) an amount of cash equal to the positive difference, if any, between the Total Cash Consideration, less the Total Cash Exercise Price; and (y) the number of shares of Parent Stock equal to the positive difference, if any, between the Total Stock Consideration less the Total Parent Stock Exercise Price.

          (ii)   For purposes of this Agreement, "Total Cash Consideration" means the product of (x) the Cash Consideration multiplied by (y) the number of shares of Company Stock subject to such Company Stock Option immediately prior to the Effective Time.

          (iii)  For purposes of this Agreement, "Total Stock Consideration" means the product of (x) the Parent Stock Consideration multiplied by (y) the number of shares of Company Stock subject to such Company Stock Option immediately prior to the Effective Time.

          (iv)  For purposes of this Agreement, "Total Cash Exercise Price" means the product of (x) the aggregate exercise price of such Company Stock Option, multiplied by (y) a fraction, the numerator of which is the Cash Consideration, and the denominator of which is the sum of (A) the Cash Consideration and (B) the product of the Parent Stock Consideration multiplied by the Parent Common Stock Value.

          (v)   For purposes of this Agreement, "Total Parent Stock Exercise Price" means (A) the aggregate exercise price of such Company Stock Option, multiplied by a fraction, the numerator of which is the product of the Parent Stock Consideration and the Parent Common Stock Value and the denominator of which is the sum of the Cash Consideration and product of the Parent Stock Consideration and the Parent Common Stock Value, divided by (B) the Parent Common Stock Value.

        2.4    Exchange of Certificates Representing Common Stock.    (a) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company, subject to the reasonable satisfaction of the Company, to act as Exchange Agent hereunder for the purpose of paying, in accordance with this Article 2, the Cash Consideration and exchanging, in accordance with this Article 2, Certificates for the Parent Stock Consideration (the "Exchange Agent"). Parent shall take all steps necessary to cause the Surviving Corporation to provide the Exchange Agent with the Merger Consideration to be delivered in exchange for all the shares of Common Stock pursuant to Section 2.2(a) as and when such amounts are needed by the Exchange Agent.

        (b)   As promptly as possible after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of shares of Common Stock: (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) shall pass, only upon delivery of such Certificate(s) to the Exchange Agent and which letter shall be in such form and have such other provisions as are customary for letters of this nature and (ii) instructions for effecting the surrender of such Certificate(s) in exchange for the Merger Consideration. Upon surrender of such Certificate(s) to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate(s) shall be entitled to receive in exchange therefor a certificate (or evidence of shares in book entry form) representing that number of whole shares of Parent Stock and the amount of cash, without interest, into which shares of Common Stock formerly represented by such Certificate(s) shall have been converted into the right to receive pursuant to Section 2.2 after giving effect to any required Tax withholdings, and the shares formerly represented by the Certificate(s) so surrendered shall forthwith be cancelled. If any portion of the Parent Stock Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration of such shares constituting such Parent Stock Consideration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such delivery of such shares shall pay to the Exchange Agent any transfer or other Taxes required by reason of such registration in the name of a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable. No interest will be paid or will accrue on the cash payable upon surrender of any Certificate(s), including in lieu of any fractional shares of Parent Stock. In the event of a transfer of ownership of Common Stock that is not registered in the transfer records of the Company, payment may be made with respect to such Common Stock to such a transferee if such Certificate(s) representing such shares of Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other Taxes have been paid. Until surrendered as contemplated by this Section 2.4(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of Parent Stock and cash, without interest, into which the shares of Common Stock theretofore represented by such Certificate(s) shall have been converted pursuant to this Article 2. Except to the extent that the holder provides the appropriate party with a validly executed IRS Form W-8 or W-9, as the case may be, Parent, Merger Sub or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock of the Company such amounts as Parent, Merger Sub or the Exchange Agent are required to deduct and withhold under the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder (the "Code"), or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent the amounts are so withheld by Parent, Merger Sub or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Common Stock of the Company in respect of whom such deduction and withholding was made by Parent, Merger Sub or the Exchange Agent.

        (c)   All shares of Parent Stock issued and all cash paid upon surrender of Certificates in accordance with the terms of this Article 2 shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Common Stock theretofore represented by such Certificates. At or after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article 2.

        (d)   No dividends or other distributions with respect to Parent Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.4(e) until the surrender of such Certificate in accordance with this Article 2. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of Parent Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Stock to which such holder is entitled pursuant to Section 2.4(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Stock.

        (e)   No certificates or script, or evidence of shares in book entry form, representing fractional shares of Parent Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of Common Stock exchanged pursuant to the Merger who would otherwise be entitled to receive a fraction of a share of Parent Stock shall receive, upon surrender of such holder's Certificates in accordance with this Section 2.4, an amount in cash (without interest) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the average of the per share closing sales prices of shares of Parent Stock as reported on the NYSE Composite Transactions reporting system (as reported in The Wall Street Journal or, in the absence thereof, by another authoritative source) during the five (5) consecutive trading days ending on (and including) the trading day immediately preceding the date of the Effective Time. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of Section 2.4(b).

        (f)    Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.4(a) (including the proceeds of any interest and other income received by the Exchange Agent in respect of all such funds) that remains undistributed to the former shareholders of the Company six (6) months after the Effective Time shall be delivered to Parent, upon demand. Any former shareholders of the Company who have not theretofore complied with this Article 2, with respect to the procedures for receiving the Merger Consideration to which they are entitled, shall thereafter look only to the Parent for payment of any Merger Consideration, without any interest thereon, that may be payable in respect of each share of Common Stock such shareholder held as of the Effective Time as determined pursuant to this Agreement.

        (g)   None of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

        (h)   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim which may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

        (i)    Parent or Merger Sub shall pay all of the Exchange Agent's fees in connection with the exchange of the Merger Consideration for Certificates.

        2.5    Adjustment of Merger Consideration.    In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Common Stock or Parent Stock shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction, the Exchange Ratio and Cash Consideration shall be appropriately adjusted.

        2.6    Dissenting Company Shareholders.    Notwithstanding any provision of this Agreement to the contrary, to the extent permitted by the MBCL, shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Common Stock who are entitled to demand and properly demand payment of the fair value of such Common Stock pursuant to Section 351.455 of the MBCL (the "Dissenting Common Stock") will not be converted into, or represent the right to receive, the Merger Consideration. Holders of such shares of Dissenting Common Stock will be entitled to payment of the fair value of such Dissenting Common Stock in accordance with the provisions of such Section 351.455 unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the MBCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Dissenting Common Stock will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon the surrender of a Certificate in accordance with Section 2.4. The Company shall give Parent: (i) prompt notice of any demands for payment of fair value received by the Company pursuant to Section 351.455 of the MBCL, withdrawals of such demands and any other instruments served pursuant to Section 354.455 of the MBCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demand for payment of fair value under the MBCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for payment of fair value or offer to settle or settle any such demands.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Subject to such exceptions as are disclosed in the corresponding sections of the disclosure schedule which is attached hereto and made a part hereof (the "Company Disclosure Schedule") (it being understood that (a) the disclosure of any fact or item in any section of the Company Disclosure Schedule shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section so long as the relevance of such disclosure to such other section is reasonably apparent, and (b) the disclosure of any matter or item in the Company Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms "material," "materially," "materiality" or "Company Material Adverse Effect" or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, could reasonably be expected to have a Company Material Adverse Effect, as defined in Section 8.7), the Company hereby represents and warrants to each of Parent and Merger Sub as of the date of this Agreement as follows:

        3.1    Organization and Qualification.    Each of the Company and each subsidiary of the Company (each, a "Subsidiary") is a corporation, limited partnership or limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate, limited liability company, or partnership (as the case may be) power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted except for such governmental approvals, the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

        3.2    Articles of Incorporation and Bylaws.    The Company has made available to Parent (i) all minute books of the Company and each Subsidiary since March 5, 2002, which are complete and correct, and (ii) a complete and correct copy of the Articles of Incorporation and the Bylaws (or similar organizational documents), each as amended to date, of the Company and each Subsidiary. Such Articles of Incorporation and Bylaws (or similar organizational documents) are in full force and effect.

        3.3    Capitalization.

        (a)   The authorized capital stock of the Company consists of 85,000,000 shares of Common Stock. As of the date hereof, (i) 41,788,943 shares of Common Stock were issued and outstanding (excluding shares of Common Stock held in the treasury of the Company), all of which are duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, (ii) no shares of Common Stock were held in the treasury of the Company, (iii) no shares of Common Stock were held by the Subsidiaries, (iv) 4,832,019 shares of Common Stock were reserved for future issuance in connection with the exercise of each option (a "Company Stock Option") issued pursuant to any stock option plan, agreement or commitment maintained by the Company (other than the ESOP, the SPPND, and the ESSP as each is defined below) (the "Company Stock Option Plans") (including shares reserved pursuant to outstanding Company Stock Options), (v) no shares of Common Stock were reserved for issuance in connection with the Company's Employee Stock Ownership Plan (the "ESOP"), (vi) 70,420 shares of Common Stock were reserved for issuance under the Company's Stock Purchase Plan for Non-Employee Directors (of which not more than 2,500 shares will be issued by the Company with respect to 2005) (the "SPPND") and (vii) 1,333,418 shares of Common Stock were reserved for issuance under the Company's Employee Stock Purchase Plan (of which no shares will be issued following the date hereof) (the "ESPP" and, together with the Company Stock Option Plans, the ESOP and SPPND, the "Company Stock Plans"). Section 3.3(a)(i) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, each Company Stock Option and other right to purchase or receive shares of Common Stock under the Company Stock Plans, the expiration date, grant date, vesting commencement date, vesting schedule, type of option and the exercise price of each such Company Stock Option (including whether the exercise price was less than the fair market value of the underlying Shares on the date of grant) or right and the number of Shares issuable under each Company Stock Option.

        (b)   Except as set forth in Section 3.3(b), or as set forth in Section 3.3(b) of the Company Disclosure Schedule, there are no (i) subscriptions, calls, contracts, options, warrants or other rights, agreements, arrangements, understandings, restrictions or commitments of any character to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary is bound relating to the issued or unissued capital stock or equity interests of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company or any Subsidiary (including any rights plan or agreement), (ii) securities of the Company or securities convertible, exchangeable or exercisable for shares of capital stock or equity interests of the Company or any Subsidiary, or (iii) equity equivalents, stock appreciation rights or phantom stock, stock based performance units, ownership interests in the Company or any Subsidiary or similar rights. All shares of Common Stock subject to issuance as set forth in Section 3.3(a), upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive (or similar) rights. There are no outstanding contractual obligations or rights of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any securities or equity interests of the Company or any Subsidiary to vote or to dispose of any shares of capital stock or equity interests of the Company or any Subsidiary. Except as set forth in Section 3.3(b) of the Company Disclosure Schedule, none of the Company or any Subsidiary nor, to the knowledge of the Company, any other Person is a party to any shareholders' agreement, voting trust agreement or registration rights agreement relating to any equity securities or equity interests of the Company or any Subsidiary or any other contract relating to disposition, voting or dividends with respect to, or bound by, any equity securities or equity interests of the Company or of any Subsidiary. No dividends on the Common Stock have been declared or paid since July 31, 2005. All of the issued and outstanding shares of Common Stock have been issued by the Company in compliance with applicable federal and state securities Laws. There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company's shareholders may vote.

        (c)   Each outstanding share of capital stock (or other unit of equity interest) of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of preemptive (or similar) rights, and each such share or unit is owned by the Company, by one or more wholly owned Subsidiaries of the Company, or by the Company and one or more wholly-owned Subsidiaries of the Company, free and clear of all options, rights of first refusal, agreements, limitations on the Company's or any Subsidiary's voting, dividend or transfer rights, charges and other encumbrances or Liens of any nature whatsoever. A true and complete list of all the Subsidiaries of the Company together with the jurisdiction of incorporation of each Subsidiary is set forth in Section 3.3(c) of the Company Disclosure Schedule.

        (d)   Section 3.3(d) of the Company Disclosure Schedule also lists any and all Persons of which the Company directly or indirectly owns an equity or similar interest, or an interest convertible into or exchangeable or exercisable for an equity or similar interest, of any Person which is not a Subsidiary (collectively, the "Investments"). The Company or a Subsidiary, as the case may be, owns all Investments free and clear of all Liens, and there are no outstanding contractual obligations of the Company or any Subsidiary permitting the repurchase, redemption or other acquisition of any of its interest in the Investments or requiring the Company or any Subsidiary to provide funds to, make any investment (in the form of a loan, capital contribution or otherwise) in, provide any guarantee with respect to, or assume, endorse or otherwise become responsible for the obligations of, any Investment (or any Person in which such Investment is made).

        3.4    Authority Relative to This Agreement.    The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement to be consummated by the Company or the Surviving Corporation (the "Other Transactions"). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the Other Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or such Other Transactions (other than the adoption of this Agreement by the affirmative vote of the holders of two-thirds of the then-outstanding shares of Common Stock entitled to vote thereon (the "Company Shareholder Approval") and the filing and recordation of appropriate merger documents as required by the MBCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors' rights generally and subject to the effect of general principles of equity.

        3.5    No Conflict; Required Filings and Consents.

        (a)   The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Merger and the Other Transactions will not, (i) assuming the approval of the agreement by the shareholders of the

Company as required by the MBCL, conflict with, violate or result in a breach of the Articles of Incorporation or Bylaws of the Company (or similar organizational documents of any Subsidiary), (ii) assuming that all consents, approvals and other authorizations described in Section 3.5(b) have been obtained, that all filings and other actions described in Section 3.5(b) have been made or taken, and that the Company pays off in full at Closing the outstanding amounts due under the Credit Facility (as hereinafter defined), conflict with or violate any U.S. federal, state or local or foreign statute, law, ordinance, regulation, rule, code, executive order, judgment, decree or other order ("Law") applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, require consent or result in a loss of a benefit under, give rise to an obligation under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other binding commitment, instrument or obligation (each, a "Contract") to which the Company or any Subsidiary is a party or by which the Company or a Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

        (b)   The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Merger and the Other Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, provincial, federal, state or local or government, regulatory or administrative authority, or any court, tribunal, or judicial or arbitral body (a "Governmental Authority"), except for (i) applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the competition or Merger Control Laws of any other applicable jurisdiction, (iii) the notification requirements of the Investment Canada Act (R.S. 1985, c. 28 (1st Supp.), as amended (the "ICA"), (iv) the filing with the Securities and Exchange Commission (the "SEC") of the Joint Proxy Statement, (v) any filings required by, and any approvals required under, the rules and regulations of the Nasdaq National Market, (vi) the filing and recordation of appropriate merger documents as required by the MBCL, (vii) any novations, consents or approvals required in connection with Government Contracts or similar novations, consents or approvals under any other Contracts with any other Governmental Authorities, (viii) any filings required under the DOD Industrial Security Manual for Safeguarding Classified Information, and (ix) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filing or notifications would not (a) prevent or materially delay the consummation of the Merger, or (b) otherwise prevent or materially delay performance by the Company of any of its material obligations under the Agreement.

        3.6    Permits; Compliance.

        (a)   Each of the Company and each Subsidiary is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each such entity to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Company Permits") and no default has occurred under any such Company Permit, and no written notice of violation has been received from any Governmental Authority, except where the failure to have, or the suspension or cancellation of, or defaults under, or violations of, any Company Permit have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. As of the date hereof, neither the

Company nor any Subsidiary has received any written notification from any Governmental Authority threatening to revoke any such Person's material Company Permit.

        (b)   To the knowledge of the Company, each of the Company and each of its Subsidiaries and Affiliates (with respect to matters relating to the Company's business) is, and at all times has been, in compliance in all material respects with any Law applicable to such Person or Affiliate or by which any property or asset of such entity is bound or affected, and has not received written notice of any violation of any such Law.

        (c)   Since the enactment of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder (the "Sarbanes-Oxley Act"), the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Company has designed and implemented disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known on a timely basis to the individuals responsible for the preparation of the Company's filings with the SEC and other public disclosure documents.

        (d)   The Company has disclosed, based on its most recent evaluation, to the Company's auditors and the audit committee of the Board of Directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company's ability to record, process, summarize and report financial information and (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting. True, correct and complete copies of any written reports or other correspondence with respect to such disclosures (whether prepared by the Company, its counsel or other advisors) have been provided to Parent prior to the date of this Agreement, except in any instances where providing such reports or other correspondence would constitute a waiver of applicable attorney-client privilege (in which case Parent has been advised of the subject matter thereof).

        (e)   The Company has not received any complaint, allegation, assertion or claim in writing regarding the accounting practices, procedures, methodologies or methods of the Company or its internal accounting controls, which deals with any matter that would reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, there is no reason to believe that its auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act when next due.

        (f)    Since October 1, 2003, neither the Company nor any of its Subsidiaries has effected any securitization transaction or other "off-balance sheet arrangement" (as defined in Item 303 of Regulation S-K of the SEC).

        3.7    SEC Filings; Financial Statements; Undisclosed Liabilities.    (a) The Company has filed all forms, reports, statements, schedules, certifications and other documents required to be filed by it with the SEC since November 1, 2001 (collectively, the "SEC Reports"). As of their respective dates, the SEC Reports (including any documents or information incorporated by reference therein and including any financial statements or schedules included therein) (i) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act, the Sarbanes-Oxley Act and, in each case, the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is or has been required to file any form, report, statement, schedule, certification or other document with the SEC.

        (b)   Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in the SEC Reports was prepared in accordance with accounting principles generally accepted in the United States ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC and the requirements of Regulation S-X under the Securities Act) and each fairly presents, in all material respects, the consolidated financial position, results of operations, shareholders' equity and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to the absence of footnotes and to normal and recurring year-end adjustments). All of the Subsidiaries are consolidated for accounting purposes.

        (c)   Except as set forth in the SEC Reports, and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Subsidiaries as at October 31, 2004, included in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2004, neither the Company nor any Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations (i) incurred in the ordinary course of business and in a manner consistent with past practice since October 31, 2004, or (ii) the obligations to pay fees and expenses to the Company's attorneys, accountants and the Company Financial Advisor relating to the obligations contemplated by this Agreement. None of the liabilities or obligations contemplated by the preceding sentence have had, individually or in the aggregate, or would reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, the aggregate amount of all Indebtedness of the Company and its Subsidiaries (other than any Indebtedness owed by the Company to any Subsidiary or any Subsidiary to the Company or another Subsidiary) does not exceed $75 million.

        3.8    Affiliate Transactions.    Except as set forth in Section 3.8 of the Company Disclosure Schedule, there are no transactions, agreements, arrangements or understandings between (i) the Company or any of its Subsidiaries, on the one hand, and (ii) any Affiliate of the Company (other than any of its Subsidiaries), on the other hand.

        3.9    Absence of Certain Changes or Events.    Except as set forth in Section 3.9 of the Company Disclosure Schedule, since October 31, 2004, there has not occurred any Company Material Adverse Effect, or any event, circumstance or occurrence that has had, or would reasonably be expected to have, a Company Material Adverse Effect. Since October 31, 2004, except as expressly contemplated by this Agreement, (a) the Company and the Subsidiaries have conducted their businesses only in the ordinary course of business and in a manner consistent with past practice and (b) neither the Company nor any Subsidiary has taken any action or agreed to take any action that would be prohibited by clauses (i) through (xviii) of Section 5.2(b) taken after the date hereof other than in the ordinary course of business and in a manner consistent with past practice.

        3.10    Absence of Litigation.    Except as set forth in Section 3.10 of the Company Disclosure Schedule, and excluding workers' compensation claims for which the Company is insured or has recorded adequate reserves in its financial statements to cover such claims, there is no litigation, suit, claim, action, proceeding, hearing, petition, grievance, complaint, charge or investigation (an "Action") pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or Affiliates (with respect to matters relating to the Company's business), or any property or asset of the Company or any Subsidiary, or to the knowledge of the Company, or any officer, director or employee of the Company or any of its Subsidiaries or Affiliates (with respect to matters relating to the Company's business), before any Governmental Authority or arbitrator. Except as set forth in Section 3.10 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries or Affiliates (with respect to matters relating to the Company's business) nor any property or asset of the Company or of its Subsidiaries or Affiliates (with respect to matters relating to the

Company's business) is subject to any order, writ, judgment, injunction, decree, determination or award of, or, to the knowledge of the Company, any investigation by, any Governmental Authority.

        3.11    Employee Benefit Plans.    (a) Section 3.11(a) of the Company Disclosure Schedule lists: (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all material bonus, stock option, stock purchase, restricted stock, stock bonus, stock appreciation right, employee stock ownership, profit sharing, savings, change in control, retirement, pension, health, life insurance, disability, accident, group insurance, vacation, holiday, sick leave, fringe benefit, layoff, salary continuation, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements; and (ii) all employment, termination, severance or other Contracts, agreements or commitments to which the Company, any ERISA Affiliate or any Subsidiary is a party, with respect to which the Company, any ERISA Affiliate or any Subsidiary has or may reasonably be expected to have any obligation or which are maintained, contributed to or sponsored by the Company, any ERISA Affiliate or any Subsidiary for the benefit of any current or former employee, consultant, officer or director of the Company or any Subsidiary (collectively, the "Plans"). The Company has made available to Merger Sub a true and complete copy (where applicable) of (i) each Plan (or, where a Plan has not been reduced to writing, a summary of all material Plan terms of such Plan), (ii) each trust or funding arrangement prepared in connection with each such Plan, (iii) the annual report on Internal Revenue Service ("IRS") Form 5500 or any other annual report required by applicable Law for the three (3) most recent plan years, (iv) the most recently received IRS determination letter for each such Plan, (v) the two (2) most recent actuarial reports and financial statements prepared in connection with each such Plan, and (vi) the most recent summary plan description, any summaries of material modification, any employee handbooks, and any material written communications (or a description of any material oral communications) by the Company or the Subsidiaries to any current or former employees, consultants, or directors of the Company or any Subsidiary concerning the extent of the benefits provided under a Plan. Neither the Company nor any Subsidiary has any plan or commitment to establish any new material Plan or to materially modify any Plan.

        (b)   Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, none of the Company or any Subsidiary or any other Person or entity that, together with the Company or any Subsidiary, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, together with the Company and any Subsidiary, an "ERISA Affiliate"), has now or at any time within the past six years (and in the case of any such other Person or entity, only during the period within the past six years that such other Person or entity was an ERISA Affiliate) contributed to, sponsored, or maintained: (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA (each, a "Pension Plan"); (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA or the comparable provisions of any other applicable Law) (a "Multiemployer Plan"); or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which an ERISA Affiliate would reasonably be expected to incur liability under Section 4063 or 4064 of ERISA (a "Multiple Employer Plan"). Except as set forth on Section 3.11(b) of the Company Disclosure Schedule (each, a "Change in Control Agreement"), no Plan exists that would result in the payment to any present or former employee, director or consultant of the Company or any Subsidiary of any money or other property or result in the forgiveness of indebtedness or accelerate or provide any other rights or benefits to any current or former employee, director or consultant of the Company or any Subsidiary as a result of the consummation of the Merger or any other transaction contemplated by this Agreement (whether alone or in connection with any other event). No payment or other benefit that has been or may be made to any current or former employee or independent contractor of the Company or any Subsidiary under any Plan, employment, severance or termination agreement, other compensation arrangement or employee benefit plan or arrangement with the Company or any Subsidiary may be characterized as an "excess parachute payment," as such term is defined in Section 280G of the Code and no such Plan, arrangement or agreement provides for, or provided for, the payment by the Company or any Subsidiary of any amount that is not or was not reasonably deductible under Section 162(m) or Section 404 of the Code. Neither the Company nor any of its Subsidiaries nor any of its ERISA Affiliates is required to provide any "gross up" payments to any employee or service provider with respect to any tax imposed under section 4999 of the Code.

        (c)   Each Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS that the Plan is so qualified, and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and, to the knowledge of the Company, no fact or circumstance exists that would reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust. The ESOP is a duly organized, validly existing employee stock ownership plan under Section 407 of ERISA and Section 4975(e)(7) of the Code and is not a party to any outstanding loans.

        (d)   (i) Each Plan and each related trust agreement, annuity Contract or funding instrument has been established and administered, both as to form and operation, in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, except to the extent such noncompliance has not had, and would not reasonably be expected to have a Company Material Adverse Effect, and (ii) except as set forth in Section 3.11(d) of the Company Disclosure Schedule, no Plan provides post-termination or retiree welfare benefits, and neither the Company nor any Subsidiary has any obligation to provide any post-termination benefits other than for health care continuation as required by Section 4980B of the Code or any similar statute. All obligations to be performed at or prior to the Closing Date with respect to each Plan (including, without limitation, those with respect to the making or payment of contributions or premiums, as applicable) have been or will have been performed in accordance with the relevant terms of each Plan and all applicable Law, and no taxes are owing or exigible under any Plan;

        (e)   With respect to any Plan, except as set forth in Section 3.11(e) of the Company Disclosure Schedule, (i) no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, except for those that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (ii) to the knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such Actions, and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Authority is pending, in progress or, to the knowledge of the Company, threatened, except for those that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

        (f) Section 3.11(f) of the Company Disclosure Schedule sets forth a complete and accurate list of each Plan that is not subject to United States Law (each such Plan, a "Foreign Benefit Plan"). Without limiting the representations set forth in Section 3.11(a) through (e), except as has not had, and would not reasonably be expected to have, a Company Material Adverse effect: (i) all employer and employee contributions to each Foreign Benefit Plan required by Law or by the terms of such Foreign Benefit Plan have been made or, if applicable, accrued in accordance with normal accounting practices; (ii) the fair market value of the assets of each funded Foreign Benefit Plan, the liability of each insurer for any Foreign Benefit Plan funded through insurance or the book reserve established for any Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used and consistent with applicable Law to determine employer contributions to such Foreign Benefit Plan and no transaction contemplated by this Agreement shall cause such assets, reserve or insurance obligations to be less than such benefit obligations; (iii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; (iv) each Foreign

Benefit Plan is in compliance in all material respects with all applicable Laws; and (v) no Foreign Benefit Plan is a registered pension plan for purposes of applicable Canadian Law.

        (g)   Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any fiduciary of any Plan has any material liability with respect to any transaction in violation of Section 404 or 406 of ERISA or any "prohibited transaction," as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code.

        (h)   Except as set forth in Section 3.11(h) of the Company Disclosure Schedule, the Company represents as follows:

          (i)    The funding method used in connection with each Pension Plan which is subject to the minimum funding requirements of ERISA is acceptable and the actuarial assumptions used in connection with funding each such plan are reasonable. The Company has provided Parent with a true and correct copy of the most recent actuarial valuation for each Pension Plan. Nothing has occurred since the date of such reports that would materially and adversely affect the funded status of each Pension Plan as reflected in such reports. No "accumulated funding deficiency" (for which an excise tax is due or would be due in the absence of a waiver) as defined in Section 412 of the Code or as defined in Section 302(a)(2) of ERISA, whichever may apply, has been incurred with respect to any Pension Plan with respect to any plan year, whether or not waived. Neither the Company nor any ERISA Affiliate has failed to pay when due any "required installment," within the meaning of Section 412(m) of the Code and Section 302(e) of ERISA, whichever may apply, with respect to any Pension Plan. Neither the Company nor any ERISA Affiliate is subject to any lien imposed under Section 412(n) of the Code or Section 302(f) of ERISA, whichever may apply, with respect to any Pension Plan. Neither the Company nor any ERISA Affiliate has any liability for unpaid contributions that are payable currently with respect to any Pension Plan. Neither the Company nor any ERISA Affiliate is required to provide security to a Pension Plan which covers or has covered employees or former employees of the Company or a Subsidiary under Section 401(a)(29) of the Code.

          (ii)   The Company has paid all premiums (and interest charges and penalties for late payment, if applicable) due the Pension Benefit Guarantee Corporation (the "PBGC") with respect to each Pension Plan for each plan year thereof for which such premiums are required. Neither the Company nor any ERISA Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Section 4069 of ERISA. There has been no "reportable event" (as defined in Section 4043(b) of ERISA and the PBGC regulations under such Section) with respect to any Pension Plan. No filing has been made by the Company or any ERISA Affiliate with the PBGC, and no proceeding has been commenced by the PBGC, to terminate any Pension Plan. To the knowledge of the Company, no condition exists and no event has occurred that could constitute grounds for the termination of any Pension Plan by the PBGC. Neither the Company nor any ERISA Affiliate has, at any time, (A) ceased operations at a facility so as to become subject to the provisions of Section 4068(e) of ERISA, (B) withdrawn as a substantial employer so as to become subject to the provisions of Section 4063 of ERISA, or (C) ceased making contributions on or before the Closing Date to any Pension Plan subject to Section 4064(a) of ERISA to which the Company or any ERISA Affiliate made contributions during the six years prior to the Closing Date.

        3.12    Labor and Employment Matters.    Section 3.12 of the Company Disclosure Schedule sets forth all collective bargaining agreements to which or by which the Company or any Subsidiary is a party or bound (the "Collective Bargaining Agreements"). Other than the Collective Bargaining Agreements, neither the Company nor any Subsidiary is, or at any time has been, a party to or bound by any collective bargaining agreement or other labor union agreements applicable to Persons employed by the Company or any Subsidiary, nor, to the knowledge of the Company, are there any such employees represented by a labor union, works council or other labor organization or activities or proceedings of any labor union, works council or group of employees to organize any such employees. The Company has delivered or made available to Parent true, correct and complete copies of each Collective Bargaining Agreement, as amended to date. Neither the Company nor any Subsidiary party thereto nor, to the knowledge of the Company, the other party or parties thereto, is in breach of any term of any such Collective Bargaining Agreement. From January 1, 2003 to the date of this Agreement, there has been no actual or, to the knowledge of the Company or any Subsidiary, threatened work stoppage, slowdown, labor strike, lockout or labor dispute against or affecting the Company or any Subsidiary. The Company and its Subsidiaries (a) have no direct or indirect liability with respect to any misclassification of any Persons as an independent contractor rather than as an employee, except for those misclassifications that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (b) are in material compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment and wages and hours, and (c) have complied in all material respects with Executive Order 11246 and any similar Laws regarding affirmative action and nondiscrimination applicable to government contractors. The Company and its Subsidiaries are and have been in compliance with all notice and other requirements under the Workers' Adjustment Retraining Notification Act and any similar Laws relating to plant closings and layoffs.

        3.13    Real Property; Title to Assets.

        (a)   Section 3.13(a) of the Company Disclosure Schedule lists by address each parcel of real property owned by the Company or any Subsidiary (the "Owned Properties"). There are no material leases, subleases, licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements, written or oral, granting to any Person the right to purchase, use or occupy any of the Owned Properties.

        (b)   Section 3.13(b) of the Company Disclosure Schedule lists by address each parcel of real property leased or subleased by the Company or any Subsidiary for which the annual rental payments exceeds $50,000 (the "Leased Properties" and together with the Owned Properties, the "Properties"). True and complete copies of all agreements under which the Company or any of its Subsidiaries leases or subleases, together with all amendments and assignments, the Leased Properties have been provided or made available to Parent and Merger Sub. To the extent that any Person other than the Company or its Subsidiaries has a right to use or occupy any portion of any of the Leased Properties, such right(s) would not reasonably be expected to have a Company Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) each agreement under which the Company or any Subsidiaries leases or subleases the Leased Properties is a legal, valid and binding obligation of the Company or such Subsidiary, as applicable, in full force and effect and enforceable against the Company or such Subsidiary in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors' rights generally and subject to the effect of general principles of equity, (ii) to the knowledge of the Company, each such agreement is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, and (iii) neither the Company nor any of its Subsidiaries is and, to the Company's knowledge, no counterparty is, in breach or violation of, or in default under, any such agreement.

        (c)   The Company or one of its Subsidiaries (i) has good title to all of their material properties and assets, and (ii) owns or has a valid leasehold interest in all of the Properties, free and clear of all Liens, except (i) Liens for current taxes and assessments not yet past due, (ii) inchoate mechanics' and materialmen's Liens for construction in progress, (iii) workmen's, repairmen's, warehousemen's and carriers' Liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice if the underlying obligations are not more than 30 days past due or are being contested in good faith, and (iv) all Liens and other imperfections of title (including matters of record) and encumbrances that do not materially interfere with the conduct of the businesses of the Company or any of its Subsidiaries taken as a whole (collectively, "Permitted Liens"). Except as set forth in Section 3.13(c) of the Company Disclosure Schedule, there are no material pending or, to the knowledge of the Company, threatened condemnation proceedings with respect to any Property or litigation or administrative actions relating to any Property.

        3.14    Intellectual Property.

        (a)   Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, to the knowledge of the Company, (i) the Company and its Subsidiaries own or have the valid right to use all the Intellectual Property (as defined below) used in, or necessary in, the conduct of the business of the Company and the Subsidiaries, and (ii) the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate or violate ("Infringe") any Intellectual Property of any third party. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, no claim or demand has been given in writing to the Company or any Subsidiary that the conduct of the business of the Company or any Subsidiary Infringes upon or may Infringe upon the Intellectual Property rights of any third party (including any demand that the Company or a Subsidiary must license or refrain from using any Intellectual Property of a third party).

        (b)   Section 3.14(b) of the Company Disclosure Schedule sets forth a true and complete list of all Intellectual Property rights which are either registered or have been applied for and are currently owned by the Company and its Subsidiaries that are material to the business of the Company and its Subsidiaries, taken as a whole (collectively, "Scheduled Intellectual Property"). Each item listed on Section 3.14(b) of the Company Disclosure Schedule has been duly registered or application filed with the U.S. Patent and Trademark Office or such other governmental or organizational authority. Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, to the knowledge of the Company, all patent, copyright, and trademark applications, renewals and other similar fees have been properly paid and are current, and all patent, copyright, and trademark registrations and filings remain in full force and effect. There are no actual or, to the knowledge of the Company, threatened opposition proceedings, reexamination proceedings, cancellation proceedings, interference proceedings or other similar actions challenging the validity, existence, ownership of any portion of the Scheduled Intellectual Property or Intellectual Property which should have been listed in Section 3.14(b) of the Company Disclosure Schedule. To the knowledge of the Company, none of the Scheduled Intellectual Property or Intellectual Property which should have been listed in Section 3.14(b) of the Company Disclosure Schedule has been previously adjudged to be invalid or unenforceable in whole or in part.

        (c)   With respect to the Intellectual Property rights that are owned by the Company or any of its Subsidiaries that are material to the business of the Company or any of its Subsidiaries (collectively, "Owned Intellectual Property"), to the knowledge of the Company, the Company or a Subsidiary is the owner of the entire right, title and interest in and to such Owned Intellectual Property and is entitled to make, use, offer for sale, sell, import, license and transfer products made in accordance with the Owned Intellectual Property and otherwise to exploit such Owned Intellectual Property in the continued operation of its respective business consistent with past practice. To the knowledge of the Company, (i) no Person has or is engaged in any activity that has Infringed upon the Owned Intellectual Property, and (ii) the Company has not performed any acts or made any statements, or failed to perform any acts or make any statements, which would adversely affect either the validity or enforceability of any of the Owned Intellectual Property against any Person. Except as has not had, and would reasonably be expected to have, a Company Material Adverse Effect, neither the Company nor any Subsidiary has exclusively licensed any Owned Intellectual Property to any Person.

        (d)   Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, to the knowledge of the Company, the Company and its Subsidiaries use the Intellectual Property of third parties only pursuant to valid, effective written License Agreements (collectively, the "Third Party Licenses") that will allow the continued operation of material aspects of the Company's business consistent with past practice. Section 3.14(b) of the Company Disclosure Schedule sets forth a true and complete list of all third party software contained in the Owned Intellectual Property (as defined above) that, if the Company or any of its Subsidiaries did not have the right to make, use, offer for sale, sell, import, license, transfer, sublicense, and otherwise exploit, would have, or could reasonably be expected to have, a Company Material Adverse Effect.

        (e)   The Company and its Subsidiaries have taken commercially reasonable actions to protect, preserve, and maintain the secrecy of the Owned Intellectual Property that is not the subject of any patent, copyright, or trademark registration as a trade secret under applicable Law ("Trade Secrets") and to maintain the confidentiality of and restrict the improper use of the Trade Secrets. Without limitation, such reasonable actions have included requiring employees and consultants to enter into non-disclosure and intellectual property assignment agreements and waivers of moral rights (where applicable) to the extent that such employees or consultants have worked with or have developed any part of the Owned Intellectual Property. To the knowledge of the Company, (i) there has been no unauthorized disclosure of any of the Trade Secrets, and (ii) there has been no material breach of the Company's or any Subsidiary's security procedures wherein any of the Trade Secrets has been improperly disclosed to a third Person.

        (f)    To the knowledge of the Company, the consummation of the Merger will not result in the loss or the impairment of the right of the Company or any of its Subsidiaries to own or use any of the material Intellectual Property.

        (g)   For purposes of this Agreement, "Intellectual Property" means the following and all rights pertaining thereto: (i) patents, patent applications, provisional patent applications and statutory invention registrations (including all utility models and other patent rights under the Laws of all countries), (ii) trademarks, service marks, trade dress, distinguishing guises, logos, trade names, service names, corporate names, domain names and other brand identifiers, registrations and applications for registration thereof, (iii) copyrights, proprietary designs, Computer Software (as defined below), mask works, databases, and registrations and applications for registration thereof, (iv) confidential and proprietary information, trade secrets, know-how and show-how, and (v) all similar rights, however denominated, throughout the world. For purposes of this Agreement, "Computer Software" means computer software and includes all source code, object code, executable or binary code.

        3.15    Taxes.

        (a)   (i) The Company and the Subsidiaries have timely filed or caused to be filed (taking into account any extension of time to file granted or obtained) all Tax Returns required to be filed by them, and any such filed Tax Returns are true, correct and complete, (ii) the Company and the Subsidiaries have timely paid any Taxes due and payable except to the extent that such Taxes are being contested in good faith and for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP, (iii) without taking into account any transactions contemplated by this Agreement and based upon activities to date, adequate reserves in accordance with GAAP have been established by the Company and the Subsidiaries for all Taxes not yet due and payable in respect of taxable periods ending on the date hereof and (iv) all amounts of Tax required to be withheld by the Company and its Subsidiaries have been timely withheld and paid over to the appropriate Tax authority.

        (b)   Except as set forth in Section 3.15 of the Company Disclosure Schedule, no deficiency for Taxes has been asserted or assessed by any Governmental Authority in writing against the Company or any Subsidiary (or, to the knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith and are Taxes for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP. There are no Liens for Taxes, other than Liens for current Taxes and assessments not yet past due or which are being contested in good faith and for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP, on the assets of the Company or any Subsidiary.

        (c)   (i) Except as set forth in Section 3.15 of the Company Disclosure Schedule, there are no pending or, to the knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any Subsidiary with respect to which the Company or a Subsidiary has been notified in writing and (ii) neither the Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

        (d)   Except as set forth in Section 3.15 of the Company Disclosure Schedule, neither the Company nor any Subsidiary is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company and its Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial lending agreements).

        (e)   Neither the Company nor any of its Subsidiaries is required to make any disclosure to the Internal Revenue Service with respect to a "listed transaction" pursuant to Section 1.6011-4(b)(2) of the Treasury Regulations promulgated under the Code (the "Treasury Regulations").

        (f)    Neither the Company nor any Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any Subsidiary) under Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee, successor, by contract or otherwise.

        (g)   Neither the Company nor any Subsidiary has distributed the stock of another company in a transaction that was purported or intended to be governed by Section 355 or Section 361 of the Code.

        (h)   During the past three years, no claim has ever been made by any Taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that it is or may be subject to tax in that jurisdiction.

        3.16    Environmental Matters.

        (a)   Except as set forth in Section 3.16 of the Company Disclosure Schedule, (i) the Company and its Subsidiaries are and at all times have been in compliance with all Environmental Laws, and (ii) neither the Company nor any Subsidiary has any material liability under any Environmental Law. Except as set forth in Section 3.16 of the Disclosure Schedule, all Property currently and formerly owned or leased by the Company or any Subsidiary was at all times during which such premises were occupied by the Company or any Subsidiary, free from material contamination from Hazardous Substances. Except as set forth in Section 3.16 of the Company Disclosure Schedule, during the past five years (i) neither the Company nor any Subsidiary has received (A) any notices of any material violation or alleged material violation of, or any material liability under, any Environmental Law or (B) any written CERCLA Section 104(e) requests, or potentially responsible party or "PRP" notices or any similar information request or notice under CERCLA or any similar state Law and (ii) there is no material Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary and there are no present or to the knowledge of the Company, past events, conditions or activities, that would give rise to any such material Environmental Claim. The Company and each Subsidiary has, and maintains in full force and effect, all permits, licenses and authorizations required under the Environmental Laws for the operation of their business as it is currently operated and, based on the manner in which the business of the Company and the Subsidiaries is currently conducted, no modification or change to the operations of such business will be required upon renewal of any such permits, licenses and authorizations. Except as set forth in Section 3.16 of the Company Disclosure Statement, neither the Company nor any Subsidiaries is responsible for, or party to any Contract by which it is obligated to indemnify any other person with respect to, or be reasonably responsible for, any Environmental Claim, obligations or liabilities under any applicable Environmental Law, including, without limitation, related to the Properties or any other real property formerly owned or operated by the Company or any Subsidiary.

        (b)   For purposes of this Agreement, the term "Environmental Laws" means all federal, state, local and foreign Laws and regulations relating to pollution or protection of human health or the environment, including without limitation, Laws relating to releases or threatened releases of Hazardous Substances or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, release, transport or handling of Hazardous Substances and all Laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

        (c)   For purposes of this Agreement, "Environmental Claim" means any claim, action, cause of action, investigation or notice, written or oral, by any Person or entity alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from: (i) the presence, release or threatened release into the environment, of any Hazardous Substance at any location, whether or not owned or operated by the Company or any its Subsidiaries or (ii) circumstances forming the basis of any violation, or alleged violation, of any Law relating to Environmental Matters.

        (d)   For purposes of this Agreement, the term "Hazardous Substance" means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Law relating to Environmental Matters.

        3.17    Specified Contracts.

        (a)   Except as disclosed in Section 3.17(a) of the Company Disclosure Statement (i) each Specified Contract is a legal, valid and binding obligation of the Company or a Subsidiary, as applicable, in full force and effect and enforceable against the Company or a Subsidiary in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors' rights generally and subject to the effect of general principles of equity, (ii) to the knowledge of the Company, each Specified Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, (iii) neither the Company nor any of its Subsidiaries is and, to the Company's knowledge, no counterparty is, in breach or violation of, or in default under, any Specified Contract (which breach, violation or default is not capable of being cured promptly without penalty), (iv) none of the Company or any of the Subsidiaries has received any claim of default under any Specified Contract (which default is not capable of being cured promptly without penalty), or any written notice of an intention to, and to the knowledge of the Company, no other party to a Specified Contract intends to, terminate, not renew, stop work under or challenge the validity or enforceability of any Specified Contract (including as a result of the execution and performance of this Agreement) and (v) to the Company's knowledge, no event has occurred which would result in a breach or violation of, or a default under, any Specified Contract (in each case, with or without notice or lapse of time or both).

        (b)   For purposes of this Agreement, the term "Specified Contract" means any of the following Contracts (together with all exhibits and schedules thereto) to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties or assets are bound or affected as of the date hereof:

          (i)    any limited liability company agreement, joint venture or other similar agreement or arrangement with respect to any material business of the Company or any of its Subsidiaries;

          (ii)   any Contract relating to or evidencing Indebtedness;

          (iii)  any Contract filed or required to be filed as an exhibit to the Company's Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed or required to be disclosed by the Company in a Current Report on Form 8-K or other SEC filing, other than Plans disclosed in Section 3.11(a);

          (iv)  any Contract that purports to limit the right of the Company or the Subsidiaries or any Affiliate of the Company (A) to engage or compete in any line of business or (B) to compete with any Person or operate in any location;

          (v)   any Contract that (A) contains most favored customer pricing provisions or (B) grants any exclusive rights, rights of first refusal, rights of first negotiation or similar rights to any Person;

          (vi)  any Contract for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person for aggregate consideration under such Contract in excess of $1,000,000;

          (vii) any Contract between or among the Company or a Subsidiary, on the one hand, and any of their respective Affiliates (other than the Company or any Subsidiary), on the other hand;

          (viii)   any acquisition Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, "earn-out" or other contingent payment obligations;

          (ix)  any Contract that, individually or in the aggregate, would, or would reasonably be expected to prevent, materially delay or materially impede the Company's ability to consummate the transactions contemplated by this Agreement;

          (x)   any Contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any Subsidiary would be required to purchase or sell, as applicable, any ownership interests of any Person;

          (xi)  any Contract that involves performance of services or delivery of goods supplies, products and/or materials or other personal property by the Company or any Subsidiary after the date hereof which is believed by management of the Company to be significant with respect to the Company and its Subsidiaries taken as a whole;

          (xii) any Contract which involves receipt of services or purchase of goods, supplies, products and/or materials or other personal property by the Company or any Subsidiary after the date hereof which is believed by management of the Company to be significant with respect to the Company and its Subsidiaries taken as a whole;

          (xiii)   any lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property and involving aggregate payments in excess of $1,000,000 per annum;

          (xiv)   any foreign sales agent agreement;

          (xv) any Contract expressly requiring capital expenditures after the date hereof in an amount in excess of $500,000; and

          (xvi)   any Contract entered into during the current fiscal year relating to the settlement of any litigation, suit, proceeding, action, investigation, claim, judgment, award, order or decree which involves liability of the Company or any Subsidiary.

        A true and complete list of the Specified Contracts referred to in subsections (i) through (xvi) above is set forth in Section 3.17(b) of the Company Disclosure Schedule. True, correct and complete copies of each Specified Contract, including all amendments thereto (except for Specified Contracts filed prior to the date hereof as exhibits to SEC Reports), have been provided or made available to Parent or its advisors prior to the date hereof.

        3.18    Government Contracts.

        (a)   Except as set forth in Section 3.18(a) of the Company Disclosure Schedule: (i) each of the Company and the Subsidiaries has complied in all respects at all times during the last three years with all material requirements of any statute, Law, rule or regulation pertaining to any Government Contract or Government Bid; (ii) all representations and certifications made by each of the Company and any Subsidiary with respect to such Government Contract during the last three years were accurate in every respect as of their effective date, and each of the Company and the Subsidiaries has fully complied with such representations and certifications in all respects; and (iii) as of the date hereof, no termination or default, cure notice or show cause notice has been issued and remains unresolved.

        (b)   Except as set forth in Section 3.18(b) of the Company Disclosure Schedule: (i) neither the Company, its Subsidiaries or any of their current or former employees is (or during the last three years has been) under any administrative, civil or criminal investigation or indictment by any Governmental Authority with respect to the conduct of the business of each of the Company and the Subsidiaries; (ii) to the knowledge of the Company, there is no pending U.S. governmental investigation of the Company or any Subsidiary, or any of their respective officers, employees or representatives, nor within the last three years has there been any U.S. governmental investigation of the Company or any Subsidiary, or any of their respective officers, employees or representatives resulting in any material adverse finding with respect to any material alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid (other than routine Defense Contract Audit Agency audits); and (iii) during the last three years neither the Company nor any Subsidiary has made any voluntary disclosure in writing to any Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid.

        (c)   Except as set forth in Section 3.18(c) of the Company Disclosure Schedule, as of the date of this Agreement, there are no outstanding written (or to the Company's knowledge, unwritten) claims, allegations, or dispute proceedings that have been asserted against (i) the Company or any of its Subsidiaries, by any Governmental Authority or any prime contractor, subcontractor or vendor relating to any Government Contract or Government Bid to which the Company or any of its Subsidiaries is a party or (ii) by the Company or any of its Subsidiaries against any Governmental Authority, or any prime contractor, or subcontractor or vendor relating to any Government Contract or Government Bid to which the Company or any of its Subsidiaries is a party.

        (d)   Except as set forth in Section 3.18(d) of the Company Disclosure Schedule, the rates and rate schedules submitted to the government of the United States of America, its agencies and instrumentalities with respect to Government Contracts of the Company or any Subsidiary have been closed for all years prior to 2002.

        (e)   Each of the Company and the Subsidiaries is in compliance in all material respects with all national security obligations, including, without limitation, those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995).

        (f)    Each of the Company and the Subsidiaries is in compliance in all respects with the Small Business Act of 1958, as amended, and the regulations promulgated thereunder (collectively, the "Small Business Act"), in connection with the Government Contracts and Government Bids awarded or granted pursuant to a small business set aside or 8(a) program. Each of the Company and the Subsidiaries has an adequate system of controls and procedures to ensure compliance with the Small Business Act.

        (g)   For purposes of this Section 3.18, the following terms shall have the meanings set forth below:

          (i)    "Government Bid" means any quotation, bid or proposal by the Company or any of its Subsidiaries which, if accepted or awarded, would lead to a contract with the U.S. Government or any other entity, including a prime contractor or a higher tier subcontractor to the U.S. Government, for the design, manufacture or sale of products or the provision of services by the Company or any of its Subsidiaries; and

          (ii)   "Government Contract" means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, delivery order, Bid, change order, arrangement or other commitment of any kind relating to the business of the Company or any of its Subsidiaries between the Company or any of its Subsidiaries and: (A) the U.S. Government, (B) any prime contractor to the U.S. Government or (C) any subcontractor with respect to any contract described in clause (A) or (B).

        3.19    No Suspension or Debarment.    Since January 1, 2001, neither the Company any of its Subsidiaries nor any of their respective Affiliates has been suspended or debarred from bidding on Contracts of subcontracts for or with any Governmental Authority. Except as set forth on Section 3.19 of the Company Disclosure Schedule, no suspension or debarment actions with respect to Government Contracts have been commenced or threatened in writing against the Company, any Subsidiary or any of their respective officers, directors or employees.

        3.20    Loss Contracts; Backlog.    Section 3.20 of the Company Disclosure Schedule sets forth those Specified Contracts that are Loss Contracts for which there are accruals in excess of $500,000. The collective Backlog of the Company and the Subsidiaries as of July 31, 2005 with respect to Contracts for the sale of goods or services to unaffiliated third parties where there is an official award reported for the Company is not less than $612,753,000. "Backlog" means, as of any given date, (i) the total amount awarded and funded under the applicable Contract as of such date less (ii) the amount of the shipments made in respect of such Contract of such date.

        3.21    Customers, Distributors and Suppliers.    Section 3.21 of the Company Disclosure Schedule sets forth a list of the names of (a) the customers of the Company and the Subsidiaries believed by management of the Company to be significant with respect to the Company and its Subsidiaries taken as a whole; and (b) the suppliers of each such division of the business believed by management of the Company to be significant with respect to the Company and its Subsidiaries taken as a whole. Neither the Company nor any Subsidiary has received any communication in writing from any customer or supplier of the Company of any intention to terminate or materially reduce purchases from or supplies to the business of the Company and the Subsidiaries, which termination or reduction would reasonably be expected to have a Material Adverse Effect.

        3.22    Insurance.    Section 3.22 of the Company Disclosure Schedule sets forth a complete and correct list of all property, casualty and liability material insurance policies owned or held by the Company and each Subsidiary. With respect to each such insurance policy: (i) to the knowledge of the Company, the policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect and provides insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent in accordance with industry practices or as is required by Law or regulation, and all premiums due and payable thereon have been paid; (ii) neither the Company nor any Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company's knowledge, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (iv) no notice of cancellation or termination has been received other than in connection with ordinary renewals.

        3.23    Board Approval; Vote Required.

        (a)   The Board of Directors of the Company, by resolutions duly adopted at a meeting duly called and held, which resolutions, have not been subsequently rescinded, modified or withdrawn in any way, has by unanimous vote of those directors present duly (i) determined that this Agreement and the Merger and the Other Transactions are fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement and the Merger and the Other Transactions and declared their advisability, and (iii) recommended that the shareholders of the Company approve this Agreement and the Other Transactions and directed that this Agreement be submitted for consideration by the Company's shareholders at the Company Shareholders' Meeting. The approval of this Agreement by the Board of Directors of the Company, constitutes approval of this Agreement and the Merger for purposes of Sections 351.459 and 351.407 of the MBCL and represents the only action necessary to ensure that Sections 351.459 and 351.407 of the MBCL does not and will not apply to the execution and delivery of this Agreement or the consummation of the Merger and the Other Transactions. No "fair price," "moratorium," "control share acquisition," or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (with the exception of Section 351.459 and 351.407 of the MBCL) applicable to the Company is applicable to the transactions contemplated by this Agreement.

        (b)   The only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement or consummate the Other Transactions is the Company Shareholder Approval.

        3.24    Opinions of Financial Advisors.    The Company has received the opinion of Lehman Brothers, Inc. (the "Company Financial Advisor"), to the effect that, as of the date of this Agreement, the Merger consideration to be received by the holders of Common Stock is fair, from a financial point of view, to such holders. An executed copy of such opinion has been delivered to Parent.

        3.25    Brokers.    No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company. The Company has delivered to Parent complete and accurate copies of all agreements under which any fees or expenses are or may be payable to Lehman Brothers, Inc.

        3.26    Certain Business Practices.    None of the Company, any of its Subsidiaries, or any director, officer or employee of the Company or any of its Subsidiaries has, in furtherance of any business of the Company or any of its Subsidiaries: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

        3.27    Information Supplied.    The information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement (as defined in Section 5.3(c)) and the Joint Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Company and Parent and (iii) the time of the Company Shareholders' Meeting (as defined in Section 5.3(a)), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Merger or the Other Transactions contemplated by this Agreement will comply as to form and substance with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing sentence, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement or Joint Proxy Statement.

        3.28    Export Licenses and Agreements.    (a) Section 3.28(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of: (i) each export license, technical assistance agreement, manufacturing license agreement or other form of export approval to which the Company or any of its Subsidiaries is a party or which apply to the Company or any of its Subsidiaries or any of their operations or assets (collectively, "Export Approvals") which is in effect as of the date of this Agreement and (ii) each application for an Export Approval for which the Company of any of its Subsidiaries has requested an Export Approval.

        (b)   (i) Except as set forth in Section 3.28(b) of the Company Disclosure Schedule, the Company and its Subsidiaries have complied with each Export Approval as required; (ii) the Company and its Subsidiaries have complied with the requirements of any applicable Law pertaining to any Export Approval; (iii) as of the effective date of each Export Approval, all representations and certifications made by the Company and its Subsidiaries with respect to any Export Approval were accurate and the Company and its Subsidiaries have fully complied with all such representations and certifications; and (iv) based on its export activities, including those involving foreign nationals in the United States and abroad, the Company and its Subsidiaries have no knowledge of any violation by them of the Arms Export Control Act, the International Traffic In Arms Regulations, the Export Administration Act, the Export Administration Regulations or any other United States export regulation.

        (c)   Except as set forth in Section 3.28(c) of the Company Disclosure Schedule: (i) there are no pending audits or investigations of the Company or its Subsidiaries or any of their respective officers, employees or representatives and (ii) within the five (5) years prior to the date of this Agreement, there has not been any audit or investigation with respect to any Export Approval directed or requested by any Governmental Authority of the Company or its Subsidiaries or any of their respective officers, employees or representatives resulting in findings materially adverse to the Company. During the five (5) years prior to the date of this Agreement, the Company and its Subsidiaries have not made any voluntary disclosure to any Governmental Authority with respect to any irregularity, misstatement or omission arising under United States trade or transaction controls or otherwise relating to the export activities of the Company and its Subsidiaries.

        3.29    Full Disclosure.    No representation or warranty or other statement made by the Company in this Agreement in connection with the Merger or the transactions contemplated hereby contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Subject to such exceptions as are disclosed in the corresponding sections of the disclosure schedule which is attached hereto and made a part hereof (the "Parent Disclosure Schedule") (it being understood that (a) the disclosure of any fact or item in any section of the Parent Disclosure Schedule shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section so long as the relevance of such disclosure to such other section is reasonably apparent, and (b) the disclosure of any matter or item in the Parent Disclosure Schedule shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms "material," "materially," "materiality" or "Parent Material Adverse Effect" or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, could reasonably be expected to have a Parent Material Adverse Effect, as defined in Section 8.7), Parent and Merger Sub hereby represent and warrant to the Company as follows:

        4.1    Organization and Qualification.    Each of Parent, Merger Sub and each other subsidiary of Parent (each a "Parent Subsidiary") is a corporation validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted except for such governmental approvals, the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

        4.2    Capitalization.    The authorized capital stock of Parent consists of 50,000,000 shares of Parent Stock and 2,000,000 shares of preferred stock, par value $10.00 per share ("Parent Preferred"). As of September 19, 2005: (i) 28,009,256 shares of Parent Stock were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive (or similar) rights, and (ii) no shares of Parent Preferred were issued and outstanding. Except for 3,147,025 outstanding options, there are no (i) subscriptions, calls, contracts, options, warrants or other rights, agreements, arrangements, understandings, restrictions or commitments of any character to which Parent or Merger Sub is a party or by which Parent or Merger Sub is bound relating to the issued or unissued capital stock or equity interests of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Parent or Merger Sub (including any rights plan or agreement), (ii) securities of Parent or Merger Sub or securities convertible, exchangeable or exercisable for shares of capital stock or equity interests of Parent or Merger Sub, or (iii) equity equivalents, stock appreciation rights or phantom stock, stock based performance units, ownership interests in Parent or Merger Sub or similar rights. All shares of capital stock of Parent to be issued in connection with the Merger, when issued pursuant to this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

        4.3    Authority Relative to This Agreement.    Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the Other Transactions. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the Other Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the Merger or such Other Transactions (other than the authorization and approval of the issuance of Parent Stock in connection with the Merger by the affirmative vote of the holders of a majority of the votes cast by the holders of Parent Stock, provided, that the total votes cast represents over 50% in interest of all securities entitled to vote, as required by the Listed Company Manual of the NYSE (the "Parent Stockholder Vote") and the

filing and recordation of appropriate merger documents as required by the MBCL). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable each of Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors' rights generally and subject to the effect of general principles of equity.

        4.4    No Conflict; Required Filings and Consents.

        (a)   The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the Other Transactions will not, (i) conflict with, violate or result in a breach of the Certificate of Incorporation or Bylaws of Parent or Merger Sub (or similar organizational documents of any Parent Subsidiary), (ii) assuming that the Parent Stockholder Approval has been obtained and that all filings and other actions described in Section 4.4(b) have been made or taken, conflict with or violate any Law applicable to Parent, Merger Sub, or any Parent Subsidiary, or by which any property or asset of Parent, Merger Sub, or any Parent Subsidiary, is bound or affected, or (iii) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, require consent or result in a loss of a benefit under, give rise to an obligation under, give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent, Merger Sub, or any Parent Subsidiary, pursuant to any Contract to which Parent, Merger Sub, or any Parent Subsidiary is a party, or by which Parent, Merger Sub, or any Parent Subsidiary, or any property or asset of Parent, Merger Sub, or any Parent Subsidiary, is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

        (b)   The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the Other Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) applicable requirements of the Exchange Act, (ii) the pre-merger notification requirements of the HSR Act, and the competition or merger control Laws of any other applicable jurisdiction, (iii) the notification requirements of the ICA, (iv) the filing with the SEC of the Registration Statement and Joint Proxy Statement, (v) any filings required by, and any approvals required under, the rules and regulations of the NYSE or the Nasdaq National Market, (vi) the filing and recordation of appropriate merger documents as required by the MBCL, (vii) any novations, consents or approvals required in connection with Government Contracts or similar novations, consents or approvals under any other Contracts with any other Governmental Authorities, (viii) any filings required under the DOD Industrial Security Manual for Safeguarding Classified Information, and (ix) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filing or notifications would not (a) prevent or materially delay the consummation of the Merger, or (b) otherwise prevent or materially delay performance by the Company of any of its material obligations under the Agreement.

        4.5    Interim Operations of Merger Sub.    Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations as contemplated hereby.

        4.6    Financing.    Merger Sub has received and furnished a true and correct copy to the Company of a commitment letter pursuant to which Parent has received a commitment from a nationally-recognized financial institution to make available funds to Merger Sub for the purpose of consummating the Merger (the "Commitment Letter"). As of the date hereof, the Commitment Letter has not been withdrawn and is in full force and effect and there is no breach or default existing (or which with notice or lapse of time or otherwise may exist) thereunder. The aggregate proceeds of the financing contemplated by the Commitment Letter or any alternative financing arrangement contemplated by Parent, together with cash on hand, are sufficient to pay the cash portion of the Merger Consideration, to repay the existing indebtedness of the Company and its Subsidiaries (excluding any indebtedness the parties agree shall not be repaid) and to pay all fees and expenses to be paid by Parent and Merger Sub related to the transactions contemplated by this Agreement.

        4.7    Ownership of Common Stock.    As of the date hereof and without taking into account the transactions contemplated hereby, neither Parent nor Merger Sub nor any of their Affiliates beneficially owns any shares of Common Stock of the Company.

        4.8    Parent SEC Reports.    Parent has filed all forms, reports, statements, schedules, certifications, and other documents required to be filed by it with the SEC since March 31, 2002 (collectively, the "Parent SEC Reports"). As of their respective dates, Parent SEC Reports (including any documents or information incorporated by reference therein and including any financial statements or schedules included therein) (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and, in each case, the rules and regulations promulgated thereunder and (ii) did not at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Since March 31, 2005, there has not been any event or state of facts that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

        4.9    Information Supplied.    The information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement and the Joint Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Joint Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Company and Parent and (iii) the time of the Parent Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. All documents that Parent or Merger Sub is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Registration Statement or Joint Proxy Statement.

        4.10    Absence of Litigation.    Except as set forth in the Parent SEC Reports or Section 4.10 of the Parent Disclosure Schedule, there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries, or any property or asset of Parent or any Parent Subsidiary, or, to the knowledge of Parent, any officer, director or employee of Parent or any of the Parent Subsidiaries, before any Governmental Authority or arbitrator, except as has not, and would not reasonably be expected to have, a Parent Material Adverse Effect. Except as set forth in Section 4.10 of the Parent Disclosure Schedule, neither Parent nor any of the Parent Subsidiaries nor any property or asset of Parent or of the Parent Subsidiaries is subject to any order, writ, judgment, injunction, decree, determination or award of, or, to the knowledge of Parent, any investigation by, any Governmental Authority.

        4.11    Compliance.

        (a)   To the knowledge Parent, each of Parent and each of the Parent Subsidiaries is, and at all times has been, in compliance in all material respects with any Law applicable to such entity or by which any property or asset of such entity is bound or affected, and has not received written notice of any violation of any such Law.

        (b)   Since the enactment of the Sarbanes-Oxley Act, Parent has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Parent has designed and implemented disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) to ensure that material information relating to Parent, including its consolidated Parent Subsidiaries, is made known on a timely basis to the individuals responsible for the preparation of Parent's filings with the SEC and other public disclosure documents.

        (c)   Parent has disclosed, based on its most recent evaluation, to Parent's auditors and the audit committee of the Board of Directors of Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Parent's ability to record, process, summarize and report financial information and (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal controls over financial reporting. True, correct and complete copies of any written reports or other correspondence with respect to such disclosures (whether prepared by Parent, its counsel or other advisors) have been made available to the Company prior to the date of this Agreement, except in any instances where providing such reports or other correspondence would constitute a waiver of applicable attorney-client privilege (in which case the Company has been advised of the subject matter thereof).

        (d)   Parent has not received any complaint, allegation, assertion or claim in writing regarding the accounting practices, procedures, methodologies or methods of Parent or its internal accounting controls, which deals with any matter that would reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent, there is no reason to believe that its auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act when next due.

        (e)   Since April 1, 2003, neither Parent nor any of the Parent Subsidiaries has effected any securitization transaction or other "off-balance sheet arrangement" (as defined in Item 303 of Regulation S-K of the SEC).

        4.12    Certain Business Practices.    None of Parent, any of the Parent Subsidiaries or any director, officer or employee of Parent or any of the Parent Subsidiaries has, in furtherance of any business of Parent or any of the Parent Subsidiaries: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

        4.13    Full Disclosure.    No representation or warranty or other statement made by Parent in this Agreement in connection with the Merger or the transactions contemplated hereby contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

ARTICLE 5
COVENANTS

        5.1    Alternative Proposals.    (a) Neither the Company nor any of its Subsidiaries shall, and they shall cause their officers, directors and employees and direct their agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Company or its Subsidiaries) not to initiate, solicit, or knowingly encourage, directly or indirectly, any inquiries or the making or implementation of any Alternative Proposal (as defined below) or participate in any negotiations concerning, or provide any confidential information or data to, afford access to the properties, books or records of the Company or its Subsidiaries to, or have any discussions with, any Person relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; provided, however, that nothing contained in this Section 5.1 shall prohibit the Company or its Board of Directors from: (i) at any time prior to obtaining the Company Shareholder Approval (the "Company Applicable Period"), participating in discussions or negotiations with, providing confidential information or data to, or affording access to the properties, books or records of the Company or its Subsidiaries to, any Person who has made, in the good faith judgment of the Board of Directors of the Company after consultation with their financial advisors, a bona fide written Alternative Proposal that would reasonably be expected to result in a Superior Proposal (as defined below); provided that: (w) such Alternative Proposal was not initiated, solicited or knowingly encouraged by the Company, its Subsidiaries or their agents in violation of this Section 5.1, (x) the Company has complied with its obligations under this Section 5.1, (y) the Board of Directors of the Company, after consultation with outside legal counsel, determines in good faith that the failure to so participate in discussions or negotiations, provide confidential information or data or afford access would result in a breach of the fiduciary duty of the Board of Directors of the Company to shareholders of the Company under applicable Law and (z) a copy of all the information provided to such Person is delivered simultaneously to Parent if it has not previously been furnished or made available to Parent or (ii) making such disclosure to the Company's shareholders, if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to disclose such information would result in a breach of the fiduciary duty of the Board of Directors of the Company to the shareholders of the Company under applicable Law. Any actions permitted under clauses (i) and (ii) above, and taken in compliance with the foregoing, shall not be deemed a breach of any other covenant or agreement of such party contained in this Agreement.

          "Alternative Proposal" means an inquiry, offer or proposal regarding any of the following (other than the transactions contemplated hereby) involving the Company: (i) any merger, consolidation, share exchange, recapitalization, liquidation, dissolution, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole; (iii) any tender offer (including a self tender offer) or exchange offer that, if consummated, would result in any Person or group beneficially owning more than 20% of the outstanding shares of any class of equity securities of the Company or its Subsidiaries or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any acquisition of 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith or any other acquisition or disposition the consummation of which would prevent or materially diminish the benefits to Parent of the Merger.

          "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction, for 100% of then outstanding shares of Common Stock or all or substantially all of the consolidated assets of the Company, which the Board of Directors of the Company determines in good faith (after consultation with its financial advisor) to be more favorable to the Company and the Company's shareholders from a financial point of view than the transactions contemplated by this Agreement taking into account at the time of determination the ability of the Person making such proposal to consummate the transactions contemplated by the proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals).

        (b)   Except as expressly permitted by this Section 5.1 and Section 5.3(a)(iii), neither the Board of Directors of the Company nor any committee thereof shall: (i) withdraw, modify or fail to make, or propose to withdraw, modify or fail to make its approval or recommendation of the Merger or of this Agreement and the transactions contemplated hereby; (ii) approve or recommend, or propose to approve or recommend, any Alternative Proposal; (iii) take any action to render the provisions of any anti-takeover statute, rule or regulation inapplicable to any Person (other than Parent, Merger Sub or their Affiliates) or group or to any Alternative Proposal; or (iv) cause the Company to accept such Alternative Proposal and/or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Alternative Proposal; provided, however, that prior to the expiration of the Company Applicable Period, the Board of Directors of the Company may not (other than as permitted under Section 5.3(a)(iii)) take any of the actions detailed in clauses (i) through (iv) above unless it complies with the terms of this Section 5.1(b) and (A) there is an Alternative Proposal which is a Superior Proposal, (B) the Board of Directors of the Company, after consultation with outside legal counsel, determines in good faith that the failure to do so would result in a breach of the fiduciary duty of the Board of Directors of the Company to the shareholders of the Company under applicable Law, (C) the Company has provided Parent at least two (2) business days prior written notice ("Superior Proposal Notice") advising Parent that the Board of Directors of the Company has received a Superior Proposal which it intends to accept, specifying the terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal and (D) for a period of not less than two (2) business days after Parent's receipt from the Company of each Superior Proposal Notice, the Company shall, if requested by Parent, negotiate in good faith with Parent to revise this Agreement so that the Superior Proposal no longer constitutes a Superior Proposal.

        (c)   In addition to the obligations of the Company set forth in paragraphs (a) and (b) above, the Company shall promptly advise Parent of any request for information involving an Alternate Proposal or possible Alternate Proposal or the submission or receipt of any Alternative Proposal, or any inquiry with respect to or which would reasonably be expected to lead to any Alternative Proposal, the material terms and conditions of such request, Alternative Proposal or inquiry, and the identity of the Person making any such request, Alternative Proposal or inquiry and its response or responses thereto. The Company will keep Parent fully informed on a prompt basis of the status and details (including amendments or proposed amendments) of any such request, Alternative Proposal or inquiry. The Company shall promptly provide to Parent copies of all written correspondence or other written material, including material in electronic form, between the Company and any Person making any such request, Alternative Proposal or inquiry. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will promptly request that all Persons provided confidential information concerning the Company and its Subsidiaries pursuant to a confidentiality, non-disclosure or similar agreement, return to the Company all of such confidential information, without keeping any copies thereof (if permissible), in accordance with such confidentiality, non-disclosure or similar agreements.

        (d)   The Company agrees that it will promptly inform it and its Subsidiaries' respective officers, directors, representatives and agents of the obligations undertaken in this Section 5.1.

        (e)   Nothing contained in this Section 5.1 shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Item 1012(a) of

Regulation M-A promulgated under the Exchange Act or (ii) making any required disclosure to the shareholders of the Company if, in the good faith judgment of the Board of Directors of the Company (after consultation with outside counsel), failure to so disclose would constitute a violation of applicable Law.

        5.2    Interim Operations.    (a) From the date of this Agreement until the Effective Time, except as required by Law or as set forth in Section 5.2(a) of the Company Disclosure Schedule, unless Parent has consented in writing thereto, the Company shall, and shall cause its Subsidiaries to: (i) conduct its operations according to its ordinary course of business consistent with past practice and in compliance in all material respects with all applicable Laws; (ii) use its commercially reasonable efforts to preserve intact its business organizations and goodwill, keep available the services of its officers, employees and consultants, and maintain satisfactory relationships with those Persons having business relationships with them; (iii) upon the discovery thereof, promptly notify Parent of the existence of any breach of any representation or warranty contained herein (or, in the case of any representation or warranty that makes no reference to Company Material Adverse Effect or materiality, any breach of such representation or warranty in any material respect) or the occurrence of any event that would cause any representation or warranty contained herein no longer to be true and correct (or, in the case of any representation or warranty that makes no reference to Company Material Adverse Effect or materiality, to no longer be true and correct in any material respect); (iv) promptly deliver to Parent true and correct copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement; and (v) pay its Taxes when due.

        (b)   From and after the date of this Agreement until the Effective Time, except as may be required by Law or any pre-existing contractual obligation, and except as set forth in Section 5.2(b) of the Company Disclosure Schedule, unless Parent has consented in writing thereto (which consent shall not be unreasonably withheld or delayed), the Company shall not, and shall cause its Subsidiaries not to: (i) amend its Amended Articles of Incorporation or Amended and Restated By-Laws; (ii) offer, issue, sell or pledge any shares of its capital stock or other ownership interest in the Company or its Subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities other than pursuant to the Company's existing employee benefits plans; (iii) effect any stock split or otherwise change its capitalization as it exists on the date hereof; (iv) grant, confer or award any option, warrant, convertible security or other right to acquire any shares of its or its Subsidiaries' capital stock; (v) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests (other than such payments by the Subsidiaries to the Company); (vi) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of its Subsidiaries or any securities that are convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any outstanding options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, the Company or any of its Subsidiaries; (vii) sell, lease, license, mortgage, pledge, encumber, transfer, exchange or otherwise dispose of any of its properties or assets, whether tangible or intangible (including capital stock of its Subsidiaries), other than the sale or disposition of inventory in the ordinary course of business consistent with past practice or the sale, lease or other disposition of assets which individually or in the aggregate, are obsolete or not material to the Company and its Subsidiaries taken as a whole; (viii) acquire by merger or consolidation with, by purchase of any equity interest of or by any other manner, any business or entity or otherwise acquire any assets, except for purchases of inventory, supplies or capital equipment in the ordinary course of business; (ix) incur or assume any long-term or short-term debt, except for working capital purposes and the purchase of capital equipment in the ordinary course of business under the Credit Facility; (x) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except its Subsidiaries; (xi) make or forgive any loans, advances or capital continuations to, or investments in, any other Person other than advances to officers or employees in the ordinary course of business consistent with past practice; (xii) increase the compensation (or benefits) payable to or to become payable to any director, officer or other employee, except for payments of bonuses not to exceed the amounts set forth on Section 5.2(b) of the Company Disclosure Schedule, increases in salary or wages of non-officer employees in the ordinary course of business and consistent with past practice or pursuant to any existing employment agreements of the Company; (xiii) establish, adopt, enter into, materially amend, or take any action to accelerate any rights or benefits under any collective bargaining agreement or any Plan; (xiv) effect any reorganization or recapitalization; (xv) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $250,000 individually and $500,000 in the aggregate, other than the payment, discharge, settlement or satisfaction in the ordinary course of business or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Reports or incurred since the date of such financial statements in the ordinary course of business, or cancel any indebtedness in excess of $50,000 individually and $500,000 in the aggregate; (xvi) take any action that would reasonably be expected to: (A) prevent, impair or materially delay the ability of the Company, Parent or Merger Sub to consummate the Merger or (B) cause any of the conditions to the consummation of the Merger not to be satisfied; (xvii) make or change any Tax election, file any amended Tax Return, enter into any closing agreement, settle or compromise any liability with respect to Taxes, agree to any material adjustment of any Tax attribute, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; or (xviii) agree in writing or otherwise to take any of the foregoing actions.

        5.3    Company Shareholder Approval; Joint Proxy Statement; Parent Registration Statement.    (a) The Company, acting through its Board of Directors, shall: (i) call a meeting of its shareholders (the "Company Shareholders' Meeting") for the purpose of voting upon this Agreement, (ii) hold the Company Shareholders' Meeting as soon as practicable following the date the Joint Proxy Statement (as defined below) is cleared by the SEC, and (iii) subject to its fiduciary duties under applicable Law, recommend to its shareholders the approval and adoption of this Agreement and the transactions contemplated hereby and take all reasonable and lawful action to solicit and obtain such approval and adoption. The record date for the Company Shareholders' Meeting shall be a date chosen by the Board of Directors of the Company.

        (b)   Parent, acting through its Board of Directors, shall: (i) call a meeting of its stockholders (the "Parent Stockholders' Meeting") for the purpose of voting upon the issuance of Parent Stock in connection with the Merger, (ii) hold the Parent Stockholders' Meeting as soon as practicable following the date the Joint Proxy Statement (as defined below) is cleared by the SEC, and (iii) subject to its fiduciary duties under applicable Law, recommend to its stockholders the authorization and approval of the issuance of Parent Stock in connection with the Merger and take all reasonable and lawful action to solicit and obtain such authorization and approval. The record date for the Parent Stockholders' Meeting shall be a date chosen by the Board of Directors of Parent.

        (c)   As soon as practicable after the execution of this Agreement, (i) the Company and Parent shall prepare and file a joint proxy statement (such joint proxy statement, and any amendments or supplements thereto, the "Joint Proxy Statement") with the SEC with respect to the Company Shareholders' Meeting and the Parent Stockholders' Meeting and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the "Registration Statement") in which the Joint Proxy Statement shall be included, in connection with the registration under the Securities Act of the shares of Parent Stock to be issued to the shareholders of the Company in connection with the Merger. Parent and the Company will notify each other of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement or the Registration Statement or for additional information and will supply each other with copies of all correspondence between each other or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement or the Merger. Each party shall give the other party and its counsel the opportunity to review the Joint Proxy Statement prior to it being filed with the SEC and shall give the other party and its counsel the opportunity to review all amendments and supplements to the Joint Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company and Parent agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC. Parent and the Company shall use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all or any action required under any applicable federal or state securities Laws in connection with such actions and the preparation of the Registration Statement. As promptly as practicable after the Registration Statement shall have become effective, each of the Company and Parent shall mail the Joint Proxy Statement to its respective stockholders. If at any time prior to the approval of this Agreement by each of the Company's and Parent's stockholders there shall occur any event which must be set forth in an amendment or supplement to the Joint Proxy Statement, the Company or Parent, as the case may be, will prepare and mail to its stockholders such an amendment or supplement.

        (d)   Except for an amendment or supplement (including by incorporation by reference) relating to an Alternative Proposal, a Superior Proposal or other withdrawal, qualification or modification of a recommendation by the Board of Directors of the Company, no amendment or supplement to the Joint Proxy Statement or the Registration Statement will be made by Parent or the Company without the approval of the other party (such approval not to be unreasonably withheld or delayed).

        5.4    Filings; Other Action.    Subject to the terms and conditions herein provided, the Company, Parent and Merger Sub shall: (i) use reasonable efforts to cooperate with one another in: (A) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Authorities (including all filings and submissions under the HSR Act) or other third parties in connection with the execution and delivery of this Agreement and any other agreements and documents contemplated by the Agreement ("the Ancillary Documents") and the consummation of the transactions contemplated hereby and thereby and (B) timely making all such filings and timely seeking all such consents, approvals, permits, authorizations and waivers; and (ii) use reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement; provided, however, that in no event shall Parent or any of its subsidiaries be required to agree or commit to divest, hold separate, offer for sale, abandon, limit its operation of or take similar action with respect to any material assets (tangible or intangible) or any material business interests in connection with or as a condition to receiving the consent or approval of any Governmental Authority (including, without limitation, under the HSR Act). If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of Parent and the Surviving Corporation shall take all such necessary action.

        5.5    Access to Information.    (a) From the date of this Agreement until the Closing, each party shall, and shall cause its subsidiaries to: (i) give the other party and its authorized representatives reasonable access during normal business hours to all books and records (including Tax Returns) and management of such party and its subsidiaries; (ii) permit the other party to make such copies and inspections thereof as Parent may reasonably request; and (iii) furnish the other party with such financial and operating data and other information with respect to the business and properties of such party and its subsidiaries as the other party may from time to time reasonably request; provided that no investigation or information furnished pursuant to this Section 5.5 shall affect any representation or warranty made herein by such party or the conditions to the obligations of the other party to consummate the transactions contemplated by this Agreement. The Company shall also provide to Parent such information set forth in clauses (i)-(iii) above as may be reasonably requested by Parent in connection with Parent's financing of the transactions contemplated by this Agreement.

        (b)   All such information shall be subject to the terms and conditions of the letter agreement, dated as of September 1, 2005, between Parent and the Company (the "Confidentiality Agreement").

        5.6    Publicity.    Prior to the Effective Time, except as required by applicable Law or listing agreement with any securities exchange, no party shall, nor shall any party permit its Affiliates to, make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the other parties, which consent shall not be unreasonably withheld or delayed. The parties hereto agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be issued jointly by the Company and Parent immediately after the execution of this Agreement.

        5.7    Further Action.    Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Merger.

        5.8    Insurance; Indemnity.    (a) Parent will cause the Surviving Corporation to maintain in effect for not less than six (6) years after the Effective Time, the Company's current directors and officers' insurance policies (or policies of at least the same coverage containing terms and conditions no less advantageous to the current and all former directors and officers of the Company) with respect to acts or failures to act prior to the Effective Time, including acts relating to the transactions contemplated by this Agreement; provided, however, that Parent and the Surviving Corporation shall not be required to maintain or obtain policies providing such coverage except to the extent such coverage can be provided at an annual cost of no greater than 150% the most recent annual premium paid by the Company prior to the date hereof (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Parent or the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

        (b)   From and after the Effective Time, Parent and the Surviving Corporation shall jointly and severally indemnify and hold harmless to the fullest extent permitted under applicable Law, each Person who is, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company or any of its Subsidiaries (each, an "Indemnified Party"), so long as such Person is, or has been, acting within the scope of such Person's employment or fiduciary duties, against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, which acts or omissions occurred prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation, the Surviving Corporation shall control the defense of such Action with counsel selected by the Surviving Corporation, which counsel shall be reasonably acceptable to the Indemnified Party; provided, however, that the Indemnified Party shall be permitted to participate in the defense of such Action through counsel selected by the Indemnified Party, at the Indemnified Party's expense. Notwithstanding the foregoing, if there is any conflict between the Surviving Corporation and any Indemnified Parties or there are additional defenses available to any Indemnified Parties, the Indemnified Parties shall be permitted to participate in the defense of such Action with counsel selected by the Indemnified Parties and Parent shall cause the Surviving Corporation to pay the reasonable fees and expenses of such counsel, as accrued and in advance of the final disposition of such Action to the fullest extent permitted by applicable Law; provided, however, that the Surviving Corporation shall not be obligated to pay the reasonable fees and expenses of more than one counsel (in addition to any necessary local counsel) for all Indemnified Parties in any single Action except to the extent that Indemnified Parties have conflicting interests in the outcome of such Action.

        (c)   Parent shall cause the Surviving Corporation to keep in effect in its Amended Articles of Incorporation and Amended and Restated By-Laws provisions at least as favorable as the provisions in the Company's Certificate of Incorporation and By-Laws that provide for exculpation of director and officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers and directors of the Company to the fullest extent permitted by the MBCL, so long as such Person is, or has been, acting within the scope of such Person's employment or fiduciary duties, and such provisions shall not be amended except as either required by applicable Law or to make changes permitted by Law that would enhance the rights of past or present officers and directors to exculpation, indemnification or advancement of expenses.

        (d)   If Parent or the Surviving Corporation or any of their respective successors or assigns: (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 5.8.

        (e)   The provisions of this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives, and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, pursuant to Law, contract or otherwise. The Surviving Corporation shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity obligations provided for in this Section 5.8.

        (f)    Notwithstanding anything to the contrary in this Section 5.8, neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent, which consent shall not be unreasonably withheld or delayed.

        5.9    Benefit Plans.

        (a)   Except as set forth herein, Parent shall, or shall cause the Surviving Corporation to, assume, honor, and continue to perform all obligations of the Company or any Subsidiary under all Plans pursuant to the terms thereof; provided, however, that nothing herein shall limit the right of Parent to amend or terminate such Plans in accordance with their terms.

        (b)   Parent agrees, for a period of twelve (12) months following the Effective Time, to provide, or to cause the Surviving Corporation to provide, employees of Parent and the Surviving Corporation who were employees of the Company or its Subsidiaries immediately prior to the Effective Time ("Continuing Employees") with benefits (other than equity-based benefits and other than individual employment agreements) that are, in the aggregate, similar to those provided by the Company and its Subsidiaries prior to the Effective Time. Nothing contained herein shall require Parent to continue the employment of any employee following the Effective Time.

        (c)   Following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use all reasonable efforts to give Continuing Employees full credit for prior service with the Company and its Subsidiaries for purposes of eligibility and vesting under any employee benefit plan maintained by Parent except where such crediting would: (i) result in a duplication of benefits or (ii) otherwise cause Parent or any employee benefit plan maintained by Parent to accrue or pay for benefits that relate to any time period prior to the Continuing Employee's participation in such plan.

        (d)   To the extent permissible under Parent's benefit plans, if a Continuing Employee participates in a benefit plan, other than a long-term disability plan, of Parent or any of its subsidiaries after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, waive any pre-existing condition exclusions and actively-at-work requirements and provide that any expenses incurred on or before the Effective Time by the Continuing Employee or the Continuing Employee's covered dependent shall be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions. The Company agrees to furnish Parent with any information necessary to meet its obligations under this Section 5.9(d).

        (e)   With respect to matters described in this Agreement, the Company will consult with Parent (and consider in good faith the advice of Parent) prior to sending any notices or other communication materials to employees of the Company and its Subsidiaries.

        (f)    At the request of Parent, the Company shall terminate any and all 401(k) Plans of the Company, effective not later than the day immediately preceding the date on which the Effective Time occurs. The Company shall provide Parent with evidence that such 401(k) Plan(s) have been terminated pursuant to a resolution of the Company's Board of Directors (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the date on which the Effective Time occurs.

        (g)   As soon as practicable after the date hereof, the Board of Directors of the Company shall take all action necessary to terminate the ESPP, in accordance with section 9.2 of such plan.

        5.10    Supplemental Disclosure.    The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of: (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause: (A) any representation or warranty contained in this Agreement to be untrue or inaccurate or (B) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied and (ii) any failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not have any effect for the purpose of determining the satisfaction of the conditions set forth in Article 6 of this Agreement or otherwise limit or affect the remedies available hereunder to any party.

        5.11    NYSE Listing.    Prior to the Effective Time, Parent shall cause Parent Stock issuable in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance.

        5.12    Payment of Bank Debt.    At the Closing, Parent will cause (i) the Surviving Corporation to pay all amounts then due and payable pursuant to that Amended and Restated Credit Agreement, dated as of January 27, 2005 among the Company, as the Borrower, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and the Other Lenders Party Thereto, (the "Credit Agreement") and the Loan Documents (as defined in the Credit Agreement) and (ii) the Credit Agreement to be terminated.

        5.13    Parent Financing

        (a)   Parent and Merger Sub will use their reasonable commercial efforts to obtain the financing required for the consummation of the Merger and to satisfy all conditions to funding, whether pursuant to the Commitment Letter or otherwise. To the extent that any portion of the financing contemplated by the Commitment Letter becomes unavailable or Parent determines to obtain alternative financing for the Merger, Parent and Merger Sub will use their reasonable commercial efforts to arrange for alternative financing for the Merger.

        (b)   The Company and its Subsidiaries shall use reasonable best efforts to provide Parent and its representatives with such information, including financial statement information and access to the Company's independent accountants, regarding the Company and its Subsidiaries as may be reasonably requested by Parent in connection with Parent's financing of the transactions contemplated by this Agreement.

        (c)   The Company and its Subsidiaries shall cooperate with Parent and Parent's accountants and other advisors in order to prepare any pro forma financial statements as may be required in connection with Parent's financing contemplated by the Commitment Letter or otherwise. The Company and its Subsidiaries shall take such other actions as are reasonably requested by Parent in order to consummate Parent's financing contemplated by the Commitment Letter or otherwise, including, but not limited to, making members of its senior management reasonably available for meetings with potential investors, including participation in road-shows, providing access to documents and other information for due diligence purposes, participating in due diligence sessions, participating in presentations to rating agencies, inclusion of the Company's financial statements in a private placement or other selling memorandum, use reasonable efforts to arrange for the Company's accountants to provide a customary comfort letter on the Company's financial statements included in any offering or other selling memorandum, customary legal opinions and other efforts customary for an acquired party in connection with a financing in similar transactions.

ARTICLE 6
CONDITIONS

        6.1    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions:

          (a)    HSR Approval.    Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger, which action shall have not been withdrawn or terminated.

          (b)    Company Shareholder Approval.    The Company Shareholder Approval shall have been obtained.

          (c)    Parent Stockholder Approval.    The Parent Stockholder Approval shall have been obtained.

          (d)    Effectiveness of Registration Statement.    The SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued by the SEC and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement, shall have been initiated or threatened in writing by the SEC.

          (e)    Listing on the NYSE.    The shares of Parent Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

          (f)    No Order.    There shall not have been issued any injunction, judgment or other order, or issued or enacted any Law, which prohibits or has the effect of prohibiting the consummation of the Merger or makes such consummation illegal.

          (g)    Approvals.    Other than the filings of merger documents in accordance with the MBCL and filings pursuant to the HSR Act, all authorizations, consents, waivers, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority, the failure of which to obtain, make or occur would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, shall have been obtained, been filed or have occurred.

        6.2    Conditions to Obligation of Parent and Merger Sub to Effect the Merger.    The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by Parent:

          (a)    Representations and Warranties.    Each of the representations and warranties of the Company contained in this Agreement (considered individually) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (without regard to materiality or Company Material Adverse Effect) as if made at the Effective Time except that representations and warranties given as of a specific date shall be true and correct only as of such date. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

          (b)    Performance of Obligations of the Company.    Each of the Company and its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

          (c)    Company Material Adverse Effect.    Since the date of this Agreement, there shall have been no event, development or state of fact that results in or would reasonably be expected to result in a Company Material Adverse Effect.

          (d)    Consent.    The Company shall have obtained the consent of each Person whose consent shall be required in connection with the transactions contemplated hereby under any Specified Contract; provided that in no event shall the Company or its Subsidiaries modify any terms of any Specified Contract or make any payment(s) to any third party in excess of $150,000, in the aggregate in connection with obtaining such consents, without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed.

        6.3    Conditions to Obligation of the Company to Effect the Merger.    The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by the Company:

          (a)    Representations and Warranties.    Each of the representations and warranties of Parent and Merger Sub contained in this Agreement (considered individually) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time (without regard to materiality or Parent Material Adverse Effect) as if made at the Effective Time except that representations and warranties given as of a specific date shall be true and correct only as of such date. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

          (b)    Performance of Obligations of Parent and Merger Sub.    Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

          (c)    Parent Material Adverse Effect.    Since the date of this Agreement, there shall have been no event, development or state of facts that results in or would reasonably be expected to result in a Parent Material Adverse Effect.

ARTICLE 7
TERMINATION

        7.1    Termination.    This Agreement, notwithstanding adoption of this Agreement by the stockholders of the Company, may be terminated at any time prior to the Effective Time:

          (a)   by mutual written consent of the Company and Parent;

          (b)   by Parent or the Company:

            (i)    if the Effective Time shall not have occurred on or before June 30, 2006 (the "Outside Date") (provided that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date); or

            (ii)   if there shall be any statute, Law, rule or regulation that makes consummation of the Merger illegal or prohibited, or if any court of competent jurisdiction in the United States or other Governmental Authority shall have issued an order, judgment, decree or ruling, or taken any other action retraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree, ruling or other action shall have become final and non-appealable;

          (c)   by Parent or the Company if the Company's Board of Directors authorizes the Company to enter into a definitive Acquisition Agreement with respect to a Superior Proposal in accordance with the provisions of Section 5.1;

          (d)   by Parent if the Board of Directors of the Company shall have failed to recommend, or shall have withdrawn its approval or recommendation of the Merger or shall have modified its recommendation of the Merger, in a manner adverse to Parent or Merger Sub or shall fail to recommend against the acceptance of any tender or exchange offer that constitutes an Alternative Proposal or shall have resolved to do any of the foregoing;

          (e)   by Parent if: (i) any representation or warranty of the Company contained in this Agreement shall not be true and correct at any time prior to the Effective Time, in each case such that the conditions set forth in Section 6.2(a) would not be satisfied or (ii) the Company shall not have performed and complied with each covenant or agreement contained in the Agreement and required to be performed or complied with by it, in each case such that the conditions set forth in Section 6.2(b) would not be satisfied, and which breach, in the case of clause (i) and (ii) above, shall not have been cured prior to fifteen (15) days following written notice of such breach;

          (f)    by the Company if: (i) any representation or warranty of Parent or Merger Sub contained in this Agreement shall not be true and correct at any time prior to the Effective Time, in each case such that the conditions set forth in Section 6.3(a) would not be satisfied or (ii) Parent or Merger Sub shall not have performed or complied with each covenant or agreement contained in this Agreement and required to be performed or complied with by it, in each case such that the conditions set forth in Section 6.3(b) would not be satisfied, and which breach, in the case of clause (i) and clause (ii) above, shall not have been cured prior to fifteen (15) days following written notice of such breach;

          (g)   by Parent if there shall have been entered any injunction, judgment ruling or decree by the government of the United States or by any agency or instrumentality thereof that: (i) restrains or otherwise interferes with the Merger; (ii) imposes limitations on the ability of Parent or Merger Sub (or any of their Affiliates) effectively to acquire or hold, or requires Parent, Merger Sub or the Company or any of their respective Affiliates or Subsidiaries to dispose of or hold separate, any material portion of the assets or the business of any one of them; or (iii) limits or prohibits any material business activity by Parent, Merger Sub or any of their Affiliates, including, without limitation, requiring the prior consent of any Person or entity (including the government of the United States and any instrumentality thereof) to future transactions by Parent, Merger Sub or any of their Affiliates;

          (h)   by Parent or the Company, if the shareholders of the Company fail to approve and adopt this Agreement and the transactions contemplated hereby at the Company Shareholders' Meeting, including any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(h) shall not be available to any party whose failure to fulfill any obligations under this Agreement shall have been the cause of or result in the failure to obtain the Company Shareholder Approval;

          (i)    by Parent or the Company, if the stockholders of Parent fail to authorize and approve the issuance of Parent Stock in connection with the Merger at the Parent Stockholders' Meeting, including any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(j) shall not be available to any party whose failure to fulfill any obligations under this Agreement shall have been the cause of or result in the failure to obtain the Parent Stockholder Approval;

          (j)    by Parent, if the financing contemplated by the Commitment Letter shall not have become available to Parent on substantially the terms and conditions identified in the Commitment Letter or on such other terms or pursuant to other financing arrangements reasonably acceptable to Parent; provided, however, that the right to terminate this Agreement under this Section 7.1(i) shall not be available to Parent if its failure to fulfill any obligations under Section 5.13(a) shall have been the cause of or result in the failure of such financing becoming available; or

          (k)   by the Company, if the Company shall have been advised that financing will not be available under the Commitment Letter or pursuant to alternate financing arrangements as contemplated by Section 5.13(a) hereof, and Parent fails to enter into a substitute Commitment Letter or alternate arrangements with other financing sources within twenty (20) business days thereafter.

        7.2    Effect of Termination and Abandonment.    In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 7, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 7.2 and Sections 5.5(b), 5.6, 7.3, 7.4, 8.5 and 8.6 and except that nothing herein shall relieve any party from liability for any breach of any covenant or agreement under this Agreement.

        7.3    Termination Fee.    (a) If: (i) Parent or the Company, as the case may be, terminates this Agreement pursuant to Sections 7.1(b)(i), 7.1(c), 7.1(d), or 7.1(h) and (ii) in case of a termination pursuant to Sections 7.1(b)(i) or 7.1(h) an Alternative Proposal with respect to the Company shall have been publicly announced prior to such termination and any merger or extraordinary transaction is, entered into or consummated by the Company within twelve (12) months following such termination, then, in any such case, the Company shall pay to Parent (i) a fee ("Termination Fee"), in cash, equal to $60 million and (ii) all costs and expenses incurred or payable by or on behalf of Parent or Merger Sub in connection with or in anticipation of the transactions contemplated by this Agreement, including, without limitation, all attorneys' fees, accountants' fees, financial advisors' fees, internal time charges for Parent employees (based on customary charges in the industry) consultant fees, commitment fees and filing fees, not to exceed $10 million in the aggregate (the "Expense Payment"); provided, however, that the Company in no event shall be obligated to pay more than once such Termination Fee with respect to all such agreements and occurrences and such termination.

        (b)   Any payments required to be made pursuant to this Section 7.3 shall be made to Parent, by wire transfer of immediately available same day funds to an account designated by Parent, within two (2) business days after the termination of this Agreement pursuant to Section 7.1(c) or (d) or, if this Agreement is terminated pursuant to Sections 7.1(b)(i) or 7.1(h), two business days after the earlier of the entering into or the consummation of any merger or extraordinary transaction. The Company acknowledges that the covenants contained in Section 7.3(a) are an integral part of the transactions contemplated in this Agreement and that without such covenants Parent would not enter into this Agreement. Accordingly, in the event the Company fails to pay to Parent the Termination Fee and Expense Payment, promptly when due, the Company shall, in addition thereto, pay to Parent all costs and expenses, including attorneys' fees and disbursements, incurred in collecting such Termination Fee and Expense Payment together with interest on the amount of the Termination Fee and Expense Payment or any unpaid portion thereof, from the date such payment was due until the date such payment is received by Parent, accrued at the fluctuating prime rate (as quoted in The Wall Street Journal) as in effect from time to time during the period.

        7.4    Termination for Failure to Obtain Financing.    If this Agreement is terminated by Parent pursuant to Section 7.1(j), or by the Company pursuant to Section 7.1(k), Parent shall pay to the Company the sum of $20 million in cash as liquidated damages. Parent and the Company hereby acknowledge that the amount of damages which would be incurred by the Company as a result of such termination are difficult to ascertain, and that the amount of liquidated damages provided by this Section 7.4 is reasonable. Except as provided in this Section 7.4, Parent shall not have any liability to the Company in the event of a termination pursuant to Section 7.1(j). The payment required to be made by this Section 7.4 shall be made to the Company within two (2) business days after termination of this Agreement pursuant to Section 7.1(j) or Section 7.1(k) by wire transfer of immediately available same day funds to an account designated by the Company prior to and as a condition to termination pursuant to Section 7.1(j).

        7.5    Amendment.    To the extent permitted by applicable Law, this Agreement may be amended by action taken by or on behalf of the Board of Directors of the Company and Parent at any time before or after (i) approval and adoption of this Agreement by the stockholders of the Company or (ii) the authorization and approval of the issuance of Parent Stock in connection with the Merger by the shareholders of Parent but, after any such stockholder approval, no amendment shall be made which by Law requires the further approval of such stockholders without such further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

        7.6    Extension; Waiver.    At any time prior to the Effective Time, any party hereto, by action taken by its Board of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 8
GENERAL PROVISIONS

        8.1    Nonsurvival of Representations and Warranties.    None of the representations and warranties in this Agreement, or in any instrument delivered pursuant to this Agreement, shall survive after the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

        8.2    Notices.    All notices and other communications given or made pursuant hereto shall be in writing (including facsimile or similar writing) and shall be deemed to have been duly given or made as of the date of receipt and shall be delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested), sent by overnight courier or sent by facsimile (but only if the appropriate facsimile transmission confirmation is received), to the applicable party at the following addresses or facsimile numbers (or at such other address or telecopy number for a party as shall be specified by like notice):

        If to Parent or Merger Sub, to:

  DRS Technologies, Inc.
  5 Sylvan Way
  Parsippany, New Jersey 07054
  Attention: Nina Laserson Dunn, Esq.
  Telephone: (973) 898-6020
  Facsimile: (973) 898-0717

        with a copy to:

  Skadden, Arps, Slate, Meagher & Flom LLP
  Four Times Square
  New York, New York 10036
  Attention: Jeffrey W. Tindell, Esq.
  Telephone: (212) 735-3380
  Facsimile: (917) 777-3380

        If to the Company, to:

  Engineered Support Systems, Inc.
  201 Evans Lane
  St. Louis, Missouri 63121
  Attention: David D. Mattern, Esq.
  Telephone: (314) 553-4984
  Facsimile: (314) 553-4320

        with copies to:

  Thompson Coburn LLP
  One US Bank Plaza
  St. Louis, Missouri 63101
  Attention: Thomas A. Litz
  Telephone: (314) 552-6072
  Facsimile: (314) 552-7072

  Wittner, Poger, Spewak, Maylack & Spooner, P.C.
  7733 Forsyth Boulevard, Suite 2000
  St. Louis, Missouri 63105
  Attention: David S. Spewak
  Telephone: (314) 862-3535
  Facsimile: (314) 862-5741

        8.3    Assignment; Binding Effect.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties. Any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Article 2 and Sections 5.8 and 5.9 which may be enforced directly by the beneficiaries thereof, nothing in this Agreement, expressed or implied, is intended to or shall confer on any Person other than the parties hereto or their respective permitted successors and assigns any rights, benefits, remedies, obligations or liabilities whatsoever under or by reason of this Agreement.

        8.4    Entire Agreement.    This Agreement (including the Company Disclosure Schedule), the Confidentiality Agreement, the Ancillary Documents and any other documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect thereto.

        8.5    Governing Law.    This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware (except to the extent that Missouri Law applies to the Merger) without regard to its rules of conflict of Laws. Each of the Company, Parent and Merger Sub hereby irrevocably and unconditionally: (i) consents to submit to the exclusive jurisdiction of the state and federal courts located in the State of Delaware (the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), (ii) waives any objection to the laying of venue of any such litigation in the Delaware Courts and (iii) agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum. Each of the parties hereto irrevocably waives any and all rights to trial by jury in any proceedings arising out of or related to this Agreement or the transactions contemplated hereby.

        8.6    Fee and Expenses.    Except as otherwise provided herein, including, but not limited to, in Sections 2.4(i), 7.3 and 7.4, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

        8.7    Certain Definitions.    For purposes of this Agreement, the following terms shall have the following meanings:

          (i)    "401(k) Plans" means: the Engineered Support Systems, Inc. 401(k) and Employee Stock Ownership Plan and the Mobilized Systems, Inc. 401(k) Incentive Savings Plan.

          (ii)   "Affiliate" of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

          (iii)  "Company Material Adverse Effect" means: (A) any change or effect that is or would reasonably be expected to be materially adverse to the business, results of operations, assets, liabilities, financial condition, or reputation of the Company and its Subsidiaries, taken as a whole, including any material worsening with respect to any matter disclosed in the Company Disclosure Schedule; provided, however, that in determining whether there has been a Company Material Adverse Effect, any adverse effect primarily resulting from or arising in connection with the following shall be disregarded: (x) the taking of any action permitted or required by this Agreement or the announcement or pendency of the Merger; or (y) changes or conditions (including GAAP (as defined in Section 3.7(b)), Law, regulation or other interpretation) affecting the industry in which the Company or its Subsidiaries operate, so long as such changes do not disproportionately affect the Company or its Subsidiaries; or (B) any event, matter, condition or effect which precludes or delays or would reasonably be expected to preclude or delay the Company from materially performing its material obligations under this Agreement or the consummation of the transactions contemplated hereby.

          (iv)  "group" has the meaning ascribed to such term under Rule 13d-5(b)(1) under the Exchange Act.

          (v)   "Indebtedness" means (i) indebtedness of the Company or any of its Subsidiaries for borrowed money (including the aggregate principal amount thereof, the aggregate amount of any accrued but unpaid interest thereon and any prepayment penalties or other similar amounts payable in connection with the repayment thereof on or prior to the Closing Date), (ii) obligations of the Company or any of its Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments, (iii) obligations of the Company or any of its Subsidiaries under capitalized leases, (iv) obligations of the Company or any of its Subsidiaries under conditional sale, title retention or similar agreements or arrangements creating an obligation of the Company or any of its Subsidiaries with respect to the deferred purchase price of property, (v) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements and (vi) all obligations of any of the Company or any Subsidiary to guarantee any of the foregoing types of obligations on behalf of any Person other than the Company or any Subsidiary.

          (vi)  "knowledge" of with respect to the Company shall mean the actual or constructive knowledge of any of the persons set forth in Section 8.7 of the Company Disclosure Schedule.

          (vii)  "Liens" means any pledges, claims, liens, charges, encumbrances, options to purchase or lease or otherwise acquire any interest, conditional sales agreement, restriction (whether on voting, sale, transfer, disposition or otherwise) and security interests of any kind or nature whatsoever.

          (viii)   "Loss Contract" means any Contract to which the Company or any Subsidiary is a party with respect to which the Company accrued a loss on the consolidated balance sheet of the Company and the Subsidiaries as of July 31, 2005, included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2005 (without regard to any selling, general and administrative expenses accrued with respect to such Contract).

          (ix)  "License Agreements" means all material agreements, whether oral or written, and whether between the Company, its Subsidiaries and third parties or intercompany, to which the Company or any of its Subsidiaries is a party or otherwise bound: (i) granting or obtaining any right to use or practice any rights under any Intellectual Property (other than licenses for readily available commercial Software having an acquisition price of less than $10,000) or (ii) restricting the Company's or any of its Subsidiaries' rights to use any Intellectual Property, including, without limitation, license agreements, development agreements, distribution agreements, settlement agreements, consent to use agreements and covenants not to sue.

          (x)   "Parent Material Adverse Effect" means: (A) any change or effect that is or would reasonably be expected to be materially adverse to the business, results of operations, assets, liabilities or financial condition of Parent and its subsidiaries, taken as a whole; or (B) any event, matter, condition or effect which precludes or delays or would reasonably be expected to preclude or delay Parent from materially performing its material obligations under this Agreement or the consummation of the transactions contemplated hereby; provided, however, that in determining whether there has been a Parent Material Adverse Effect, any adverse effect primarily resulting from or arising in connection with the following shall be disregarded: (x) the taking of any action permitted or required by this Agreement or the announcement or pendency of the Merger; or (y) changes or conditions (including GAAP (as defined in Section 3.7(b)), Law, regulation or other interpretation) affecting the industry in which Parent or its Subsidiaries operate, so long as such changes do not disproportionately affect the Parent or its Subsidiaries; or (B) any event, matter, condition or effect which precludes or delays or would reasonably be expected to preclude or delay Parent from materially performing its material obligations under this Agreement or the consummation of the transactions contemplated hereby.

          (xi)  "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, entity or group (as defined in the Exchange Act).

          (xii)  "Tax" or "Taxes" means any and all federal, state, local and foreign income, gross receipts, payroll, employment, excise, stamp, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum, estimated, or other taxes (together with interest, penalties and additions to tax imposed with respect thereto) imposed by any Governmental Authority; and

          (xiii)   "Tax Returns" means returns, declarations, claims for refund, or information returns or statements, reports and forms relating to Taxes filed or required to be filed with any Governmental Authority (including any schedule or attachment thereto) with respect to the Company or the Subsidiaries, including any amendment thereof.

        8.8    Headings.    Headings of the articles and sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever. The table of contents contained in this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        8.9    Interpretation.    In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations and partnerships and vice versa. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be understood to be followed by the words "without limitation."

        8.10    Waivers.    No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, nor any failure or delay on the part of any party hereto in the exercise of any right hereunder, shall be deemed to constitute a waiver by the party taking such action of compliance of any representations, warranties, covenants or agreements contained in this Agreement or in any of the Ancillary Documents. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

        8.11    Severability.    Any term or provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        8.12    Enforcement of Agreement.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at Law or in equity.

        8.13    Counterparts.    This Agreement may be executed by the parties hereto in one or more separate counterparts, each of which, when so executed and delivered, shall be deemed to be an original. All such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

[Signature Page Follows]

        IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf, on the day and year first written above.

ENGINEERED SUPPORT SYSTEMS, INC.
By:	/s/ GERALD A. POTTHOFF
Name:	Gerald A. Potthoff
Title:	Vice Chairman and Chief Executive Officer
DRS TECHNOLOGIES, INC.
By:	/s/ MARK S. NEWMAN
Name:	Mark S. Newman
Title:	Chairman, President and Chief Executive Officer
MAXCO, INC.
By:	/s/ MARK S. NEWMAN
Name:	Mark S. Newman
Title:	President

COMPANY DISCLOSURE SCHEDULES
Section 3.3(a)(i)	Stock Options
Section 3.3(b)	Stock Rights Agreements
Section 3.3(c)	Subsidiaries Jurisdictions of Incorporation
Section 3.3(d)	Investments
Section 3.8	Affiliate Transactions
Section 3.9	Material Events
Section 3.10	Litigation
Section 3.11(a)	Benefit Plans, Employment Agreements, etc.
Section 3.11(b)	Certain Pension Plans, Change in Control Agreements
Section 3.11(d)	Post-Termination and Retiree Benefits
Section 3.11(e)	Plan Actions
Section 3.11(f)	Foreign Benefit Plans
Section 3.11(h)	Exceptions to Pension/ERISA Compliance
Section 3.12	Collective Bargaining Agreements
Section 3.13(a)	Owned Real Property
Section 3.13(b)	Leased Real Property
Section 3.13(c)	Condemnation
Section 3.14(b)	Intellectual Property
Section 3.15	Tax Claims, Audits and Indemnifications
Section 3.16	Environmental Matters
Section 3.17(a)	Contract Issues
Section 3.17(b)	Specified Contracts
Section 3.18(a)	Government Contract Non-Compliance
Section 3.18(b)	Governmental Investigations
Section 3.18(c)	Government Contract Claims
Section 3.18(d)	Unclosed Rate Schedules
Section 3.19	Suspensions and Debarments
Section 3.20	Loss Contracts
Section 3.21	Significant Customers and Suppliers
Section 3.22	Insurance
Section 3.28(a)	Export Licenses and Agreements
Section 3.28(b)	Export Approval — Compliance
Section 3.28(c)	Export Approval Audits and Investigations
Section 5.2(a)	Exceptions to Interim Covenants
Section 5.2(b)	Exceptions to Ordinary Course
Section 8.7	Knowledge Persons
PARENT DISCLOSURE SCHEDULES
Section 4.10	Litigation

Annex B

September 21, 2005

The Board of Directors
DRS Technologies, Inc.
5 Sylvan Way
Parsippany, NJ 07054

Gentlemen:

        We understand that DRS Technologies, Inc. ("DRS"), Maxco, Inc. ("Merger Sub"), a wholly-owned subsidiary of DRS, and Engineered Support Systems, Inc. ("EASI") propose to enter into an Agreement and Plan of Merger to be dated as of September 21, 2005 (the "Agreement"), pursuant to which Merger Sub will merge with and into EASI (the "Merger") and EASI will become a wholly-owned subsidiary of DRS. Pursuant to the Agreement, in the Merger, each share of common stock, par value $0.01 per share, of EASI would be converted into the right to receive (i) $30.10 per share in cash and (ii) that number of shares of common stock, par value $0.01 per share, of DRS (the "Exchange Ratio") equal to $12.90 divided by the average closing price of DRS common shares for the ten consecutive trading days ending with the second complete trading day prior to the closing of the Merger, provided that in no event shall the Exchange Ratio be more than 0.2756 nor less than 0.2255. The aggregate amount of consideration to be paid pursuant to the Merger is referred to herein as the "Consideration to be Issued." You have provided us with a draft of the Agreement in its substantially final form.

        You have asked us to render our opinion as to whether the Consideration to be Issued is fair, from a financial point of view, to DRS.

        In the course of performing our review and analyses for rendering this opinion, we have:

  •
  reviewed the draft of the Agreement in substantially final form;

  •
  reviewed EASI's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended October 31, 2004, 2003 and 2002, its Quarterly Reports on Form 10-Q for the periods ended July 31, 2005, April 30, 2005 and January 31, 2005, and its Current Reports on Form 8-K filed during the three-year period ended on the date hereof;

  •
  reviewed DRS's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended March 31, 2005, 2004 and 2003, its Quarterly Reports on Form 10-Q for the periods ended June 30, 2005, December 31, 2004 and September 30, 2004, and its Current Reports on Form 8-K filed during the three-year period ended on the date hereof;

  •
  reviewed certain operating and financial information relating to EASI's business and prospects, all as prepared and provided to us by EASI's management;

  •
  reviewed projections for EASI for the five years ended October 31, 2010, as prepared and provided to us by DRS's management;

  •
  reviewed certain operating and financial information relating to DRS's business and prospects, including projections for DRS for the five years ended March 31, 2010, all as prepared and provided to us by DRS's management;

  •
  reviewed certain estimates of potential cost savings and other combination benefits expected to result from the Merger, prepared and provided to us by DRS's management;

  •
  met with certain members of EASI's senior management to discuss EASI's businesses, operations, historical and projected financial results and future prospects;

  •
  met with certain members of DRS's senior management to discuss DRS's and EASI's businesses, operations, historical and projected financial results and future prospects;

  •
  reviewed the historical prices, trading multiples and trading volumes of the common stock of DRS and EASI;

  •
  reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to EASI and DRS;

  •
  reviewed the terms of recent mergers and acquisitions involving companies that we deemed generally comparable to the Merger;

  •
  performed discounted cash flow analyses based on the projections for EASI as furnished to us by DRS's management;

  •
  reviewed the pro forma financial results, financial condition and capitalization of DRS giving effect to the Merger; and

  •
  conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information publicly available or provided to us by DRS and EASI, including, without limitation, the projections and the potential synergy estimates. With respect to DRS's and EASI's projected financial results and the potential synergies that could be achieved as a result of the Merger, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of DRS as to the expected future performance of DRS and EASI and the potential synergies. We have not assumed any responsibility for the independent verification of any such information or of the projections and potential synergy estimates provided to us, and we have further relied upon the assurances of the senior managements of DRS that they are unaware of any facts that would make the information, projections and potential synergy estimates provided to us incomplete or misleading.

        In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of DRS or EASI, nor have we been furnished with any such appraisals. We have assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on DRS or EASI.

        We do not express any opinion as to the price or range of prices at which the shares of common stock of DRS and EASI may trade subsequent to the announcement of the Merger or as to the price or range of prices at which the shares of common stock of DRS may trade subsequent to the consummation of the Merger.

        We have acted as a financial advisor to DRS in connection with the Merger and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Merger. Bear Stearns has been previously engaged by DRS to provide certain

B-2

investment banking and financial advisory services for which we received customary fees. Certain of Bear Stearns' affiliates have provided financing commitments in connection with the Merger for which they will receive customary compensation. In the ordinary course of business, Bear Stearns and its affiliates actively trade the equity and debt securities and/or bank debt of DRS and/or EASI for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

        It is understood that this letter is intended for the benefit and use of the Board of Directors of DRS and does not constitute a recommendation to the Board of Directors of DRS or any holders of DRS common stock as to how to vote in connection with the Merger. This opinion does not address DRS's underlying business decision to pursue the Merger, the relative merits of the transaction as compared to any alternative business strategies that might exist for DRS, the effects of any other Merger in which DRS might engage or the financing of the Merger. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement/prospectus to be distributed to the holders of DRS common stock in connection with the Merger. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

        Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Issued is fair, from a financial point of view, to DRS.

Very truly yours,
BEAR, STEARNS & CO. INC.
By:	/s/ DAVID P. BAXT
David P. Baxt Senior Managing Director

B-3

Annex C

September 21, 2005

Board of Directors
DRS Technologies, Inc.
5 Sylvan Way
Parsippany, NJ 07054

Members of the Board of Directors:

        Engineered Support Systems, Inc. (the "Company"), DRS Technologies, Inc. (the "Acquiror") and Maxco, Inc., a newly formed, wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement"), pursuant to which the Acquisition Sub will be merged with and into the Company in a transaction (the "Merger") in which each outstanding share of the Company's common stock, par value $0.01 per share (the "Company Shares"), other than Company Shares held by the Company or owned by the Acquiror or the Acquisition Sub, or as are held by any person who is entitled to demand and properly demands payment of the fair value of such Company Shares in compliance with Missouri law, will be converted into the right to receive (i) $30.10 in cash without interest (the "Per Share Cash Consideration") and (ii) a fraction (calculated to the nearest one-ten thousandth) of a share of common stock, $0.01 par value per share, of the Acquiror ("Acquiror Stock") equal to one share of Acquiror Stock multiplied by the Exchange Ratio (such product, the "Per Share Stock Consideration" and, together with the Per Share Cash Consideration, the "Merger Consideration"). The "Exchange Ratio" means (a) 0.2255, if the average closing price of a share of Acquiror Stock on the New York Stock Exchange, Inc. Composite Transactions Tape for each of the ten consecutive trading days ending on the second trading prior to, but not including, the closing date of the transaction contemplated by the Agreement, calculated to the nearest one-tenth of a cent (the "Acquiror Stock Value"), is $57.20 or greater; (b) the quotient, resulting from dividing $12.90 by the Acquiror Stock Value, if the Acquiror Stock Value is less than $57.20, but greater than $46.80; or (c) 0.2756, if the Acquiror Stock value is $46.80 or less.

        You have asked us whether, in our opinion, the Merger Consideration to be paid by the Acquiror pursuant to the Merger is fair from a financial point of view to the Acquiror.

        In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Acquiror, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies") furnished to us by the Company and the Acquiror, respectively;

  (3)
  Conducted discussions with members of senior management and representatives of the Acquiror concerning the matters described in clauses 1 and 2 above, as well as the businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

  (4)
  Reviewed the market prices and valuation multiples for the Company Shares and the Acquiror Stock and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5)
  Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6)
  Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

  (7)
  Participated in certain discussions among representatives of the Company and the Acquiror and their financial and legal advisors;

  (8)
  Reviewed the potential pro forma impact of the Merger on the Acquiror;

  (9)
  Reviewed a draft dated September 19, 2005 of the Agreement; and

  (10)
  Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or the Acquiror, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Acquiror's management as to the expected future financial performance of the Company or the Acquiror, as the case may be, and the Expected Synergies. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that the transactions described in the Agreement will be consummated on the terms set forth therein, without material modification or waiver. We have also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

        We are acting as financial advisor to the Acquiror in connection with the Merger and will receive a fee from the Acquiror for our services, which will be payable upon our rendering this opinion. In addition, the Acquiror has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently and have, in the past, provided financial advisory and financing services to the Acquiror and the Company and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as the Acquiror Stock and other securities of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of the Acquiror. Our opinion does not address the merits of the underlying decision by the Acquiror to engage in the Merger and does not constitute a recommendation to any stockholder of the Acquiror as to how such stockholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Acquiror. We are not expressing any opinion herein as to the prices at which the Acquiror Stock will trade following the announcement or consummation of the Merger.

C-2

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by the Acquiror pursuant to the Merger is fair from a financial point of view to the Acquiror.

                      Very truly yours,

                      /s/ MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                       INCORPORATED

                      Merrill Lynch, Pierce, Fenner & Smith
                                            Incorporated

C-3

Annex D

September 21, 2005

Board of Directors
Engineered Support Systems, Inc.
201 Evans Lane
St. Louis, MO 63121

Members of the Board:

        We understand that Engineered Support Systems, Inc. (the "Company") intends to enter into an Agreement and Plan of Merger, dated as of September 21, 2005 (the "Agreement") by and among the Company, DRS Technologies, Inc. (the "Buyer"), and Maxco Inc., a wholly owned subsidiary of the Buyer ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company (the "Merger") and, upon the effectiveness of the Merger, each issued and outstanding share of common stock of the Company ("Company Stock") will be converted into the right to receive (i) $30.10 in cash and (ii) a fraction of a share of common stock of the Buyer ("Buyer Stock") equal to the Exchange Ratio (as defined below) (the "Proposed Transaction"). The "Exchange Ratio" will be (i) 0.2756, if the Buyer Average Stock Price (as defined below) is less than or equal to $46.80, (ii) 0.2255, if the Buyer Average Stock Price is greater than or equal to $57.20, and (iii) the quotient obtained by dividing $12.90 by the Buyer Average Stock Price, if the Buyer Average Stock Price is greater than $46.80 but less than $57.20. The "Buyer Average Stock Price" is the average of the closing sale prices for a share of Buyer Stock on the New York Stock Exchange for each of the ten consecutive trading days ending on the second complete trading day prior to the closing date of the Merger. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

        In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2004 and the Quarterly Reports on Form 10-Q for the quarters ended January 31, 2005, April 30, 2005 and July 31, 2005, (3) publicly available information concerning the Buyer that we believe to be relevant to our analysis, including the Buyer's Annual Report on Form 10-K for the fiscal year ended March 31, 2005 and the Buyer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (5) financial and operating information with respect to the business, operations and prospects of the Buyer furnished to us by the Buyer, (6) published estimates of third party research analysts with respect to the future financial performance of the Company, (7) published estimates of third party research analysts with respect to the future financial performance of the Buyer (the "Buyer Research Estimates"), (8) a trading history of the Company Stock and the Buyer Stock from September 20, 2000 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (9) a comparison of the historical financial results and present financial condition of the Company and the Buyer with other companies that we deemed relevant, (10) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, and (11) the results of our efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of the Company. In addition, we have had discussions with the management of the Company and the Buyer concerning their respective businesses, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company and the Buyer that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. We have not been provided with and did not have access to financial projections of the Buyer prepared by management of the Buyer. Accordingly, upon advice of the Buyer's management and with the Company's consent, we have assumed that the Buyer Research Estimates are a reasonable basis upon which to evaluate the future financial performance of the Buyer, and that Buyer will perform substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or the Buyer and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or the Buyer. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's stockholders in the Proposed Transaction is fair to such stockholders.

        We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fixed fee for our services in rendering this opinion and an additional fee which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the securities of the Company and the Buyer for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

                      Very truly yours,

                      /s/  LEHMAN BROTHERS

                      Lehman Brothers

D-2

Annex E

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
DRS TECHNOLOGIES, INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

        DRS Technologies, Inc., a Delaware corporation (hereinafter called the "Corporation"), does hereby certify as follows:

        FIRST: Article FOURTH, Section (a) of the Corporation's Amended and Restated Certificate of Incorporation, as amended, is hereby amended to read in its entirety as set forth below:

          (a)   The aggregate number of shares of capital stock which the corporation is authorized to issue is 102,000,000 consisting of 100,000,000 shares of Common Stock each having a par value of $0.01 per share and 2,000,000 shares of Preferred Stock each having a par value of $10.00 per share.

        SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

        IN WITNESS WHEREOF, DRS Technologies, Inc. has caused this Certificate to be duly executed in its corporate name this       day of                  , 2006.

DRS Technologies, Inc.
By:	Name: Title:

E-1

Annex F

SELECTED PROVISIONS OF MISSOURI LAW GOVERNING DISSENTERS' RIGHTS

351.455. Shareholder who objects to merger may demand value of shares, when—remedy exclusive, when.

1.
If a shareholder of a corporation which is a party to a merger or consolidation and, in the case of a shareholder owning voting stock as of the record date, at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote shall file with such corporation prior to or at such meeting a written objection to such plan of merger or consolidation, and shall not vote in favor thereof, and such shareholder, within twenty days after the merger or consolidation is effected, shall make written demand on the surviving or new corporation for payment of the fair value of his or her shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, the surviving or new corporation shall pay to such shareholder, upon surrender of his or her certificate or certificates representing said shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder failing to make demand within the twenty- day period shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof.

2.
If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his or her certificate or certificates representing said shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

3.
If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty-day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under such shareholder shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

4.
The right of a dissenting shareholder to be paid the fair value of such shareholder's shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

5.
When the remedy provided for in this section is available with respect to a transaction, such remedy shall be the exclusive remedy of the shareholder as to that transaction, except in the case of fraud or lack of authorization for the transaction.

F-1

QuickLinks

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT
YOUR VOTE IS IMPORTANT
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 30, 2006
ADDITIONAL INFORMATION

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
RISKS RELATING TO THE MERGER
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
THE DRS SPECIAL MEETING
THE ESSI SPECIAL MEETING
THE MERGER
THE MERGER AGREEMENT
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
DRS Technologies, Inc. Unaudited Pro Forma Condensed Combined Statement of Earnings Six Months Ended September 30, 2005 (in thousands, except per share data)
DRS TECHNOLOGIES, INC. NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT INFORMATION
INFORMATION REGARDING ESSI
BENEFICIAL OWNERSHIP OF THE COMMON STOCK OF ESSI
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ESSI
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK APPLICABLE TO ESSI
SUPPLEMENTARY FINANCIAL INFORMATION OF ESSI
COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS
ADDITIONAL INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Engineered Support Systems, Inc. Consolidated Balance Sheets (In thousands, except per share amounts)
Engineered Support Systems, Inc. Consolidated Statements of Income (In thousands, except per share amounts)
Engineered Support Systems, Inc. Consolidated Statements of Shareholders' Equity (in thousands)
Engineered Support Systems, Inc. Consolidated Statements of Cash Flows (in thousands)
Engineered Support Systems, Inc. Notes to Consolidated Financial Statements (in thousands, except per share amounts)
Engineered Support Systems, Inc. Condensed Consolidated Balance Sheets (In thousands, except per share amounts)
Engineered Support Systems, Inc. Condensed Consolidated Statements of Income (in thousands, except per share amounts) (Unaudited)
Engineered Support Systems, Inc. Condensed Consolidated Statements of Cash Flows (in thousands) (Unaudited)
Engineered Support Systems, Inc. Notes To Condensed Consolidated Financial Statements (Unaudited) (in thousands, except per share amounts) July 31, 2005
REPORT OF INDEPENDENT ACCOUNTANTS
Spacelink International, LLC Balance Sheets
Spacelink International, LLC Statements of Income and Members' Equity
Spacelink International, LLC Statements of Cash Flows
Spacelink International, LLC Notes to Financial Statements December 31, 2004 and 2003

TABLE OF DEFINED TERMS
AGREEMENT AND PLAN OF MERGER
RECITALS
ARTICLE 1 THE MERGER
ARTICLE 2 EFFECT OF THE MERGER ON SECURITIES OF MERGER SUB AND THE COMPANY
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
ARTICLE 5 COVENANTS
ARTICLE 6 CONDITIONS
ARTICLE 7 TERMINATION
ARTICLE 8 GENERAL PROVISIONS
  Annex B
  Annex C
  Annex D
  Annex E
CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DRS TECHNOLOGIES, INC.
  Annex F
SELECTED PROVISIONS OF MISSOURI LAW GOVERNING DISSENTERS' RIGHTS